    As filed with the Securities and Exchange Commission on September 1, 2006


                                                     Registration No. 333-130068
                                                                      811-21397


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    Form N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                         Pre-Effective Amendment No. 2                     ( X )


                                      and

                        REGISTRATION STATEMENT UNDER THE
                         INVESTMENT COMPANY ACT OF 1940


                                 Amendment No. 11                          ( X )


                  NYLIAC VARIABLE ANNUITY SEPARATE ACCOUNT-IV
                           (Exact Name of Registrant)

                           NEW YORK LIFE INSURANCE AND
                               ANNUITY CORPORATION
                               (Name of Depositor)

                   51 Madison Avenue, New York, New York 10010
               (Address of Depositor's Principal Executive Office)

                  Depositor's Telephone Number: (212) 576-7000

                            Charles A. Whites, Esq.

                 New York Life Insurance and Annuity Corporation
                               51 Madison Avenue
                            New York, New York 10010
                     (Name and Address of Agent for Service)

                                    Copy to:

Richard T. Choi, Esq.                            Thomas F. English, Esq.
Jorden Burt LLP                                  Senior Vice President
1025 Thomas Jefferson Street, NW                 and General Counsel
Suite 400                                        New York Life Insurance Company
Washington, D.C.  20007-5208                     51 Madison Avenue
                                                 New York, New York  10010

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement

If appropriate, check the following box:

[ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered:
     Units of interest in a separate account under variable annuity contracts.

Pursuant to Rule 24-f under the Investment Company Act of 1940, Registrant is registering an indefinite amount of the securities being offered pursuant to this Registration Statement, and will file its Notice pursuant to Rule 24-2 for its fiscal year ending December 31, 2006 on or before March 30, 2007.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

                       PROSPECTUS DATED OCTOBER 20, 2006

                                      FOR

                LIFESTAGES(R) LONGEVITY BENEFIT VARIABLE ANNUITY
                                      FROM
                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
                            (A DELAWARE CORPORATION)
             51 MADISON AVENUE, ROOM 651, NEW YORK, NEW YORK 10010
                                  INVESTING IN
                  NYLIAC VARIABLE ANNUITY SEPARATE ACCOUNT-IV

     This Prospectus describes the individual single premium LifeStages(R) Longevity Benefit Variable Annuity policy issued by New York Life Insurance and Annuity Corporation ("NYLIAC"). We designed this policy to assist individuals with their long-term retirement planning or other long-term needs. You can use this policy with retirement plans that do or do not qualify for special federal income tax treatment. The policy offers access to your money through partial withdrawals (some withdrawals may be subject to limitations, surrender charges and/or tax penalties), a choice of when Income Payments will commence, a guaranteed death benefit if the owner or Annuitant dies before Income Payments have commenced, and a guaranteed Longevity Benefit if the policy is in force and the Annuitant is living on the Longevity Commencement Date, and the premium payment has been made. Please be aware that as of the date of this Prospectus, the LifeStages(R) Longevity Benefit Variable Annuity is available only for Non-Qualified Policies. Please consult with your Registered Representative to determine when Qualified Policies will become available.

     The LifeStages(R) Longevity Benefit Variable Annuity policy differs from many other variable annuity policies in that in addition to the Longevity Benefit discussed above, NYLIAC will apply a Credit to your premium payment (see "CREDIT") and the Mortality and Expense Risk and Administrative Costs Charge is calculated as a percentage of your Adjusted Premium Payment under the policy (excluding any premium allocated to the Fixed Account that is not transferred to the Investment Divisions), rather than as a percentage of Separate Account assets. This means that the dollar amount of your Mortality and Expense Risk and Administrative Costs Charge will remain relatively stable regardless of market performance. Fees and charges for a policy with a Credit and a Longevity Benefit may be higher than those for other policies and, over time, the amount of the Credit and the Longevity Benefit may be more than offset by those higher charges.

     Your premium payment accumulates on a tax-deferred basis. This means your earnings are not taxed until you take money out of your policy, which can be done in several ways. You can allocate your premium payment to one or more of the following investment choices: a guaranteed interest option, the Dollar Cost Averaging Advantage Account and the variable Investment Divisions listed below.

-    MainStay VP Balanced--Service Class
-    MainStay VP Basic Value--Service Class(1)
-    MainStay VP Bond--Service Class
-    MainStay VP Capital Appreciation--Service Class
-    MainStay VP Cash Management
-    MainStay VP Common Stock--Service Class
-    MainStay VP Conservative Allocation--Service Class
-    MainStay VP Convertible--Service Class
-    MainStay VP Developing Growth--Service Class
-    MainStay VP Floating Rate--Service Class
-    MainStay VP Government--Service Class
-    MainStay VP Growth Allocation--Service Class
-    MainStay VP High Yield Corporate Bond--Service Class
-    MainStay VP Income & Growth--Service Class
-    MainStay VP International Equity--Service Class
-    MainStay VP Large Cap Growth
-    MainStay VP Mid Cap Core--Service Class
-    MainStay VP Mid Cap Growth--Service Class
-    MainStay VP Mid Cap Value--Service Class
-    MainStay VP Moderate Allocation--Service Class
-    MainStay VP Moderate Growth Allocation--Service Class
-    MainStay VP S&P 500 Index--Service Class
-    MainStay VP Small Cap Growth--Service Class
-    MainStay VP Total Return--Service Class
-    MainStay VP Value--Service Class
-    Alger American Small Capitalization--Class S Shares
-    Calvert Social Balanced Portfolio
-    Columbia Small Cap Value Fund, Variable Series--Class B
-    Dreyfus IP Technology Growth--Service Shares
-    Fidelity(R) VIP Contrafund(R)--Service Class 2
-    Fidelity(R) VIP Equity-Income--Service Class 2
-    Fidelity(R) VIP Mid Cap--Service Class 2
-    Janus Aspen Series Balanced--Service Shares
-    Janus Aspen Series Worldwide Growth--Service Shares
-    MFS(R) Investors Trust Series--Service Class
-    MFS(R) Research Series--Service Class
-    MFS(R) Utilities Series--Service Class
-    Neuberger Berman AMT Mid-Cap Growth--Class S
-    Royce Micro-Cap Portfolio
-    Royce Small-Cap Portfolio
-    T. Rowe Price Equity Income Portfolio-II
-    Van Eck Worldwide Hard Assets
-    Van Kampen UIF Emerging Markets Equity--Class II
-    Victory VIF Diversified Stock--Class A Shares

WE DO NOT GUARANTEE THE INVESTMENT PERFORMANCE OF THESE VARIABLE INVESTMENT DIVISIONS. DEPENDING ON MARKET CONDITIONS, YOU CAN MAKE OR LOSE MONEY IN ANY OF THE INVESTMENT DIVISIONS.

---------------

(1) Effective November 10, 2006, MainStay VP ICAP Select Equity -- Service Class

     You should read this Prospectus carefully before investing and keep it for future reference. This Prospectus is not valid unless attached to current prospectuses for the MainStay VP Series Fund, Inc., the Alger American Fund, the Calvert Variable Series, Inc., the Dreyfus Investment Portfolios, the Fidelity Variable Insurance Products Fund (VIP), the Janus Aspen Series, the Columbia Funds Variable Insurance Trust, the MFS(R) Variable Insurance Trust(SM), the Neuberger Berman Advisors Management Trust, the Royce Capital Fund, the T. Rowe Price Equity Series, Inc., the Van Eck Worldwide Insurance Trust, The Universal Institutional Funds, Inc. and the Victory Variable Insurance Funds (the "Funds," and each individually, a "Fund"). Each Investment Division invests in shares of a corresponding Fund portfolio. Please contact Us at (800) 598-2019 or your Registered Representative if you do not have the accompanying book of underlying fund prospectuses.

     To learn more about the policy, you can obtain a copy of the Statement of Additional Information ("SAI"), dated October 20, 2006. The SAI has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this Prospectus. The table of contents for the SAI appears at the end of this Prospectus. For a free copy of the SAI, call Us at (800) 598-2019 or write to Us at the address above.

     THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE POLICY INVOLVES RISKS, INCLUDING POTENTIAL LOSS OF PRINCIPAL INVESTED. THE POLICY IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND IS NOT FEDERALLY INSURED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
DEFINITIONS..............................    4
TABLE OF FEES AND EXPENSES...............    6
EXAMPLES.................................   10
QUESTIONS AND ANSWERS ABOUT LIFESTAGES(R)
  LONGEVITY BENEFIT VARIABLE ANNUITY.....   15
  How Do I Contact NYLIAC?...............   19
FINANCIAL STATEMENTS.....................   19
CONDENSED FINANCIAL INFORMATION..........   19
NEW YORK LIFE INSURANCE AND ANNUITY
  CORPORATION AND THE SEPARATE ACCOUNT...   20
  New York Life Insurance and Annuity
    Corporation..........................   20
  The Separate Account...................   20
  The Portfolios.........................   20
  Additions, Deletions or Substitutions
    of Investments.......................   23
  Reinvestment...........................   23
THE POLICY...............................   23
  Selecting the Variable Annuity That's
    Right for You........................   24
  Qualified and Non-Qualified Policies...   26
  Policy Application and Premium
    Payment..............................   26
  Payment Returned for Insufficient
    Funds................................   27
  Credit.................................   27
  Your Right to Cancel ("Free Look").....   28
  Longevity Benefit......................   28
  Issue Ages.............................   28
  Transfers..............................   28
  Limits on Transfers....................   29
  Virtual Service Center ("VSC") and
    Interactive Voice Response System
    ("IVR")..............................   31
  Dollar Cost Averaging Programs.........   32
    (a) Traditional Dollar  Cost
        Averaging........................   32
    (b) The DCA Advantage Account........   33
  Automatic Asset Reallocation...........   34
  Interest Sweep.........................   34
  Accumulation Period....................   34
    (a) Crediting of Premium Payment.....   34
    (b) Valuation of Accumulation
        Units............................   35
  Riders.................................   35
    (a) Living Needs Benefit Rider.......   35
    (b) Unemployment Benefit Rider.......   35
    (c) Enhanced Beneficiary Benefit
        Rider (optional).................   35
    (d) Enhanced Spousal Continuance
        Rider (optional).................   37
    (e) Upromise Account Rider
        (optional).......................   37
    (f) Annual Death Benefit Reset Rider
        (ADBR) (optional)................   37
  Policyowner Inquiries..................   39
  Records and Reports....................   39
CHARGES AND DEDUCTIONS...................   39
  Surrender Charges......................   39
  Amount of Surrender Charge.............   40
  Exceptions to Surrender Charges........   40
  Longevity Benefit Charge...............   40

                                           PAGE
                                           ----
  Mortality and Expense Risk and
    Administrative Costs Charge..........   41
  Calculating the Mortality and Expense
    Risk and Administrative Costs Charge
    and the Longevity Benefit Charge.....   41
OTHER CHARGES............................   43
    (a) Policy Service Charge............   43
    (b) Fund Charges.....................   43
    (c) Enhanced Beneficiary Benefit
        Rider Charge (optional)..........   43
    (d) Annual Death Benefit Reset (ADBR)
        Rider Charge (optional)..........   43
    (e) Transfer Fees....................   43
  Group and Sponsored Arrangements.......   43
  Taxes..................................   44
DISTRIBUTIONS UNDER THE POLICY...........   44
  Surrenders and Withdrawals.............   44
    (a) Surrenders.......................   45
    (b) Partial Withdrawals..............   45
    (c) Periodic Partial Withdrawals.....   46
    (d) Hardship Withdrawals.............   46
  Required Minimum Distribution Option...   46
  Our Right to Cancel....................   46
  Annuity Commencement Date..............   47
  Longevity Commencement Date............   47
  Death Before Annuity Commencement......   47
  Death Before Longevity Commencement....   48
  Income Payments........................   49
    (a) Election of Income Payment
         Options.........................   49
    (b) Proof of Survivorship............   49
  Longevity Income Payments..............   49
  Delay of Payments......................   50
  Designation of Beneficiary.............   51
  Restrictions Under Code Section
    403(b)(11)...........................   51
THE FIXED ACCOUNT........................   51
  (a) Interest Crediting.................   51
  (b) Transfers to the Investment
      Divisions..........................   51
THE DCA ADVANTAGE ACCOUNT................   52
FEDERAL TAX MATTERS......................   52
  Introduction...........................   52
  Taxation of Annuities in General.......   52
  Qualified Policies.....................   54
    (a) 403(b) Plans.....................   54
    (b) Individual Retirement
        Annuities........................   54
    (c) Roth Individual Retirement
         Annuities.......................   54
    (d) Inherited IRAs...................   54
    (e) SIMPLE IRAs......................   54
  Taxation of Death Benefits.............   55
DISTRIBUTION AND COMPENSATION
  ARRANGEMENTS...........................   55
VOTING RIGHTS............................   56
TABLE OF CONTENTS FOR THE STATEMENT OF
  ADDITIONAL INFORMATION ("SAI").........   57
APPENDIX 1...............................  A-1

THIS PROSPECTUS IS NOT CONSIDERED AN OFFERING IN ANY STATE WHERE THE SALE OF THIS POLICY CANNOT LAWFULLY BE MADE. WE DO NOT AUTHORIZE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING OTHER THAN AS DESCRIBED IN THIS PROSPECTUS OR IN ANY ACCOMPANYING SUPPLEMENT TO THIS PROSPECTUS OR IN ANY AUTHORIZED SUPPLEMENTAL SALES MATERIAL.

                                  DEFINITIONS

ACCUMULATION UNIT--An accounting unit We use to calculate the Variable Accumulation Value prior to the Annuity Commencement Date. Each Investment Division of the Separate Account has a distinct Accumulation Unit value.

ACCUMULATION VALUE--The sum of the Variable Accumulation Value, Fixed Accumulation Value and the DCA Accumulation Value of a policy.

ADJUSTED PREMIUM PAYMENT--The total dollar amount of the premium payment made under the policy and allocated to the Investment Divisions and DCA Advantage Account reduced by any withdrawals and applicable surrender charges in excess of any gain in the Policy.

ALLOCATION ALTERNATIVES--The Investment Divisions of the Separate Account and the Fixed Account.

ANNUITANT--The person named on the Policy Data Page and whose life determines the Income Payments and the Longevity Income Payments, and upon whose death prior to the Annuity Commencement Date, benefits under the policy may be paid. The Annuitant must also be the policyowner unless otherwise stated in this Prospectus.

ANNUITY COMMENCEMENT DATE--The date on which We are to make the first Income Payment under the policy.

BENEFICIARY--The person or entity having the right to receive the death benefit set forth in the policy and who is the "designated beneficiary" for purposes of
Section 72 of the Internal Revenue Code in the event of the Annuitant's or the policyowner's death.

BUSINESS DAY--Generally, any day on which the New York Stock Exchange ("NYSE") is open for trading. Our Business Day ends at 4:00 p.m. Eastern Time or the closing of regular trading on the NYSE, if earlier.

CODE--The Internal Revenue Code of 1986, as amended.

CREDIT--An amount We will apply to your Accumulation Value at the time of your premium payment. The Credit is calculated as a percentage of the premium payment and will never be less than 2 percent (the Credit Rate). The Credit Rate applicable to the premium payment varies, depending on the amount of the premium payment received under the policy. The Credit Rate schedule as of the date of this Prospectus is described in the section entitled "Credit."

DOLLAR COST AVERAGING ("DCA") ADVANTAGE ACCOUNT--The 6-month period account from which you are permitted to transfer amounts to the Investment Divisions proportionally on a monthly basis.

DOLLAR COST AVERAGING (DCA) ADVANTAGE PLAN--A feature which permits automatic dollar cost averaging using the DCA Advantage Plan Account.

DCA ACCUMULATION VALUE--The sum of the premium payment and any Credits allocated to the DCA Advantage Account, plus interest credited on such premium payment and any Credits, less any transfers and partial withdrawals from the DCA Advantage Account, and less any surrender charges and any annual policy service charge that may already have been assessed. The DCA Accumulation Value is supported by assets in NYLIAC's general account. These assets are subject to the claims of Our general creditors.

ELIGIBLE PORTFOLIOS ("PORTFOLIOS")--The mutual fund portfolios of the Funds that are available for investment through the Investment Divisions of the Separate Account.

FIXED ACCOUNT--An account that is credited with a fixed interest rate which NYLIAC declares and is not part of the Separate Account.

FIXED ACCUMULATION VALUE--The sum of the premium payment and any Credits allocated to the Fixed Account plus interest credited on such premium payment and any Credits, less any transfer or partial withdrawals from the Fixed Account, and less any surrender charges, rider charges and policy service charges deducted from the Fixed Account. The Accumulation Value of the Fixed Account is supported by assets in NYLIAC's general account, which are subject to the claims of Our general creditors.

FUND--An open-end management investment company.

INCOME PAYMENTS--Periodic payments NYLIAC makes after the Annuity Commencement Date.

INVESTMENT DIVISION--The variable investment options available with the policy. Each Investment Division invests exclusively in shares of a specified Eligible Portfolio.

LONGEVITY COMMENCEMENT DATE--The date, as shown on the Policy Data Page, on which the first Longevity Income Payment under the policy is to be made.

LONGEVITY INCOME PAYMENTS--Periodic payments NYLIAC makes to the named Payee on and after the Longevity Commencement Date.

NON-QUALIFIED POLICIES--Policies that are not available for use by individuals in connection with employee retirement plans that are intended to qualify for special federal income tax treatment under Sections 403(b), 408 and 408A of the Code. Non-Qualified Policies include policies issued to other retirement plans or arrangements, including plans qualifying under Section 401(a) of the Code.

NYLIAC, WE, OUR OR US--New York Life Insurance and Annuity Corporation.

PAYEE--A recipient of payments under the policy, generally the policyowner.

POLICY ANNIVERSARY--An anniversary of the Policy Date shown on the Policy Data Page.

POLICY DATA PAGE--Page 2 of the policy which contains the policy specifications.

POLICY DATE--The date from which We measure Policy Years, quarters, months and Policy Anniversaries. It is shown on the Policy Data Page.

POLICY YEAR--A year starting on the Policy Date. Subsequent Policy Years begin on each Policy Anniversary, unless otherwise indicated.

QUALIFIED POLICIES--Policies for use by individuals under employee retirement plans that are intended to qualify for special federal income tax treatment under Sections 403(b), 408 and 408A of the Code. Qualified Policies do not include policies issued to any other retirement plans or arrangements, including plans qualifying under Section 401(a) of the Code.

SEPARATE ACCOUNT--NYLIAC Variable Annuity Separate Account-IV, a segregated asset account We established to receive and invest the premium payment paid under the policy. The Separate Account's Investment Divisions, in turn, purchase shares of Eligible Portfolios.

VARIABLE ACCUMULATION VALUE--The sum of the products of the current Accumulation Unit value(s) for each of the Investment Divisions multiplied by the number of Accumulation Units held in the respective Investment Division.

                           TABLE OF FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the policy. The first table describes the fees and expenses that you will pay at the time that you buy the policy, surrender the policy, or transfer Accumulation Value between investment options. State premium taxes may also be deducted.

                        POLICYOWNER TRANSACTION EXPENSES

 CURRENT AND GUARANTEED MAXIMUM SURRENDER CHARGE as a
 percentage of the amount withdrawn(1)                          8.00%
 CURRENT AND GUARANTEED MAXIMUM TRANSFER FEE for each
 transfer over 12 in a Policy Year (currently no charge for
 the first 12 transfers in a Policy Year).                      $30

 (1) In Payment Years 4 and beyond, the percentage applied to calculate the maximum Surrender Charge is reduced as follows: 7% during Payment Year 4; 6% during Payment Year 5; 5% during Payment Year 6; 4% during Payment Year 7; 3% during Payment Years 8, 9 and 10; and 0% thereafter. In some states, the percentages applied to calculate the maximum Surrender Charge are modified as indicated in Appendix I of this Prospectus.

The next table describes the fees and expenses that you will pay periodically during the time that you own the policy, not including Fund fees and expenses.

                PERIODIC CHARGES OTHER THAN FUND COMPANY CHARGES

 ANNUAL POLICY SERVICE CHARGE (for policies with less than
 $100,000 Accumulation Value)                                   $30
 CURRENT AND GUARANTEED MAXIMUM MORTALITY AND EXPENSE RISK
 AND ADMINISTRATIVE COSTS CHARGE (calculated as an annualized percentage of the Adjusted Premium Payment allocated to the
 Investment Divisions and the DCA Advantage Account and of
 the premium payment transferred from the Fixed Account to
 the Investment Divisions, deducted on a quarterly basis; a
 pro rata portion of the charge may be deducted on the date
 the policy is surrendered and upon payment of death benefit
 proceeds).                                                     1.35%
 CURRENT AND GUARANTEED MAXIMUM LONGEVITY BENEFIT CHARGE
 (calculated as an annualized percentage of the premium
 payment made to the policy, deducted on a quarterly basis;
 the charge will be assessed to funds allocated to the
 Investment Divisions).                                         1.00%

                             OPTIONAL RIDER CHARGES

 GUARANTEED MAXIMUM ENHANCED BENEFICIARY BENEFIT RIDER CHARGE
 (calculated as an annualized percentage of the policy's
 Accumulation Value, deducted on a quarterly basis).            1.00%

   Current Enhanced Beneficiary Benefit Rider Charge            0.30%
 GUARANTEED MAXIMUM ANNUAL DEATH BENEFIT RESET RIDER CHARGE
 (calculated as an annualized percentage of the Reset Value
 as of the last Policy Anniversary (or as of the Policy Date if within the first Policy Year), deducted on a quarterly
 basis; for a detailed explanation of the term "Reset Value,"
 see "THE POLICIES--Riders--Annual Death Benefit Reset
 Rider").                                                       1.00%

   Current Annual Death Benefit Reset Rider Charge              0.30%

The next table shows the minimum and maximum total operating expenses charged by the portfolio companies that you may pay periodically during the time that you own the policy (before any fee waiver or expense reimbursement). The expenses are expressed as a percentage of average net assets of the portfolios and may be higher or lower in the future. More detail concerning each portfolio company's fees and expenses is contained in the prospectus for each portfolio company.

                    TOTAL ANNUAL FUND OPERATING EXPENSES(#)

------------------------------------------------------------------------------------------------------------------
                                                                                             MINIMUM     MAXIMUM
------------------------------------------------------------------------------------------------------------------
 Expenses that are deducted from the Investment Division assets, including management
  fees, 12b-1 fees, administration fees and other expenses as of 12/31/05                    0.51%       2.01%

 (#) Shown as a percentage of average net assets for the fiscal year ended
     12/31/2005. The Fund or its agents provided the fees and charges that are based on 2005 expenses. We have not verified the accuracy of the information provided by the Fund or its agents.

                    TOTAL ANNUAL FUND OPERATING EXPENSES(#)

  ---------------------------------------------------------------------------------------------------------------------------------
                                                                                           TOTAL FUND
                                                                                             ANNUAL
                                                                            ESTIMATED       EXPENSES     EXPENSE     NET TOTAL FUND
                                                                            UNDERLYING      (BEFORE       WAIVER         ANNUAL
                                                                          PORTFOLIO FEES    EXPENSE       AND/OR        EXPENSES
                         ADVISORY   ADMINISTRATION    12B-1     OTHER          AND         REIMBURSE-   REIMBURSE-   AFTER EXPENSE
          FUND            FEE(A)         FEE         FEE(B)    EXPENSES      EXPENSES        MENTS)       MENTS      REIMBURSEMENTS
  ---------------------------------------------------------------------------------------------------------------------------------
  MainStay VP
  Balanced--Service
  Class                   0.75%(c)      0.00%         0.25%     0.25%         0.00%          1.25%        0.10%(c)       1.15%
  ---------------------------------------------------------------------------------------------------------------------------------
  MainStay VP
  Conservative
  Allocation--Service
  Class                   0.00%         0.00%         0.25%     0.41%(e)      0.61%(d)       1.27%        0.16%(e)       1.11%
  ---------------------------------------------------------------------------------------------------------------------------------
  MainStay VP Growth
  Allocation--Service
  Class                   0.00%         0.00%         0.25%     0.66%(e)      0.76%(d)       1.67%        0.41%(e)       1.26%
  ---------------------------------------------------------------------------------------------------------------------------------
  MainStay VP Moderate
  Allocation--Service
  Class                   0.00%         0.00%         0.25%     0.30%(e)      0.65%(d)       1.20%        0.05%(e)       1.15%
  ---------------------------------------------------------------------------------------------------------------------------------
  MainStay VP Moderate
  Growth Allocation--
  Service Class           0.00%         0.00%         0.25%     0.33%(e)      0.71%(d)       1.29%        0.08%(e)       1.21%
  ---------------------------------------------------------------------------------------------------------------------------------

(#) Shown as a percentage of average net assets for the fiscal year ended
    12/31/2005. The Fund or its agents provided the fees and charges that are based on 2005 expenses. We have not verified the accuracy of the information provided by the Fund or its agents.

(a) The fees designated as "Advisory Fees" reflect "Management Fees," which includes both Advisory Fees and Administration Fees for these Portfolios.

(b) Because the 12b-1 fee charge is an ongoing fee, the fee will increase the cost of your investment and may cost you more than paying other types of sales charges.

(c) New York Life Investment Management LLC ("NYLIM") has entered into a written expense limitation agreement under which it is agreed to waive a portion of the Portfolio's management fee or reimburse the Portfolio so that the Portfolio's total ordinary operating expenses do not exceed 1.15%. These expense limitations may be modified or terminated only with the approval of the Board of Directors. NYLIM may recoup the amount of any expense reimbursements from a share class pursuant to this agreement if such action does not cause a class to exceed existing expense limitations and the recoupment is made within three years after the year in which NYLIM incurred the expense.

(d) The MainStay VP Conservative Allocation, MainStay VP Moderate Allocation, MainStay VP Moderate Growth Allocation, and MainStay VP Growth Allocation Portfolios (the "MainStay Asset Allocation Portfolios") invest in shares of other MainStay VP Series Fund portfolios (the "Underlying Portfolios"). Amounts shown reflect each MainStay Asset Allocation Portfolio's pro rata share of the fees and expenses of the various Underlying Portfolios in which it invests. The fees and expenses have been estimated based on the respective weighted investment allocations as of the date of this Prospectus.

(e) "Other Expenses" are based on estimated amounts for the current fiscal year. NYLIM has agreed to waive other fees and/or reimburse the Portfolio for certain expenses so that net annual operating expenses, excluding Underlying Fund expenses, do not exceed 0.25%. These expense limitations may be modified or terminated only with the approval of the Board of Directors. NYLIM may recoup the amount of any expense reimbursements from a share class pursuant to this agreement if such action does not cause a class to exceed existing expense limitations and the recoupment is made within three years after the year in which NYLIM incurred the expense.

  -----------------------------------------------------------------------------------------------------------------------------
                                                                                                                     TOTAL FUND
                                                             ADVISORY     ADMINISTRATION                   OTHER       ANNUAL
                           FUND                                FEE             FEE         12B-1 FEE(A)   EXPENSES    EXPENSE
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Basic Value--Service Class                      0.60%(b)        0.20%           0.25%        0.11%       1.16%
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Bond--Service Class                             0.25%           0.20%           0.25%        0.06%       0.76%
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Capital Appreciation--Service Class             0.36%           0.20%           0.25%        0.05%       0.86%
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Cash Management                                 0.25%           0.20%           0.00%        0.06%       0.51%
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Common Stock--Service Class                     0.25%           0.20%           0.25%        0.06%       0.76%
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Convertible--Service Class                      0.36%           0.20%           0.25%        0.07%       0.88%
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Developing Growth--Service Class                0.60%           0.20%           0.25%        0.22%       1.27%
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Floating Rate--Service Class                    0.60%           0.00%           0.25%        0.24%       1.09%
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Government--Service Class                       0.30%           0.20%           0.25%        0.07%       0.82%
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP High Yield Corporate Bond--Service Class        0.30%           0.20%           0.25%        0.06%       0.81%
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Income & Growth--Service Class                  0.50%           0.20%           0.25%        0.14%       1.09%
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP International Equity--Service Class             0.60%           0.20%           0.25%        0.12%       1.17%
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Large Cap Growth*--Service Class                0.50%           0.20%           0.25%        0.10%       1.05%
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Mid Cap Core--Service Class                     0.85%(c)        0.00%           0.25%        0.09%       1.19%
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Mid Cap Growth--Service Class                   0.75%(c)        0.00%           0.25%        0.07%       1.07%
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Mid Cap Value--Service Class                    0.70%(c)        0.00%           0.25%        0.06%       1.01%
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP S&P 500 Index--Service Class                    0.09%(d)        0.20%           0.25%        0.05%       0.59%
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Small Cap Growth--Service Class                 0.90%(c)        0.00%           0.25%        0.09%       1.24%
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Total Return--Service Class                     0.32%           0.20%           0.25%        0.07%       0.84%
  -----------------------------------------------------------------------------------------------------------------------------
  MainStay VP Value--Service Class                            0.36%           0.20%           0.25%        0.05%       0.86%
  -----------------------------------------------------------------------------------------------------------------------------
  Alger American Small Capitalization--Class S Shares         0.85%           0.00%           0.25%        0.05%(e)    1.15%
  -----------------------------------------------------------------------------------------------------------------------------
  Calvert Social Balanced Portfolio                           0.425%          0.275%          0.00%        0.22%       0.92%(f)
  -----------------------------------------------------------------------------------------------------------------------------
  Columbia Small Cap Value Fund, Variable Series**--
    Class B                                                   0.80%           0.00%           0.25%(g)     0.10%       1.15%
  -----------------------------------------------------------------------------------------------------------------------------
  Dreyfus IP Technology Growth--Service Shares                0.75%           0.00%           0.25%        0.06%       1.06%
  -----------------------------------------------------------------------------------------------------------------------------
  Fidelity(R) VIP Contrafund(R)--Service Class 2              0.57%(h)        0.00%           0.25%        0.09%       0.91%(i)
  -----------------------------------------------------------------------------------------------------------------------------
  Fidelity(R) VIP Equity-Income--Service Class 2              0.47%(h)        0.00%           0.25%        0.09%       0.81%(j)
  -----------------------------------------------------------------------------------------------------------------------------
  Fidelity(R) VIP Mid Cap--Service Class 2                    0.57%(h)        0.00%           0.25%        0.12%       0.94%(k)
  -----------------------------------------------------------------------------------------------------------------------------
  Janus Aspen Series Balanced--Service Shares                 0.55%(l)        0.00%           0.25%        0.02%       0.82%
  -----------------------------------------------------------------------------------------------------------------------------
  Janus Aspen Series Worldwide Growth--Service Shares(m)      0.60%(l)        0.00%           0.25%        0.01%       0.86%
  -----------------------------------------------------------------------------------------------------------------------------
  MFS(R) Investors Trust Series--Service Class                0.75%(h)        0.00%           0.25%(n)     0.13%       1.13%(o)
  -----------------------------------------------------------------------------------------------------------------------------
  MFS(R) Research Series--Service Class                       0.75%(h)        0.00%           0.25%(n)     0.18%       1.18%(o)
  -----------------------------------------------------------------------------------------------------------------------------
  MFS(R) Utilities Series--Service Class                      0.75%(h)        0.00%           0.25%(n)     0.15%       1.15%(o)
  -----------------------------------------------------------------------------------------------------------------------------
  Neuberger Berman AMT Mid-Cap Growth--Class S                0.83%(p)        0.00%           0.25%        0.10%       1.18%(q)
  -----------------------------------------------------------------------------------------------------------------------------
  Royce Micro-Cap Portfolio                                   1.25%           0.00%           0.00%        0.07%       1.33%
  -----------------------------------------------------------------------------------------------------------------------------
  Royce Small-Cap Portfolio                                   1.00%           0.00%           0.00%        0.09%       1.11%
  -----------------------------------------------------------------------------------------------------------------------------
  T. Rowe Price Equity Income Portfolio--II                   0.85%(r)        0.00%           0.25%        0.00%       1.10%(s)
  -----------------------------------------------------------------------------------------------------------------------------
  Van Eck Worldwide Hard Assets                               1.00%           0.00%           0.00%        0.17%       1.17%
  -----------------------------------------------------------------------------------------------------------------------------
  Van Kampen UIF Emerging Markets Equity--Class II            1.25%           0.25%           0.35%        0.16%       2.01%(t)
  -----------------------------------------------------------------------------------------------------------------------------
  Victory VIF Diversified Stock--Class A Shares               0.30%           0.00%           0.25%        0.67%(e)    1.22%(u)
  -----------------------------------------------------------------------------------------------------------------------------

 (*) Formerly MainStay VP Growth

(**) Formerly Colonial Small Cap Value Fund

 (a) Because the 12b-1 fee charge is an ongoing fee, the fee will increase the cost of your investment and may cost you more than paying other types of sales charges.

 (b) The Advisory Fee for the Portfolio is an annual percentage of the Fund's average daily net assets as follows: 0.60% up to $250 million and 0.55% in excess of $250 million. NYLIM has voluntarily agreed to waive its management fee to 0.55% on assets up to $250 million and 0.50% on assets in excess of $250 million. If NYLIM's voluntary waiver had been in effect for the fiscal period ended December 31, 2005, the management fee would have been 0.55% and Total Portfolio Operating Expenses would have been 0.86% for Initial Class Shares and 1.11% for Service Class Shares. This waiver may be discontinued at any time without notice.

 (c) The fees designated as "Advisory Fees" reflect "Management Fees," which includes both Advisory Fees and Administration Fees for this Investment Division.

 (d) The Advisory Fee for the Portfolio is an annual percentage of the Fund's daily net assets as follows: 0.10% up to $1 billion and 0.075% in excess of $1 billion.

 (e) Includes Administration Fees.

 (f) The Fund or its agents provided the fees and charges which are based on 2005 expenses. We have not verified the accuracy of the information provided by the Fund or its agents.

 (g) The Fund's distributor has voluntarily agreed to waive a portion of the 12b-1 fee for Class B shares. If this waiver were reflected in the table, the 12b-1 fee for Class B shares would be 0.20% and total annual fund operating expenses for Class B shares would be 1.10%. This arrangement may be modified or terminated by the distributor at any time.

 (h) The fees designated as "Advisory Fees" reflect "Management Fees".

 (i) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including these reductions, the total class operating expenses would have been 0.89%. These offsets may be discontinued at any time.

 (j) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. Including this reduction, the total class operating expenses would have been 0.80%. These offsets may be discontinued at any time.

 (k) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including these reductions, the total class operating expenses would have been 0.89%. These offsets may be discontinued at any time.

 (l) The "Management Fee" is the investment advisory fee paid by the Portfolios to Janus Capital.

 (m) Effective February 1, 2006 for Worldwide Growth Portfolio, the Portfolio's investment advisory fee rate changed from a fixed rate to a rate that adjusts upward or downward based upon the Portfolio's performance relative to its benchmark index. This change will not impact the investment advisory fee shown until one year after the effective date when the performance adjustment takes effect. Details discussing the change are included in the Statement of Additional Information.

 (n) Each series has adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of service class shares (these fees are referred to as distribution fees).

 (o) Each series has an expense offset arrangement that reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent, and may have entered into brokerage arrangements that reduced or recaptured series' expenses. Any such expense reductions are not reflected in the table. Had these expense reductions been taken into account, "Net Expenses" would be lower.

 (p) The fees designated as "Advisory Fees reflect "Investment Management and Administration Fees".

 (q) Neuberger Berman Management Inc. ("NBMI") has undertaken through December 31, 2009 to waive fees and/or reimburse certain operating expenses, including the compensation of NBMI and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed 1.25% of the average daily net asset value of the Mid-Cap Growth Portfolio. The expense limitation arrangements for the Portfolios are contractual and any excess expenses can be repaid to NBMI within three years of the year incurred, provided such recoupment would not cause a Portfolio to exceed its respective limitation.

 (r) The fees designated as "Advisory Fees" reflect "Management Fees" and "Other Expenses."

 (s) The portfolio pays T. Rowe Price an annual fee that includes investment management services and ordinary, recurring operating expenses, but does not cover interest, taxes, brokerage, non recurring and extraordinary items or fees and expenses for the portfolio's independent directors. The fee is based on portfolio average daily net assets and is calculated and accrued daily.

 (t) The Adviser has voluntarily agreed to limit the ratio of expenses to average net assets to the maximum ratio, excluding certain investment related expenses such as foreign country tax expenses and interest on borrowing, of 1.70% for Class II shares. The adviser may terminate this voluntary waiver at any time at its sole discretion. Additionally the distributor has agreed to waive a portion of the 12b-1 fee for Class II shares. The distributor may terminate this voluntary waiver at any time at its sole discretion. After such reductions, the advisory fees, administration fees, 12B-1 Fees, other expenses and total expenses, would have been 1.24%, 0.25%, 0.05%, 0.16% and 1.70% respectively.

 (u) Restated to reflect current fees.

EXAMPLES
     The table below will help you understand the various costs and expenses that you will bear directly and indirectly. The table reflects the charges and expenses of the policy including, contract owner transaction expenses, contract fees, mortality and expense risk and administrative costs charges, portfolio company fees and expenses and optional rider charges where indicated. The annual policy service charge does not apply to policies with an Accumulation Value of $100,000 or greater. Therefore, if your policy's Accumulation Value exceeds that amount, the expenses would be slightly lower. For more information on the charges reflected in this table, see "CHARGES AND DEDUCTIONS" and the Fund prospectuses that accompany this Prospectus. NYLIAC may, where premium taxes are imposed by state law, deduct the premium taxes upon surrender of the policy or the Annuity Commencement Date.
     You would pay the following expenses based on a $10,000 allocation in one of the Investment Divisions listed, assuming a 5% annual return on assets:

                                                  EXPENSES IF YOU                                 EXPENSES IF YOU
                                                     ANNUITIZE                                       SURRENDER
                                                    YOUR POLICY                                     YOUR POLICY
--------------------------------------------------------------------------------------------------------------------------------
       INVESTMENT DIVISION           1 YR        3 YR        5 YR        10 YR       1 YR        3 YR        5 YR        10 YR
--------------------------------------------------------------------------------------------------------------------------------
MAINSTAY VP BALANCED--SERVICE
  CLASS
without any Riders...............  $1,105.48   $1,143.79   $1,930.03   $3,982.13   $1,105.48   $1,890.77   $2,504.18   $4,287.37
with EBB Rider...................  $1,133.69   $1,232.37   $2,073.16   $4,244.54   $1,133.69   $1,972.64   $2,638.75   $4,540.73
with ADBR Rider..................  $1,133.32   $1,231.23   $2,071.34   $4,241.22   $1,133.32   $1,971.59   $2,637.03   $4,537.52
with All Riders..................  $1,161.53   $1,319.80   $2,214.46   $4,503.63   $1,161.53   $2,053.46   $2,771.58   $4,790.89
MAINSTAY VP BASIC VALUE--SERVICE
  CLASS
without any Riders...............  $1,096.93   $1,116.83   $1,886.28   $3,900.99   $1,096.93   $1,865.86   $2,463.05   $4,209.02
with EBB Rider...................  $1,125.16   $1,205.65   $2,030.09   $4,166.04   $1,125.16   $1,947.95   $2,598.25   $4,464.94
with ADBR Rider..................  $1,124.77   $1,204.43   $2,028.10   $4,162.42   $1,124.77   $1,946.82   $2,596.39   $4,461.44
with All Riders..................  $1,153.00   $1,293.24   $2,171.90   $4,427.46   $1,153.00   $2,028.90   $2,731.58   $4,717.36
MAINSTAY VP BOND--SERVICE CLASS
without any Riders...............  $1,058.91   $  996.34   $1,689.72   $3,531.27   $1,058.91   $1,754.49   $2,278.24   $3,851.97
with EBB Rider...................  $1,087.26   $1,086.25   $1,836.57   $3,808.30   $1,087.26   $1,837.60   $2,416.31   $4,119.51
with ADBR Rider..................  $1,086.75   $1,084.67   $1,833.97   $3,803.45   $1,086.75   $1,836.13   $2,413.87   $4,114.82
with All Riders..................  $1,115.10   $1,174.59   $1,980.84   $4,080.50   $1,115.10   $1,919.25   $2,551.96   $4,382.37
MAINSTAY VP CAPITAL
  APPRECIATION--SERVICE CLASS
without any Riders...............  $1,068.42   $1,026.55   $1,739.17   $3,625.09   $1,068.42   $1,782.41   $2,324.74   $3,942.58
with EBB Rider...................  $1,096.73   $1,116.20   $1,885.26   $3,899.11   $1,096.73   $1,865.27   $2,462.09   $4,207.19
with ADBR Rider..................  $1,096.26   $1,114.70   $1,882.82   $3,894.55   $1,096.26   $1,863.88   $2,459.79   $4,202.80
with All Riders..................  $1,124.57   $1,204.35   $2,028.91   $4,168.56   $1,124.57   $1,946.75   $2,597.15   $4,467.40
MAINSTAY VP CASH MANAGEMENT
without any Riders...............  $1,035.15   $  920.52   $1,565.15   $3,292.52   $1,035.15   $1,684.40   $2,161.12   $3,621.39
with EBB Rider...................  $1,063.56   $1,011.13   $1,713.95   $3,577.33   $1,063.56   $1,768.16   $2,301.03   $3,896.45
with ADBR Rider..................  $1,062.99   $1,009.30   $1,710.95   $3,571.61   $1,062.99   $1,766.47   $2,298.20   $3,890.94
with All Riders..................  $1,091.40   $1,099.93   $1,859.75   $3,856.43   $1,091.40   $1,850.23   $2,438.12   $4,166.01
MAINSTAY VP COMMON STOCK--SERVICE
  CLASS
without any Riders...............  $1,058.91   $  996.34   $1,689.72   $3,531.27   $1,058.91   $1,754.49   $2,278.24   $3,851.97
with EBB Rider...................  $1,087.26   $1,086.25   $1,836.57   $3,808.30   $1,087.26   $1,837.60   $2,416.31   $4,119.51
with ADBR Rider..................  $1,086.75   $1,084.67   $1,833.97   $3,803.45   $1,086.75   $1,836.13   $2,413.87   $4,114.82
with All Riders..................  $1,115.10   $1,174.59   $1,980.84   $4,080.50   $1,115.10   $1,919.25   $2,551.96   $4,382.37
MAINSTAY VP CONSERVATIVE
  ALLOCATION--SERVICE CLASS
without any Riders...............  $1,107.38   $1,149.78   $1,939.74   $4,000.07   $1,107.38   $1,896.31   $2,513.31   $4,304.69
with EBB Rider...................  $1,135.58   $1,238.30   $2,082.72   $4,261.92   $1,135.58   $1,978.13   $2,647.74   $4,557.51
with ADBR Rider..................  $1,135.22   $1,237.17   $2,080.91   $4,258.63   $1,135.22   $1,977.09   $2,646.03   $4,554.33
with All Riders..................  $1,163.42   $1,325.69   $2,223.88   $4,520.44   $1,163.42   $2,058.90   $2,780.44   $4,807.12

                                                 EXPENSES IF YOU
                                                DO NOT SURRENDER
                                                   YOUR POLICY
---------------------------------  -------------------------------------------
       INVESTMENT DIVISION          1 YR       3 YR        5 YR        10 YR
---------------------------------  -------------------------------------------
MAINSTAY VP BALANCED--SERVICE
  CLASS
without any Riders...............  $376.60   $1,143.79   $1,930.03   $3,982.13
with EBB Rider...................  $406.99   $1,232.37   $2,073.16   $4,244.54
with ADBR Rider..................  $406.60   $1,231.23   $2,071.34   $4,241.22
with All Riders..................  $436.99   $1,319.80   $2,214.46   $4,503.63
MAINSTAY VP BASIC VALUE--SERVICE
  CLASS
without any Riders...............  $367.39   $1,116.83   $1,886.28   $3,900.99
with EBB Rider...................  $397.81   $1,205.65   $2,030.09   $4,166.04
with ADBR Rider..................  $397.39   $1,204.43   $2,028.10   $4,162.42
with All Riders..................  $427.81   $1,293.24   $2,171.90   $4,427.46
MAINSTAY VP BOND--SERVICE CLASS
without any Riders...............  $326.42   $  996.34   $1,689.72   $3,531.27
with EBB Rider...................  $356.96   $1,086.25   $1,836.57   $3,808.30
with ADBR Rider..................  $356.42   $1,084.67   $1,833.97   $3,803.45
with All Riders..................  $386.96   $1,174.59   $1,980.84   $4,080.50
MAINSTAY VP CAPITAL
  APPRECIATION--SERVICE CLASS
without any Riders...............  $336.66   $1,026.55   $1,739.17   $3,625.09
with EBB Rider...................  $367.17   $1,116.20   $1,885.26   $3,899.11
with ADBR Rider..................  $366.66   $1,114.70   $1,882.82   $3,894.55
with All Riders..................  $397.17   $1,204.35   $2,028.91   $4,168.56
MAINSTAY VP CASH MANAGEMENT
without any Riders...............  $300.81   $  920.52   $1,565.15   $3,292.52
with EBB Rider...................  $331.43   $1,011.13   $1,713.95   $3,577.33
with ADBR Rider..................  $330.81   $1,009.30   $1,710.95   $3,571.61
with All Riders..................  $361.43   $1,099.93   $1,859.75   $3,856.43
MAINSTAY VP COMMON STOCK--SERVICE
  CLASS
without any Riders...............  $326.42   $  996.34   $1,689.72   $3,531.27
with EBB Rider...................  $356.96   $1,086.25   $1,836.57   $3,808.30
with ADBR Rider..................  $356.42   $1,084.67   $1,833.97   $3,803.45
with All Riders..................  $386.96   $1,174.59   $1,980.84   $4,080.50
MAINSTAY VP CONSERVATIVE
  ALLOCATION--SERVICE CLASS
without any Riders...............  $378.65   $1,149.78   $1,939.74   $4,000.07
with EBB Rider...................  $409.03   $1,238.30   $2,082.72   $4,261.92
with ADBR Rider..................  $408.65   $1,237.17   $2,080.91   $4,258.63
with All Riders..................  $439.03   $1,325.69   $2,223.88   $4,520.44

                                                  EXPENSES IF YOU                                 EXPENSES IF YOU
                                                     ANNUITIZE                                       SURRENDER
                                                    YOUR POLICY                                     YOUR POLICY
--------------------------------------------------------------------------------------------------------------------------------
       INVESTMENT DIVISION           1 YR        3 YR        5 YR        10 YR       1 YR        3 YR        5 YR        10 YR
--------------------------------------------------------------------------------------------------------------------------------
MAINSTAY VP CONVERTIBLE--SERVICE
  CLASS
without any Riders...............  $1,070.32   $1,032.59   $1,749.04   $3,643.76   $1,070.32   $1,788.00   $2,334.02   $3,960.61
with EBB Rider...................  $1,098.63   $1,122.18   $1,894.98   $3,917.15   $1,098.63   $1,870.80   $2,471.23   $4,224.62
with ADBR Rider..................  $1,098.16   $1,120.70   $1,892.57   $3,912.68   $1,098.16   $1,869.43   $2,468.96   $4,220.30
with All Riders..................  $1,126.47   $1,210.29   $2,038.51   $4,186.09   $1,126.47   $1,952.24   $2,606.17   $4,484.32
MAINSTAY VP DEVELOPING
  GROWTH--SERVICE CLASS
without any Riders...............  $1,107.38   $1,149.78   $1,939.74   $4,000.07   $1,107.38   $1,896.31   $2,513.31   $4,304.69
with EBB Rider...................  $1,135.58   $1,238.30   $2,082.72   $4,261.92   $1,135.58   $1,978.13   $2,647.74   $4,557.51
with ADBR Rider..................  $1,135.22   $1,237.17   $2,080.91   $4,258.63   $1,135.22   $1,977.09   $2,646.03   $4,554.33
with All Riders..................  $1,163.42   $1,325.69   $2,223.88   $4,520.44   $1,163.42   $2,058.90   $2,780.44   $4,807.12
MAINSTAY VP FLOATING
  RATE--SERVICE CLASS
without any Riders...............  $1,090.28   $1,095.81   $1,852.11   $3,837.35   $1,090.28   $1,846.43   $2,430.93   $4,147.55
with EBB Rider...................  $1,118.53   $1,184.82   $1,996.45   $4,104.47   $1,118.53   $1,928.70   $2,566.63   $4,405.49
with ADBR Rider..................  $1,118.12   $1,183.52   $1,994.36   $4,100.64   $1,118.12   $1,927.50   $2,564.66   $4,401.79
with All Riders..................  $1,146.37   $1,272.54   $2,138.71   $4,367.75   $1,146.37   $2,009.78   $2,700.37   $4,659.72
MAINSTAY VP GOVERNMENT--SERVICE
  CLASS
without any Riders...............  $1,064.62   $1,014.48   $1,719.42   $3,587.68   $1,064.62   $1,771.26   $2,306.16   $3,906.45
with EBB Rider...................  $1,092.94   $1,104.22   $1,865.81   $3,862.90   $1,092.94   $1,854.21   $2,443.80   $4,172.23
with ADBR Rider..................  $1,092.46   $1,102.69   $1,863.31   $3,858.23   $1,092.46   $1,852.79   $2,441.45   $4,167.72
with All Riders..................  $1,120.78   $1,192.45   $2,009.70   $4,133.45   $1,120.78   $1,935.75   $2,579.09   $4,433.50
MAINSTAY VP GROWTH
  ALLOCATION--SERVICE CLASS
without any Riders...............  $1,145.40   $1,268.99   $2,132.08   $4,351.26   $1,145.40   $2,006.49   $2,694.14   $4,643.76
with EBB Rider...................  $1,173.49   $1,356.42   $2,272.06   $4,601.64   $1,173.49   $2,087.30   $2,825.73   $4,885.48
with ADBR Rider..................  $1,173.24   $1,355.66   $2,270.85   $4,599.48   $1,173.24   $2,086.59   $2,824.59   $4,883.40
with All Riders..................  $1,201.33   $1,443.07   $2,410.82   $4,849.86   $1,201.33   $2,167.39   $2,956.18   $5,125.11
MAINSTAY VP HIGH YIELD CORPORATE
  BOND--SERVICE CLASS
without any Riders...............  $1,063.66   $1,011.45   $1,714.47   $3,578.29   $1,063.66   $1,768.46   $2,301.51   $3,897.39
with EBB Rider...................  $1,091.99   $1,101.24   $1,860.94   $3,853.81   $1,091.99   $1,851.44   $2,439.22   $4,163.46
with ADBR Rider..................  $1,091.50   $1,099.68   $1,858.41   $3,849.11   $1,091.50   $1,850.00   $2,436.85   $4,158.91
with All Riders..................  $1,119.83   $1,189.47   $2,004.89   $4,124.65   $1,119.83   $1,933.00   $2,574.57   $4,425.00
MAINSTAY VP INCOME &
  GROWTH--SERVICE CLASS
without any Riders...............  $1,090.28   $1,095.81   $1,852.11   $3,837.35   $1,090.28   $1,846.43   $2,430.93   $4,147.55
with EBB Rider...................  $1,118.53   $1,184.82   $1,996.45   $4,104.47   $1,118.53   $1,928.70   $2,566.63   $4,405.49
with ADBR Rider..................  $1,118.12   $1,183.52   $1,994.36   $4,100.64   $1,118.12   $1,927.50   $2,564.66   $4,401.79
with All Riders..................  $1,146.37   $1,272.54   $2,138.71   $4,367.75   $1,146.37   $2,009.78   $2,700.37   $4,659.72
MAINSTAY VP INTERNATIONAL
  EQUITY--SERVICE CLASS
without any Riders...............  $1,097.88   $1,119.82   $1,891.15   $3,910.04   $1,097.88   $1,868.62   $2,467.62   $4,217.75
with EBB Rider...................  $1,126.11   $1,208.61   $2,034.88   $4,174.80   $1,126.11   $1,950.69   $2,602.75   $4,473.39
with ADBR Rider..................  $1,125.72   $1,207.40   $2,032.92   $4,171.21   $1,125.72   $1,949.57   $2,600.91   $4,469.93
with All Riders..................  $1,153.95   $1,296.19   $2,176.64   $4,435.97   $1,153.95   $2,031.64   $2,736.03   $4,725.57
MAINSTAY VP LARGE CAP
  GROWTH--SERVICE CLASS
without any Riders...............  $1,086.47   $1,083.78   $1,832.55   $3,800.79   $1,086.47   $1,835.31   $2,412.53   $4,112.25
with EBB Rider...................  $1,114.74   $1,172.90   $1,977.18   $4,069.08   $1,114.74   $1,917.69   $2,548.51   $4,371.32
with ADBR Rider..................  $1,114.31   $1,171.58   $1,975.04   $4,065.14   $1,114.31   $1,916.46   $2,546.50   $4,367.51
with All Riders..................  $1,142.58   $1,260.70   $2,119.69   $4,333.45   $1,142.58   $1,998.84   $2,682.49   $4,626.60
MAINSTAY VP MID CAP CORE--SERVICE
  CLASS
without any Riders...............  $1,099.78   $1,125.82   $1,900.88   $3,928.13   $1,099.78   $1,874.16   $2,476.78   $4,235.22
with EBB Rider...................  $1,128.00   $1,214.56   $2,044.46   $4,192.29   $1,128.00   $1,956.18   $2,611.76   $4,490.28
with ADBR Rider..................  $1,127.62   $1,213.36   $2,042.53   $4,188.75   $1,127.62   $1,955.07   $2,609.94   $4,486.86
with All Riders..................  $1,155.84   $1,302.10   $2,186.11   $4,452.93   $1,155.84   $2,037.09   $2,744.94   $4,741.95

                                                 EXPENSES IF YOU
                                                DO NOT SURRENDER
                                                   YOUR POLICY
---------------------------------  -------------------------------------------
       INVESTMENT DIVISION          1 YR       3 YR        5 YR        10 YR
---------------------------------  -------------------------------------------
MAINSTAY VP CONVERTIBLE--SERVICE
  CLASS
without any Riders...............  $338.71   $1,032.59   $1,749.04   $3,643.76
with EBB Rider...................  $369.21   $1,122.18   $1,894.98   $3,917.15
with ADBR Rider..................  $368.71   $1,120.70   $1,892.57   $3,912.68
with All Riders..................  $399.21   $1,210.29   $2,038.51   $4,186.09
MAINSTAY VP DEVELOPING
  GROWTH--SERVICE CLASS
without any Riders...............  $378.65   $1,149.78   $1,939.74   $4,000.07
with EBB Rider...................  $409.03   $1,238.30   $2,082.72   $4,261.92
with ADBR Rider..................  $408.65   $1,237.17   $2,080.91   $4,258.63
with All Riders..................  $439.03   $1,325.69   $2,223.88   $4,520.44
MAINSTAY VP FLOATING
  RATE--SERVICE CLASS
without any Riders...............  $360.21   $1,095.81   $1,852.11   $3,837.35
with EBB Rider...................  $390.65   $1,184.82   $1,996.45   $4,104.47
with ADBR Rider..................  $390.21   $1,183.52   $1,994.36   $4,100.64
with All Riders..................  $420.65   $1,272.54   $2,138.71   $4,367.75
MAINSTAY VP GOVERNMENT--SERVICE
  CLASS
without any Riders...............  $332.56   $1,014.48   $1,719.42   $3,587.68
with EBB Rider...................  $363.09   $1,104.22   $1,865.81   $3,862.90
with ADBR Rider..................  $362.56   $1,102.69   $1,863.31   $3,858.23
with All Riders..................  $393.09   $1,192.45   $2,009.70   $4,133.45
MAINSTAY VP GROWTH
  ALLOCATION--SERVICE CLASS
without any Riders...............  $419.62   $1,268.99   $2,132.08   $4,351.26
with EBB Rider...................  $449.88   $1,356.42   $2,272.06   $4,601.64
with ADBR Rider..................  $449.62   $1,355.66   $2,270.85   $4,599.48
with All Riders..................  $479.88   $1,443.07   $2,410.82   $4,849.86
MAINSTAY VP HIGH YIELD CORPORATE
  BOND--SERVICE CLASS
without any Riders...............  $331.53   $1,011.45   $1,714.47   $3,578.29
with EBB Rider...................  $362.06   $1,101.24   $1,860.94   $3,853.81
with ADBR Rider..................  $361.53   $1,099.68   $1,858.41   $3,849.11
with All Riders..................  $392.06   $1,189.47   $2,004.89   $4,124.65
MAINSTAY VP INCOME &
  GROWTH--SERVICE CLASS
without any Riders...............  $360.21   $1,095.81   $1,852.11   $3,837.35
with EBB Rider...................  $390.65   $1,184.82   $1,996.45   $4,104.47
with ADBR Rider..................  $390.21   $1,183.52   $1,994.36   $4,100.64
with All Riders..................  $420.65   $1,272.54   $2,138.71   $4,367.75
MAINSTAY VP INTERNATIONAL
  EQUITY--SERVICE CLASS
without any Riders...............  $368.40   $1,119.82   $1,891.15   $3,910.04
with EBB Rider...................  $398.82   $1,208.61   $2,034.88   $4,174.80
with ADBR Rider..................  $398.40   $1,207.40   $2,032.92   $4,171.21
with All Riders..................  $428.82   $1,296.19   $2,176.64   $4,435.97
MAINSTAY VP LARGE CAP
  GROWTH--SERVICE CLASS
without any Riders...............  $356.11   $1,083.78   $1,832.55   $3,800.79
with EBB Rider...................  $386.57   $1,172.90   $1,977.18   $4,069.08
with ADBR Rider..................  $386.11   $1,171.58   $1,975.04   $4,065.14
with All Riders..................  $416.57   $1,260.70   $2,119.69   $4,333.45
MAINSTAY VP MID CAP CORE--SERVICE
  CLASS
without any Riders...............  $370.45   $1,125.82   $1,900.88   $3,928.13
with EBB Rider...................  $400.86   $1,214.56   $2,044.46   $4,192.29
with ADBR Rider..................  $400.45   $1,213.36   $2,042.53   $4,188.75
with All Riders..................  $430.86   $1,302.10   $2,186.11   $4,452.93

                                                  EXPENSES IF YOU                                 EXPENSES IF YOU
                                                     ANNUITIZE                                       SURRENDER
                                                    YOUR POLICY                                     YOUR POLICY
--------------------------------------------------------------------------------------------------------------------------------
       INVESTMENT DIVISION           1 YR        3 YR        5 YR        10 YR       1 YR        3 YR        5 YR        10 YR
--------------------------------------------------------------------------------------------------------------------------------
MAINSTAY VP MID CAP
  GROWTH--SERVICE CLASS
without any Riders...............  $1,088.37   $1,089.79   $1,842.34   $3,819.09   $1,088.37   $1,840.87   $2,421.73   $4,129.92
with EBB Rider...................  $1,116.63   $1,178.86   $1,986.82   $4,086.78   $1,116.63   $1,923.19   $2,557.57   $4,388.41
with ADBR Rider..................  $1,116.21   $1,177.55   $1,984.70   $4,082.91   $1,116.21   $1,921.98   $2,555.58   $4,384.67
with All Riders..................  $1,144.47   $1,266.62   $2,129.19   $4,350.60   $1,144.47   $2,004.30   $2,691.42   $4,643.15
MAINSTAY VP MID CAP
  VALUE--SERVICE CLASS
without any Riders...............  $1,082.67   $1,071.76   $1,812.96   $3,764.08   $1,082.67   $1,824.20   $2,394.11   $4,076.81
with EBB Rider...................  $1,110.94   $1,160.99   $1,957.91   $4,033.58   $1,110.94   $1,906.67   $2,530.39   $4,337.04
with ADBR Rider..................  $1,110.51   $1,159.62   $1,955.67   $4,029.49   $1,110.51   $1,905.40   $2,528.29   $4,333.09
with All Riders..................  $1,138.78   $1,248.86   $2,100.63   $4,299.00   $1,138.78   $1,987.88   $2,664.58   $4,593.34
MAINSTAY VP MODERATE
  ALLOCATION--SERVICE CLASS
without any Riders...............  $1,100.74   $1,128.82   $1,905.75   $3,937.14   $1,100.74   $1,876.94   $2,481.35   $4,243.92
with EBB Rider...................  $1,128.95   $1,217.52   $2,049.25   $4,201.02   $1,128.95   $1,958.93   $2,616.26   $4,498.71
with ADBR Rider..................  $1,128.58   $1,216.34   $2,047.34   $4,197.53   $1,128.58   $1,957.83   $2,614.47   $4,495.34
with All Riders..................  $1,156.79   $1,305.04   $2,190.83   $4,461.40   $1,156.79   $2,039.82   $2,749.37   $4,750.12
MAINSTAY VP MODERATE GROWTH
  ALLOCATION--SERVICE CLASS
without any Riders...............  $1,109.29   $1,155.77   $1,949.44   $4,017.98   $1,109.29   $1,901.85   $2,522.43   $4,321.98
with EBB Rider...................  $1,137.48   $1,244.22   $2,092.26   $4,279.20   $1,137.48   $1,983.60   $2,656.70   $4,574.20
with ADBR Rider..................  $1,137.13   $1,243.12   $2,090.48   $4,275.99   $1,137.13   $1,982.58   $2,655.03   $4,571.09
with All Riders..................  $1,165.32   $1,331.58   $2,233.30   $4,537.23   $1,165.32   $2,064.34   $2,789.29   $4,823.33
MAINSTAY VP S&P 500
  INDEX--SERVICE CLASS
without any Riders...............  $1,042.75   $  944.82   $1,605.15   $3,369.57   $1,042.75   $1,706.87   $2,198.73   $3,695.81
with EBB Rider...................  $1,071.14   $1,035.22   $1,753.34   $3,651.87   $1,071.14   $1,790.42   $2,338.06   $3,968.44
with ADBR Rider..................  $1,070.59   $1,033.46   $1,750.45   $3,646.44   $1,070.59   $1,788.79   $2,335.35   $3,963.20
with All Riders..................  $1,098.98   $1,123.86   $1,898.64   $3,928.74   $1,098.98   $1,872.36   $2,474.67   $4,235.84
MAINSTAY VP SMALL CAP
  GROWTH--SERVICE CLASS
without any Riders...............  $1,104.54   $1,140.80   $1,925.18   $3,973.16   $1,104.54   $1,888.01   $2,499.62   $4,278.70
with EBB Rider...................  $1,132.74   $1,229.40   $2,068.38   $4,235.85   $1,132.74   $1,969.90   $2,634.25   $4,532.34
with ADBR Rider..................  $1,132.38   $1,228.26   $2,066.54   $4,232.50   $1,132.38   $1,968.84   $2,632.52   $4,529.10
with All Riders..................  $1,160.58   $1,316.85   $2,209.74   $4,495.19   $1,160.58   $2,050.73   $2,767.15   $4,782.75
MAINSTAY VP TOTAL RETURN--SERVICE
  CLASS
without any Riders...............  $1,066.52   $1,020.51   $1,729.29   $3,606.38   $1,066.52   $1,776.83   $2,315.45   $3,924.52
with EBB Rider...................  $1,094.84   $1,110.21   $1,875.53   $3,881.01   $1,094.84   $1,859.74   $2,452.94   $4,189.71
with ADBR Rider..................  $1,094.36   $1,108.69   $1,873.07   $3,876.42   $1,094.36   $1,858.34   $2,450.63   $4,185.29
with All Riders..................  $1,122.68   $1,198.39   $2,019.30   $4,151.01   $1,122.68   $1,941.24   $2,588.12   $4,450.46
MAINSTAY VP VALUE--SERVICE CLASS
without any Riders...............  $1,068.42   $1,026.55   $1,739.17   $3,625.09   $1,068.42   $1,782.41   $2,324.74   $3,942.58
with EBB Rider...................  $1,096.73   $1,116.20   $1,885.26   $3,899.11   $1,096.73   $1,865.27   $2,462.09   $4,207.19
with ADBR Rider..................  $1,096.26   $1,114.70   $1,882.82   $3,894.55   $1,096.26   $1,863.88   $2,459.79   $4,202.80
with All Riders..................  $1,124.57   $1,250.46   $2,103.71   $4,307.06   $1,124.57   $1,946.75   $2,597.15   $4,467.40
ALGER AMER SMALL
  CAPITALIZATION--CLASS S SHARES
without any Riders...............  $1,095.98   $1,113.81   $1,881.40   $3,891.93   $1,095.98   $1,863.07   $2,458.46   $4,200.26
with EBB Rider...................  $1,124.21   $1,202.66   $2,025.26   $4,157.26   $1,124.21   $1,945.19   $2,593.72   $4,456.46
with ADBR Rider..................  $1,123.82   $1,201.43   $2,023.29   $4,153.63   $1,123.82   $1,944.05   $2,591.86   $4,452.96
with All Riders..................  $1,152.05   $1,290.29   $2,167.17   $4,418.97   $1,152.05   $2,026.18   $2,727.13   $4,709.16
CALVERT SOCIAL BALANCED PORTFOLIO
without any Riders...............  $1,074.12   $1,044.65   $1,768.74   $3,680.93   $1,074.12   $1,799.14   $2,352.54   $3,996.51
with EBB Rider...................  $1,102.42   $1,134.13   $1,914.37   $3,953.14   $1,102.42   $1,881.85   $2,489.46   $4,259.36
with ADBR Rider..................  $1,101.96   $1,132.69   $1,912.03   $3,948.79   $1,101.96   $1,880.52   $2,487.26   $4,255.17
with All Riders..................  $1,130.26   $1,222.17   $2,057.65   $4,220.97   $1,130.26   $1,963.22   $2,624.17   $4,518.00

                                                 EXPENSES IF YOU
                                                DO NOT SURRENDER
                                                   YOUR POLICY
---------------------------------  -------------------------------------------
       INVESTMENT DIVISION          1 YR       3 YR        5 YR        10 YR
---------------------------------  -------------------------------------------
MAINSTAY VP MID CAP
  GROWTH--SERVICE CLASS
without any Riders...............  $358.16   $1,089.79   $1,842.34   $3,819.09
with EBB Rider...................  $388.61   $1,178.86   $1,986.82   $4,086.78
with ADBR Rider..................  $388.16   $1,177.55   $1,984.70   $4,082.91
with All Riders..................  $418.61   $1,266.62   $2,129.19   $4,350.60
MAINSTAY VP MID CAP
  VALUE--SERVICE CLASS
without any Riders...............  $352.02   $1,071.76   $1,812.96   $3,764.08
with EBB Rider...................  $382.48   $1,160.99   $1,957.91   $4,033.58
with ADBR Rider..................  $382.02   $1,159.62   $1,955.67   $4,029.49
with All Riders..................  $412.48   $1,248.86   $2,100.63   $4,299.00
MAINSTAY VP MODERATE
  ALLOCATION--SERVICE CLASS
without any Riders...............  $371.48   $1,128.82   $1,905.75   $3,937.14
with EBB Rider...................  $401.89   $1,217.52   $2,049.25   $4,201.02
with ADBR Rider..................  $401.48   $1,216.34   $2,047.34   $4,197.53
with All Riders..................  $431.89   $1,305.04   $2,190.83   $4,461.40
MAINSTAY VP MODERATE GROWTH
  ALLOCATION--SERVICE CLASS
without any Riders...............  $380.70   $1,155.77   $1,949.44   $4,017.98
with EBB Rider...................  $411.08   $1,244.22   $2,092.26   $4,279.20
with ADBR Rider..................  $410.70   $1,243.12   $2,090.48   $4,275.99
with All Riders..................  $441.08   $1,331.58   $2,233.30   $4,537.23
MAINSTAY VP S&P 500
  INDEX--SERVICE CLASS
without any Riders...............  $309.00   $  944.82   $1,605.15   $3,369.57
with EBB Rider...................  $339.59   $1,035.22   $1,753.34   $3,651.87
with ADBR Rider..................  $339.00   $1,033.46   $1,750.45   $3,646.44
with All Riders..................  $369.59   $1,123.86   $1,898.64   $3,928.74
MAINSTAY VP SMALL CAP
  GROWTH--SERVICE CLASS
without any Riders...............  $375.58   $1,140.80   $1,925.18   $3,973.16
with EBB Rider...................  $405.98   $1,229.40   $2,068.38   $4,235.85
with ADBR Rider..................  $405.58   $1,228.26   $2,066.54   $4,232.50
with All Riders..................  $435.98   $1,316.85   $2,209.74   $4,495.19
MAINSTAY VP TOTAL RETURN--SERVICE
  CLASS
without any Riders...............  $334.61   $1,020.51   $1,729.29   $3,606.38
with EBB Rider...................  $365.13   $1,110.21   $1,875.53   $3,881.01
with ADBR Rider..................  $364.61   $1,108.69   $1,873.07   $3,876.42
with All Riders..................  $395.13   $1,198.39   $2,019.30   $4,151.01
MAINSTAY VP VALUE--SERVICE CLASS
without any Riders...............  $336.66   $1,026.55   $1,739.17   $3,625.09
with EBB Rider...................  $367.17   $1,116.20   $1,885.26   $3,899.11
with ADBR Rider..................  $366.66   $1,114.70   $1,882.82   $3,894.55
with All Riders..................  $412.94   $1,250.46   $2,103.71   $4,307.06
ALGER AMER SMALL
  CAPITALIZATION--CLASS S SHARES
without any Riders...............  $366.36   $1,113.81   $1,881.40   $3,891.93
with EBB Rider...................  $396.78   $1,202.66   $2,025.26   $4,157.26
with ADBR Rider..................  $396.36   $1,201.43   $2,023.29   $4,153.63
with All Riders..................  $426.78   $1,290.29   $2,167.17   $4,418.97
CALVERT SOCIAL BALANCED PORTFOLIO
without any Riders...............  $342.80   $1,044.65   $1,768.74   $3,680.93
with EBB Rider...................  $373.30   $1,134.13   $1,914.37   $3,953.14
with ADBR Rider..................  $372.80   $1,132.69   $1,912.03   $3,948.79
with All Riders..................  $403.30   $1,222.17   $2,057.65   $4,220.97

                                                  EXPENSES IF YOU                                 EXPENSES IF YOU
                                                     ANNUITIZE                                       SURRENDER
                                                    YOUR POLICY                                     YOUR POLICY
--------------------------------------------------------------------------------------------------------------------------------
       INVESTMENT DIVISION           1 YR        3 YR        5 YR        10 YR       1 YR        3 YR        5 YR        10 YR
--------------------------------------------------------------------------------------------------------------------------------
COLUMBIA SMALL CAP VALUE FUND,
  VARIABLE SERIES--CLASS B
without any Riders...............  $1,095.98   $1,113.81   $1,881.40   $3,891.93   $1,095.98   $1,863.07   $2,458.46   $4,200.26
with EBB Rider...................  $1,124.21   $1,202.66   $2,025.26   $4,157.26   $1,124.21   $1,945.19   $2,593.72   $4,456.46
with ADBR Rider..................  $1,123.82   $1,201.43   $2,023.29   $4,153.63   $1,123.82   $1,944.05   $2,591.86   $4,452.96
with All Riders..................  $1,152.05   $1,290.29   $2,167.17   $4,418.97   $1,152.05   $2,026.18   $2,727.13   $4,709.16
DREYFUS IP TECHNOLOGY
  GROWTH--SERVICE SHARES
without any Riders...............  $1,087.43   $1,086.80   $1,837.45   $3,809.95   $1,087.43   $1,838.10   $2,417.14   $4,121.10
with EBB Rider...................  $1,115.69   $1,175.89   $1,982.01   $4,077.95   $1,115.69   $1,920.45   $2,553.05   $4,379.88
with ADBR Rider..................  $1,115.27   $1,174.58   $1,979.88   $4,074.03   $1,115.27   $1,919.23   $2,551.05   $4,376.10
with All Riders..................  $1,143.53   $1,263.67   $2,124.45   $4,342.04   $1,143.53   $2,001.58   $2,686.97   $4,634.89
FIDELITY(R) VIP
  CONTRAFUND(R)--SERVICE CLASS 2
without any Riders...............  $1,073.17   $1,041.64   $1,763.82   $3,671.65   $1,073.17   $1,796.36   $2,347.91   $3,987.54
with EBB Rider...................  $1,101.47   $1,131.14   $1,909.52   $3,944.14   $1,101.47   $1,879.09   $2,484.90   $4,250.68
with ADBR Rider..................  $1,101.01   $1,129.68   $1,907.15   $3,939.76   $1,101.01   $1,877.73   $2,482.67   $4,246.45
with All Riders..................  $1,129.31   $1,219.20   $2,052.87   $4,212.26   $1,129.31   $1,960.48   $2,619.68   $4,509.59
FIDELITY(R) VIP EQUITY
  INCOME--SERVICE CLASS 2
without any Riders...............  $1,063.66   $1,011.45   $1,714.47   $3,578.29   $1,063.66   $1,768.46   $2,301.51   $3,897.39
with EBB Rider...................  $1,091.99   $1,101.24   $1,860.94   $3,853.81   $1,091.99   $1,851.44   $2,439.22   $4,163.46
with ADBR Rider..................  $1,091.50   $1,099.68   $1,858.41   $3,849.11   $1,091.50   $1,850.00   $2,436.85   $4,158.91
with All Riders..................  $1,119.83   $1,189.47   $2,004.89   $4,124.65   $1,119.83   $1,933.00   $2,574.57   $4,425.00
FIDELITY(R) VIP MID CAP--SERVICE
  CLASS 2
without any Riders...............  $1,076.02   $1,050.68   $1,778.59   $3,699.49   $1,076.02   $1,804.72   $2,361.80   $4,014.43
with EBB Rider...................  $1,104.32   $1,140.11   $1,924.06   $3,971.08   $1,104.32   $1,887.38   $2,498.57   $4,276.69
with ADBR Rider..................  $1,103.86   $1,138.68   $1,921.76   $3,966.79   $1,103.86   $1,886.06   $2,496.40   $4,272.55
with All Riders..................  $1,132.16   $1,228.10   $2,067.22   $4,238.38   $1,132.16   $1,968.71   $2,633.16   $4,534.81
JANUS ASPEN SERIES
  BALANCED--SERVICE SHARES
without any Riders...............  $1,064.62   $1,014.48   $1,719.42   $3,587.68   $1,064.62   $1,771.26   $2,306.16   $3,906.45
with EBB Rider...................  $1,092.94   $1,104.22   $1,865.81   $3,862.90   $1,092.94   $1,854.21   $2,443.80   $4,172.23
with ADBR Rider..................  $1,092.46   $1,102.69   $1,863.31   $3,858.23   $1,092.46   $1,852.79   $2,441.45   $4,167.72
with All Riders..................  $1,120.78   $1,192.45   $2,009.70   $4,133.45   $1,120.78   $1,935.75   $2,579.09   $4,433.50
JANUS ASPEN SERIES WORLDWIDE
  GROWTH--SERVICE SHARES
without any Riders...............  $1,068.42   $1,026.55   $1,739.17   $3,625.09   $1,068.42   $1,782.41   $2,324.74   $3,942.58
with EBB Rider...................  $1,096.73   $1,116.20   $1,885.26   $3,899.11   $1,096.73   $1,865.27   $2,462.09   $4,207.19
with ADBR Rider..................  $1,096.26   $1,114.70   $1,882.82   $3,894.55   $1,096.26   $1,863.88   $2,459.79   $4,202.80
with All Riders..................  $1,124.57   $1,204.35   $2,028.91   $4,168.56   $1,124.57   $1,946.75   $2,597.15   $4,467.40
MFS(R) INVESTORS TRUST
  SERIES--SERVICE CLASS
without any Riders...............  $1,094.08   $1,107.82   $1,871.65   $3,873.77   $1,094.08   $1,857.53   $2,449.30   $4,182.73
with EBB Rider...................  $1,122.32   $1,196.72   $2,015.67   $4,139.70   $1,122.32   $1,939.69   $2,584.70   $4,439.50
with ADBR Rider..................  $1,121.92   $1,195.47   $2,013.65   $4,136.00   $1,121.92   $1,938.54   $2,582.80   $4,435.93
with All Riders..................  $1,150.16   $1,284.36   $2,157.68   $4,401.93   $1,150.16   $2,020.70   $2,718.21   $4,692.71
MFS(R) RESEARCH SERIES--SERVICE
  CLASS
without any Riders...............  $1,098.83   $1,122.83   $1,896.02   $3,919.08   $1,098.83   $1,871.40   $2,472.21   $4,226.48
with EBB Rider...................  $1,127.06   $1,211.59   $2,039.68   $4,183.55   $1,127.06   $1,953.44   $2,607.27   $4,481.85
with ADBR Rider..................  $1,126.67   $1,210.38   $2,037.72   $4,179.98   $1,126.67   $1,952.32   $2,605.42   $4,478.40
with All Riders..................  $1,154.90   $1,344.53   $2,254.47   $4,577.28   $1,154.90   $2,034.36   $2,740.48   $4,733.76
MFS(R) UTILITIES SERIES--SERVICE
  CLASS
without any Riders...............  $1,095.98   $1,113.81   $1,881.40   $3,891.93   $1,095.98   $1,863.07   $2,458.46   $4,200.26
with EBB Rider...................  $1,124.21   $1,202.66   $2,025.26   $4,157.26   $1,124.21   $1,945.19   $2,593.72   $4,456.46
with ADBR Rider..................  $1,123.82   $1,201.43   $2,023.29   $4,153.63   $1,123.82   $1,944.05   $2,591.86   $4,452.96
with All Riders..................  $1,152.05   $1,290.29   $2,167.17   $4,418.97   $1,152.05   $2,026.18   $2,727.13   $4,709.16

                                                 EXPENSES IF YOU
                                                DO NOT SURRENDER
                                                   YOUR POLICY
---------------------------------  -------------------------------------------
       INVESTMENT DIVISION          1 YR       3 YR        5 YR        10 YR
---------------------------------  -------------------------------------------
COLUMBIA SMALL CAP VALUE FUND,
  VARIABLE SERIES--CLASS B
without any Riders...............  $366.36   $1,113.81   $1,881.40   $3,891.93
with EBB Rider...................  $396.78   $1,202.66   $2,025.26   $4,157.26
with ADBR Rider..................  $396.36   $1,201.43   $2,023.29   $4,153.63
with All Riders..................  $426.78   $1,290.29   $2,167.17   $4,418.97
DREYFUS IP TECHNOLOGY
  GROWTH--SERVICE SHARES
without any Riders...............  $357.14   $1,086.80   $1,837.45   $3,809.95
with EBB Rider...................  $387.59   $1,175.89   $1,982.01   $4,077.95
with ADBR Rider..................  $387.14   $1,174.58   $1,979.88   $4,074.03
with All Riders..................  $417.59   $1,263.67   $2,124.45   $4,342.04
FIDELITY(R) VIP
  CONTRAFUND(R)--SERVICE CLASS 2
without any Riders...............  $341.77   $1,041.64   $1,763.82   $3,671.65
with EBB Rider...................  $372.27   $1,131.14   $1,909.52   $3,944.14
with ADBR Rider..................  $371.77   $1,129.68   $1,907.15   $3,939.76
with All Riders..................  $402.27   $1,219.20   $2,052.87   $4,212.26
FIDELITY(R) VIP EQUITY
  INCOME--SERVICE CLASS 2
without any Riders...............  $331.53   $1,011.45   $1,714.47   $3,578.29
with EBB Rider...................  $362.06   $1,101.24   $1,860.94   $3,853.81
with ADBR Rider..................  $361.53   $1,099.68   $1,858.41   $3,849.11
with All Riders..................  $392.06   $1,189.47   $2,004.89   $4,124.65
FIDELITY(R) VIP MID CAP--SERVICE
  CLASS 2
without any Riders...............  $344.85   $1,050.68   $1,778.59   $3,699.49
with EBB Rider...................  $375.34   $1,140.11   $1,924.06   $3,971.08
with ADBR Rider..................  $374.85   $1,138.68   $1,921.76   $3,966.79
with All Riders..................  $405.34   $1,228.10   $2,067.22   $4,238.38
JANUS ASPEN SERIES
  BALANCED--SERVICE SHARES
without any Riders...............  $332.56   $1,014.48   $1,719.42   $3,587.68
with EBB Rider...................  $363.09   $1,104.22   $1,865.81   $3,862.90
with ADBR Rider..................  $362.56   $1,102.69   $1,863.31   $3,858.23
with All Riders..................  $393.09   $1,192.45   $2,009.70   $4,133.45
JANUS ASPEN SERIES WORLDWIDE
  GROWTH--SERVICE SHARES
without any Riders...............  $336.66   $1,026.55   $1,739.17   $3,625.09
with EBB Rider...................  $367.17   $1,116.20   $1,885.26   $3,899.11
with ADBR Rider..................  $366.66   $1,114.70   $1,882.82   $3,894.55
with All Riders..................  $397.17   $1,204.35   $2,028.91   $4,168.56
MFS(R) INVESTORS TRUST
  SERIES--SERVICE CLASS
without any Riders...............  $364.31   $1,107.82   $1,871.65   $3,873.77
with EBB Rider...................  $394.74   $1,196.72   $2,015.67   $4,139.70
with ADBR Rider..................  $394.31   $1,195.47   $2,013.65   $4,136.00
with All Riders..................  $424.74   $1,284.36   $2,157.68   $4,401.93
MFS(R) RESEARCH SERIES--SERVICE
  CLASS
without any Riders...............  $369.43   $1,122.83   $1,896.02   $3,919.08
with EBB Rider...................  $399.85   $1,211.59   $2,039.68   $4,183.55
with ADBR Rider..................  $399.43   $1,210.38   $2,037.72   $4,179.98
with All Riders..................  $445.47   $1,344.53   $2,254.47   $4,577.28
MFS(R) UTILITIES SERIES--SERVICE
  CLASS
without any Riders...............  $366.36   $1,113.81   $1,881.40   $3,891.93
with EBB Rider...................  $396.78   $1,202.66   $2,025.26   $4,157.26
with ADBR Rider..................  $396.36   $1,201.43   $2,023.29   $4,153.63
with All Riders..................  $426.78   $1,290.29   $2,167.17   $4,418.97

                                                  EXPENSES IF YOU                                 EXPENSES IF YOU
                                                     ANNUITIZE                                       SURRENDER
                                                    YOUR POLICY                                     YOUR POLICY
--------------------------------------------------------------------------------------------------------------------------------
       INVESTMENT DIVISION           1 YR        3 YR        5 YR        10 YR       1 YR        3 YR        5 YR        10 YR
--------------------------------------------------------------------------------------------------------------------------------
NEUBERGER BERMAN AMT MID-CAP
  GROWTH--CLASS S
without any Riders...............  $1,098.83   $1,122.83   $1,896.02   $3,919.08   $1,098.83   $1,871.40   $2,472.21   $4,226.48
with EBB Rider...................  $1,127.06   $1,211.59   $2,039.68   $4,183.55   $1,127.06   $1,953.44   $2,607.27   $4,481.85
with ADBR Rider..................  $1,126.67   $1,210.38   $2,037.72   $4,179.98   $1,126.67   $1,952.32   $2,605.42   $4,478.40
with All Riders..................  $1,154.90   $1,299.14   $2,181.37   $4,444.45   $1,154.90   $2,034.36   $2,740.48   $4,733.76
ROYCE MICRO-CAP PORTFOLIO
without any Riders...............  $1,113.09   $1,167.73   $1,968.82   $4,053.67   $1,113.09   $1,912.90   $2,540.65   $4,356.44
with EBB Rider...................  $1,141.27   $1,256.08   $2,111.32   $4,313.73   $1,141.27   $1,994.56   $2,674.62   $4,607.53
with ADBR Rider..................  $1,140.93   $1,255.01   $2,109.60   $4,310.63   $1,140.93   $1,993.57   $2,673.00   $4,604.54
with All Riders..................  $1,169.11   $1,343.36   $2,252.13   $4,570.73   $1,169.11   $2,075.23   $2,807.00   $4,855.67
ROYCE SMALL-CAP PORTFOLIO
without any Riders...............  $1,092.18   $1,101.81   $1,861.89   $3,855.59   $1,092.18   $1,851.98   $2,440.12   $4,165.18
with EBB Rider...................  $1,120.42   $1,190.77   $2,006.07   $4,122.10   $1,120.42   $1,934.20   $2,575.67   $4,422.51
with ADBR Rider..................  $1,120.02   $1,189.50   $2,004.01   $4,118.34   $1,120.02   $1,933.02   $2,573.73   $4,418.88
with All Riders..................  $1,148.26   $1,278.46   $2,148.20   $4,384.85   $1,148.26   $2,015.25   $2,709.29   $4,676.22
T. ROWE PRICE EQUITY INCOME
  PORTFOLIO-II
without any Riders...............  $1,091.23   $1,098.82   $1,857.01   $3,846.48   $1,091.23   $1,849.21   $2,435.53   $4,156.37
with EBB Rider...................  $1,119.48   $1,187.81   $2,001.27   $4,113.30   $1,119.48   $1,931.46   $2,571.16   $4,414.02
with ADBR Rider..................  $1,119.07   $1,186.52   $1,999.19   $4,109.50   $1,119.07   $1,930.27   $2,569.21   $4,410.35
with All Riders..................  $1,147.32   $1,275.50   $2,143.46   $4,376.32   $1,147.32   $2,012.51   $2,704.84   $4,667.99
VAN ECK WORLDWIDE HARD ASSETS
without any Riders...............  $1,097.88   $1,119.82   $1,891.15   $3,910.04   $1,097.88   $1,868.62   $2,467.62   $4,217.75
with EBB Rider...................  $1,126.11   $1,208.61   $2,034.88   $4,174.80   $1,126.11   $1,950.69   $2,602.75   $4,473.39
with ADBR Rider..................  $1,125.72   $1,207.40   $2,032.92   $4,171.21   $1,125.72   $1,949.57   $2,600.91   $4,469.93
with All Riders..................  $1,153.95   $1,296.19   $2,176.64   $4,435.97   $1,153.95   $2,031.64   $2,736.03   $4,725.57
VAN KAMPEN UIF EMERGING MARKETS
  EQUITY--CLASS II
without any Riders...............  $1,177.72   $1,369.54   $2,293.00   $4,638.71   $1,177.72   $2,099.43   $2,845.42   $4,921.27
with EBB Rider...................  $1,205.71   $1,456.04   $2,430.48   $4,879.72   $1,205.71   $2,179.37   $2,974.65   $5,153.91
with ADBR Rider..................  $1,205.56   $1,455.58   $2,429.75   $4,878.47   $1,205.56   $2,178.95   $2,973.97   $5,152.70
with All Riders..................  $1,233.55   $1,542.08   $2,567.23   $5,119.48   $1,233.55   $2,258.90   $3,103.20   $5,385.34
VICTORY VIF DIVERSIFIED
  STOCK--CLASS A SHARES
without any Riders...............  $1,102.64   $1,134.81   $1,915.48   $3,955.19   $1,102.64   $1,882.48   $2,490.50   $4,261.35
with EBB Rider...................  $1,130.85   $1,223.47   $2,058.82   $4,218.45   $1,130.85   $1,964.42   $2,625.26   $4,515.54
with ADBR Rider..................  $1,130.48   $1,222.30   $2,056.95   $4,215.03   $1,130.48   $1,963.34   $2,623.50   $4,512.23
with All Riders..................  $1,158.69   $1,310.95   $2,200.29   $4,478.31   $1,158.69   $2,045.28   $2,758.26   $4,766.45

                                                 EXPENSES IF YOU
                                                DO NOT SURRENDER
                                                   YOUR POLICY
---------------------------------  -------------------------------------------
       INVESTMENT DIVISION          1 YR       3 YR        5 YR        10 YR
---------------------------------  -------------------------------------------
NEUBERGER BERMAN AMT MID-CAP
  GROWTH--CLASS S
without any Riders...............  $369.43   $1,122.83   $1,896.02   $3,919.08
with EBB Rider...................  $399.85   $1,211.59   $2,039.68   $4,183.55
with ADBR Rider..................  $399.43   $1,210.38   $2,037.72   $4,179.98
with All Riders..................  $429.85   $1,299.14   $2,181.37   $4,444.45
ROYCE MICRO-CAP PORTFOLIO
without any Riders...............  $384.79   $1,167.73   $1,968.82   $4,053.67
with EBB Rider...................  $415.16   $1,256.08   $2,111.32   $4,313.73
with ADBR Rider..................  $414.79   $1,255.01   $2,109.60   $4,310.63
with All Riders..................  $445.16   $1,343.36   $2,252.13   $4,570.73
ROYCE SMALL-CAP PORTFOLIO
without any Riders...............  $362.26   $1,101.81   $1,861.89   $3,855.59
with EBB Rider...................  $392.70   $1,190.77   $2,006.07   $4,122.10
with ADBR Rider..................  $392.26   $1,189.50   $2,004.01   $4,118.34
with All Riders..................  $422.70   $1,278.46   $2,148.20   $4,384.85
T. ROWE PRICE EQUITY INCOME
  PORTFOLIO-II
without any Riders...............  $361.24   $1,098.82   $1,857.01   $3,846.48
with EBB Rider...................  $391.68   $1,187.81   $2,001.27   $4,113.30
with ADBR Rider..................  $391.24   $1,186.52   $1,999.19   $4,109.50
with All Riders..................  $421.68   $1,275.50   $2,143.46   $4,376.32
VAN ECK WORLDWIDE HARD ASSETS
without any Riders...............  $368.40   $1,119.82   $1,891.15   $3,910.04
with EBB Rider...................  $398.82   $1,208.61   $2,034.88   $4,174.80
with ADBR Rider..................  $398.40   $1,207.40   $2,032.92   $4,171.21
with All Riders..................  $428.82   $1,296.19   $2,176.64   $4,435.97
VAN KAMPEN UIF EMERGING MARKETS
  EQUITY--CLASS II
without any Riders...............  $454.44   $1,369.54   $2,293.00   $4,638.71
with EBB Rider...................  $484.60   $1,456.04   $2,430.48   $4,879.72
with ADBR Rider..................  $484.44   $1,455.58   $2,429.75   $4,878.47
with All Riders..................  $514.60   $1,542.08   $2,567.23   $5,119.48
VICTORY VIF DIVERSIFIED
  STOCK--CLASS A SHARES
without any Riders...............  $373.53   $1,134.81   $1,915.48   $3,955.19
with EBB Rider...................  $403.93   $1,223.47   $2,058.82   $4,218.45
with ADBR Rider..................  $403.53   $1,222.30   $2,056.95   $4,215.03
with All Riders..................  $433.93   $1,310.95   $2,200.29   $4,478.31

  QUESTIONS AND ANSWERS ABOUT LIFESTAGES(R) LONGEVITY BENEFIT VARIABLE ANNUITY

     NOTE: THE FOLLOWING SECTION CONTAINS BRIEF QUESTIONS AND ANSWERS ABOUT LIFESTAGES(R) LONGEVITY BENEFIT VARIABLE ANNUITY. YOU SHOULD REFER TO THE BODY OF THIS PROSPECTUS FOR MORE DETAILED INFORMATION.

1. WHAT IS LIFESTAGES(R) LONGEVITY BENEFIT VARIABLE ANNUITY?

     The LIFESTAGES(R) LONGEVITY BENEFIT VARIABLE ANNUITY is a Single Premium Deferred Variable Annuity policy which provides all of the benefits, features and rights under Our LifeStages(R) Premium Plus Elite Variable Annuity policy plus a Longevity Benefit, which is an additional benefit that is automatically included with the policy. NYLIAC issues the policy. The Longevity Benefit is payable to you or the Payee(s) designated by you, if the policy remains in force and the Annuitant is living on the Longevity Commencement Date, and the premium payment has been made under the policy. The Longevity Benefit is funded through the assessment of a fee based on the premium payment made to the policy. (See "THE POLICY--Longevity Benefit"). We will apply a Credit to the premium paid in a percentage amount according to the Credit Rate schedule then in effect. The Credit Rate schedule may be changed. (See "CREDIT.") You may allocate your premium payment to 44 Investment Divisions of the Separate Account, as well as the Fixed Account, and/or the DCA Advantage Account. The Accumulation Value will fluctuate according to the performance of the Investment Divisions selected and the interest credited to the amounts in the Fixed Account and the DCA Advantage Account. The policy also offers two optional riders which provide benefits at an additional charge. The LifeStages(R) Longevity Benefit Variable Annuity policy differs from many others in that the Mortality and Expense Risk and Administrative Costs Charge is calculated as a percentage of the Adjusted Premium Payment made under the policy (excluding any portion of the premium allocated to the Fixed Account that is not transferred to the Investment Divisions), rather than as a percentage of Separate Account assets. This means that the dollar amount of your Mortality and Expense Risk and Administrative Costs Charge will remain relatively stable, regardless of market performance.

2. WHERE CAN I ALLOCATE MY PREMIUM PAYMENT?

     a) You can allocate your premium payment to one or more of the following Allocation Alternatives:

        (i) SEPARATE ACCOUNT

             The Separate Account currently consists of 44 Investment Divisions. The available Investment Divisions are listed on the first page of this Prospectus. They offer investments in domestic and international markets. When you allocate your premium payment to one of the Investment Divisions, the Separate Account will invest your premium payment exclusively in shares of the corresponding Eligible Portfolio of the relevant Fund.

        (ii) FIXED ACCOUNT

             The premium payment, or the portion of your premium payment that you allocate to the Fixed Account, will earn an interest rate at least equal to the guaranteed interest rate.

     b) You can also allocate your premium payment to the 6-month DCA Advantage Account. NYLIAC will credit interest to amounts held in the DCA Advantage Account at rates We have set in advance. The DCA Advantage allows you to set up automatic Dollar Cost Averaging from the DCA Advantage Account into the Investment Divisions. (See "THE POLICY--Dollar Cost Averaging (DCA) Program--The DCA Advantage Account.")

3. CAN I MAKE TRANSFERS AMONG THE INVESTMENT DIVISIONS AND THE FIXED ACCOUNT?

     You can transfer all or part of the Accumulation Value of your policy among the Investment Divisions at least 30 days before the Annuity Commencement Date. Generally, you can transfer a minimum amount of $25, unless We agree otherwise. Transfers are subject to the "Limits on Transfers" section. We reserve the right to impose a fee of $30 per transfer after the first 12 in a given Policy Year. (See "THE POLICY--Transfers.")

     You can make transfers to the Investment Divisions from the Fixed Account and the DCA Advantage Account, although certain restrictions may apply. (See "THE FIXED ACCOUNT" and "THE POLICY--Dollar Cost Averaging (DCA) Program--The DCA Advantage Plan Account.") In addition, you can request transfers through the traditional Dollar Cost Averaging or Automatic Asset Reallocation options described in this Prospectus.

     TRANSFERS OUT OF THE INVESTMENT DIVISIONS OR THE DCA ADVANTAGE ACCOUNT AND TRANSFERS OUT OF THE TRADITIONAL DOLLAR COST AVERAGING OPTION INTO THE FIXED ACCOUNT ARE NOT PERMITTED.

4. WHAT CHARGES ARE ASSESSED AGAINST THE POLICY?

     Before the date We start making Income Payments to you, We will impose a Mortality and Expense Risk and Administrative Costs charge equal, on an annual basis, to 1.35% of the Adjusted Premium Payment allocated to the Investment Divisions and the DCA Advantage Account and of the premium payment transferred from the Fixed Account to the Investment Divisions. The charge will be deducted from the Investment Divisions through a reduction in Accumulation Units each policy quarter. A pro-rata portion of the charge will be deducted upon the payment of death proceeds and on the date the policy is surrendered.

     Before the date We start making Longevity Income Payments to you, We will impose a Longevity Benefit charge equal, on an annual basis, to 1.00% of the premium payment. The Longevity Benefit charge will also be assessed on any portion of the premium payment received after the Policy Date as if such portion of the premium payment was received on the Policy Date.

     In addition, We will deduct a Policy Service charge of $30 on each Policy Anniversary and upon the surrender of the policy if on that date the Accumulation Value is below $100,000. (See "CHARGES AND DEDUCTIONS.")

     We impose a surrender charge on certain partial withdrawals or surrenders of the policy. This charge is assessed as a percentage of the amount of the partial withdrawal or full surrender during the first 10 Policy Years following the premium payment. We keep track of the premium payment and assess a charge based on the length of time the premium payment is in your policy before it is withdrawn. The percentage declines after the first three Policy Years as follows:

POLICY YEAR                                                   SURRENDER CHARGE(1)
-----------                                                   -------------------
 1..........................................................           8%
 2..........................................................           8%
 3..........................................................           8%
 4..........................................................           7%
 5..........................................................           6%
 6..........................................................           5%
 7..........................................................           4%
 8..........................................................           3%
 9..........................................................           3%
10..........................................................           3%
11+.........................................................           0%

     You can make withdrawals from the policy free of surrender charges based on certain limitations. In any one Policy Year, surrender charges will not apply to withdrawals of the greatest of (a) 10% of the Accumulation Value at the time of the withdrawal; (b) the Accumulation Value less the accumulated premium payments; or (c) 10% of the Accumulation Value as of the prior Policy Anniversary. (See "CHARGES AND DEDUCTIONS--Surrender Charges" and "EXCEPTIONS TO SURRENDER CHARGES.")

     If you select the Enhanced Beneficiary Benefit ("EBB") Rider (in jurisdictions where available), We will deduct a charge each policy quarter that the rider is in effect based on the Accumulation Value. We will deduct this charge beginning in the first policy quarter after the Policy Date. This charge will be deducted from each Investment Division, the DCA Advantage Account and the Fixed Account, in proportion to its percentage of the Accumulation Value. The maximum annual charge is 1.00% of the policy's Accumulation Value, applied on a quarterly basis. We may set a lower charge at Our sole discretion. You should consult with your Registered Representative to determine the percentage We are currently charging before you select this rider. The current charge for the EBB Rider is 0.30% of the policy's Accumulation Value, applied on a quarterly basis (0.075% per quarter). The original percentage you are charged for the EBB Rider will not change once your policy is issued. NYLIAC may in the future charge up to the maximum annual amount described above for new policies.

     If you select the Annual Death Benefit Reset Rider ("ADBR") (in jurisdictions where available), We will deduct a charge each policy quarter that the rider is in effect based on the amount that is reset on the last Policy Anniversary. This charge will be deducted from each Investment Division, in proportion to its percentage of the Accumulation Value. The maximum annual charge is 1.00% of the amount that is reset on the last Policy Anniversary, applied on a quarterly basis. You should consult with your Registered Representative to determine the percentage We are currently charging before you select this rider. We may

---------------

(1) This is modified in Appendix 1.

set a lower charge at Our sole discretion. As of the date of this Prospectus, the annual charge is 0.30% (0.075% per quarter).

     Finally, the value of the shares of each Fund reflects advisory fees, administration fees and other expenses deducted from the assets of each Fund. (See the Fund prospectuses which accompany this Prospectus.)

5. WHAT IS THE MINIMUM PREMIUM PAYMENT?

     Unless We permit otherwise, the minimum premium payment is $50,000 for both Qualified Policies (when available) and Non-Qualified Policies. LifeStages(R) Longevity Benefit Variable Annuity is available only for Non-Qualified Policies at this time. The premium payment may be sent to NYLIAC at the address listed in Question 17 of this Prospectus. The maximum premium payment We will accept is $1,500,000, without prior approval. For Qualified Policies (when available), you may not make a premium payment in excess of the amount permitted by law for the plan.

     LifeStages(R) Longevity Benefit Variable Annuity may not be approved for sale in all jurisdictions at the current time. Please check with your Registered Representative for current availability.

6. HOW IS THE PREMIUM PAYMENT ALLOCATED?

     We will allocate the premium payment to the Investment Divisions, Fixed Account and/or DCA Advantage Plan Account you have selected within two Business Days after receipt, subject to Our receipt of all information necessary to issue a policy. We will apply the Credit on your premium payment to the Allocation Alternatives and the DCA Advantage Plan Account at the same time that We allocate your premium payment.

     The minimum amount which you may place in any one Allocation Alternative and/or DCA Advantage Plan Account is $5,000, or such lower amount as We may permit. We reserve the right to limit the amount of the premium payment that you may place in any one Allocation Alternative and/or the DCA Advantage Plan Account and the number of Investment Divisions to which you allocate your Accumulation Value. THE MAXIMUM PERCENTAGE OF THE PREMIUM PAYMENT THAT CAN BE ALLOCATED TO THE FIXED ACCOUNT IS DESCRIBED ON THE POLICY DATA PAGE. ACCEPTANCE OF THE PREMIUM PAYMENT IS SUBJECT TO OUR SUITABILITY STANDARDS.

7. MAY NYLIAC TERMINATE MY POLICY?

     NYLIAC will not terminate your policy on or prior to the Longevity Commencement Date. After the Longevity Commencement Date, NYLIAC reserves the right to terminate your policy, subject to applicable state laws or regulations, if the Accumulation Value of your policy is reduced to an amount that would provide for Income Payments of less than $20 per month or is insufficient to cover the annual Policy Service Charge, the Mortality & Expense Risk and Administrative Costs Charge, and optional rider charges. The minimum Accumulation Value you must maintain to yield Income Payments of at least $20 per month will vary according to the age and gender of the Annuitant. (See "DISTRIBUTIONS UNDER THE POLICY--Our Right to Cancel.")

     We will notify you of Our intention to exercise this right 90 days prior to terminating your policy. If We terminate your policy, We will pay you the Accumulation Value of your policy in one lump sum.

8. CAN I WITHDRAW MONEY FROM THE POLICY BEFORE THE ANNUITY COMMENCEMENT DATE?

     You may make withdrawals from your policy before the Annuity Commencement Date and while the Annuitant is still alive, subject to certain limitations. A partial withdrawal that would result in the percentage of the premium payment invested in the Investment Divisions being reduced to less than 25% of the premium payment could result in the surrender of your policy and the loss of the Longevity Benefit. (See "DISTRIBUTIONS UNDER THE POLICY--Surrenders and Withdrawals--Partial Withdrawals"). Your withdrawal request must be in a form that is acceptable to Us. Under most circumstances, you may make a minimum partial withdrawal of $500. Withdrawals may be subject to a surrender charge. In addition, you may have to pay income tax and a 10% penalty tax may apply if you are under age 59 1/2. (See "DISTRIBUTIONS UNDER THE POLICY" and "FEDERAL TAX MATTERS.")

9. HOW WILL NYLIAC MAKE INCOME PAYMENTS ON THE ANNUITY COMMENCEMENT DATE AND LONGEVITY INCOME PAYMENTS ON THE LONGEVITY COMMENCEMENT DATE?

     We will make Income Payments on a fixed basis. We do not currently offer a variable income payment option. We will make payments under the Life Income--Guaranteed Period Payment Option over the life of the Annuitant with a guarantee of 10 years of payments, even if the Annuitant dies sooner or under such other option we may offer at that time where permitted by state laws. Income Payments will always be the same specified amount. (See "DISTRIBUTIONS UNDER THE POLICY--Income Payments.") In addition, We will make Longevity Income Payments on a fixed basis. We will make Longevity Income Payments to you, or to the Payee(s) designated by you, in the amount specified on the Policy Data Page, if the policy remains in force on the Longevity Commencement Date, the premium payment under the policy has been made, the Annuitant is living on the Longevity Commencement Date, and the policy has not been surrendered for its Accumulation Value prior to the Longevity Commencement Date. A reduced Longevity Income Payment may be payable in the event that the Annuity Commencement Date is changed after the policy is issued. (See "DISTRIBUTIONS UNDER THE POLICY--Longevity Income Payments").

10. MAY THE POLICYOWNER BE DIFFERENT FROM THE ANNUITANT?

     Unless it is otherwise indicated on the Policy Data Page, you are both the Annuitant and the policyowner. Generally, the only exceptions will be if the policyowner is not a natural person or if the policy is issued as a result of an exchange pursuant to Section 1035 of the Code.

11. WHAT HAPPENS IF I DIE OR THE ANNUITANT DIES BEFORE THE ANNUITY COMMENCEMENT DATE?

     Unless amended by any rider attached to the policy, if you or the Annuitant dies before the Annuity Commencement Date, We will pay the Beneficiary(s) under the policy an amount equal to the greater of:

        (a) the Accumulation Value, less Credits applied within 12 months immediately preceding the date of death (unless prohibited by state law) less any Mortality and Expense Risk Charge and Administrative Costs Charge or the pro-rata portion thereof, or

        (b) the premium payment made, less any partial withdrawals and surrender charges previously imposed on those partial withdrawals, less any rider charges and Longevity Benefit charges applied since the Policy Date, and any additional fees and charges that may apply.

     If the Beneficiary is the spouse of the Annuitant or the owner, see Question 13. (Also see "DISTRIBUTIONS UNDER THE POLICY--Death Before Annuity Commencement" and "FEDERAL TAX MATTERS.")

12. WHAT HAPPENS IF THE ANNUITANT DIES BEFORE THE LONGEVITY COMMENCEMENT DATE?

     If the policyowner is not the Annuitant and the Annuitant dies before the Longevity Commencement Date, the guaranteed death benefit will be paid as described in Question 11. At this point, the policy would end and no Longevity Income Payments would be payable.

13. WHAT HAPPENS IF MY SPOUSE IS THE BENEFICIARY?

     If you are the owner and Annuitant and you die before the Annuity Commencement Date, your spouse may continue the policy as the new owner and Annuitant if he/she is also the sole primary Beneficiary (for Non-Qualified, IRA, Roth IRA, and SEP policies; only Inherited IRA policies are excluded). If your spouse chooses to continue the policy, We will not pay the death benefit proceeds as a consequence of your death, or the Annuitant's death. In addition, in the event that your spouse continues the policy as the new Annuitant, the Longevity Income Payments will end and the Longevity Benefit charge will be discontinued as of the date we receive notification of your death.

14. CAN I RETURN THE POLICY AFTER IT IS DELIVERED?

     You can cancel the policy by returning it to Us, or to the Registered Representative through whom you purchased it, within 10 days of delivery of the policy or such longer period as required under state law. Except in jurisdictions where you are entitled by law to receive the total of premium payment made under the policy less any prior partial withdrawals, We will return the Accumulation Value less Credits, calculated as of the date We receive the policy. We will set forth the provision in your Policy.

15. DO I HAVE VOTING RIGHTS?

     You can instruct NYLIAC how to vote shares of the Funds in which you have a voting interest through the Separate Account. (See "VOTING RIGHTS.")

16. ARE POLICY LOANS AVAILABLE?

     Policy loans are not available.

17. HOW DO I CONTACT NYLIAC?

                          GENERAL INQUIRIES AND WRITTEN REQUESTS  PREMIUM PAYMENTS
                          --------------------------------------  ----------------------------------
REGULAR MAIL              NYLIAC Variable Products Service        NYLIAC
                          Center                                  75 Remittance Drive
                          Madison Square Station                  Suite 3021
                          P.O. Box 922                            Chicago, IL 60675-3021
                          New York, NY 10159

EXPRESS MAIL              NYLIAC Variable Products Service        NYLIAC, Suite 3021
                          Center                                  c/o The Northern Trust Bank
                          51 Madison Avenue                       350 North Orleans Street
                          Room 651                                Receipt & Dispatch, 8th Floor
                          New York, NY 10010                      Chicago, IL 60654

CUSTOMER SERVICE          (800) 598-2019
AND UNIT VALUES

     You may send service requests to Us at the Variable Products Service Center ("VPSC") addresses listed above. In addition, as described below, you can contact Us through the Internet at Our Virtual Service Center ("VSC") and through an automated telephone service called the Interactive Voice Response System ("IVR"). (See "Virtual Service Center and Interactive Voice Response System.") We make telephone/Web (IVR and VSC) services available at Our discretion. In addition, availability of telephone/Web (IVR and VSC) services may be interrupted temporarily at certain times. We do not assume responsibility for any loss if service should become unavailable. Faxed service requests are not acceptable and will not be honored at any time. Additionally, We will not accept e-mails of imaged, signed service requests, other than those received through Our Virtual Service Center that have passed all security protocols to identify the policyowner. All NYLIAC requirements must be met in order for Us to process your service requests. Please review all service request forms carefully and provide all required information as applicable to the transaction. If all requirements are not met, We will not be able to process your service request. We will make every reasonable attempt to notify you in writing of this situation. It is important that you inform NYLIAC of an address change so that you can receive important policy statements.

                              FINANCIAL STATEMENTS

     The consolidated balance sheet of NYLIAC as of December 31, 2005 and 2004, and the consolidated statement of income, of stockholder's equity and of cash flows for each of the three years in the period ended December 31, 2005 (including the report of the independent registered public accounting firm), and the Separate Account statement of assets and liabilities as of December 31, 2005, and the statement of operations, statement of changes in net assets and the financial highlights for each of the periods indicated in the Financial Statements (including the report of the independent registered public accounting firm) are included in the SAI. The independent registered public accounting firm is PricewaterhouseCoopers LLP, New York, NY.

                        CONDENSED FINANCIAL INFORMATION

     The policies are first being offered as of the date of this Prospectus, therefore no condensed financial information is available.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
                            AND THE SEPARATE ACCOUNT

     NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

     New York Life Insurance and Annuity Corporation ("NYLIAC") is a stock life insurance company incorporated in Delaware in 1980. NYLIAC is licensed to sell life, accident and health insurance and annuities in the District of Columbia and all states. In addition to the policies We describe in this Prospectus, NYLIAC offers other life insurance policies and annuities.

     NYLIAC is a wholly-owned subsidiary of New York Life Insurance Company ("New York Life"), a mutual life insurance company doing business in New York since 1845. NYLIAC held assets of $69.4 billion at the end of 2005. New York Life has invested in NYLIAC, and will occasionally make additional contributions to NYLIAC in order to maintain capital and surplus in accordance with state requirements. The obligations under the policies are obligations of NYLIAC.

     THE SEPARATE ACCOUNT

     The Separate Account was established on June 10, 2003, pursuant to resolutions of the NYLIAC Board of Directors. The Separate Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940. The Securities and Exchange Commission, however, does not supervise the management, or the investment practices or policies, of the Separate Account.

     Although the assets of the Separate Account belong to NYLIAC, these assets are held separately from Our other assets. The Separate Account assets are not chargeable with liabilities incurred in any of NYLIAC's other business operations (except to the extent that assets in the Separate Account exceed the reserves and other liabilities of that Separate Account). The income, capital gains and capital losses incurred on the assets of the Separate Account are credited to or charged against the assets of the Separate Account, without regard to the income, capital gains or capital losses arising out of any other business NYLIAC may conduct. Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of the DCA Account and any other separate account of NYLIAC.

     The Separate Account currently has 44 Investment Divisions that are available under this policy. Premium payments allocated to the Investment Divisions are invested solely in the corresponding Eligible Portfolios of the relevant Fund.

     THE PORTFOLIOS

     The assets of each Eligible Portfolio are separate from the others and each such Portfolio has different investment objectives and policies. As a result, each Eligible Portfolio operates as a separate investment fund and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio. You can make or lose money in any of the Investment Divisions. Portfolios described in this Prospectus are different from portfolios that may have similar names but are available directly to the general public. The Funds available directly to the general public may have the same adviser, same name, same investment objectives and policies, and substantially similar portfolio securities, but still the investment performance may not be the same.

     WE OFFER NO ASSURANCE THAT ANY OF THE ELIGIBLE PORTFOLIOS WILL ATTAIN THEIR RESPECTIVE STATED OBJECTIVES.

     The Funds also make their shares available to certain other separate accounts funding variable life insurance policies offered by NYLIAC. This is called "mixed funding." Except for the MainStay VP Series Fund, all other Funds also make their shares available to separate accounts of insurance companies unaffiliated with NYLIAC. This is called "shared funding." Although We do not anticipate any inherent difficulties arising from mixed and shared funding, it is theoretically possible that, due to differences in tax treatment or other considerations, the interests of owners of various contracts participating in a certain Fund might at some time be in conflict. The Board of Directors/Trustees of each Fund, each Fund's investment advisers, and NYLIAC are required to monitor events to identify any material conflicts that arise from the use of the Funds for mixed and shared funding. For more information about the risks of mixed and shared funding, please refer to the relevant Fund Prospectus.

     The Funds and Eligible Portfolios offered though this policy are selected by NYLIAC based on several criteria, including asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. An affiliate of NYLIAC manages the MainStay VP Series Fund and that was a factor in its selection. Another factor that NYLIAC considers during the selection process is whether the Fund or Eligible Portfolio or an affiliate of the Fund will compensate NYLIAC for providing administrative, marketing, and support services.

     We receive payments or compensation from some or all of the Funds or their investment advisers, or from other service providers of the Funds (who may be affiliates of NYLIAC) in connection with administration, distribution and other services We provide with respect to the Eligible Portfolios and their availability through the policies. The amounts We receive, if any, may be substantial, may vary by Eligible Portfolio, and may depend on how much policy value is invested in the particular Eligible Portfolio or Fund. Currently, We receive payments or revenue under various arrangements in amounts ranging from 0.10% to 0.35% annually of the aggregate net asset value of the shares of some of the Eligible Portfolios held by the Investment Divisions. We also receive compensation under various distribution services arrangements in amounts ranging from 0.05% to 0.25% annually of the aggregate net asset value of the shares of some of the Eligible Portfolios held by the Investment Divisions. The compensation that your Registered Representative receives remains the same regardless of which Investment Divisions you choose or the particular arrangements applicable to those Investment Divisions.

     The Eligible Portfolios of the relevant Funds, along with their investment advisers, are listed in the following table:


---------------------------------------------------------------------------------------------------------------------
             FUND                      INVESTMENT ADVISERS                        ELIGIBLE PORTFOLIOS
---------------------------------------------------------------------------------------------------------------------
MainStay VP Series Fund, Inc.    New York Life Investment         MainStay VP Conservative Allocation;
                                 Management LLC                   MainStay VP Moderate Allocation;
                                                                  MainStay VP Moderate Growth Allocation;
                                                                  MainStay VP Growth Allocation;

                                 Subadviser: MacKay Shields LLC   MainStay VP Balanced;
                                 ("MacKay")                       MainStay VP Bond;
                                                                  MainStay VP Capital Appreciation;
                                                                  MainStay VP Cash Management;
                                                                  MainStay VP Common Stock;
                                                                  MainStay VP Convertible;
                                                                  MainStay VP Floating Rate;
                                                                  MainStay VP Government;
                                                                  MainStay VP High Yield Corporate Bond;
                                                                  MainStay VP International Equity;
                                                                  MainStay VP Mid Cap Core;
                                                                  MainStay VP Mid Cap Growth;
                                                                  MainStay VP Mid Cap Value;
                                                                  MainStay VP S&P 500 Index;
                                                                  MainStay VP Small Cap Growth;
                                                                  MainStay VP Total Return;
                                                                  MainStay VP Value

                                 Subadviser: American Century     MainStay VP Income & Growth
                                 Investment Management, Inc.

                                 Subadviser: Institutional        MainStay VP Basic Value
                                 Capital LLC

                                 Subadviser: Winslow Capital      MainStay VP Large Cap Growth
                                 Management, Inc.

                                 Subadviser: Lord Abbett &        MainStay VP Developing Growth
                                 Company LLC

---------------------------------------------------------------------------------------------------------------------
The Alger American Fund          Fred Alger Management, Inc.      Alger American Small Capitalization

---------------------------------------------------------------------------------------------------------------------
Calvert Variable Series, Inc.    Calvert Asset Management         Calvert Social Balanced Portfolio
                                 Advisor Inc.
                                 Subadviser: New Amsterdam
                                 Partners LLC SSgA Funds
                                 Management, Inc.

---------------------------------------------------------------------------------------------------------------------
Columbia Funds Variable          Columbia Management Advisors     Columbia Small Cap Value Fund, Variable Series
Insurance Trust                  Inc.

---------------------------------------------------------------------------------------------------------------------
Dreyfus Investment Portfolios    The Dreyfus Corporation          Dreyfus IP Technology Growth

---------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
             FUND                      INVESTMENT ADVISERS                       ELIGIBLE PORTFOLIOS
-------------------------------------------------------------------------------------------------------------------
Fidelity Variable Insurance      Fidelity Management and
Products Fund                    Research Company
                                 Subadviser: Fidelity Management  Fidelity(R) VIP Contrafund(R)
                                 & Research (U.K.) Inc.
                                 ("FMRUK"), Fidelity Management
                                 & Research (Far East) Inc.
                                 ("FMRFE"), Fidelity Investments
                                 Japan Limited ("FIJL"), FMR
                                 Co., Inc. ("FMRC")
                                 Subadviser: FMRC                 Fidelity(R) VIP Equity-Income
                                 Subadviser: FMRUK, FMRFE, FIJL,  Fidelity(R) VIP Mid Cap
                                 FMRC
-------------------------------------------------------------------------------------------------------------------
Janus Aspen Series               Janus Capital Management LLC     Janus Aspen Series Balanced;
                                                                  Janus Aspen Series Worldwide Growth
-------------------------------------------------------------------------------------------------------------------
MFS(R) Variable Insurance Trust  MFS(R) Investment Management     MFS(R) Investors Trust Series;
                                                                  MFS(R) Research Series;
                                                                  MFS(R) Utilities Series
-------------------------------------------------------------------------------------------------------------------
Neuberger Berman Advisers        Neuberger Berman Management      Neuberger Berman AMT Mid-Cap Growth
Management Trust                 Inc.
                                 Subadviser: Newberger Berman,
                                 LLC
-------------------------------------------------------------------------------------------------------------------
The Royce Capital Fund           Royce & Associates, LLC          Royce Micro-Cap Portfolio;
                                                                  Royce Small-Cap Portfolio
-------------------------------------------------------------------------------------------------------------------
T. Rowe Price Equity Series,     T. Rowe Price Associates, Inc.   T. Rowe Price Equity Income Portfolio
Inc.
-------------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance      Van Eck Associates Corporation   Van Eck Worldwide Hard Assets
Trust
-------------------------------------------------------------------------------------------------------------------
The Universal Institutional      Morgan Stanley Investment        Van Kampen UIF Emerging Markets Equity
Funds, Inc.                      Management Inc.
-------------------------------------------------------------------------------------------------------------------
Victory Variable Insurance       Victory Capital Management,      Victory VIF Diversified Stock
Funds                            Inc.
-------------------------------------------------------------------------------------------------------------------

     Please refer to the accompanying prospectuses of the respective Funds for a complete description of the Funds, the investment advisers, subadvisers and the Portfolios. The Funds' prospectuses should be read carefully before any decision is made concerning the allocation of premium payments to an Investment Division corresponding to a particular Eligible Portfolio.

     You are responsible for choosing the Investment Divisions, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Decisions regarding investment allocations should be carefully considered. YOU BEAR THE RISK OF ANY DECLINE IN THE VALUE OF YOUR POLICY RESULTING FROM THE PERFORMANCE OF THE PORTFOLIOS YOU HAVE CHOSEN.

     In making your investment selections, We encourage you to thoroughly investigate all of the information regarding the Eligible Portfolios that is available to you, including each Fund's Prospectus, statement of additional information, and annual and semi-annual reports. Other sources such as the Fund's website or newspapers and financial and other magazines provide more current information, including information about any regulatory actions or investigations relating to a Fund or Eligible Portfolio. After you select Investment Divisions for your premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

     NYLIAC does not provide investment advice and does not recommend or endorse any particular Eligible Portfolio or Portfolios.

     ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

     NYLIAC retains the right, subject to any applicable law, to make additions to, deletions from, or substitutions for, the Eligible Portfolio shares held by any Investment Division. NYLIAC reserves the right to eliminate the shares of any of the Eligible Portfolios and to substitute shares of another portfolio of a Fund, or of another registered open-end management investment company. We may do this if the shares of the Eligible Portfolios are no longer available for investment or if We believe investment in any Eligible Portfolio would become inappropriate in view of the purposes of the Separate Account. To the extent required by law, We will not make substitutions of shares attributable to your interest in an Investment Division until you have been notified of the change. This does not prevent the Separate Account from purchasing other securities for other series or classes of policies, or from processing a conversion between series or classes of policies on the basis of requests made by policyowners.

     We may establish new Investment Divisions when We determine, in Our sole discretion, that marketing, tax, investment or other conditions so warrant. We will make any new Investment Divisions available to existing policyowners on a basis We determine. We may also eliminate one or more Investment Divisions, if We determine, in Our sole discretion, that marketing, tax, investment or other conditions warrant.

     In the event of any substitution or change, NYLIAC may, by appropriate endorsement, change the policies to reflect such substitution or change. We also reserve the right to: (a) operate the Separate Account as a management company under the Investment Company Act of 1940, (b) deregister it under such Act in the event such registration is no longer required, (c) combine the Separate Account with one or more other separate accounts, and (d) restrict or eliminate the voting rights of persons having voting rights as to the Separate Accounts, as permitted by law.

     REINVESTMENT

     We automatically reinvest all dividends and capital gain distributions from Eligible Portfolios in shares of the distributing Portfolio at their net asset value on the payable date.

                                   THE POLICY

     This is a single premium policy. It is issued on the lives of individual Annuitants.

     The policy is variable. This means that the Accumulation Value will fluctuate based on the investment experience of the Investment Divisions you select. The interest credited on the money allocated to the Fixed Account and the DCA Advantage Plan Account may also vary. NYLIAC does not guarantee the investment performance of the Separate Account or of the Eligible Portfolios. You bear the entire investment risk with respect to amounts allocated to the Investment Divisions of the Separate Account. We offer no assurance that the investment objectives of the Investment Divisions will be achieved. Accordingly, amounts allocated to the Investment Divisions of the Separate Account are subject to the risks inherent in the securities markets and, specifically, to price fluctuations in the Eligible Portfolios' investments.

     As the owner of the policy, you have the right to (a) change the Beneficiary, (b) receive Income Payments and Longevity Income Payments, (c) name a Payee to receive Income Payments and Longevity Income Payments, and (d) transfer funds among the Investment Divisions. You cannot lose these rights. However, all rights of ownership cease upon your death.

     Generally, policy ownership changes are not allowed, except for legal or estate planning purposes. The policyowner may do so by using Our approved "Transfer of Ownership" form in effect at the time of the request. This change will take effect as of the date We receive your signed form, subject to any payment We made or other action We took before recording the change. Federal law requires all financial institutions to obtain, verify, and record information that identifies each person or entity that becomes the owner of an existing policy. This means the new policyowner(s) will be required to provide their name, address, date of birth and other identifying information. To complete a transfer of ownership, the new policyowner(s) will also be required to submit financial and suitability information.

     Certain provisions of the policy may be different than the general description in this Prospectus, and certain riders and options may not be available, because of legal requirements or restrictions in your jurisdiction. See your policy for specific variations because any such state variations will be included in your policy or in riders or endorsements attached to your policy. See your Registered Representative or contact Us for specific information that may be applicable to your jurisdiction.

     SELECTING THE VARIABLE ANNUITY THAT'S RIGHT FOR YOU

     In addition to the LifeStages(R) Longevity Benefit Variable Annuity policy described in this Prospectus, We offer other variable annuities, each having different features, fees and charges. Your Registered Representative can help you decide which is best for you based on your individual circumstances, time horizon and policy feature preferences.

     The following chart outlines some of the different features for each LifeStages(R) variable annuity We offer. The availability of optional policy features, such as those mentioned in the chart, may increase the cost of the policy. Therefore, when selecting a policy, you should consider what policy features you plan to use within your variable annuity. You should also consider the different surrender charge periods associated with each policy in light of the length of time you plan to hold your policy (i.e., your time horizon). If you intend to make multiple contributions to a policy over time (not allowed under LifeStages(R) Longevity Benefit Variable Annuity), you may want to consider a surrender charge period that is based on the policy date. If you intend to make a single contribution or limited contributions over time, you may want to consider a policy with a surrender charge period that is based on each premium payment. In addition to the surrender charges, you should also evaluate the available policy features and the different fees associated with each of the features and of the policy.

     You should consider the investment objectives, risks, charges and expenses of an investment carefully before investing. Both the product and underlying Fund prospectuses contain this and other information about the variable annuities and underlying investment options. Your Registered Representative can provide you with prospectuses for one or more of these variable annuities and the underlying Funds. Please read the prospectuses carefully before investing.

----------------------------------------------------------------------------------------------------------------------
                                                 LIFESTAGES(R) PREMIUM
                       LIFESTAGES(R) LONGEVITY        PLUS ELITE        LIFESTAGES(R) ELITE   LIFESTAGES(R) ESSENTIALS
                       BENEFIT VARIABLE ANNUITY    VARIABLE ANNUITY       VARIABLE ANNUITY        VARIABLE ANNUITY
----------------------------------------------------------------------------------------------------------------------
Surrender Charge       10 Years (8%, 8%, 8%,     10 Years (8%, 8%, 8%,  8 Years (8%, 8%, 8%,  7 Years (7%, 7%, 7%, 6%,
Period                 7%, 6%, 5%, 4%, 3%, 3%,   7%, 6%, 5%, 4%, 3%,      7%, 6%, 5%, 4%,     6%, 5%, 4% -- based on
                         3% -- based on the       3%, 3% -- based on    3% -- based on each    each premium payment
                           Policy Date)*         each premium payment     premium payment             date)
                                                        date)*                 date)*
----------------------------------------------------------------------------------------------------------------------
DCA Advantage Plan     Yes (6 month account)     Yes (6 month account)      Yes (6 month       Yes (6, 12, 18 month
                                                                              account)              accounts)
----------------------------------------------------------------------------------------------------------------------
Interest Sweep                  Yes                      Yes                    Yes                    Yes
----------------------------------------------------------------------------------------------------------------------
Longevity Benefit               Yes                       No                     No                     No
----------------------------------------------------------------------------------------------------------------------
Premium Credit                  Yes                      Yes                     No                     No
----------------------------------------------------------------------------------------------------------------------
Fixed Account                   Yes                      Yes                    Yes                    Yes
                              One-Year                 One-Year               One-Year              - One-Year
                                                                                                   - Three-Year
----------------------------------------------------------------------------------------------------------------------
Reset Death Benefit           Optional                 Optional               Optional        Annual reset to age 80
Guarantee              Annual reset to age 80    Annual reset to age    Annual reset to age
                                                          80                     80
----------------------------------------------------------------------------------------------------------------------
Annual Death Benefit           0.30%             Ages 65 or             Ages 65 or                     N/A
Reset Charge                                     younger:     0.30%     younger:     0.30%
                                                 Ages 66 to 75: 0.35%   Ages 66 to 75: 0.35%
----------------------------------------------------------------------------------------------------------------------
Mortality and Expense  1.35%                     1.90%                  1.70%                 1.45%
Risk and               Based on Adjusted         Based on Adjusted      Based on Adjusted     Based on assets of the
Administration Costs   Premium Payments.         Premium Payments.      Premium Payments.     Separate Account.
Charge                 Charge is not reflected   Charge is not          Charge is not         Charge is reflected in
                       in the Accumulation Unit  reflected in the       reflected in the      the Accumulation Unit
                       Value                     Accumulation Unit      Accumulation Unit     Value
                                                 Value                  Value
----------------------------------------------------------------------------------------------------------------------
Longevity Benefit      1.00%                             N/A                    N/A                    N/A
Charge                 Based on the total
                       premium payment made to
                       the policy.
----------------------------------------------------------------------------------------------------------------------
Annual Policy Service           $30                      $30                    $30                    $30
Charge
----------------------------------------------------------------------------------------------------------------------
Minimum Cash Value            $100,000                 $100,000               $100,000               $50,000
Required to Waive
Annual Policy Service
Charge
----------------------------------------------------------------------------------------------------------------------

---------------------  --------------------------------------------------------------------------------------------
                                                                       LIFESTAGES(R) FLEXIBLE
                        LIFESTAGES(R) PREMIUM    LIFESTAGES(R) SELECT     PREMIUM VARIABLE     LIFESTAGES(R) ACCESS
                       PLUS II VARIABLE ANNUITY    VARIABLE ANNUITY           ANNUITY            VARIABLE ANNUITY
---------------------  --------------------------------------------------------------------------------------------
Surrender Charge       8 Years (8%, 8%, 8%, 7%,    3 Years (8%, 8%,    9 Years (7%, 7%, 7%,            None
Period                 6%, 5%, 4%, 3% -- based   7% -- based on each    6%, 5%, 4%, 3%, 2%,
                       on each premium payment     premium payment     1% -- based on policy
                               date)*                   date)                  date)
----------------------------------------------------------------------------------------------------------------------
DCA Advantage Plan     Yes (6 month account)     Yes (6 and 12 month            No                      No
                                                      accounts)
----------------------------------------------------------------------------------------------------------------------
Interest Sweep                  Yes                      Yes                    Yes                     No
----------------------------------------------------------------------------------------------------------------------
Longevity Benefit                No                       No                    No                      No
----------------------------------------------------------------------------------------------------------------------
Premium Credit                  Yes                       No                    No                      No
----------------------------------------------------------------------------------------------------------------------
Fixed Account                   Yes                      Yes                    Yes                    Yes
                              One-Year                 One-Year              One-Year                One-Year
----------------------------------------------------------------------------------------------------------------------
Reset Death Benefit    Annual reset to age 80    Annual reset to age   3 year reset to age 85    Annual reset to
Guarantee                                                 80                                          age 80
----------------------------------------------------------------------------------------------------------------------
Annual Death Benefit            N/A                      N/A                    N/A                    N/A
Reset Charge
----------------------------------------------------------------------------------------------------------------------
Mortality and Expense  1.75%                     1.85%                 1.40%                   1.55%
Risk and               Based on assets of the    Based on assets of    Based on assets of the  Based on assets of
Administration Costs   Separate Account.         the Separate          Separate Account.       the Separate
Charge                 Charge is reflected in    Account.              Charge is reflected in  Account.
                       the Accumulation Unit     Charge is reflected   the Accumulation Unit   Charge is reflected
                       Value                     in the Accumulation   Value                   in the Accumulation
                                                 Unit Value                                    Unit Value
----------------------------------------------------------------------------------------------------------------------
Longevity Benefit               N/A                      N/A                    N/A                    N/A
Charge
----------------------------------------------------------------------------------------------------------------------
Annual Policy Service           $30                      $50                    $30                    $40*
Charge
----------------------------------------------------------------------------------------------------------------------
Minimum Cash Value            $100,000                 $100,000               $20,000                $50,000
Required to Waive
Annual Policy Service
Charge
----------------------------------------------------------------------------------------------------------------------

     All policies and features may not be available in all jurisdictions.
 *  May be different in some jurisdictions.

     QUALIFIED AND NON-QUALIFIED POLICIES

     We designed the policies primarily for the accumulation of retirement savings, and to provide income at a future date. Please be aware that as of the date of this Prospectus, we issue only Non-Qualified Policies. Please consult with your Registered Representative to determine when Qualified Policies will become available. Both types of policies offer tax-deferred accumulation. You may purchase a Non-Qualified Policy to provide for retirement income other than through a tax-qualified plan. You may purchase a Qualified Policy (when available) for use with any one of the tax-qualified plans listed below.

     (1) Section 403(b) TSAs purchased by employees of certain tax-exempt organizations and certain state-supported educational institutions; or

     (2) Section 408 or 408A Individual Retirement Annuities ("IRAs"), including Roth IRAs, Inherited IRAs, and SEPs and SIMPLE IRAs.

     Please see "Federal Tax Matters" for a detailed description of these plans.

     If you are considering a Qualified Policy or a Non-Qualified Policy to fund another type of tax-qualified retirement plan, you should be aware that this annuity will fund a retirement plan that already provides tax deferral under the Code. Therefore, the tax deferral of the annuity does not provide additional benefits. However, this annuity is designed to provide certain payment guarantees and features other than tax deferral that are valuable, some of which may not be available in other investments. There are fees and charges in an annuity that may not be included in other types of investments. The additional features and benefits include:

     - A guaranteed death benefit, as explained in this Prospectus.

     - The option for you to receive a guaranteed stream of income payments for life after you have owned the policy for one year.

     - A Fixed Account that features a guaranteed fixed interest rate.

     - An optional Interest Sweep feature that automatically allocates interest earned on monies in the Fixed Account to other Investment Divisions contained in the contract.

     - The flexibility to easily transfer money among Investment Divisions in the annuity managed by different investment managers and to have your investment mix automatically rebalanced periodically.

     These features are explained in detail in this Prospectus. You should purchase this annuity with tax-qualified money because you value the additional features the annuity provides and not for the tax deferral to which the tax-qualified plan is already entitled. You should consult with your tax or legal advisor to determine if the policy is suitable for your tax qualified plan.

     POLICY APPLICATION AND PREMIUM PAYMENT

     You can purchase a policy by completing an application. The application is sent to one of NYLIAC's service centers with your premium payment. If the application is complete and accurate and We have received all other information necessary to process the application, We will credit the premium payment within two Business Days after receipt at the service center. If We cannot credit the premium payment within five Business Days after We receive it because the application is incomplete or inaccurate, We will contact you and explain the reason for the delay. Unless you consent to NYLIAC's retaining the premium payment and crediting it as soon as the necessary requirements are fulfilled, We will offer to refund the premium payment immediately. Acceptance of applications is subject to NYLIAC's rules. We reserve the right to reject any application or premium payment. Our rules generally require that only one policyowner be named. However, there are exceptions to these rules, such as when the application is related to certain exchanges of in-force annuities in accordance with Section 1035 of the Code. If We issue a policy owned jointly by spouses, ownership rights and privileges under the policy must be exercised jointly and benefits under the policy will be paid upon the death of either owner.

     We will allocate the premium payment to the Fixed Account or DCA Advantage Account and Investment Divisions you have chosen within two Business Days of receipt. We reserve the right to limit the amount of the premium payment that you may place in any one Allocation Alternative. THE MAXIMUM PERCENTAGE OF THE PREMIUM PAYMENT THAT CAN BE ALLOCATED TO THE FIXED ACCOUNT IS DESCRIBED ON THE POLICY DATA PAGE. ACCEPTANCE OF THE PREMIUM PAYMENT IS SUBJECT TO OUR SUITABILITY STANDARDS.

     You may allocate the premium payment in up to 44 Investment Divisions, the Fixed Account and the DCA Advantage Account.

     Unless We permit otherwise, the minimum premium payment is $50,000 for both Non-Qualified Policies and Qualified Policies (when available). The current available methods of payment are direct payments to NYLIAC and any other method agreed to by Us. The maximum premium payment We accept is $1,500,000 without prior approval. NYLIAC reserves the right to limit the dollar amount of the premium payment. For Qualified Policies (when available), you may not make a premium payment in excess of the amount permitted by the plan or by law. If you select the DCA Advantage Account, the minimum amount that must be allocated is $5,000.

     PAYMENT RETURNED FOR INSUFFICIENT FUNDS

     If your premium payment is returned for insufficient funds, We reserve the right to reverse the investment options chosen and charge you a $20 fee for each returned payment. In addition, the Fund may also redeem shares to cover any losses it incurs as a result of a returned payment.

     CREDIT

     We will apply a Credit to your Accumulation Value at the time of the premium payment. The Credit is calculated as a percentage of the premium payment. The percentage will depend on the Credit Rate schedule then in effect, and will never be less than 2.00%. The Credit Rate applicable to the premium payment varies, depending on the amount of the premium payment received under the policy ("Total Accumulated Premium"). Withdrawals will not reduce the Total Accumulated Premium. In addition, if We receive the premium payment in more than one installment, and We receive such installment within 180 days of the Policy Date, We will adjust the Credits applied to such installment using the Credit Rate applicable to the portion of the premium payment received during that period. We will apply any additional Credit amounts resulting from such adjustments as of the date We receive the later portion of the premium payment.

     As of the date of this Prospectus, the Credit Rate schedule is as follows:

TOTAL ACCUMULATED PREMIUM   CREDIT RATE
-------------------------   -----------
   at least     less than
-----------   -----------
$   50,000    $  100,000       3.25%
$  100,000    $  500,000       4.00%
$  500,000    $1,000,000       5.00%
$1,000,000*   $2,500,000       5.00%
$2,500,000    $5,000,000       5.00%
$5,000,000     unlimited       5.00%

---------------
* A Total Accumulated Premium in excess of $1,500,000 is subject to prior approval. (See "POLICY APPLICATION AND PREMIUM PAYMENTS.")

     With notice to you, in Our sole discretion, We may change both the Credit Rates and the Total Accumulated Premium brackets applicable to the portion of the premium payment received after the Policy Date. Such portions of the premium payment will receive the Credit Rate then in effect for the applicable bracket. In setting the Credit Rates and associated brackets, NYLIAC will consider fixed and variable expenses incurred in policy issuance, servicing and maintenance, the average length of time that issued policies remain in force along with the mortality experience of those policies, and NYLIAC's competitive position in the market place.

     We will deduct the amount of the Credit from the amount returned to you if you cancel your policy. (See "YOUR RIGHT TO CANCEL ("FREE LOOK").") Also, in states where permitted, We may deduct from the death benefit proceeds any Credit applied within the 12 months immediately preceding the date of death of the owner or annuitant. (See "DEATH BEFORE ANNUITY COMMENCEMENT.")

     The Credit is allocated to the same Allocation Alternatives and the DCA Advantage Account based on the same percentages used to allocate your premium payment. We do not consider the Credit to be a premium payment for purposes of any discussion in this Prospectus. The Credit is also not considered to be your investment in the policy for tax purposes.

     Fees and charges for a policy with a Credit and a Longevity Benefit may be higher than those for other policies. For example, We use a portion of the surrender charge and the Mortality and Expense Risk and

Administrative Costs charge to help recover the cost of providing the Credit under the policy. (See "THE POLICY -- Selecting the Variable Annuity That's Right for You."). In addition, surrender periods may be longer for a policy with a Credit than those for other policies. Over time, the amount of the Credit and the Longevity Benefit may be more than offset by those higher charges. There may be circumstances in which the purchase of a LifeStages(R) Longevity Benefit Variable Annuity is less advantageous than the purchase of another LifeStages variable annuity which might have lower fees but no Credit or Longevity Benefit. You should consider this possibility before purchasing the policy.

     YOUR RIGHT TO CANCEL ("FREE LOOK")

     You may cancel the policy by returning it to Us, or to the Registered Representative through whom you purchased it, within 10 days of delivery of the policy or such longer period as required under state law. In states where approved, you will receive the policy's Accumulation Value on the Business Day We receive the policy, less the Credit, but without any deduction for premium taxes or a surrender charge. This amount may be more or less than your premium payment. Otherwise, you will receive from Us the greater of (i) the premium payment less any prior partial withdrawals or (ii) the Accumulation Value on the Business Day We receive the policy, less the Credit, but without any deduction for premium taxes or a surrender charge. We will set forth the provision in your policy.

     LONGEVITY BENEFIT

     The Longevity Benefit is an additional benefit that is automatically included with the policy. The Longevity Benefit is funded through the assessment of a fee which is based on the amount of the premium payment. (See "CHARGES AND DEDUCTIONS--Longevity Benefit Charge.") The Longevity Benefit has no accessible accumulation value, and therefore is not dependent on the performance of the underlying Investment Divisions. We will make Longevity Income Payments to you or the Payee(s) designated by you, if the policy is in force on the Longevity Commencement Date and the Annuitant is living, and the premium payment has been made under the policy.

     The Longevity Benefit is determined by the premium paid, the age and sex of the Annuitant on the policy application and the number of policy years between the policy application date and the Longevity Commencement Date. The amount of the Longevity Income Payments and the Longevity Benefit charge are not affected by changes in Accumulation Value due to partial withdrawals or market performance. We will cancel the Longevity Benefit if you surrender the policy prior to the Longevity Commencement Date or your spouse continues the policy as the new Annuitant upon your death. In addition, the Longevity Commencement Date will vary based upon the age of the Annuitant on the application date. The Longevity Commencement Date is established upon issuance of the policy and this date cannot be changed.

     If you annuitize prior to the Longevity Commencement Date the amount of your Longevity Income Payment will be reduced. (See "DISTRIBUTIONS UNDER THE POLICY--Longevity Income Payments.")

     ISSUE AGES

     We can issue Non-Qualified Policies if you and the Annuitant are between the ages of 40 and 65 on the policy application date.

     For IRA, Roth IRA, TSA, SEP plans, Inherited IRAs and SIMPLE IRAs, you must also be the Annuitant. We can issue Qualified Policies (when available) if the Owner/Annuitant is between the ages of 40 and 65.

     TRANSFERS

     You may transfer amounts between the Investment Divisions of the Separate Account or from the DCA Advantage Account into the Investment Divisions at any time up to 30 days before the Annuity Commencement Date (see "The DCA Advantage Account"). In any given Policy Year, you may also transfer up to 20% of the Fixed Accumulation Value as of the beginning of such Policy Year, including Interest Sweep Option transfers, from the Fixed Account into the Investment Divisions. No other transfers from the Fixed Account are allowed. You may not make transfers into the DCA Advantage Plan Account or the Fixed Account. Except in connection with transfers made pursuant to the Dollar Cost Averaging, Interest Sweep and Automatic Asset Reallocation options, the minimum that you may transfer from one Investment Division to another Investment Division is $25. Except for the Dollar Cost Averaging and Automatic Asset Reallocation options, if the value of the remaining Accumulation Units in an Investment Division would be less than $500 after you make a transfer, We will transfer the entire value unless NYLIAC in its discretion determines otherwise.

     There is no charge for the first 12 transfers in any one Policy Year. NYLIAC reserves the right to charge up to $30 for each transfer in excess of 12, subject to any applicable state insurance law requirements. Any transfer made in connection with the Dollar Cost Averaging, Automatic Asset Reallocation, Interest Sweep and the DCA Advantage Plan options will not count as a transfer toward the 12 transfer limit.

     You can request a transfer by any of the four methods listed below. Transfer requests are subject to limitations and must be made in accordance with our established procedures. (See "Virtual Service Center (VSC) and Interactive Voice Response System (IVR)").

     - submit your request in writing on a form We approve to the Variable Products Service Center at the addresses listed in Question 17 of this Prospectus (or any other address We indicate to you in writing);

     - use the Interactive Voice Response System at 800-598-2019;

     - speak to a Customer Service Representative at 800-598-2019 on Business Days between the hours of 9:00 a.m. and 6:00 p.m. (Eastern Time); or

     - make your request through the Virtual Service Center.

     NYLIAC is not liable for any loss, cost or expense for actions We take based on telephone instructions which We believe to be genuine in accordance with these procedures. We must receive telephone transfer requests no later than 4:00 p.m. Eastern Time in order to assure same-day processing. We will process requests received after 4:00 p.m. on the next Business Day.

     LIMITS ON TRANSFERS

     Procedures Designed to Limit Potentially Harmful Transfers--This policy is not intended as a vehicle for market timing. Accordingly, your ability to make transfers under the policy is subject to limitation if We determine, in Our sole opinion, that the exercise of that privilege may disadvantage or potentially hurt the rights or interests of other policyowners.

     Any modification of the transfer privilege could be applied to transfers to or from some or all of the Investment Divisions. If not expressly prohibited by the policy, We may, for example:

     - reject a transfer request from you or from any person acting on your behalf

     - restrict the method of making a transfer

     - charge you for any redemption fee imposed by an underlying Fund

     - limit the dollar amount, frequency or number of transfers.

     Currently, if you or someone acting on your behalf requests IN WRITING, BY TELEPHONE AND/OR ELECTRONICALLY transfers into or out of one or more Investment Divisions on three or more days within any 60-day period and/or requests one transfer that exceeds an amount that We determine in Our sole discretion, We will send you a letter notifying you that a transfer limitation has been exceeded. If We receive an additional transfer request that exceeds either of these limits, We will process the transfer request. Thereafter, We will immediately suspend your ability to make transfers electronically and by telephone, regardless of whether you have received the warning letter. All subsequent transfer requests for your policy must then be made through the U.S. mail or an overnight courier. We will provide you with written notice when We take this action.

     We currently do not include transfers to and from the Fixed Account, the first transfer into the Investment Divisions at the expiration of the free look period, the first transfer out of the MainStay VP Cash Management Investment Division within 60 days of the issuance of a policy, and transfers made pursuant to the Dollar Cost Averaging, Automatic Asset Reallocation, and Interest Sweep options in these limitations. However, We reserve the right to include them in the future.

     WE MAY CHANGE THESE LIMITATIONS OR RESTRICTIONS OR ADD NEW ONES AT ANY TIME WITHOUT PRIOR NOTICE; YOUR POLICY WILL BE SUBJECT TO THESE CHANGES REGARDLESS OF THE ISSUE DATE OF YOUR POLICY. All transfers are subject to the limits set forth in the Prospectus in effect on the date of the transfer request, regardless of when your policy was issued. Note, also, that any applicable transfer rules, either as indicated above or that We may utilize in the future, will be applied even if We cannot identify any specific harmful effect from any particular transfer.

     We apply Our limits on transfers procedures to all owners of this policy without exception.

     Orders for the purchase of Fund portfolio shares are subject to acceptance by the relevant Fund. We will reject or reverse, without prior notice, any transfer request into an Investment Division if the purchase of shares in the corresponding Fund portfolio is not accepted by the Fund for any reason. For transfers into multiple Investment Divisions, the entire transfer request will be rejected or reversed if any part of it is not accepted by any one of the Funds. We will provide you with written notice of any transfer request We reject or reverse. You should read the Fund prospectuses for more details on their ability to refuse or restrict purchases or redemptions of their shares.

     Risks Associated with Potentially Harmful Transfers--Our procedures are designed to limit potentially harmful transfers. However, We cannot guarantee that Our procedures will be effective in detecting and preventing all transfer activity that could disadvantage or potentially hurt the rights or interests of other policyowners. The risks described below apply to policyowners and other persons having material rights under the policies.

     - We do not currently impose redemption fees on transfers or expressly limit the number or size of transfers in a given period. Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than Our procedures in deterring or preventing potentially harmful transfer activity.

     - Our ability to detect and deter potentially harmful transfer activity may be limited by policy provisions.

     - (1) The underlying Fund portfolios may have adopted their own policies and procedures with respect to trading of their respective shares. The prospectuses for the underlying Fund portfolios, in effect at the time of any trade, describe any such policies and procedures. The trading policies and procedures of an underlying Fund portfolio may vary from ours and be more or less effective at preventing harm. Accordingly, the sole protection you may have against potentially harmful frequent transfers is the protection provided by the procedures described herein.

       (2) The purchase and redemption orders received by the underlying Fund portfolios reflect the aggregation and netting of multiple orders from owners of this policy and other variable policies issued by Us. The nature of these combined orders may limit the underlying Fund portfolios' ability to apply their respective trading policies and procedures. In addition, if an underlying Fund portfolio believes that a combined order We submit may reflect one or more transfer requests from owners engaged in potentially harmful transfer activity, the underlying Fund portfolio may reject the entire order and thereby prevent Us from implementing any transfers that day. We do not generally expect this to happen. Alternatively, Funds may request information on individual policyowner transactions and may impose restrictions on individual policyowner transfer activity.

     - Other insurance companies, which invest in the Fund portfolios underlying this policy, may have adopted their own policies and procedures to detect and prevent potentially harmful transfer activity. The policies and procedures of other insurance companies may vary from ours and be more or less effective at preventing harm. If their policies and procedures fail to successfully discourage potentially harmful transfer activity, there could be a negative effect on the owners of all of the variable policies, including Ours, whose variable investment options correspond to the affected underlying Fund portfolios.

     - Potentially harmful transfer activity could result in reduced performance results for one or more Investment Divisions, due to among other things:

          (1) an adverse effect on portfolio management, such as:

               a) impeding a portfolio manager's ability to sustain an investment objective;

               b) causing the underlying Fund portfolio to maintain a higher level of cash than would otherwise be the case; or

               c) causing an underlying Fund portfolio to liquidate investments prematurely (or otherwise at an otherwise inopportune time) in order to pay withdrawals or transfers out of the underlying Fund portfolio.

          (2) increased administrative and Fund brokerage expenses.

          (3) dilution of the interests of long-term investors in an Investment Division if purchases or redemptions into or out of an underlying Fund portfolio are made when, and if, the underlying Fund portfolio's investments do not reflect an accurate value (sometimes referred to as "time-zone arbitrage" and "liquidity arbitrage").

VIRTUAL SERVICE CENTER ("VSC") AND INTERACTIVE VOICE RESPONSE ("IVR") SYSTEM

     Through the VSC and the IVR, you can get up-to-date information about your policy and request transfers. The VSC and IVR are not available to corporate policyowners or trusts that own policies. We may revoke VSC and IVR privileges for certain policyowners (see "Limits on Transfers").

     To enable you to access the VSC and IVR, you will automatically receive a Personal Identification Number (PIN). With your Social Security number, the PIN will give you access to both the VSC on Our corporate website, WWW.NEWYORKLIFE.COM, and the IVR using the toll-free number 1-800-598-2019. You should protect your PIN and your Social Security number, because Our self-service options will be available to anyone who provides your Social Security number and your PIN; We will not be able to verify that the person providing electronic service instructions via the VSC or IVR is you or is authorized by you.

     As described herein We will use reasonable procedures to make sure that the instructions We receive through the VSC and IVR are genuine. We are not responsible for any loss, cost or expense for any actions We take based on instructions received through IVR or VSC which We believe are genuine. We will confirm all transactions in writing.

     Service requests are binding on all owners if the policy is jointly owned. Financial requests received after 4:00 p.m. (Eastern Time) or on non-Business Days will be processed as of the next Business Day.

     We make the VSC or IVR available at Our discretion. In addition, availability of the VSC or IVR may temporarily be interrupted at certain times. We do not assume responsibility for any loss while the VSC or IVR is unavailable.

     VSC

     The VSC is available Monday through Saturday, from 7 a.m. until 10 p.m. (Eastern Time).

     The VSC enables you to:

        -- e-mail your Registered Representative or the VPSC;

        -- obtain current policy values;

        -- transfer assets between investment options;

        -- change the allocation of future premium payments;

        -- reset your PIN;

        -- change your address; and

        -- obtain service forms.

     IVR

     The IVR is available 24 hours a day, seven days a week. We record all calls.

     The IVR enables you to:

        -- obtain current policy values;

        -- transfer assets between investment options;

        -- change the allocation of future premium payments; and

        -- speak with one of Our Customer Service Representatives on Business
           Days, between the hours of 9:00 a.m. to 6:00 p.m. (Eastern Time).

     You can authorize a third party to have access in the IVR to your policy information and to make fund transfers, allocation changes and other permitted transactions by completing a Telephone Request Form. A Customer Service Representative will require certain identifying information (Social Security number, address of record, date of birth) before taking any requests or providing any information to ensure that the individual giving instructions is authorized. See "The Policies--Transfers" for information on how to transfer assets between Investment Divisions.

     NYLIAC does not permit current and former Registered Representatives to have authorization to request transactions on behalf of their clients. Authorization of these Registered Representatives will be limited to accessing policy information only.

     Facsimile requests are not acceptable and will not be honored at any time. Additionally, We will not accept emails of imaged, signed service requests, other than those received through Our Virtual Service Center that have passed all security protocols to identify the policyowner.

     DOLLAR COST AVERAGING PROGRAMS

     The main objective of dollar cost averaging is to achieve an average cost per share that is lower than the average price per share during volatile market conditions. Since you transfer the same dollar amount to an Investment Division with each transfer, you purchase more units in an Investment Division if the value per unit is low and fewer units if the value per unit is high. Therefore, you achieve a lower than average cost per unit if prices fluctuate over the long term. Similarly, for each transfer out of an Investment Division, you sell more units in an Investment Division if the value per unit is low and fewer units if the value per unit is high. Dollar cost averaging does not assure a profit or protect against a loss in declining markets. Because it involves continuous investing regardless of price levels, you should consider your financial ability to continue to make purchases during periods of low price levels. NYLIAC will also offer the DCA Advantage Plan under which you may utilize the 6-month Account. (See "THE POLICIES--The DCA Advantage Plan.") We do not count transfers under Our Dollar Cost Averaging programs as part of your 12 free transfers each policy year.

     We have set forth below an example of how dollar cost averaging works. In the example, We have assumed that you want to move $100 from the MainStay VP Cash Management Investment Division to the MainStay VP Common Stock--Service Class Investment Division each month. Assuming the Accumulation Unit values below, you would purchase the following number of Accumulation Units:


 ------------------------------------------------------------------
             AMOUNT           ACCUMULATION       ACCUMULATION UNITS
MONTH       TRANSFERRED       UNIT VALUE           PURCHASED
 ------------------------------------------------------------------
 1             $100              $10.00                10.00
 ------------------------------------------------------------------
 2             $100              $ 8.00                12.50
 ------------------------------------------------------------------
 3             $100              $12.50                 8.00
 ------------------------------------------------------------------
 4             $100              $ 7.50                13.33
 ------------------------------------------------------------------
  Total        $400              $38.00                43.83
 ------------------------------------------------------------------

The average unit price is calculated as follows:

 Total share price         $38.00
--------------------   =   ------   =   $9.50
  Number of months           4

The average unit cost is calculated as follows:

Total amount transferred       $400.00
------------------------   =   -------   =   $9.13
 Total units purchased          43.83

     In this example, you would have paid an average cost of $9.13 per unit while the average price per unit is $9.50.

     (a) Traditional Dollar Cost Averaging

     This option permits systematic investing to be made in equal installments over various market cycles to help reduce risk. You may specify, prior to the Annuity Commencement Date, a specific dollar amount to be transferred from any Investment Division to any combination of Investment Divisions. You specify the Investment Divisions to transfer money from, the Investment Divisions to transfer money to, the amounts to be transferred, the date on which transfers will be made, subject to Our rules, and the frequency of the transfers (either monthly, quarterly, semi-annually or annually). Each transfer from an Investment Division must be at least $100. You must have a minimum Variable Accumulation Value of $2,500 to elect this option.

Once all money has been allocated to the Investment Divisions of your choice or the balance in the Investment Division you are transferring from is less than $100.00, the traditional Dollar Cost Averaging option will cease. A new request must be submitted to reactivate this feature. NYLIAC may reduce the minimum transfer amount and minimum Accumulation Value at its discretion. You may not make transfers into or out of the Fixed Account under this option.

     NYLIAC will make all Dollar Cost Averaging transfers on the day of each calendar month that you specify or on the next Business Day (if the day you have specified is not a Business Day). You may specify any day of the month except the 29th, 30th, or 31st. In order to process a transfer under Our traditional Dollar Cost Averaging option, NYLIAC must have received a request in writing no later than five Business Days prior to the date the transfers are to begin. If your request for this option is received less than five Business Days prior to the date you request it to begin, the transfers will begin on the day of the month you specify in the month following the receipt of your request. All written requests must be sent to the address listed in Question 17 of this Prospectus. Facsimile requests will not be accepted or processed.

     You may cancel the traditional Dollar Cost Averaging option at any time in a written request. NYLIAC may cancel this option if the Variable Accumulation Value is less than $2,500, or such lower amount as We may determine. You may not elect the traditional Dollar Cost Averaging option if you have selected the Automatic Asset Reallocation option.

     This feature is available to you at no additional cost.

     (b) The DCA Advantage Account

     This feature permits you to set up automatic Dollar Cost Averaging using the 6-month DCA Advantage Account when an initial premium payment is made. You can request the DCA Advantage Account in addition to the traditional Dollar Cost Averaging, Interest Sweep or Automatic Asset Reallocation options.

     You must allocate a MINIMUM OF $5,000 to the DCA Advantage Account. If you allocate less than the $5,000 minimum to the DCA Advantage Account, the payment will be automatically applied to the Investment Divisions that you have specified to receive transfers from the DCA Advantage Account. You must specify the Investment Divisions into which transfers from the DCA Advantage Account are to be made. You may not make transfers from the DCA Advantage Account into the Fixed Account. Amounts in the DCA Advantage Account will be transferred to the Investment Divisions in 6 monthly transfers. Dollar Cost Averaging will begin one month from the date NYLIAC receives the premium payment and transfers will be made on the same day or on the next Business Day (if the day is not a Business Day or does not exist in that month) each subsequent month for the duration of the DCA Advantage Account. The amount of each transfer will be calculated at the time of the transfer based on the number of remaining monthly transfers and the remaining value in the DCA Advantage Account. For example, the amount of the first monthly transfer out of the DCA Advantage Account will equal 1/6 of the value of the DCA Advantage Account on the date of the transfer. The amount of each of the five remaining transfers will equal 1/5, 1/4, 1/3, 1/2 and the balance, respectively, of the value of the DCA Advantage Account on the date of each transfer.

     You may not have more than one DCA Advantage Account open at the same time. Accordingly, any portion of the premium payment We receive for the DCA Advantage Account that is already open will be allocated to that same DCA Advantage Account and will earn the interest rate in effect on that day. The entire value of the DCA Advantage Account will be completely transferred to the Investment Divisions within the duration specified. For example, if you allocate your initial portion of the premium payment to the 6-month DCA Advantage Account under which the 6-month term will end on December 31, 2006 and a subsequent portion of your premium payment is allocated to the 6-month DCA Advantage Account before December 31, 2006, We will allocate the subsequent portion of your premium payment to the same 6-month DCA Advantage Account already opened and transfer the entire value of the 6-month DCA Advantage Account to the Investment Divisions by December 31, 2006 even though a portion of the money was not in that DCA Advantage Account for the entire 6-month period. If a portion of your premium payment is allocated to the DCA Advantage Account after the duration has expired, the Plan will be reactivated and will earn the interest rate in effect on that day.

     You can make partial withdrawals and transfers (in addition to the automatic transfers described above) from the DCA Advantage Account. We will make partial withdrawals and transfers first from the DCA Accumulation Value attributed to the initial portion of your premium payment and then from the DCA Accumulation Value attributed to subsequent allocations resulting from the receipt of any subsequent portions of your premium payment in the order received.

     YOU CANNOT MAKE TRANSFERS INTO THE DCA ADVANTAGE ACCOUNT FROM ANY ALLOCATION ALTERNATIVE.

     This feature is available to you at no additional cost.

     AUTOMATIC ASSET REALLOCATION

     This option allows you to maintain the percentage allocated to each Investment Division at a pre-set level. For example, you might specify that 50% of the Variable Accumulation Value of your policy be allocated to the MainStay VP Convertible--Service Class Investment Division and 50% of the Variable Accumulation Value be allocated to the MainStay VP International Equity--Service Class Investment Division. Over time, the fluctuations in each of these Investment Divisions' investment results will shift the percentages. If you elect this Automatic Asset Reallocation option, NYLIAC will automatically transfer your Variable Accumulation Value back to the percentages you specify. You may choose to have reallocations made quarterly, semi-annually or annually. You must also specify the day of the month that reallocations are to occur (with the exception of the 29th, 30th or 31st of a month). We will not process an Automatic Asset Reallocation transfer unless We receive a written request at the Variable Products Service Center at the addresses listed in Question 17 of this Prospectus. We must receive this request at least five Business Days before the date the transfers are scheduled to begin. If your request for this option is received less than five Business Days prior to the date you request it to begin, the transfers will begin on the day of the month you specify in the month following the receipt of your request. Facsimile requests will not be accepted or processed. The minimum Variable Accumulation Value required to elect this option is $2,500. There is no minimum amount which you must allocate among the Investment Divisions under this option.

     You can cancel the Automatic Asset Reallocation option at any time in a written request. NYLIAC may cancel this option if the Variable Accumulation Value is less than $2,500, or such a lower amount as We may determine. You may not elect the Automatic Asset Reallocation option if you have selected the traditional Dollar Cost Averaging option.

     This feature is available to you at no additional cost.

     INTEREST SWEEP

     You can request, prior to the Annuity Commencement Date, that the interest earned on monies allocated to the Fixed Account be transferred from the Fixed Account to any combination of Investment Divisions, subject to certain limitations (See "Transfers"). You will specify the Investment Divisions, the frequency of the transfers (either monthly, quarterly, semi-annually or annually), and the day of each calendar month to make the transfers (except the 29th, 30th or 31st of a month). We will not process an Interest Sweep transfer unless We receive a written request at the Variable Products Service Center at the address listed in Question 17 of this Prospectus. In order to process an Interest Sweep transfer, NYLIAC must receive a request in writing at least five Business Days prior to the date the transfers are scheduled to begin. If We do not receive the request within the five Business Days, the Interest Sweep transfer will commence on the day requested in the following month. Facsimile requests will not be accepted or processed. The minimum Fixed Accumulation Value required to elect this option is $2,500, but this amount may be reduced at Our discretion. NYLIAC will make all Interest Sweep transfers on the day that you specify or on the next Business Day (if the day you have specified is not a Business Day).

     You may request the Interest Sweep option in addition to either the traditional Dollar Cost Averaging, Automatic Asset Reallocation or the DCA Advantage Plan. If an Interest Sweep transfer is scheduled for the same day as a transfer related to the traditional Dollar Cost Averaging option, the Automatic Asset Reallocation option or the DCA Advantage Plan, We will process the Interest Sweep transfer first.

     You can cancel the Interest Sweep option at any time in a written request. We may cancel this option if the Fixed Accumulation Value is less than $2,500, or such a lower amount as We may determine.

     This feature is available to you at no additional cost.

     ACCUMULATION PERIOD

     (a) Crediting of Premium Payment

     You can allocate a portion of the premium payment to one or more Investment Divisions, the Fixed Account or the DCA Advantage Account. The minimum amount that you may allocate to any one Investment Division or the Fixed Account is $25 (or such lower amount as We may permit). The minimum amount that you may allocate to the DCA Advantage Plan Account is $5,000. (See "THE DCA ADVANTAGE PLAN.") We will allocate the premium payment to the Allocation Alternatives and/or the DCA Advantage Plan Account you have specified within two Business Days after receipt. We will apply Credits to the same Allocation

Alternatives and/or the DCA Advantage Plan Account based on the same percentages used to allocate your premium payment.

     We will credit that portion of the premium payment (and any Credit thereon) you allocate to an Investment Division in the form of Accumulation Units. We determine the number of Accumulation Units We credit to a policy by dividing the amount allocated to each Investment Division by the Accumulation Unit value for that Investment Division as of the close of the Business Day We are making this calculation. The value of an Accumulation Unit will vary with the investment experience of the Portfolio in which the Investment Division invests. The number of Accumulation Units We credit to a policy will not, however, change as a result of any fluctuations in the value of an Accumulation Unit. (See "The Fixed Account" for a description of interest crediting.)

     (b) Valuation of Accumulation Units

     The value of Accumulation Units in each Investment Division will change daily to reflect the investment experience of the corresponding Portfolio. The Statement of Additional Information contains a detailed description of how We value the Accumulation Units.

     RIDERS

     We include two riders under the policy at no additional charge: an Unemployment Benefit Rider, for Non-Qualified, IRA, Roth IRA, Inherited IRA and SIMPLE IRA policies, and a Living Needs Benefit Rider, for all types of policies. These two riders are described below and both provide for an increase in the amount that can be withdrawn from your policy which will not be subject to a surrender charge upon the happening of certain qualifying events. We also offer the Annual Death Benefit Reset ("ADBR") and Enhanced Beneficiary Benefit ("EBB") riders described below, each of which is available at an additional cost. We also include the Enhanced Spousal Continuance Rider (if the EBB Rider is elected) and a Upromise Account Rider, each of which is available at no additional cost. Each rider is available only in those jurisdictions where it has been approved. Please consult with your Registered Representative regarding the availability of these riders in your state.

     (a) Living Needs Benefit Rider

     If the Annuitant enters a nursing home, becomes terminally ill or disabled, you, the policyowner, may be eligible to receive all or a portion of the Accumulation Value without paying a surrender charge, subject to any limitations on partial withdrawals set forth in the policy. The policy must have been inforce for at least one year and have a minimum Accumulation Value of $5,000. We must be provided with proof that the Annuitant has spent 60 or more consecutive days in a nursing home, is terminally ill or disabled. Withdrawals will be taxable to the extent of gain and, prior to age 59 1/2, may be subject to a 10% IRS penalty. This rider is in effect in all jurisdictions where approved. To qualify for the disability benefit of this rider, the Annuitant must be classified as disabled by the Social Security Administration. You, the policyowner, are no longer eligible for the disability benefit once the Annuitant begins collecting Social Security retirement benefits. The rider will be effective the later of the date you meet the above requirements or the date We receive your notification. There is no additional charge for this rider.

     (b) Unemployment Benefit Rider

     For all Non-Qualified, IRA, Roth IRA, Inherited IRA and SIMPLE IRA policies, if you become unemployed, you may be eligible to increase the amount that can be withdrawn from your policy to up to 50% of the policy's Accumulation Value without paying surrender charges, subject to any limitations on partial withdrawals set forth in the policy. This rider can only be used once. The policy must have been inforce for at least one year and have a minimum Accumulation Value of $5,000. You also must have been unemployed for at least 60 consecutive days. Withdrawals may be taxable transactions and, prior to age
59 1/2, may be subject to a 10% IRS penalty. This rider is in effect in all jurisdictions where approved. To apply for this benefit, you must submit a determination letter from the applicable state's Department of Labor indicating that you qualify for and are receiving unemployment benefits. The rider will be effective the later of the date you meet the above requirements or the date We receive your notification. There is no additional charge for this rider.

     (c) Enhanced Beneficiary Benefit Rider (optional)

     THE ENHANCED BENEFICIARY BENEFIT (EBB) RIDER IS AVAILABLE ONLY AT THE TIME OF APPLICATION, IN JURISDICTIONS WHERE APPROVED. The EBB Rider is available on Non-Qualified Policies and, where permitted by the IRS, also on Qualified Policies (when available). The EBB Rider can increase the death benefit if you or the Annuitant die before the Annuity Commencement Date. If you select this Rider, the EBB, in addition to the amount payable under the terms of your policy, may be payable to your Beneficiary(ies) if you, or the Annuitant (if you are not the Annuitant), die prior to the Annuity Commencement Date. Therefore, under this

Rider, the total death benefit payable will be the greatest of any of the amounts payable as described in the Death Before Annuity Commencement section of the Prospectus plus the EBB, if any.

     While this Rider is in effect, We will deduct a charge from your Accumulation Value on each policy quarter. (See "CHARGES AND DEDUCTIONS--Other Charges--Enhanced Beneficiary Benefit Rider Charge.")

     The benefit under the EBB Rider is calculated as a percentage of any Gain in the policy as of the date We receive all necessary requirements to pay death benefit proceeds. As of the date of this Prospectus, the applicable percentage is 50%. We may change the applicable percentages under the EBB Rider from time to time, however, the applicable percentage will not be less than 40% nor greater than 60%.

     WHEN YOU SELECT THE EBB RIDER, THE APPLICABLE PERCENTAGE WILL APPEAR ON YOUR POLICY DATA PAGE. THE APPLICABLE PERCENTAGE FOR THE POLICY WILL NOT CHANGE ONCE THE POLICY IS ISSUED. PLEASE CHECK WITH YOUR REGISTERED REPRESENTATIVE FOR FURTHER DETAILS.

     The Gain equals the policy's Accumulation Value minus the adjusted premium payment. For the purposes of this section, the adjusted premium payments is the total premium payment received under the policy less proportional withdrawals. Proportional withdrawals are the amount(s) withdrawn from the policy divided by the policy's Accumulation Value immediately preceding the withdrawal, multiplied by the adjusted premium payment immediately preceding the withdrawal.

     If more than one Beneficiary is named, each Beneficiary will be paid a pro rata portion of the EBB. The EBB will be calculated for a Beneficiary on each date that We receive all necessary requirements to pay such Beneficiary. Due to market fluctuations, the EBB may increase or decrease and Beneficiaries may therefore be paid different amounts.

     The maximum amount payable under the EBB Rider, regardless of the Gain, is equal to a percentage of adjusted premium payments. As of the date of this Prospectus, the applicable percentage is 100%. We may change the applicable percentages under the EBB Rider from time to time, but the maximum amount payable will not exceed 200% of the adjusted premium payment. If you select this Rider, the applicable percentage will appear on your Policy Data Page. Please check with your Registered Representative for further details.

     There will be no payment under the EBB Rider if on the date We calculate the EBB: 1) there is no Gain, 2) the policy's Accumulation Value is less than your premium payments made and not previously withdrawn, or 3) the Rider has ended or terminated. The EBB Rider will end on the earliest of the following: 1) on the Annuity Commencement Date, 2) if you surrender the policy, 3) if your spouse, as the sole primary Beneficiary, elects to continue the policy upon your death (See "THE POLICY--Riders--Enhanced Spousal Continuance Rider."), 4) if the Annuitant was your spouse and you, as the sole primary Beneficiary, elect to continue the policy upon your spouse's death, or 5) if you transfer ownership of the policy. As discussed below in "THE POLICY--Riders--Enhanced Spousal Continuance Rider," if upon your death prior to the Annuity Commencement Date your spouse elects to continue the policy as the new owner (and Annuitant, if you are the Annuitant), the Accumulation Value will be adjusted (as of the date We receive due proof of death and all other requirements) to equal the greatest of any of the amounts payable as described in the Death Before Annuity Commencement section of the Prospectus, plus, if applicable, any EBB provided by the EBB Rider. YOU CANNOT CANCEL THIS RIDER WITHOUT SURRENDERING YOUR POLICY. You will forfeit any benefits under the EBB Rider if you elect to receive Income Payments, or surrender or transfer your policy. If you expect to do any of these, the EBB Rider may not be appropriate for you.

     Below is an example of how the benefit of this rider may be realized and how withdrawals impact the benefit under this rider. In this example, We assume the following:

     1. The Rider is selected at the time of application;

     2. You purchase this policy with a $200,000 initial premium payment (no additional premium payments are made);

     3. A withdrawal of $20,000 is made in the fourth Policy Year;

     4. Immediately preceding the withdrawal, the Accumulation Value has increased to $250,000, and the total adjusted premium payment equaled $200,000 (since there have been no previous withdrawals);

     5. You (or the Annuitant, if you are not the Annuitant) die in the fifth Policy Year and the Accumulation Value of the policy has increased once again to $250,000 as of the date We receive the necessary requirements to pay the death benefit; and

     6. The Enhanced Beneficiary Benefit Rider percentage equals 50%.

     First, the Proportional Withdrawal amount is calculated (withdrawal amount divided by the Accumulation Value immediately preceding the withdrawal, multiplied by the adjusted premium payments immediately preceding the withdrawal):

          Proportional Withdrawal = ($20,000/$250,000) X $200,000 = $16,000

     Second, the amount of the adjusted premium payment (after the withdrawal) is calculated (total of all premium payments minus Proportional Withdrawals):

              adjusted premium payment = $200,000 - $16,000 = $184,000

     Third, the Gain is calculated (Accumulation Value - adjusted premium payments):

                        Gain = $250,000 - $184,000 = $66,000

     Finally, the Enhanced Beneficiary Benefit amount is calculated (Gain multiplied by the applicable EBB rider percentage):

               Enhanced Beneficiary Benefit = $66,000 X 50% = $33,000

     In this example, the Enhanced Beneficiary Benefit is equal to $33,000. This amount would be payable in addition to the guaranteed death benefit amount under the policy.

     (d) Enhanced Spousal Continuance Rider (optional)

     If you select the EBB Rider at the time of application (see above), your policy will, subject to jurisdiction availability, also include the Enhanced Spousal Continuance (ESC) Rider at no charge. The ESC Rider will not be included on policies sold in connection with TSAs.

     Under the ESC Rider, if your spouse is the sole primary Beneficiary, upon your death prior to the Annuity Commencement Date, your spouse may elect to continue the policy as the new owner (and Annuitant, if you are the Annuitant). If the election is made, the Accumulation Value will be adjusted (as of the date We receive due proof of death and all other requirements) to equal the greatest of any of the amounts payable as described in the Death Before Annuity Commencement section of the Prospectus, plus, if applicable, any EBB provided by the EBB Rider. Unless We notify you otherwise, any additional Accumulation Value calculated under the ESC Rider will be allocated to the policy according to the premium allocation instructions on record (excluding the DCA Advantage Plan Accounts).

     The ESC Rider ends upon the earliest of the following: 1) if you surrender the policy, 2) if Income Payments begin, 3) once the ESC Rider has been exercised, or 4) if you transfer ownership of the policy to someone other than your spouse. THIS RIDER CANNOT BE CANCELLED WITHOUT SURRENDERING YOUR POLICY.

     Upon exercising the ESC Rider and continuing the policy, the EBB Rider and the quarterly charges for the EBB Rider will cease. All other policy provisions will continue as if your spouse had purchased the policy on the original Policy Date, except that Longevity Income Payments will no longer be payable.

     (e) Upromise Account Rider (Optional, no additional cost)

     THE UPROMISE ACCOUNT RIDER IS AVAILABLE ONLY AT THE TIME OF APPLICATION, IN JURISDICTIONS WHERE APPROVED. The Upromise Rider is available only on Non-Qualified Policies funded directly by you (non-Section 1035 exchanged policies). For you to qualify for the benefit of this rider, We require that you either have a valid Upromise Account at the time of application, or that you open one within 90 days of the policy delivery date, and that you register the policy with Upromise within 90 days of the policy delivery date. Once We confirm that you have met all requirements, We will deposit the amount of $40 into your Upromise Account no sooner than 30 days but no later than 60 days from the date you register the policy with Upromise. The cost basis of your variable annuity for tax purposes will be lowered by the amount of Our contribution to your Upromise Account. For additional information on the Upromise Program, you may visit the Upromise web site at www.upromise.com.

     The Upromise Account Rider will automatically terminate 90 days after the policy delivery date if at the time of application you do not have a valid Upromise Account, or you do not open one within 90 days of the policy delivery date. The rider will also automatically terminate if you fail to register the policy with Upromise within 90 days of the policy delivery date, or if Upromise (or a successor organization) ceases operation before the one-time amount of $40 is deposited into your Upromise Account. There is no additional cost for this rider.

     (f) Annual Death Benefit Reset (ADBR) Rider (optional)

     YOU MAY ENHANCE YOUR POLICY'S STANDARD DEATH BENEFIT BY PURCHASING THE OPTIONAL ADBR RIDER. The ADBR Rider is available only at the time of application, in jurisdictions where approved. If you select this rider and you or the Annuitant dies prior to the Annuity Commencement Date, We will pay an amount as proceeds to the designated Beneficiary, as of the date We receive proof of death and all requirements necessary to make the payment. The amount will be the greatest of:

          (a) the Accumulation Value less any Credits credited to the Accumulation Value if the Credits occurred within the immediately preceding twelve months of the date of death (unless prohibited by state law) less any Mortality and Expense Risk Charge and Administrative Costs Charge or pro-rata portion thereof;

          (b) the premium payment made, less any partial withdrawals and surrender charges on those partial withdrawals, less any rider charges and Longevity Benefit charges applied since the Policy Date, and any additional fees and charges that may apply; or

          (c) the "Reset Value" less "proportional withdrawals" made since the most recent Reset Anniversary and any surrender charges applicable to such "proportional withdrawals," less any rider charges and Longevity Benefit charges applied since the most recent Reset Anniversary date.

     We recalculate the Reset Value, with respect to any policy, every year from the Policy Date ("Reset Anniversary") until you or the Annuitant reaches age 80. On the First Policy Anniversary, We calculate the Reset Value by comparing (a) the Accumulation Value less any Credits credited to the Accumulation Value if the Credits occurred within the immediately preceding twelve months of the date of death (unless prohibited by state law); and (b) the premium payment made to the policy, less any proportional withdrawals, surrender charges on those withdrawals, less any fees and charges applied since the Policy Date. The Reset Value calculated on the second and subsequent Reset Anniversaries is based on a comparison between (a) the Accumulation Value less any Credits credited to the Accumulation Value if the Credits occurred within the immediately preceding twelve months of the date of death (unless prohibited by state law) on the current Reset Anniversary; and (b) the Reset Value on the prior Reset Anniversary, less any proportional withdrawals since the prior Reset Anniversary, surrender charges on those withdrawals, and less any additional fees and charges since the last Reset Anniversary date. The greater of the compared values will be the new Reset Value.

     A proportional withdrawal is an amount equal to the amount withdrawn from the policy (including applicable surrender charges) divided by the policy's Accumulation Value immediately preceding the withdrawal, multiplied by the Reset Value immediately preceding the withdrawal.

     We have set forth below an example of how the ADBR Rider is calculated for an owner who is age 63. The current annual rider charge is 0.30% of the Reset Value as of the last Policy Anniversary, deducted quarterly. In this example, We have assumed the following:

          (1) you purchase this policy with a $200,000 initial premium payment (no additional premium payments are made); a Credit of $8,000 is applied to this payment

          (2) the Accumulation Value as of the first Policy Anniversary is $250,000 (this is the Reset Value)

          (3) the current Accumulation Value is $240,000

          (4) you make a partial withdrawal of $15,000 in the Policy Year 2 (no surrender charges are applicable)

          (5) you (or the Annuitant if you are not the Annuitant) die at the beginning of the second policy quarter of Policy Year 2 after the withdrawal

          (6) the Accumulation Value on the date We receive the necessary requirements to pay the death benefit is $225,000 ($240,000 - $15,000)

          (7) the charge for the ADBR Rider is assessed: 0.30% annually (0.075% per quarter).

          (8) the Death Benefit is the greatest of:

             a) the Accumulation Value
                $225,000

             b) the sum of all premium payments made, less partial withdrawals and surrender charges on those partial withdrawals, less any Longevity Benefit Charges, and any additional fees and charges that may have been assessed since the Policy Date
                $200,000 - $15,000 - ($200,000 X 0.25% X 6) - ($200,000 X 0.30%)
                - ($250,000 X 0.075%)
                $200,000 - $15,000 - $3,000 - $600 - $187.50
                 = $181,212.50

             c) the "Reset Value" which is the greatest of:

               1. the Accumulation Value
                  $225,000

               2. the prior Reset Value as of the last Reset Anniversary, less any proportional withdrawals, surrender charges on those withdrawals, less any additional fees and charges that may have been assessed since the prior Reset Anniversary
                  = $250,000 - (($15,000/$240,000) X $250,000) - ($250,000 X
                      0.075%))
                  = $250,000 - $15,625 - $187.50
                  = $234,187.50

In this example, your Beneficiary would receive $234,187.50.

     The ADBR Rider ends upon the earlier of the following:

          1) the Annuity Commencement Date, or

          2) the date you surrender the policy.

     Notwithstanding the foregoing, the Rider will not end and all of the Rider's provisions and quarterly charges will continue to be deducted as if the new owner had purchased the policy on the original Policy Date, upon the following:

          1) if your spouse, as the sole primary Beneficiary, elects to continue the policy upon your death, or

          2) if the Annuitant is your spouse and you, as the sole primary Beneficiary, elect to continue the policy upon your spouse's death.

     YOU CANNOT CANCEL THIS RIDER WITHOUT SURRENDERING YOUR CONTRACT.

     POLICYOWNER INQUIRIES

     Your inquiries should be addressed to NYLIAC. (See "QUESTIONS AND ANSWERS ABOUT LIFESTAGES(R) LONGEVITY BENEFIT VARIABLE ANNUITY--Question 17.") Facsimile requests for service will not be accepted or processed. All phone calls for service requests are recorded. We will confirm all transactions in writing. If you feel that a transaction has been processed incorrectly, it is your responsibility to contact Us in writing and provide Us with all relevant details. To correct an error, We must receive your request for correction within 15 days of the date of the confirmation and/or quarterly statement showing the transaction in question.

     RECORDS AND REPORTS

     NYLIAC will mail to you at your last known address of record, at least semi-annually after the first Policy Year, reports containing information required under the federal securities laws or by any other applicable law or regulation. Generally, NYLIAC will immediately mail to you confirmation of any transactions involving the Separate Account. IT IS IMPORTANT THAT YOUR CONFIRMATION AND QUARTERLY STATEMENTS BE REVIEWED IMMEDIATELY TO ENSURE THAT THERE ARE NO ERRORS. IF YOU FEEL THAT A TRANSACTION HAS BEEN PROCESSED INCORRECTLY, IT IS YOUR RESPONSIBILITY TO CONTACT US IN WRITING AND PROVIDE US WITH ALL RELEVANT DETAILS. TO CORRECT AN ERROR, WE MUST RECEIVE YOUR REQUEST FOR CORRECTION WITHIN 15 DAYS OF THE DATE OF THE CONFIRMATION AND/OR QUARTERLY STATEMENT SHOWING THE TRANSACTION IN QUESTION. IT IS IMPORTANT THAT YOU INFORM NYLIAC OF AN ADDRESS CHANGE SO THAT YOU CAN RECEIVE THESE POLICY STATEMENTS (SEE "HOW DO I CONTACT NYLIAC?"). IN THE EVENT YOUR STATEMENT IS RETURNED FROM THE US POSTAL SERVICE AS UNDELIVERABLE, WE RESERVE THE RIGHT TO SUSPEND MAILING FUTURE CORRESPONDENCE AND ALSO SUSPEND CURRENT TRANSACTION PROCESSING UNTIL AN ACCURATE ADDRESS IS OBTAINED. ADDITIONALLY, NO NEW SERVICE REQUESTS CAN BE PROCESSED UNTIL A VALID CURRENT ADDRESS IS PROVIDED.

                             CHARGES AND DEDUCTIONS

     SURRENDER CHARGES

     We impose a surrender charge on certain partial withdrawals and surrenders of the policies. The surrender charge covers certain expenses relating to the sale of the policies, including commissions to Registered Representatives and other promotional expenses. We measure the surrender charge as a percentage of the amount withdrawn or surrendered. The surrender charge may apply to amounts applied under certain Income Payment options.

     If you surrender your policy, We deduct the surrender charge from the amount paid to you. In the case of a partial withdrawal, you can direct NYLIAC to take surrender charges either from the remaining value of the Fixed Account, the Investment Divisions and/or the DCA Advantage Account from which the partial withdrawals are made, or from the amount paid to you. If the remaining value in an Investment Division and/or the DCA Advantage Account is less than the necessary surrender charge, We will deduct the remainder of the charge from the amount withdrawn from that Investment Division and/or the DCA Advantage Account.

     The maximum surrender charge will be 8% of the amount withdrawn. The percentage of the surrender charge varies, depending upon the length of time the premium payment is in your policy before it is withdrawn. For purposes of calculating the applicable surrender charge, We deem premium payments to be withdrawn on a first-in, first-out basis. Unless required otherwise by state law, the surrender charge for amounts withdrawn or surrendered during the first three Policy Years following the premium payment to which such withdrawal or surrender is attributable is 8% of the amount withdrawn or surrendered. This charge then declines to 7% in the fourth Policy Year, 6% in the fifth Policy Year, 5% in the sixth Policy Year, 4% in the seventh Policy Year, 3% in the eighth, ninth and tenth Policy Years and after the tenth Policy Year no charge is made, as shown in the following chart:

     AMOUNT OF SURRENDER CHARGE(1)

POLICY YEAR                                                   CHARGE
-----------                                                   ------
 1..........................................................    8%
 2..........................................................    8%
 3..........................................................    8%
 4..........................................................    7%
 5..........................................................    6%
 6..........................................................    5%
 7..........................................................    4%
 8..........................................................    3%
 9..........................................................    3%
10..........................................................    3%
11+.........................................................    0%

     EXCEPTIONS TO SURRENDER CHARGES

     We will not assess a surrender charge:

     (a) on amounts you withdraw in any one Policy Year which are less than or equal to the greatest of (i) 10% of the Accumulation Value at the time of surrender or withdrawal less any prior surrender charge free partial withdrawals made during the current Policy Year, or (ii) 10% of the Accumulation Value as of the prior Policy Anniversary, less any prior surrender charge free partial withdrawals made during the current Policy Year, or (iii) the Accumulation Value less accumulated premium payments.

     (b) if NYLIAC cancels the policy;

     (c) when We pay proceeds upon the death of the policyowner or the Annuitant;

     (d) on amounts placed under the Life Income Payment Option after the first Policy Year;

     (e) on withdrawals you make under the Living Needs Benefit Rider or Unemployment Benefit Rider; and

     (f) on monthly or quarterly periodic partial withdrawals made pursuant to
         Section 72(t)(2)(A)(iv) of the Code.

LONGEVITY BENEFIT CHARGE

     Prior to the earlier of the Longevity Commencement Date or the date your spouse becomes the new Annuitant under the policy, We deduct the Longevity Benefit Charge against your policy. We deduct this charge each policy quarter by reducing the number of Accumulation Units in the Investment Divisions you have selected. On an annual basis, the charge equals 1.00% (0.25% quarterly) of the premium payment made to the policy. This means that the dollar amount of this charge will be unaffected by fluctuations in market performance. Generally, in a rising market, the structure of this charge will benefit the policyowner because the charge, when measured as a percentage of Separate Account assets, will be reduced. On the other hand, in a flat or declining market, this structure will result in an increase in the charge when measured as a percentage of Separate Account assets.

---------------

(1) See Appendix I.

     The Longevity Benefit Charge will also be assessed to any portion of the premium payment received after the Policy Date. In the policy quarter immediately following the quarter in which NYLIAC receives the additional premium, the amount deducted for a policyowner's total Longevity Benefit Charge will be equal to 0.25% of the additional premium payment multiplied by the number of policy quarters between the Policy Date and the date NYLIAC receives the additional premium payment, plus 0.25% of the premium received by NYLIAC as of the Policy Date. Thereafter, the Longevity Benefit Charge each quarter will be equal to 0.25% of the total premium paid by the policyowner. If the policy is surrendered, no Longevity Benefit Charge will be deducted for the quarter in which the surrender occurs.

     The Longevity Benefit Charge is deducted by reducing the number of Accumulation Units held in your policy, rather than by reducing the value of those Accumulation Units.

     In a rising market, since each Accumulation Unit will have a relatively greater value, fewer Accumulation Units will be deducted from your policy for the Longevity Benefit Charge. In a declining market, since each Accumulation Unit will have a relatively lower value, more Accumulation Units will be deducted from your policy for the Longevity Benefit Charge. The value of your policy will depend on the number of Accumulation Units you own and the value of those units.

MORTALITY AND EXPENSE RISK AND ADMINISTRATIVE COSTS CHARGE

     Prior to the Annuity Commencement Date, We deduct the Mortality and Expense Risk and Administrative Costs charge against your policy. We deduct this charge each policy quarter by reducing the number of Accumulation Units in the Investment Divisions you have selected. On an annual basis, the charge equals 1.35% (0.3375% quarterly) of the Adjusted Premium Payment allocated to the Investment Divisions and the DCA Advantage Account and of the premium payment transferred from the Fixed Account to the Investment Divisions (excluding premiums allocated to the Fixed Account that are not transferred to the Investment Divisions). Also, a pro-rata portion of the charge will be deducted on the date the policy is surrendered and upon the payment of any death benefit proceeds.

     We guarantee that this charge will not increase. If the charge is insufficient to cover actual costs and assumed risks, the loss will fall on NYLIAC. If the charge is more than sufficient, We will add any excess to Our general funds. We may use these funds for any corporate purpose, including expenses relating to the sale of the policies, to the extent that the surrender charges do not adequately cover sales expenses.

     This policy differs from other variable annuities in that the Mortality and Expense Risk and Administrative Costs Charge is calculated as a percentage of your Adjusted Premium Payment rather than as a percentage of Separate Account assets. This means that the dollar amount of this charge will be unaffected by fluctuations in market performance. Generally, in a rising market, the structure of this charge will benefit the policyowner because the charge, when measured as a percentage of Separate Account assets, will be reduced. On the other hand, in a flat or declining market, this structure will result in an increase in the charge when measured as a percentage of Separate Account assets.

     Another difference is that the Mortality and Expense Risk and Administrative Costs charge is deducted by reducing the number of Accumulation Units held in your policy, rather than by reducing the value of those Accumulation Units.

     In a rising market, since each Accumulation Unit will have a relatively greater value, fewer Accumulation Units will be deducted from your policy for the Mortality and Expense Risk and Administrative Costs charge. In a declining market, since each Accumulation Unit will have a relatively lower value, more Accumulation Units will be deducted from your policy for the Mortality and Expense Risk and Administrative Costs charge. The value of your policy will depend on the number of Accumulation Units you own and the value of those units.

CALCULATING THE MORTALITY AND EXPENSE RISK AND ADMINISTRATIVE COSTS CHARGE AND THE LONGEVITY BENEFIT CHARGE

     Below are examples of how the Mortality and Expense Risk and Administrative Costs Charge and the Longevity Benefit Charge will be calculated and deducted. The examples are purely hypothetical and are for illustrative purposes only.

     The examples assume an Adjusted Premium Payment of $10,000 on September 1st with the Mortality and Expense Risk and Administrative Costs charge and the Longevity Benefit charge being deducted each policy quarter.

     Examples 1 and 2 show how the dollar amount of the Mortality and Expense Risk and Administrative Costs charge and the Longevity Benefit charge will remain stable regardless of fluctuations in the policy's Accumulation Value.

                                         EXAMPLE 1
     Adjusted Premium Payment on September 1st                                       $10,000

     Variable Accumulation Value on December 1st                                     $12,000
       (end of the first policy quarter)

     Longevity Benefit Charge deducted on December 1st                  $25 ($10,000 X .25%)

     Mortality and Expense Risk and Administrative                $33.75 ($10,000 X 0.3375%)
       Costs Charge deducted on December 1st

     We will deduct $58.75 worth of Accumulation Units from the Investment Divisions you have selected on a pro-rata basis.

                                         EXAMPLE 2
     Adjusted Premium Payment on September 1st                                       $10,000

     Variable Accumulation Value on December 1st                                      $7,500
       (end of the first Policy quarter)

     Longevity Benefit Charge deducted on December 1st                  $25 ($10,000 X .25%)

     Mortality and Expense Risk and Administrative                $33.75 ($10,000 X 0.3375%)
       Costs Charge deducted on December 1st

     We will deduct $58.75 worth of Accumulation Units from the Investment Divisions you have selected on a pro-rata basis.

     Example 3 shows how a Partial Withdrawal in excess of the free withdrawal amount can reduce the Adjusted Premium Payment under the policy for the purposes of calculating the Mortality and Expense Risk and Administrative Costs Charge. Please note that a partial withdrawal in excess of the free withdrawal amount does not affect the calculation of the Longevity Benefit Charge.

                                           EXAMPLE 3
     Adjusted Premium Payment on September 1st                                           $10,000
     Variable Accumulation Value on October 15th                                         $12,500
     Gain in the Policy                                                                   $2,500
     Partial Withdrawal on October 15th                                                   $3,500
     Surrender Charge Deducted From Partial Withdrawal
       Amount                                                                  $80 ($1,000 X 8%)
     Amount Sent to Policyowner                                                           $3,420
     Remaining Adjusted Premium Payment                                                   $9,000
     Variable Accumulation Value on December 1st (end of the
       first policy quarter)                                                              $9,500
     Mortality and Expense Risk and Administrative Costs
       Charge deducted on December 1st (end of first policy   $32.01 (($10,000 X 44/91 X 0.3375%
       quarter in which there are 91 days)                          + $9,000 X 47/91 X 0.3375%))
     Longevity Benefit Charge deducted on December 1st                      $25 ($10,000 x .25%)
     Variable Accumulation Value on March 1st (end of the
       second policy quarter)                                                            $11,000
     Mortality & Expense Risk and Administrative Costs
       Charge deducted on March 1st (end of second policy
       quarter)                                                        $30.38 ($9,000 X 0.3375%)
     Longevity Benefit Charge deducted on March 1st                         $25 ($10,000 X .25%)
     We will deduct $55.38 worth of Accumulation Units from
       the Investment Divisions you have selected on a
       pro-rata basis.

     The mortality risk assumed is the risk that Annuitants as a group will live for a longer time than Our actuarial tables predict. As a result, We would be paying more Income Payments than We planned. We also assume a risk that the mortality assumptions reflected in Our guaranteed annuity payment tables, shown in each policy, will differ from actual mortality experience. The expense risk assumed is the risk that the cost of issuing and administering the policies will exceed the amount We charge for these services.

                                 OTHER CHARGES

     (a) Policy Service Charge

     We deduct an annual policy service charge each Policy Year on the Policy Anniversary and upon surrender of the policy if on the Policy Anniversary and date of surrender the Accumulation Value is less than $100,000. This charge of $30 is imposed each Policy Year and on the date of surrender. We deduct the annual policy service charge from each Investment Division, the DCA Advantage Account, and Fixed Account, in proportion to its percentage of the Accumulation Value on the Policy Anniversary or date of surrender. This charge is designed to cover the costs for providing services under the policy such as collecting, processing and confirming premium payments and establishing and maintaining the available methods of payment.

     (b) Fund Charges

     The value of the assets in the Separate Account will indirectly reflect the Funds' total fees and expenses. The Funds' total fees and expenses are not part of the policy. They may vary in amount from year to year. These fees and expenses are described in detail in the relevant Fund's Prospectus and/or statement of additional information.

     (c) Enhanced Beneficiary Benefit Rider Charge (optional)

     If you select the EBB Rider, We will deduct a charge each policy quarter that the Rider is in effect based on the Accumulation Value. We will deduct this charge beginning in the first policy quarter after the Policy Date. This charge will be deducted quarterly from each Investment Division, the DCA Advantage Account and the Fixed Account, in proportion to its percentage of the Accumulation Value.

     The maximum annual charge is 1% of the policy's Accumulation Value, applied on a quarterly basis. We may set a lower charge at Our sole discretion. The charge, as of the date of this Prospectus, for the EBB Rider is 0.30% of the policy's Accumulation Value, applied on a quarterly basis (0.075% per quarter). You should check with your Registered Representative to determine the percentage We are currently charging. This charge will not change once your policy is issued.

     (d) Annual Death Benefit Reset (ADBR) Rider Charge (optional)

     If you select the ADBR Rider, We will deduct a charge each policy quarter that the Rider is in effect based on the amount that is guaranteed as of the last Reset Anniversary. This charge will be deducted from each Investment Division, the DCA Advantage Account and the Fixed Account, in proportion to its percentage of the Accumulation Value of the applicable quarter and will not reduce your Adjusted Premium Payment. This charge will continue to be deducted while the contract remains in force.

     The charge for the ADBR Rider is based upon the issue age of you or the annuitant, whoever is older and will not change once your policy is issued. The maximum annual charge is the greater of 1.00% of the amount that is reset on the last Policy Anniversary, or the premium payment made under the policy. You should check with your Registered Representative to determine the percentage We are currently charging. As of the date of this Prospectus, the annual charge is 0.30% (0.0750% per quarter).

     (e) Transfer Fees

     There is no charge for the first 12 transfers in any one Policy Year. NYLIAC reserves the right to charge up to $30 for each transfer in excess of 12, subject to any applicable state insurance law requirements. Transfers made under dollar cost averaging and automatic asset reallocation do not count toward this transfer limit.

     GROUP AND SPONSORED ARRANGEMENTS

     For certain group or sponsored arrangements, We may reduce the surrender charge and the policy service charge or change the minimum premium payment requirements. Group arrangements include those in which a trustee or an employer, for example, purchases policies covering a group of individuals on a group basis. Sponsored arrangements include those in which an employer allows Us to sell policies to its employees or retirees on an individual basis.

     Our costs for sales, administration, and mortality generally vary with the size and stability of the group among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, including Our requirements for size and number of years in existence. Group or sponsored arrangements that have been set up solely to buy policies or that have been in existence less than six months will not qualify for reduced charges.

     We will make any reductions according to Our rules in effect when an application or enrollment form for a policy is approved. We may change these rules from time to time. Any variation in the surrender charge or policy service charge will reflect differences in costs or services and will not be unfairly discriminatory.

     TAXES

     NYLIAC may, where premium taxes are imposed by state law, deduct such taxes from your policy either (i) when a surrender or cancellation occurs, (ii) at the Annuity Commencement Date or (iii) at the Longevity Commencement Date. Applicable premium tax rates depend upon such factors as your current state of residency, and the insurance laws and NYLIAC's status in states where premium taxes are incurred. Current premium tax rates range from 0% to 3.5% of the premium payment. Applicable premium tax rates are subject to change by legislation, administrative interpretations or judicial acts. We may in the future seek to amend the policies to deduct premium taxes when a purchase payment is received.

     Under present laws, NYLIAC will also incur state and local taxes (in addition to the premium taxes described above) in several states. NYLIAC may assess charges for such taxes.

     NYLIAC does not expect to incur any federal income tax liability attributable to investment income or capital gains retained as part of the reserves under the policies. (See "FEDERAL TAX MATTERS.") Based upon these expectations, no charge is being made currently for corporate federal income taxes which may be attributable to the Separate Account. Such a charge may be made in future years for any federal income taxes NYLIAC incurs.

                         DISTRIBUTIONS UNDER THE POLICY

     SURRENDERS AND WITHDRAWALS


     You can make a partial withdrawal, periodic partial withdrawal, hardship withdrawal or surrender the policy to receive part or all of the Accumulation Value at any time before the Annuity Commencement Date and while the Annuitant is living, by sending a written request on a form acceptable to NYLIAC. Facsimile transmissions are not acceptable and will not be honored at any time. These forms must be mailed to Us at the address given in Question 17. The amount available upon surrender is the Accumulation Value on the Business Day during which We receive the request, less any surrender charges, taxes which We may deduct, Mortality and Expense Risk and Administrative Costs Charge, Longevity Benefit Charge and annual Policy Service charge, if applicable. The amount of any partial withdrawal must not reduce the percentage of the premium payment invested in the Investment Divisions (at the time the partial withdrawal request is made) to less than 25% of the amount of the premium payment (the "25% investment minimum"). If you have not provided Us with a written election not to withhold federal income taxes at the time you make a withdrawal or surrender request, NYLIAC must by law withhold such taxes from the taxable portion of any surrender or withdrawal. We will remit that amount to the federal government. In addition, some states have enacted legislation requiring withholding. NYLIAC will pay all surrenders or withdrawals within seven days of receipt of all documents (including documents necessary to comply with federal and state tax law), subject to postponement in certain circumstances. (See "DISTRIBUTIONS UNDER THE POLICY--Delay of Payments."). We also reserve the right to reject any surrender or withdrawal request that is not in "good order". Good order means that your surrender or withdrawal request must: (i) include the name of the policyowner and the policy number; (ii) include, in the case of withdrawals, the amount to be withdrawn (stated in dollars); (iii) in the case of a partial withdrawal request that violates the 25% investment minimum, include a completed partial withdrawal request form which clearly indicates, among other things, the instructions that you direct NYLIAC to follow regarding the processing of such partial withdrawal (See "DISTRIBUTIONS UNDER THE POLICY--Surrenders and Withdrawals--Partial Withdrawals"); (iv) include the signature of the policyowner and all other required persons; and (v) include any other documentation, acknowledgements and/or information that may be required.

     Since you assume the investment risk with respect to amounts allocated to the Separate Account and because certain surrenders or withdrawals are subject to a surrender charge and premium tax deduction, the total amount paid upon surrender of the policy (taking into account any prior withdrawals) may be more or less than the total premium payments made.

     Amounts surrendered and withdrawn may be subject to taxation and a 10% penalty tax may be imposed on certain early surrenders or withdrawals (the penalty tax is increased to 25% in the case of a distribution from a SIMPLE IRA (when available) within the first two years of your participation in the SIMPLE IRA plan). (See "FEDERAL TAX MATTERS--Taxation of Annuities in General.")

     (a) Surrenders

     We will deduct a surrender charge and any state premium tax, if applicable, the Mortality and Expense Risk and Administrative Costs Charge, the Longevity Benefit Charge and the annual Policy Service Charge, if applicable, from the amount paid. We will pay the proceeds in a lump sum to you unless you elect a different payment method. (See "DISTRIBUTIONS UNDER THE POLICY--Income Payments.") Surrenders may be subject to taxation and the 10% penalty tax provisions may be applicable. (the penalty tax is increased to 25% in the case of a distribution from a SIMPLE IRA (when available) within the first two years of your participation in the SIMPLE IRA plan). (See "FEDERAL TAX MATTERS--Taxation of Annuities in General.")

     IF THE POLICY IS SURRENDERED FOR ITS ACCUMULATION VALUE PRIOR TO THE LONGEVITY COMMENCEMENT DATE, NO LONGEVITY INCOME PAYMENTS WILL BE MADE.

     (b) Partial Withdrawals

     The minimum amount that can be withdrawn is $500, unless We agree otherwise. We will withdraw the amount from the Investment Divisions, the Fixed Account and the DCA Advantage Account in accordance with your request. If you do not specify how to allocate a partial withdrawal among the Investment Divisions and the DCA Advantage Account, We will allocate the partial withdrawal on a pro-rata basis. Partial withdrawals may be subject to taxation and the 10% penalty tax provisions may be applicable. (See "FEDERAL TAX MATTERS--Taxation of Annuities in General.")

     If the requested partial withdrawal is equal to the value in any of the Investment Divisions, the Fixed Account or the DCA Advantage Account from which the partial withdrawal is being made, We will pay the entire value of that Investment Division, the Fixed Account or the DCA Advantage Account, less any surrender charge that may apply to you.

     A partial withdrawal request that violates the 25% investment minimum could result in the surrender of your policy and the loss of the Longevity Benefit. The 25% investment minimum is designed to assure that the policy will have sufficient value to support the Longevity Benefit Charge, the Mortality and Expense Risk and Administrative Costs Charge, and any optional rider charges.


     IN ORDER TO EFFECT A PARTIAL WITHDRAWAL THAT VIOLATES THE 25% INVESTMENT MINIMUM, YOU MUST COMPLETE A PARTIAL WITHDRAWAL REQUEST FORM WHICH INDICATES, AMONG OTHER THINGS, THE INSTRUCTIONS YOU DIRECT NYLIAC TO FOLLOW REGARDING THE PROCESSING OF SUCH PARTIAL WITHDRAWAL. In completing the partial withdrawal request form, you must choose one of the following two options:


     (1) NYLIAC will adjust the amount of the partial withdrawal request such that the percentage of the premium payment invested in the Investment Divisions (at the time the partial withdrawal request is made) is not reduced below 25% of the amount of the premium payment; or

     (2) you agree to surrender the policy for its Accumulation Value, less any applicable fees and charges.

     ANY PARTIAL WITHDRAWAL REQUEST THAT VIOLATES THE 25% INVESTMENT MINIMUM MADE WITH A PARTIAL WITHDRAWAL REQUEST FORM THAT DOES NOT INDICATE EITHER OF THE OPTIONS NOTED ABOVE WILL BE DEEMED NOT IN GOOD ORDER. (See "DISTRIBUTIONS UNDER THE POLICY--Surrenders and Withdrawals").

     Please note that if you direct NYLIAC to exercise the first option, We will inform you in writing of the revised partial withdrawal amount and pay such amount in accordance with the terms set forth in this Prospectus. IF YOU DIRECT NYLIAC TO EXERCISE THE SECOND OPTION, YOUR POLICY WILL BE SURRENDERED AND THE LONGEVITY BENEFIT WILL NO LONGER BE PAYABLE TO YOU.

     (c) Periodic Partial Withdrawals

     You may elect to receive regularly scheduled withdrawals from the policy. These periodic partial withdrawals may be paid on a monthly, quarterly, semi-annual, or annual basis. You will elect the frequency of the withdrawals and the day of the month for the withdrawals to be made (may not be the 29th, 30th, or 31st of a month). We will not process a periodic partial withdrawal unless We receive a written request at the Variable Products Service Center at the addresses listed in Question 17 of this Prospectus. We must receive this request at least five Business Days before the date the distributions are scheduled to begin. If your request for this option is received fewer than five Business Days prior to the date you request it to begin, the withdrawals will begin on the day of the month you specify in the month following the receipt of your request. Facsimile requests will not be accepted or processed. We will make all withdrawals on the day of each calendar month you specify, or on the next Business Day (if the day you have specified is not a Business Day). You must specify the Investment Divisions and Fixed Account from which the periodic withdrawals will be made. The minimum amount under this feature is $100, or such lower amount as We may permit. Periodic partial withdrawals may be subject to taxation and the 10% penalty tax provisions may be applicable. (See "Federal Tax Matters--Taxation of Annuities in General.") If you do not specify otherwise, We will withdraw money on a pro-rata basis from each Investment Division, and the Fixed Account. You may not elect to receive periodic partial withdrawals from the DCA Advantage Account.

     You can elect to receive "Interest Only" periodic partial withdrawals for the interest earned on premiums allocated to the Fixed Account. If this option is chosen, the $100 minimum for periodic partial withdrawals will be waived. However, you must have at least $5,000 in the Fixed Account at the time of each periodic partial withdrawal, unless We agree otherwise.

     If a periodic partial withdrawal arrangement would result in a violation of the 25% investment minimum, the periodic partial withdrawal arrangement will be cancelled. This limitation is designed to assure that the policy will have sufficient value to support the Longevity Benefit Charge, the Mortality and Expense Risk and Administrative Costs Charge, and any optional rider charges. If a periodic partial withdrawal exceeds this limitation, you may adjust it accordingly, or surrender the policy for its Accumulation Value as described above. The Longevity Benefit will no longer be payable to you.

     (d) Hardship Withdrawals

     Under certain Qualified Policies (when available), the Plan Administrator (as defined in Code Section 414(g)) may allow, in its sole discretion, certain withdrawals it determines to be "Hardship Withdrawals." The surrender charge and 10% penalty tax, if applicable, and provisions applicable to partial withdrawals apply to Hardship Withdrawals.

     REQUIRED MINIMUM DISTRIBUTION OPTION

     For IRAs, SIMPLE IRAs and SEP-IRA policies (when available), the policyowner is generally not required to elect the required minimum distribution option until April 1st of the year following the calendar year he or she attains age 70 1/2. For TSAs (when available), the policyowner is generally not required to elect the required minimum distribution option until April 1st of the year following the calendar year he or she attains age 70 1/2 or until April 1st of the year following the calendar year he or she retires, whichever occurs later. For Inherited IRAs (when available), the policyowner is required to take the first required minimum distribution on or before December 31 of the calendar year following the year of the original owner's death.

     OUR RIGHT TO CANCEL

     NYLIAC will not terminate your policy on or prior to the Longevity Commencement Date. After the Longevity Commencement Date, NYLIAC reserves the right to terminate your policy, subject to applicable state laws or regulations, if your policy is reduced to an amount that would provide on the Annuity Commencement Date, Income Payments of less than $20 per month, or an amount that is insufficient to cover the annual Policy Service Charge, the Mortality and Expense Risk and Administrative Costs Charge, and other applicable optional rider charges.

     The minimum Accumulation Value you are required to maintain in your policy to yield Income Payments of $20 per month so that We do not terminate your policy is determined according to the following formula:

     $1000 X ($20/Y), where

     (Y) equals the factor obtained from the Life Income--Guaranteed Period Payment Option Table contained in Section Two of the policy which corresponds to the gender of the Annuitant and the age (as adjusted for the time period during which the Income Payments are scheduled to begin) of the Annuitant.

     We have set forth below an example of how the minimum Accumulation Value would be calculated. We have assumed the following:

     (1) The Annuitant is a male age 75 with an adjusted age of 74.

     (2) Income Payments begin in 2016.

     The minimum Accumulation Value would be equal to

        $1000 X ($20/Y), where
        Y=5.56
        $1000 X ($20/5.56)
        $1000 X (3.60)
        =$3,600

     Therefore, in this example, the minimum Accumulation Value that the Annuitant would be required to maintain in the policy so that We do not terminate the policy would be $3,600.

     We will notify you of Our intention to exercise this right. If We terminate your policy, We will pay you the Accumulation Value of your policy in one lump sum.

     ANNUITY COMMENCEMENT DATE

     The Annuity Commencement Date is the date specified on the Policy Data Page. The Annuity Commencement Date is the day that Income Payments are scheduled to commence under the policy unless the policy has been surrendered or an amount has been paid as proceeds to the designated Beneficiary prior to that date. If We agree, you may change the Annuity Commencement Date to an earlier date by providing written notice to NYLIAC. You may defer the Annuity Commencement Date to a later date if We agree to it, provided that We receive a written notice of the request at least one month before the last selected Annuity Commencement Date. In addition, under certain circumstances, the Annuitant may receive reduced Longevity Income Payments if the Annuity Commencement Date occurs prior to the Longevity Commencement Date. (See "DISTRIBUTIONS UNDER THE POLICY--Longevity Income Payments"). The Annuity Commencement Date and Income Payment method for Qualified Policies (when available) may also be controlled by endorsements, the plan, or applicable law.

     LONGEVITY COMMENCEMENT DATE

     The Longevity Commencement Date is the date specified on the Policy Data Page. The Longevity Commencement Date is the day that Longevity Income Payments are scheduled to commence under the policy if the policy is in force and the Annuitant is living on the Longevity Commencement Date, and the premium payment has been made. The Longevity Commencement Date may not be changed under any circumstances. The Longevity Commencement Date and Longevity Income Payment method for Qualified Policies (when available) may also be controlled by endorsements, the plan or applicable law.

     DEATH BEFORE ANNUITY COMMENCEMENT

     Unless amended by any rider attached to the policy, if you or the Annuitant dies prior to the Annuity Commencement Date, We will pay an amount as proceeds to the designated Beneficiary, as of the date We receive proof of death and all requirements necessary to make the payment. That amount will be the greater of:

     (a) the Accumulation Value, less Credits applied within the 12 months immediately preceding the date of death (unless prohibited by state law) less any Mortality and Expense Risk Charge and Administrative Costs Charge or the pro-rata portion thereof, or

     (b) the premium payments made, less any partial withdrawals and surrender charges on those partial withdrawals, less any rider charges and Longevity Benefit Charges, applied since the Policy Date, and any additional fees and charges that may apply.

     The Beneficiary may receive the amount payable in a lump sum or under any life income payment option which is then available. If more than one Beneficiary is named, each Beneficiary will be paid a pro rata portion from each Investment Division, the Fixed Account and the DCA Advantage Account in which the policy is invested as of the date We receive proof of death and all requirements necessary to make the payment to that Beneficiary. We will keep the remaining balance in the policy to pay the other Beneficiaries. Due to market fluctuations, the remaining Accumulation Value may increase or decrease and We may pay subsequent Beneficiaries a different amount.

     We will make payments in a lump sum to the Beneficiary unless you have elected or the Beneficiary elects otherwise in a signed written notice which gives Us the information that We need. If such an election is properly made, We will apply all or part of these proceeds:

          (i) under the Life Income--Guaranteed Period Payment Option to provide an immediate annuity for the Beneficiary who will be the policyowner and Annuitant; or

          (ii) under another Income Payment Option We may offer at the time.

     Payments under the annuity or under any other method of payment We make available must be for the life of the Beneficiary, or for a number of years that is not more than the life expectancy of the Beneficiary at the time of the policyowner's death (as determined for federal tax purposes), and must begin within one year after the policyowner's death. (See "DISTRIBUTIONS UNDER THE POLICY--Income Payments" below.)

     If your spouse is the sole primary Beneficiary, We can pay the proceeds to the surviving spouse if you die before the Annuity Commencement Date or the policy can continue with the surviving spouse as (a) the new policyowner, and,
(b) the Annuitant, if you were the Annuitant. Generally, NYLIAC will not issue a policy to joint owners. However, if NYLIAC makes an exception and issues a jointly owned policy, ownership rights and privileges under the policy must be exercised jointly and benefits under the policy will be paid upon the death of any joint owner. (See "FEDERAL TAX MATTERS--Taxation of Annuities in General.")

     If the Annuitant and, where applicable under another Income Payment option, the Joint Annuitant, if any, die after the Annuity Commencement Date, NYLIAC will pay the sum required by the Income Payment option in effect.

     We will make any distribution or application of policy proceeds within 7 days after NYLIAC receives all documents (including documents necessary to comply with federal and state tax law) in connection with the event or election that causes the distribution to take place, subject to postponement in certain circumstances. (See "DISTRIBUTIONS UNDER THE POLICY--Delay of Payments.")

     DEATH BEFORE LONGEVITY COMMENCEMENT

     Unless amended by any rider attached to the policy, in the event that the policyowner is not the Annuitant and the Annuitant dies before the Longevity Commencement Date, the policy would end and no Longevity Income Payments would be payable. We will pay an amount as proceeds to the designated beneficiary which shall be the greater of:

     (a) the Accumulation Value, less Credits applied within the 12 months immediately preceding the date of death (unless prohibited by state law) less any Mortality and Expense Risk Charge and Administrative Costs Charge or the pro-rata portion thereof, or

     (b) the premium payment made, less any partial withdrawals and surrender charges on those partial withdrawals, less any rider charges and Longevity Benefit Charges applied since the Policy Date, and any additional fees and charges that may apply.

     Generally, if you die and are also the Annuitant, we will pay an amount as proceeds to the designated Beneficiary equal to the amount set forth above in this section of the Prospectus. In addition, in the event that your spouse is the sole Beneficiary and continues the policy as the new Annuitant, the Longevity Benefit will end and the Longevity Benefit Charge will be discontinued as of the date that we receive notification of your death.

     INCOME PAYMENTS

     (a) Election of Income Payment Options

     On the Annuity Commencement Date, the Accumulation Value will be applied to provide a monthly Income Payment. We will make Income Payments under the Life Income--Guaranteed Period Payment Option or under such other option We may offer at that time where permitted by state laws. These payments are separate from and in addition to the Longevity Income Payments described below. We will require that a lump sum payment be made if your policy is reduced to an amount that would provide on the Annuity Commencement Date, Income Payments of less than $20 per month, or an amount that is insufficient to cover the annual Policy Service Charge, the Mortality and Expense Risk and Administrative Costs Charge, the Longevity Benefit Charge and other applicable optional rider charges. If the Life Income Payment Option is not chosen, you may change the Income Payment option or request any other method of payment We agree to at any time before the Annuity Commencement Date. However, once payments begin, you may not change the option. If the Life Income--Guaranteed Period Payment Option is chosen, We may require proof of birth date before Income Payments begin. For Income Payment options involving life income, the actual age of the Annuitant will affect the amount of each payment. Since payments based on older Annuitants are expected to be fewer in number, the amount of each Income Payment should be greater. We will make payments under the Life Income--Guaranteed Period Payment option in the same specified amount and over the life of the Annuitant with a guarantee of 10 years of payments, even if the Annuitant dies sooner. If you select an Income Payment Option with a 10 year guarantee, your payments will be less than those you would receive under an Option without the guarantee. NYLIAC does not currently offer variable Income Payment options.

     Under Income Payment options involving life income, the payee may not receive Income Payments equal to the premium payment made under the policy if the Annuitant dies before the actuarially predicted date of death. We base Income Payment options involving life income on annuity tables that vary on the basis of gender, unless the policy was issued under an employer sponsored plan or in a state which requires unisex rates.

     (b) Proof of Survivorship

     We may require satisfactory proof of survival, from time to time before We pay any Income Payments or other benefits. We will request the proof at least 30 days prior to the next scheduled payment date.

     LONGEVITY INCOME PAYMENTS

     On the Longevity Commencement Date, We will start to make Longevity Income Payments to you or the Payee(s) designated by you, if the policy is in force and the Annuitant is living on the Longevity Commencement Date, and the premium payment has been made. Longevity Income Payments will be made monthly in the amount shown on the Policy Data Page separate from and in addition to the Income Payments described above. Once started, Longevity Income Payments will continue as long as the Annuitant is living. Income Payments, on the other hand, continue for a period of 10 years from the Annuity Commencement Date under the Life Income--Guaranteed Period Payment Option, even if the Annuitant dies prior to the end of the guaranteed period. The amount of the Longevity Income Payments is determined on the Policy Date and is not dependent on the performance of the underlying Investment Divisions. The amount of the Income Payments is determined on the Annuity Commencement Date and is dependent on the performance of the underlying Investment Divisions since the policy's Accumulation Value is applied to provide the Income Payment. Longevity Income Payments are based on, among other things, the amount of the premium payment and the age of the Annuitant stated on the policy application.

     The Longevity Income Payment will not be payable to you or may be reduced under the circumstances set forth below.

     No Longevity Income Payments will be payable to you if you choose an Income Payment option other than the Life Income--Guaranteed Period Payment Option prior to the Longevity Commencement Date, you surrender the policy for its Accumulation Value prior to the Longevity Commencement Date, or your spouse continues the policy as the new Annuitant upon your death. In the event that the Annuity Commencement Date occurs prior to the Longevity Commencement Date, you may receive reduced Longevity Income

Payments if the Income Payments are received under the Life Income -- Guarantee Period Payment Option. The Longevity Income Payments would be reduced according to the following formula:

     a X (b/c), where

     (a) equals the Longevity Income Payment set forth on the Policy Data Page;

     (b) equals the Policy Year quarters in which a Longevity Benefit Charge was assessed; and

     (c) equals Policy Year quarters that Longevity Benefit Charges would have been assessed had the Annuity Commencement Date not been changed.

     Any Longevity Income Payments reduced in the manner set forth above would begin on the Longevity Commencement Date shown on the Policy Data Page, provided that the Annuitant is living on such date.

     We have set forth an example of how the Longevity Income Payment would be reduced. We have assumed the following:

     (1) The Longevity Income Payment set forth on the Policy Data Page is $900

     (2) The Longevity Benefit Charge was assessed for 40 policy quarters (10 years)

     (3) The Longevity Benefit Charge would have been assessed for 120 policy quarters (30 years) if the Annuity Commencement Date did not occur prior to the Longevity Commencement Date

     (4) as noted above, the reduced Longevity Income Payments would be equal to a X (b/c), where a=$900, b=40 and c=120
         $900 X (40/120)
         $900 X (.33)
         = $300

     Therefore, in this example, you would receive reduced Longevity Income Payments of $300 per month.

     DELAY OF PAYMENTS

     We will pay any amounts due from the Separate Account under the policy within seven days of the date NYLIAC receives all documents (including documents necessary to comply with federal and state tax law) in connection with a request.

     Situations where payment may be delayed:

     1. We may delay payment of any amounts due from the Separate Account under the policy and transfers among Investment Divisions from the Separate Account to the Fixed Account during any period that:

      (a) The New York Stock Exchange ("NYSE") is closed for other than usual weekends or holidays, trading is restricted by the Securities and Exchange Commission ("SEC"); or the SEC declares that an emergency exists;

      (b) The SEC, by order, permits Us to delay payment in order to protect Our policyowners; or

      (c) The check used to pay the premium has not cleared through the banking system. This may take up to 15 days.

     2. We may delay payment of any amount due from the Fixed Account and/or the DCA Advantage Plan Account. When permitted by law, We may defer payment of any partial withdrawal or full surrender request for up to six months from the date of surrender from the Fixed Account and/or DCA Advantage Plan Account. We will pay interest of at least 3.5% per year on any partial withdrawal or full surrender request deferred for 30 days or more.

     3. Federal laws made to combat terrorism and prevent money laundering by criminals might, in certain circumstances, require Us to reject a premium payment and/or "freeze" a policy. If these laws apply in a particular policy(ies), We would not be allowed to pay any request for transfers, partial withdrawals, surrenders or death benefits. If a policy or an account is frozen, the Accumulation Value would be moved to a special segregated interest-bearing account and held in that account until instructions are received from the appropriate federal regulator.

     DESIGNATION OF BENEFICIARY

     You may select one or more Beneficiaries and name them in the application. Thereafter, before the Annuity Commencement Date and while the Annuitant is living, you may change the Beneficiary by written notice to NYLIAC. If before the Annuity Commencement Date, the Annuitant dies before you and no Beneficiary for the proceeds or for a stated share of the proceeds survives, the right to the proceeds or shares of the proceeds passes to you. If you are the Annuitant, the proceeds pass to your estate. However, if the policyowner who is not the Annuitant dies before the Annuity Commencement Date, and no Beneficiary for the proceeds or for a stated share of the proceeds survives, the right to the proceeds or shares of the proceeds passes to the policyowner's estate. The proceeds noted in this section that may be payable to one or more Beneficiaries do not include Longevity Income Payments, which end when the Annuitant dies.

     RESTRICTIONS UNDER CODE SECTION 403(B)(11)

     With respect to 403(b) TSAs, distributions attributable to salary reduction contributions made in years beginning after December 31, 1988 (including the earnings on these contributions), as well as to earnings in such years on salary reduction accumulations held as of the end of the last year beginning before January 1, 1989, may not begin before the employee attains age 59 1/2, has a severance from employment, dies or becomes disabled. The plan may also provide for distribution in the case of hardship. However, hardship distributions are limited to amounts contributed by salary reduction. The earnings on such amounts may not be withdrawn. Even though a distribution may be permitted under these rules (e.g. for hardship or severance from employment), it may still be subject to a 10% additional income tax as a premature distribution.

     Under the terms of your plan, you may have the option to invest in other 403(b) funding vehicles, including 403(b)(7) custodial accounts. You should consult your plan document to make this determination.

                               THE FIXED ACCOUNT

     The Fixed Account is supported by the assets in NYLIAC's general account, which includes all of NYLIAC's assets except those assets specifically allocated to NYLIAC's separate accounts. NYLIAC has sole discretion to invest the assets of the Fixed Account subject to applicable law. The Fixed Account is not registered under the federal securities laws and is generally not subject to their provisions. Therefore, generally you do not have the benefits and protections of these statutes for amounts allocated to the Fixed Account or the DCA Advantage Account. Furthermore, the staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Fixed Account. These disclosures regarding the Fixed Account may be subject to certain applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

     (a) Interest Crediting

     NYLIAC guarantees that it will credit interest at an annual effective rate of at least the minimum guaranteed interest rate stated on the Policy Data Page of your policy to amounts allocated to the Fixed Account under the policies. We credit interest on a daily basis. NYLIAC may, at its sole discretion, credit a higher rate or rates of interest to amounts allocated to the Fixed Account. Interest rates will be set on the anniversary of the premium payment. The portion of the premium payment allocated to the Fixed Account, any Credit thereon plus prior interest earned on such amounts, will receive their applicable interest rate for one-year periods from the anniversary on which the allocation was made.

     (b) Transfers to the Investment Divisions

     You may transfer monies allocated from the Fixed Account to the Investment Divisions up to 30 days prior to the Annuity Commencement Date subject to the following conditions:

     1. The maximum amount you are allowed to transfer from the Fixed Account to the Investment Divisions during any Policy Year is 20% of the Fixed Accumulation Value at the beginning of the Policy Year.

     2. The minimum amount that you may transfer from the Fixed Account to the Investment Divisions is the lesser of (i) $500 or (ii) 20% of the Fixed Accumulation value at the beginning of the Policy Year. Additionally, the remaining values in the Fixed Account must be at least $500. If, after a contemplated transfer, the remaining values in the Fixed Account would be less than $500, that amount will be included in the transfer, unless NYLIAC in its discretion determines otherwise.

     Any portion of the premium payment transferred from the Fixed Account to the Investment Divisions is subject to a Mortality and Expense Risk and Administrative Costs Charge.

     We determine amounts transferred from the Fixed Account on a first-in, first-out (FIFO) basis, for purposes of determining the rate at which We credit interest on monies remaining in the Fixed Account.

     You must make transfer requests in writing on a form approved by NYLIAC or by telephone in accordance with established procedures or through Our Virtual Service Center. All written requests for service must be mailed to the address listed in Question 17 of this Prospectus. Facsimile requests will not be accepted or processed. YOU MAY NOT MAKE TRANSFERS INTO THE FIXED ACCOUNT.

     We will deduct partial withdrawals and apply any surrender charges to the Fixed Account on a FIFO basis (i.e., from any value in the Fixed Account attributable to premium payments in the same order in which you allocated such payments to the Fixed Account during the life of the policy).

                           THE DCA ADVANTAGE ACCOUNT

     Like the Fixed Account, the DCA Advantage Account is also supported by the assets in NYLIAC's general account. The DCA Advantage Account is not registered under the federal securities laws. The information contained in the first paragraph under "THE FIXED ACCOUNT" equally applies to the DCA Advantage Account.

     NYLIAC will set interest rates in advance for each date on which We may receive the premium payment to the DCA Advantage Account. We will never declare less than the minimum guaranteed interest rate stated on the Policy Data Page. Premium payments into the DCA Advantage Account and any Credit thereon will receive the applicable interest rate in effect on the Business Day We receive the premium payment.

     The annual effective rate that We declare is credited only to amounts remaining in the DCA Advantage Account. We credit the interest on a daily basis. Because money is periodically transferred out of the DCA Advantage Account, amounts in the DCA Advantage Account will not achieve the declared annual effective rate.

                              FEDERAL TAX MATTERS

     INTRODUCTION

     THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. AS OF THE DATE OF THIS PROSPECTUS, WE ISSUE ONLY NON-QUALIFIED POLICIES. THE FOLLOWING DISCUSSION DOES NOT APPLY TO THE EXTENT THAT IT RELATES TO QUALIFIED POLICIES. The Qualified Policies are designed for use by individuals in retirement plans which are intended to qualify as plans qualified for special income tax treatment under Sections 219, 403, 408 or 408A of the Code. The ultimate effect of federal income taxes on the Accumulation Value, on Income Payments and on the economic benefit to you, the Annuitant or the Beneficiary depends on the type of retirement plan for which the Qualified Policy is purchased, on the tax and employment status of the individual concerned and on NYLIAC's tax status. The following discussion assumes that Qualified Policies are used in retirement plans that qualify for the special federal income tax treatment described above. This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under a policy. Any person concerned about these tax implications should consult a tax adviser before making a premium payment. This discussion is based upon NYLIAC's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. We cannot predict the likelihood of continuation of the present federal income tax laws or of the current interpretations by the Internal Revenue Service, which may change from time to time without notice. Any such change could have retroactive effects regardless of the date of enactment. Moreover, this discussion does not take into consideration any applicable state or other tax laws except with respect to the imposition of any state premium taxes. We suggest you consult with your tax adviser.

     TAXATION OF ANNUITIES IN GENERAL

     The following discussion assumes that the policies will qualify as annuity contracts for federal income tax purposes. The Statement of Additional Information discusses such qualifications.

     Section 72 of the Code governs taxation of annuities in general. NYLIAC believes that an annuity policyowner generally is not taxed on increases in the value of a policy until distribution occurs either in the form of a lump sum received by withdrawing all or part of the Accumulation Value (i.e., surrenders or partial withdrawals) or as Income Payments under the Income Payment option elected. The exception to this rule is that generally, a policyowner of any deferred annuity policy who is not a natural person must include in income any increase in the excess of the policyowner's Accumulation Value over the policyowner's investment in the contract during the taxable year. However, there are some exceptions to this exception. You may wish to discuss these with your tax counsel. The taxable portion of a distribution (in the form of an annuity or lump sum payment) is generally taxed as ordinary income. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Accumulation Value generally will be treated as a distribution.

     In the case of a withdrawal or surrender distributed to a participant or Beneficiary under a Qualified Policy, a ratable portion of the amount received is taxable, generally based on the ratio of the investment in the contract to the total policy value. The "investment in the contract" generally equals the portion, if any, of any premium payments paid by or on behalf of an individual under a policy which is not excluded from the individual's gross income. For policies issued in connection with qualified plans, the "investment in the contract" can be zero. The law requires the use of special simplified methods to determine the taxable amount of payments that are based in whole or in part on the Annuitant's life and that are paid from TSAs.

     Generally, in the case of a withdrawal under a Non-Qualified Policy before the Annuity Commencement Date, amounts received are first treated as taxable income to the extent that the Accumulation Value immediately before the withdrawal exceeds the "investment in the contract" at that time. Any additional amount withdrawn is not taxable. On the other hand, upon a full surrender of a Non-Qualified Policy, if the "investment in the contract" exceeds the Accumulation Value (less any surrender charges), the loss is treated as an ordinary loss for federal income tax purposes. However, limitations may apply to the amount of the loss that may be deductible. The IRS has not issued any official guidance as to the manner in which a loss on the surrender of an annuity policy may be reported for income tax purposes, including whether it must be treated as a miscellaneous itemized deduction.

     In the case of Longevity Income Payments received before the Annuity Commencement Date, generally it is the IRS's view that such payments are first treated as taxable income to the extent that the Accumulation Value immediately before the payment exceeds the investment in the contract at that time. Any additional Longevity Income Payments received before the Annuity Commencement Date are not taxable to the extent of the remaining investment in the contract. Once the investment in the contract has been fully recovered, any additional payments under the annuity contract will be fully taxable.

     Although the tax consequences may vary depending on the Income Payment option elected under the policy, in general, only the portion of the Income Payment that represents the amount by which the Accumulation Value exceeds the "investment in the contract" will be taxed. After the investment in the Policy is recovered, the full amount of any additional Income Payments is taxable. For fixed Income Payments, in general, there is no tax on the portion of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the Income Payments for the term of the payments. However, the remainder of each Income Payment is taxable until the recovery of the investment in the contract, and thereafter the full amount of each annuity payment is taxable. If death occurs before full recovery of the investment in the contract, the unrecovered amount may be deducted on the annuitant's final tax return.

     In the case of a distribution, a penalty tax equal to 10% of the amount treated as taxable income may be imposed. The penalty tax is not imposed in certain circumstances, including, generally, distributions: (1) made on or after the date on which the taxpayer attains age 59 1/2, (2) made as a result of the policyowner's or Annuitant's death or disability, (3) which are part of a series of substantially equal periodic payments (at least annually) made for the life (or life expectancy) of the policyowner or the joint lives (or joint life expectancies) of the policyowner and his or her designated beneficiary, or (4) received from an Inherited IRA. Other tax penalties may apply to certain distributions pursuant to a Qualified Policy.

     All non-qualified, deferred annuity contracts issued by NYLIAC (or its affiliates) to the same policyowner during any calendar year are to be treated as one annuity contract for purposes of determining the amount includible in an individual's gross income. In addition, there may be other situations in which the Treasury Department may conclude (under its authority to issue regulations) that it would be appropriate to aggregate two or more annuity contracts purchased by the same policyowner. Accordingly, a policyowner should consult a tax adviser before purchasing more than one policy or other annuity contract.

     A transfer of ownership of a policy, or designation of an Annuitant or other Beneficiary who is not also the policyowner, may result in certain income or gift tax consequences to the policyowner. A policyowner contemplating any transfer or assignment of a policy should contact a tax adviser with respect to the potential tax effects of such a transaction.

     QUALIFIED POLICIES

     Qualified Policies (when available) are designed for use with retirement plans that qualify for special federal income tax treatment under Sections 219, 403(b), 408, and 408A of the Code. The tax rules applicable to participants and beneficiaries in these plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions (including special rules for certain lump sum distributions to individuals who attained the age of 50 by January 1, 1986). Adverse tax consequences may result from contributions in excess of specified limits, distributions prior to age 59 1/2 (subject to certain exceptions), distributions that do not conform to specified minimum distribution rules and in certain other circumstances. Therefore, this discussion only provides general information about the use of Qualified Policies with the plans described below. Policyowners and participants under these plans, as well as Annuitants and Beneficiaries are cautioned that the rights of any person to any benefits under the plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the policy issued in connection with the plan. Purchasers of Qualified Policies should seek legal and tax advice regarding the suitability of the policy.

          (a) 403(b) Plans. Under Section 403(b) of the Code, payments made by public school systems and certain tax exempt organizations to purchase annuity policies for their employees are excludible from the gross income of the employee, subject to certain limitations. However, such payments may be subject to FICA (Social Security) taxes.

          (b) Individual Retirement Annuities. Sections 219 and 408 of the Code permit individuals or their employers to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA", including an employer-sponsored Simplified Employee Pension or "SEP". Individual Retirement Annuities are subject to limitations on the amount which may be contributed and deducted and the time when distributions may commence. In addition, distributions from certain other types of qualified plans may be placed into IRAs on a tax-deferred basis.

          (c) Roth Individual Retirement Annuities. Section 408A of the Code permits individuals with incomes below a certain level to contribute to an individual retirement program known as a "Roth Individual Retirement Annuity" or "Roth IRA." Roth IRAs are subject to limitations on the amount that may be contributed. Contributions to Roth IRAs are not deductible, but distributions from Roth IRAs that meet certain requirements are not included in gross income. Certain individuals are eligible to convert their existing non-Roth IRAs into Roth IRAs. They will be subject to income tax at the time of conversion.

          (d) Inherited IRAs. This policy may also be issued as an Inherited IRA if, after the death of the owner of an IRA, the named Beneficiary (other than the IRA owner's spouse) directs that the IRA death proceeds be transferred to a new policy issued as an Inherited IRA. The named Beneficiary of the original IRA policy will become the Annuitant under the Inherited IRA and may generally exercise all rights under the Inherited IRA policy, including the right to name his or her own Beneficiary in the event of death.

          Special tax rules apply to an Inherited IRA. The tax law does not permit additional premiums to be contributed to an Inherited IRA policy. Also, in order to avoid certain income tax penalties, a Required Minimum Distribution (RMD) must be withdrawn each year from an Inherited IRA policy. The first RMD must be taken on or before December 31 of the calendar year following the year of the original IRA owner's death. The tax penalty equals 50% of the excess of the RMD amount over the amounts, if any, actually withdrawn from the Inherited IRA during the calendar year.

          (e) Simple IRAs. SIMPLE IRAs permit certain small employers to establish SIMPLE IRA plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $10,000 for 2006 (and thereafter, adjusted for cost-of-living increases in accordance with the Code). Employees who attain age 50 or over by the end of the calendar year may also elect to make an additional catch-up contribution of $2,500 for 2006 (and thereafter adjusted for cost-of-living increases in accordance with the Code). The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the SIMPLE IRA plan. All references in this Prospectus to the 10% penalty tax should be read to include this limited 25% penalty tax if your Qualified Policy is used as a SIMPLE IRA.

     The Qualified Policies are subject to the required minimum distribution ("RMD") rules under Code section 401(a)(9) and the regulations issued thereunder. Under these rules, generally, distributions under your Qualified Policy must begin no later than the beginning date required by the Internal Revenue Service ("IRS"). The beginning date is determined by the type of Qualified Policy that you own. For each calendar year that an RMD is not timely made, a 50% excise tax is imposed on the amount that should have been distributed, but was not.

     Unless the distributions are made in the form of an annuity that complies with Code section 401(a)(9) and the regulations issued thereunder, the minimum amount required to be distributed for each calendar year is generally determined by dividing the value of the Qualified Policy as of the end of the prior calendar year by the applicable distribution period (determined under IRS tables).

     Beginning in 2006, regulations under Code section 401(a)(9) provide a new method for calculating the amount of RMDs from Qualified Policies. Under these regulations, during the accumulation phase of the Qualified Policy, the actuarial present value of certain additional benefits provided under the policy (such as guaranteed death benefits) must be taken into account in calculating the value of the Qualified Policy for purposes of determining the annual RMD for the Qualified Policy. As a result, under these regulations, it is possible that, after taking account of the value of such benefits, there may not be sufficient Accumulation Value to satisfy the applicable RMD requirement. This generally will depend on the investment performance of your policy. You may need to satisfy such RMD from other tax-qualified plans that you own. You should consult with your tax advisor regarding these requirements and the implications of purchasing any riders or other benefits in connection with your Qualified Policy.

     TAXATION OF DEATH BENEFITS

     The tax treatment of amounts distributed from your policy upon the death of the policyowner or Annuitant depends on whether the policyowner or Annuitant dies before or after the Annuity Commencement Date. If death occurs prior to the Annuity Commencement Date, and the Beneficiary receives payments under an annuity payout option, the benefits are generally taxed in the manner described above for annuity payouts. If the benefits are received in a lump sum, they are taxed to the extent they exceed the remaining investment in the policy. If death occurs after the Annuity Commencement Date, amounts received by the Beneficiary are not taxed until they exceed the remaining investment in the policy.

                   DISTRIBUTION AND COMPENSATION ARRANGEMENTS

     NYLIFE Distributors LLC (NYLIFE Distributors), the underwriter and distributor of the policies, is registered with the SEC and the NASD as a Broker-Dealer. The firm is an indirect wholly-owned subsidiary of New York Life, and an affiliate of NYLIAC. Its principal business address is 169 Lackawanna Avenue, Parsippany, New Jersey 07054.

     The policies are sold by Registered Representatives of NYLIFE Securities, Inc. ("NYLIFE Securities"), a Broker-Dealer that is an affiliate of NYLIFE Distributors. Your Registered Representative is also a licensed insurance agent with New York Life. He or she is qualified to offer many forms of life insurance, annuities, and other investment products. In certain circumstances, NYLIFE Securities Registered Representatives can sell both products manufactured and issued by New York Life or its affiliates and products provided by other companies.

     Your Registered Representative will receive compensation for selling you this policy or any other investment product. The amount of compensation received by your Registered Representative will vary depending on the policy that he or she sells and on sales production goals.

     The maximum commission paid to Broker-Dealers who have entered into dealer agreements with NYLIFE Distributors is typically 6.25% of the premium payment received under the policy.

     New York Life also has other compensation programs where Registered Representatives, managers, and employees involved in the sales process receive additional compensation related to the sale of products manufactured and issued by New York Life or its affiliates. NYLIFE Securities Registered Representatives who are members of the General Office management team receive compensation based on a number of incentive programs designed to compensate for education, supervision, training, and recruiting of agents, and sales.

     NYLIFE Securities Registered Representatives can qualify to attend New York Life-sponsored educational, training, and development conferences based on the sales they make of life insurance, annuities, and investment products during a particular twelve-month period. In addition, New York Life sponsors recognition programs, qualification for which depends on the sale of products manufactured and issued by New York Life or its affiliates.

                                 VOTING RIGHTS

     The Funds are not required to and typically do not hold routine annual stockholder meetings. Special stockholder meetings will be called when necessary. To the extent required by law, NYLIAC will vote the Eligible Portfolio shares held in the Investment Divisions at special stockholder meetings of the Funds in accordance with instructions We receive from persons having voting interests in the corresponding Investment Divisions. If, however, the federal securities laws are amended, or if NYLIAC's present interpretation should change, and as a result, NYLIAC determines that it is allowed to vote the Eligible Portfolio shares in its own right, We may elect to do so.

     Prior to the Annuity Commencement Date, you hold a voting interest in each Investment Division to which you have money allocated. We will determine the number of votes which are available to you by dividing the Accumulation Value attributable to an Investment Division by the net asset value per share of the applicable Eligible Portfolios. We will calculate the number of votes which are available to you separately for each Investment Division. We will determine that number by applying your percentage interest, if any, in a particular Investment Division to the total number of votes attributable to the Investment Division.

     We will determine the number of votes of the Eligible Portfolio which are available as of the date established by the Portfolio of the relevant Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the relevant Fund.

     If We do not receive timely instructions, We will vote those shares in proportion to the voting instructions which are received with respect to all policies participating in that Investment Division. We will apply voting instructions to abstain on any item to be voted upon on a pro rata basis to reduce the votes eligible to be cast. Each person having a voting interest in an Investment Division will receive proxy material, reports and other materials relating to the appropriate Eligible Portfolio.

                           TABLE OF CONTENTS FOR THE
                  STATEMENT OF ADDITIONAL INFORMATION ("SAI")

     The SAI contains more details concerning the subjects discussed in this Prospectus. The following is the Table of Contents for the SAI:

                                                              PAGE
                                                              ----
THE POLICIES................................................    2
  Valuation of Accumulation Units...........................    2
ANNUITY PAYMENTS............................................    2
GENERAL MATTERS.............................................    2
FEDERAL TAX MATTERS.........................................    3
  Taxation of New York Life Insurance and Annuity
     Corporation............................................    3
  Tax Status of the Policies................................    3
SAFEKEEPING OF SEPARATE ACCOUNT ASSETS......................    4
STATE REGULATION............................................    4
RECORDS AND REPORTS.........................................    4
LEGAL PROCEEDINGS...........................................    5
FINANCIAL STATEMENTS........................................    5
OTHER INFORMATION...........................................    5
NYLIAC AND SEPARATE ACCOUNT FINANCIAL STATEMENTS............  F-1

 How to obtain a LifeStages(R) Longevity Benefit Variable Annuity Statement of
                            Additional Information.

               Call (800) 598-2019 or send this request form to:

                          NYLIAC Variable Products Service Center
                          Madison Square Station
                          P.O. Box 922
                          New York, NY 10159

--------------------------------------------------------------------------------

  Please send me a LifeStages(R) Longevity Benefit Variable Annuity Statement
               of Additional Information dated October 20, 2006:

--------------------------------------------------------------------------------
Name

--------------------------------------------------------------------------------
Address

--------------------------------------------------------------------------------
City                            State                            Zip

                                   APPENDIX 1

                       PROSPECTUS DATED OCTOBER 20, 2006

     In the states of Alabama, Illinois, Kentucky, Maryland, Massachusetts, Minnesota, New Jersey, New York, Oregon, Pennsylvania, South Carolina, Utah and Washington, the percentages applied to calculate the maximum surrender charge under this policy are modified as set forth below. This Appendix modifies the October 20, 2006 Prospectus for the policy to describe the modified surrender charges under the policy that are required in certain states.

POLICY YEAR                                                   SURRENDER CHARGE
-----------                                                   ----------------
 1..........................................................         8%
 2..........................................................         8%
 3..........................................................         7%
 4..........................................................         6%
 5..........................................................         5%
 6..........................................................         4%
 7..........................................................         3%
 8..........................................................         2%
 9..........................................................         1%
10..........................................................         1%
11+.........................................................         0%

     Also, as a result of lower surrender charges, the "Expenses if you surrender your policy" in the Examples beginning on Page 10 are modified as follows:

     You would pay the following expenses on a $10,000 allocation to one of the Investment Divisions listed, assuming a 5% annual return on assets.

                                      EXPENSES IF YOU SURRENDER YOUR POLICY
-------------------------------------------------------------------------------
      INVESTMENT DIVISION           1 YR        3 YR        5 YR        10 YR
-------------------------------------------------------------------------------
MAINSTAY VP BALANCED--SERVICE CLASS
without any Riders..............  $1,105.48   $1,797.40   $2,408.49   $4,083.88
with EBB Rider..................  $1,133.69   $1,880.11   $2,544.48   $4,343.27
with ADBR Rider.................  $1,133.32   $1,879.05   $2,542.75   $4,339.98
with All Riders.................  $1,161.53   $1,961.75   $2,678.73   $4,599.38
-------------------------------------------------------------------------------
MAINSTAY VP BASIC VALUE--SERVICE CLASS
without any Riders..............  $1,096.93   $1,772.23   $2,366.92   $4,003.67
with EBB Rider..................  $1,125.16   $1,855.16   $2,503.55   $4,265.67
with ADBR Rider.................  $1,124.77   $1,854.02   $2,501.67   $4,262.10
with All Riders.................  $1,153.00   $1,936.94   $2,638.30   $4,524.09
-------------------------------------------------------------------------------
MAINSTAY VP BOND--SERVICE CLASS
without any Riders..............  $1,058.91   $1,659.72   $2,180.16   $3,638.17
with EBB Rider..................  $1,087.26   $1,743.68   $2,319.69   $3,912.04
with ADBR Rider.................  $1,086.75   $1,742.20   $2,317.22   $3,907.24
with All Riders.................  $1,115.10   $1,826.17   $2,456.77   $4,181.12
-------------------------------------------------------------------------------
MAINSTAY VP CAPITAL APPRECIATION--SERVICE CLASS
without any Riders..............  $1,068.42   $1,687.93   $2,227.14   $3,730.92
with EBB Rider..................  $1,096.73   $1,771.64   $2,365.95   $4,001.80
with ADBR Rider.................  $1,096.26   $1,770.24   $2,363.63   $3,997.30
with All Riders.................  $1,124.57   $1,853.95   $2,502.44   $4,268.17
-------------------------------------------------------------------------------
MAINSTAY VP CASH MANAGEMENT
without any Riders..............  $1,035.15   $1,588.92   $2,061.79   $3,402.14
with EBB Rider..................  $1,063.56   $1,673.53   $2,203.18   $3,683.70
with ADBR Rider.................  $1,062.99   $1,671.82   $2,200.32   $3,678.05
with All Riders.................  $1,091.40   $1,756.44   $2,341.72   $3,959.62
-------------------------------------------------------------------------------
MAINSTAY VP COMMON STOCK--SERVICE CLASS
without any Riders..............  $1,058.91   $1,659.72   $2,180.16   $3,638.17
with EBB Rider..................  $1,087.26   $1,743.68   $2,319.69   $3,912.04
with ADBR Rider.................  $1,086.75   $1,742.20   $2,317.22   $3,907.24
with All Riders.................  $1,115.10   $1,826.17   $2,456.77   $4,181.12
-------------------------------------------------------------------------------
MAINSTAY VP CONSERVATIVE ALLOCATION--SERVICE CLASS
without any Riders..............  $1,107.38   $1,802.99   $2,417.71   $4,101.61
with EBB Rider..................  $1,135.58   $1,885.65   $2,553.57   $4,360.45
with ADBR Rider.................  $1,135.22   $1,884.60   $2,551.84   $4,357.19
with All Riders.................  $1,163.42   $1,967.24   $2,687.68   $4,616.00
-------------------------------------------------------------------------------
MAINSTAY VP CONVERTIBLE--SERVICE CLASS
without any Riders..............  $1,070.32   $1,693.57   $2,236.52   $3,749.37
with EBB Rider..................  $1,098.63   $1,777.23   $2,375.19   $4,019.64
with ADBR Rider.................  $1,098.16   $1,775.84   $2,372.90   $4,015.22
with All Riders.................  $1,126.47   $1,859.50   $2,511.56   $4,285.50
-------------------------------------------------------------------------------
MAINSTAY VP DEVELOPING GROWTH--SERVICE CLASS
without any Riders..............  $1,107.38   $1,802.99   $2,417.71   $4,101.61
with EBB Rider..................  $1,135.58   $1,885.65   $2,553.57   $4,360.45
with ADBR Rider.................  $1,135.22   $1,884.60   $2,551.84   $4,357.19
with All Riders.................  $1,163.42   $1,967.24   $2,687.68   $4,616.00
-------------------------------------------------------------------------------

                                      EXPENSES IF YOU SURRENDER YOUR POLICY
-------------------------------------------------------------------------------
      INVESTMENT DIVISION           1 YR        3 YR        5 YR        10 YR
-------------------------------------------------------------------------------
MAINSTAY VP FLOATING RATE--SERVICE CLASS
without any Riders..............  $1,090.28   $1,752.60   $2,334.46   $3,940.75
with EBB Rider..................  $1,118.53   $1,835.71   $2,471.60   $4,204.81
with ADBR Rider.................  $1,118.12   $1,834.50   $2,469.61   $4,201.03
with All Riders.................  $1,146.37   $1,917.62   $2,606.76   $4,465.08
-------------------------------------------------------------------------------
MAINSTAY VP GOVERNMENT--SERVICE CLASS
without any Riders..............  $1,064.62   $1,676.66   $2,208.37   $3,693.94
with EBB Rider..................  $1,092.94   $1,760.46   $2,347.47   $3,966.01
with ADBR Rider.................  $1,092.46   $1,759.03   $2,345.10   $3,961.40
with All Riders.................  $1,120.78   $1,842.84   $2,484.19   $4,233.46
-------------------------------------------------------------------------------
MAINSTAY VP GROWTH ALLOCATION--SERVICE CLASS
without any Riders..............  $1,145.40   $1,914.31   $2,600.46   $4,448.76
with EBB Rider..................  $1,173.49   $1,995.94   $2,733.45   $4,696.25
with ADBR Rider.................  $1,173.24   $1,995.23   $2,732.30   $4,694.12
with All Riders.................  $1,201.33   $2,076.85   $2,865.29   $4,941.61
-------------------------------------------------------------------------------
MAINSTAY VP HIGH YIELD CORPORATE BOND--SERVICE CLASS
without any Riders..............  $1,063.66   $1,673.83   $2,203.67   $3,684.66
with EBB Rider..................  $1,091.99   $1,757.67   $2,342.84   $3,957.03
with ADBR Rider.................  $1,091.50   $1,756.21   $2,340.44   $3,952.38
with All Riders.................  $1,119.83   $1,840.06   $2,479.63   $4,224.76
-------------------------------------------------------------------------------
MAINSTAY VP INCOME & GROWTH--SERVICE CLASS
without any Riders..............  $1,090.28   $1,752.60   $2,334.46   $3,940.75
with EBB Rider..................  $1,118.53   $1,835.71   $2,471.60   $4,204.81
with ADBR Rider.................  $1,118.12   $1,834.50   $2,469.61   $4,201.03
with All Riders.................  $1,146.37   $1,917.62   $2,606.76   $4,465.08
-------------------------------------------------------------------------------
MAINSTAY VP INTERNATIONAL EQUITY--SERVICE CLASS
without any Riders..............  $1,097.88   $1,775.02   $2,371.54   $4,012.61
with EBB Rider..................  $1,126.11   $1,857.93   $2,508.11   $4,274.33
with ADBR Rider.................  $1,125.72   $1,856.80   $2,506.25   $4,270.78
with All Riders.................  $1,153.95   $1,939.71   $2,642.80   $4,532.50
-------------------------------------------------------------------------------
MAINSTAY VP LARGE CAP GROWTH--SERVICE CLASS
without any Riders..............  $1,086.47   $1,741.37   $2,315.87   $3,904.61
with EBB Rider..................  $1,114.74   $1,824.59   $2,453.29   $4,169.83
with ADBR Rider.................  $1,114.31   $1,823.35   $2,451.26   $4,165.93
with All Riders.................  $1,142.58   $1,906.57   $2,588.69   $4,431.17
-------------------------------------------------------------------------------
MAINSTAY VP MID CAP CORE--SERVICE CLASS
without any Riders..............  $1,099.78   $1,780.62   $2,380.80   $4,030.49
with EBB Rider..................  $1,128.00   $1,863.48   $2,517.21   $4,291.62
with ADBR Rider.................  $1,127.62   $1,862.36   $2,515.37   $4,288.12
with All Riders.................  $1,155.84   $1,945.22   $2,651.80   $4,549.27
-------------------------------------------------------------------------------
MAINSTAY VP MID CAP GROWTH--SERVICE CLASS
without any Riders..............  $1,088.37   $1,746.98   $2,325.17   $3,922.70
with EBB Rider..................  $1,116.63   $1,830.15   $2,462.45   $4,187.32
with ADBR Rider.................  $1,116.21   $1,828.93   $2,460.44   $4,183.49
with All Riders.................  $1,144.47   $1,912.09   $2,597.72   $4,448.12
-------------------------------------------------------------------------------
MAINSTAY VP MID CAP VALUE--SERVICE CLASS
without any Riders..............  $1,082.67   $1,730.14   $2,297.25   $3,868.33
with EBB Rider..................  $1,110.94   $1,813.46   $2,434.98   $4,134.73
with ADBR Rider.................  $1,110.51   $1,812.18   $2,432.86   $4,130.69
with All Riders.................  $1,138.78   $1,895.51   $2,570.59   $4,397.12
-------------------------------------------------------------------------------

                                      EXPENSES IF YOU SURRENDER YOUR POLICY
-------------------------------------------------------------------------------
      INVESTMENT DIVISION           1 YR        3 YR        5 YR        10 YR
-------------------------------------------------------------------------------
MAINSTAY VP MODERATE ALLOCATION--SERVICE CLASS
without any Riders..............  $1,100.74   $1,783.42   $2,385.42   $4,039.40
with EBB Rider..................  $1,128.95   $1,866.25   $2,521.76   $4,300.25
with ADBR Rider.................  $1,128.58   $1,865.15   $2,519.95   $4,296.80
with All Riders.................  $1,156.79   $1,947.97   $2,656.28   $4,557.64
-------------------------------------------------------------------------------
MAINSTAY VP MODERATE GROWTH ALLOCATION--SERVICE CLASS
without any Riders..............  $1,109.29   $1,808.59   $2,426.93   $4,119.31
with EBB Rider..................  $1,137.48   $1,891.18   $2,562.62   $4,377.53
with ADBR Rider.................  $1,137.13   $1,890.15   $2,560.94   $4,374.35
with All Riders.................  $1,165.32   $1,972.75   $2,696.63   $4,632.59
-------------------------------------------------------------------------------
MAINSTAY VP S&P 500 INDEX--SERVICE CLASS
without any Riders..............  $1,042.75   $1,611.61   $2,099.80   $3,478.32
with EBB Rider..................  $1,071.14   $1,696.02   $2,240.61   $3,757.39
with ADBR Rider.................  $1,070.59   $1,694.38   $2,237.87   $3,752.03
with All Riders.................  $1,098.98   $1,778.80   $2,378.67   $4,031.11
-------------------------------------------------------------------------------
MAINSTAY VP SMALL CAP GROWTH--SERVICE CLASS
without any Riders..............  $1,104.54   $1,794.61   $2,403.88   $4,075.01
with EBB Rider..................  $1,132.74   $1,877.34   $2,539.94   $4,334.68
with ADBR Rider.................  $1,132.38   $1,876.27   $2,538.19   $4,331.36
with All Riders.................  $1,160.58   $1,959.00   $2,674.25   $4,591.05
-------------------------------------------------------------------------------
MAINSTAY VP TOTAL RETURN--SERVICE CLASS
without any Riders..............  $1,066.52   $1,682.29   $2,217.76   $3,712.43
with EBB Rider..................  $1,094.84   $1,766.04   $2,356.71   $3,983.91
with ADBR Rider.................  $1,094.36   $1,764.63   $2,354.37   $3,979.38
with All Riders.................  $1,122.68   $1,848.39   $2,493.31   $4,250.83
-------------------------------------------------------------------------------
MAINSTAY VP VALUE--SERVICE CLASS
without any Riders..............  $1,068.42   $1,687.93   $2,227.14   $3,730.92
with EBB Rider..................  $1,096.73   $1,771.64   $2,365.95   $4,001.80
with ADBR Rider.................  $1,096.26   $1,770.24   $2,363.63   $3,997.30
with All Riders.................  $1,124.57   $1,853.95   $2,502.44   $4,268.17
-------------------------------------------------------------------------------
ALGER AMER SMALL CAPITALIZATION--CLASS S SHARES
without any Riders..............  $1,095.98   $1,769.41   $2,362.28   $3,994.71
with EBB Rider..................  $1,124.21   $1,852.37   $2,498.97   $4,256.99
with ADBR Rider.................  $1,123.82   $1,851.22   $2,497.10   $4,253.41
with All Riders.................  $1,152.05   $1,934.19   $2,633.81   $4,515.70
-------------------------------------------------------------------------------
CALVERT SOCIAL BALANCED PORTFOLIO
without any Riders..............  $1,074.12   $1,704.83   $2,255.24   $3,786.12
with EBB Rider..................  $1,102.42   $1,788.38   $2,393.61   $4,055.21
with ADBR Rider.................  $1,101.96   $1,787.04   $2,391.39   $4,050.91
with All Riders.................  $1,130.26   $1,870.59   $2,529.75   $4,319.98
-------------------------------------------------------------------------------
COLUMBIA SMALL CAP VALUE FUND, VARIABLE SERIES--CLASS B
without any Riders..............  $1,095.98   $1,769.41   $2,362.28   $3,994.71
with EBB Rider..................  $1,124.21   $1,852.37   $2,498.97   $4,256.99
with ADBR Rider.................  $1,123.82   $1,851.22   $2,497.10   $4,253.41
with All Riders.................  $1,152.05   $1,934.19   $2,633.81   $4,515.70
-------------------------------------------------------------------------------
DREYFUS IP TECHNOLOGY GROWTH--SERVICE SHARES
without any Riders..............  $1,087.43   $1,744.18   $2,320.52   $3,913.67
with EBB Rider..................  $1,115.69   $1,827.38   $2,457.88   $4,178.59
with ADBR Rider.................  $1,115.27   $1,826.15   $2,455.85   $4,174.72
with All Riders.................  $1,143.53   $1,909.34   $2,593.21   $4,439.66
-------------------------------------------------------------------------------

                                      EXPENSES IF YOU SURRENDER YOUR POLICY
-------------------------------------------------------------------------------
      INVESTMENT DIVISION           1 YR        3 YR        5 YR        10 YR
-------------------------------------------------------------------------------
FIDELITY(R) VIP CONTRAFUND(R)--SERVICE CLASS 2
without any Riders..............  $1,073.17   $1,702.02   $2,250.56   $3,776.95
with EBB Rider..................  $1,101.47   $1,785.59   $2,389.00   $4,046.32
with ADBR Rider.................  $1,101.01   $1,784.22   $2,386.75   $4,041.99
with All Riders.................  $1,129.31   $1,867.82   $2,525.21   $4,311.37
-------------------------------------------------------------------------------
FIDELITY(R) VIP EQUITY INCOME--SERVICE CLASS 2
without any Riders..............  $1,063.66   $1,673.83   $2,203.67   $3,684.66
with EBB Rider..................  $1,091.99   $1,757.67   $2,342.84   $3,957.03
with ADBR Rider.................  $1,091.50   $1,756.21   $2,340.44   $3,952.38
with All Riders.................  $1,119.83   $1,840.06   $2,479.63   $4,224.76
-------------------------------------------------------------------------------
FIDELITY(R) VIP MID CAP--SERVICE CLASS 2
without any Riders..............  $1,076.02   $1,710.46   $2,264.60   $3,804.47
with EBB Rider..................  $1,104.32   $1,793.97   $2,402.82   $4,072.95
with ADBR Rider.................  $1,103.86   $1,792.64   $2,400.63   $4,068.71
with All Riders.................  $1,132.16   $1,876.13   $2,538.84   $4,337.19
-------------------------------------------------------------------------------
JANUS ASPEN SERIES BALANCED--SERVICE SHARES
without any Riders..............  $1,064.62   $1,676.66   $2,208.37   $3,693.94
with EBB Rider..................  $1,092.94   $1,760.46   $2,347.47   $3,966.01
with ADBR Rider.................  $1,092.46   $1,759.03   $2,345.10   $3,961.40
with All Riders.................  $1,120.78   $1,842.84   $2,484.19   $4,233.46
-------------------------------------------------------------------------------
JANUS ASPEN SERIES WORLDWIDE GROWTH--SERVICE SHARES
without any Riders..............  $1,068.42   $1,687.93   $2,227.14   $3,730.92
with EBB Rider..................  $1,096.73   $1,771.64   $2,365.95   $4,001.80
with ADBR Rider.................  $1,096.26   $1,770.24   $2,363.63   $3,997.30
with All Riders.................  $1,124.57   $1,853.95   $2,502.44   $4,268.17
-------------------------------------------------------------------------------
MFS(R) INVESTORS TRUST SERIES--SERVICE CLASS
without any Riders..............  $1,094.08   $1,763.82   $2,353.02   $3,976.76
with EBB Rider..................  $1,122.32   $1,846.82   $2,489.86   $4,239.63
with ADBR Rider.................  $1,121.92   $1,845.66   $2,487.94   $4,235.97
with All Riders.................  $1,150.16   $1,928.66   $2,624.79   $4,498.86
-------------------------------------------------------------------------------
MFS(R) RESEARCH SERIES--SERVICE CLASS
without any Riders..............  $1,098.83   $1,777.83   $2,376.18   $4,021.55
with EBB Rider..................  $1,127.06   $1,860.71   $2,512.67   $4,282.98
with ADBR Rider.................  $1,126.67   $1,859.58   $2,510.81   $4,279.45
with All Riders.................  $1,154.90   $1,942.46   $2,647.29   $4,540.89
-------------------------------------------------------------------------------
MFS(R) UTILITIES SERIES--SERVICE CLASS
without any Riders..............  $1,095.98   $1,769.41   $2,362.28   $3,994.71
with EBB Rider..................  $1,124.21   $1,852.37   $2,498.97   $4,256.99
with ADBR Rider.................  $1,123.82   $1,851.22   $2,497.10   $4,253.41
with All Riders.................  $1,152.05   $1,934.19   $2,633.81   $4,515.70
-------------------------------------------------------------------------------
NEUBERGER BERMAN AMT MID-CAP GROWTH--CLASS S
without any Riders..............  $1,098.83   $1,777.83   $2,376.18   $4,021.55
with EBB Rider..................  $1,127.06   $1,860.71   $2,512.67   $4,282.98
with ADBR Rider.................  $1,126.67   $1,859.58   $2,510.81   $4,279.45
with All Riders.................  $1,154.90   $1,942.46   $2,647.29   $4,540.89
-------------------------------------------------------------------------------

                                      EXPENSES IF YOU SURRENDER YOUR POLICY
-------------------------------------------------------------------------------
      INVESTMENT DIVISION           1 YR        3 YR        5 YR        10 YR
-------------------------------------------------------------------------------
ROYCE MICRO-CAP PORTFOLIO
without any Riders..............  $1,113.09   $1,819.76   $2,445.34   $4,154.59
with EBB Rider..................  $1,141.27   $1,902.25   $2,580.74   $4,411.66
with ADBR Rider.................  $1,140.93   $1,901.25   $2,579.10   $4,408.60
with All Riders.................  $1,169.11   $1,983.75   $2,714.52   $4,665.71
-------------------------------------------------------------------------------
ROYCE SMALL-CAP PORTFOLIO
without any Riders..............  $1,092.18   $1,758.21   $2,343.74   $3,958.79
with EBB Rider..................  $1,120.42   $1,841.27   $2,480.74   $4,222.23
with ADBR Rider.................  $1,120.02   $1,840.08   $2,478.78   $4,218.52
with All Riders.................  $1,148.26   $1,923.15   $2,615.77   $4,481.98
-------------------------------------------------------------------------------
T. ROWE PRICE EQUITY INCOME PORTFOLIO-II
without any Riders..............  $1,091.23   $1,755.41   $2,339.11   $3,949.78
with EBB Rider..................  $1,119.48   $1,838.50   $2,476.18   $4,213.54
with ADBR Rider.................  $1,119.07   $1,837.30   $2,474.20   $4,209.78
with All Riders.................  $1,147.32   $1,920.39   $2,611.27   $4,473.54
-------------------------------------------------------------------------------
VAN ECK WORLDWIDE HARD ASSETS
without any Riders..............  $1,097.88   $1,775.02   $2,371.54   $4,012.61
with EBB Rider..................  $1,126.11   $1,857.93   $2,508.11   $4,274.33
with ADBR Rider.................  $1,125.72   $1,856.80   $2,506.25   $4,270.78
with All Riders.................  $1,153.95   $1,939.71   $2,642.80   $4,532.50
-------------------------------------------------------------------------------
VAN KAMPEN UIF EMERGING MARKETS EQUITY--CLASS II
without any Riders..............  $1,177.72   $2,008.19   $2,753.35   $4,732.90
with EBB Rider..................  $1,205.71   $2,088.96   $2,883.95   $4,971.12
with ADBR Rider.................  $1,205.56   $2,088.53   $2,883.27   $4,969.88
with All Riders.................  $1,233.55   $2,169.29   $3,013.87   $5,208.10
-------------------------------------------------------------------------------
VICTORY VIF DIVERSIFIED STOCK--CLASS A SHARES
without any Riders..............  $1,102.64   $1,789.02   $2,394.66   $4,057.24
with EBB Rider..................  $1,130.85   $1,871.80   $2,530.86   $4,317.48
with ADBR Rider.................  $1,130.48   $1,870.71   $2,529.07   $4,314.10
with All Riders.................  $1,158.69   $1,953.48   $2,665.27   $4,574.36
-------------------------------------------------------------------------------

                      STATEMENT OF ADDITIONAL INFORMATION
                                OCTOBER 20, 2006
                                      FOR

                LIFESTAGES(R) LONGEVITY BENEFIT VARIABLE ANNUITY
                                      FROM
                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
                            (A DELAWARE CORPORATION)
             51 MADISON AVENUE, ROOM 651, NEW YORK, NEW YORK 10010
                                  INVESTING IN
                  NYLIAC VARIABLE ANNUITY SEPARATE ACCOUNT-IV

     This Statement of Additional Information ("SAI") is not a Prospectus. The SAI contains information that expands upon subjects discussed in the current LifeStages(R) Longevity Benefit Variable Annuity Prospectus. You should read the SAI in conjunction with the current LifeStages(R) Longevity Benefit Variable Annuity Prospectus dated October 20, 2006. You may obtain a copy of the Prospectus by calling New York Life Insurance and Annuity Corporation ("NYLIAC") at (800) 598-2019 or writing to NYLIAC at Madison Square Station, P.O. Box 922, New York, New York 10159. Terms used but not defined in this SAI have the same meaning as in the current LifeStages(R) Longevity Benefit Variable Annuity Prospectus.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
THE POLICIES................................................     2
     Valuation of Accumulation Units........................     2
ANNUITY PAYMENTS............................................     2
GENERAL MATTERS.............................................     2
FEDERAL TAX MATTERS.........................................     3
     Taxation of New York Life Insurance and Annuity
       Corporation..........................................     3
     Tax Status of the Policies.............................     3
SAFEKEEPING OF SEPARATE ACCOUNT ASSETS......................     4
STATE REGULATION............................................     4
RECORDS AND REPORTS.........................................     4
LEGAL PROCEEDINGS...........................................     5
FINANCIAL STATEMENTS........................................     5
OTHER INFORMATION...........................................     5
NYLIAC AND SEPARATE ACCOUNT FINANCIAL STATEMENTS............   F-1

                                  THE POLICIES

     The following provides additional information about the policies and supplements the description in the Prospectus.

     VALUATION OF ACCUMULATION UNITS

     Accumulation Units are valued separately for each Investment Division of the Separate Account. The method used for valuing Accumulation Units in each Investment Division is the same. We arbitrarily set the value of each Accumulation Unit as of the date operations began for the Investment Division. Thereafter, the value of an Accumulation Unit of an Investment Division for any Business Day equals the value of an Accumulation Unit in that Investment Division as of the immediately preceding Business Day multiplied by the "Net Investment Factor" for that Investment Division for the current Business Day.

     We determine the Net Investment Factor for each Investment Division for any period from the close of the preceding Business Day to the close of the current Business Day (the "Valuation Period") is determined by the following formula:

                                     (a/b)
Where: a= the result of:

             (1) the net asset value per share of the Eligible Portfolio shares held in the Investment Division determined at the end of the current Valuation Period, plus

             (2) the per share amount of any dividend or capital gain
                 distribution made by the Eligible Portfolio for shares held in the Investment Division if the "ex-dividend" date occurs during the current Valuation Period;

          b= is the net asset value per share of the Eligible Portfolio shares held in the Investment Division determined as of the end of the immediately preceding Valuation Period.

     The Net Investment Factor may be greater or less than one. Therefore, the value of an Accumulation Unit in an Investment Division may increase or decrease from Valuation Period to Valuation Period.

                                ANNUITY PAYMENTS

     We will make equal annuity payments each month under the Life Income--Guaranteed Period Payment Option during the lifetime of the Annuitant or under such other option we may offer at that time where permitted by state laws. Once payments begin, they do not change and are guaranteed for 10 years even if the Annuitant dies sooner. If the Annuitant dies before all guaranteed payments have been made, the rest will be made to the Beneficiary. We may require that the payee submit proof of the Annuitant's survivorship as a condition for future payments beyond the 10-year guaranteed payment period.

     On the Annuity Commencement Date, We will determine the Accumulation Value of your policy and use that value to calculate the amount of each annuity payment. We determine each annuity payment by applying the Accumulation Value, less any premium taxes, to the annuity factors specified in the annuity table set forth in the policy. Those factors are based on a set amount per $1,000 of proceeds applied. The appropriate rate must be determined by the gender (except where, as in the case of certain Qualified Policies and other employer-sponsored retirement plans, such classification is not permitted), date of application and age of the Annuitant. The dollars applied are then divided by 1,000 and the result multiplied by the appropriate annuity factor from the table to compute the amount of each monthly annuity payment.

                                GENERAL MATTERS

     LONGEVITY INCOME PAYMENTS. We will make equal Longevity Income Payments each month for the lifetime of the Annuitant, provided the policy is in force and the Annuitant is living on the Longevity Commencement Date, and the premium payment has been made under the policy.

     NON-PARTICIPATING. The policies are non-participating. Dividends are not paid.

     MISSTATEMENT OF AGE OR GENDER. If the Annuitant's stated age and/or sex in the policy are incorrect, NYLIAC will change the benefits payable to those which the premium payment would have purchased for the correct age and gender. Gender is not a factor when annuity benefits are based on unisex annuity payment rate tables. (See "Income Payments--Election of Income Payment Options" in the Prospectus.) If We made payments based on incorrect age or gender, We will increase or reduce a later payment or payments to adjust for the error. Any adjustment will include interest, at 3.5% per year, from the date of the wrong payment to the date the adjustment is made.

     ASSIGNMENTS. If permitted by the plan or by law for the plan indicated in the application for the policy, you may assign your interest in a Non-Qualified Policy prior to the Annuity Commencement Date and during the Annuitant's lifetime. However, Longevity Income Payments are not subject to assignment, unless We are notified. NYLIAC will not be deemed to know of an assignment unless it receives a copy of a duly executed instrument evidencing such assignment. Further, NYLIAC assumes no responsibility for the validity of any assignment. (See "Federal Tax Matters--Taxation of Annuities in General" in the Prospectus.)

     MODIFICATION. NYLIAC may not modify the policy without your consent except to make the policy meet the requirements of the Investment Company Act of 1940, or to make the policy comply with any changes in the Internal Revenue Code or as required by the Code in order to continue treatment of the policy as an annuity, or by any other applicable law.

     INCONTESTABILITY. We rely on statements made in the application. They are representations, not warranties. We will not contest the policy after it has been in force during the lifetime of the Annuitant for two years from the Policy Date.

                              FEDERAL TAX MATTERS

     TAXATION OF NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

     NYLIAC is taxed as a life insurance company. Because the Separate Account is not an entity separate from NYLIAC, and its operations form a part of NYLIAC, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. As a result, NYLIAC takes into account applicable tax attributes of the assets of the Separate Account on its corporate income tax return, including corporate dividends received deductions and foreign tax credits that may be produced by assets of the Separate Account. Investment income and realized net capital gains on the assets of the Separate Account are reinvested and are taken into account in determining the Accumulation Value. As a result, such investment income and realized net capital gains are automatically retained as part of the reserves under the policy. Under existing federal income tax law, NYLIAC believes that Separate Account investment income and realized net capital gains should not be taxed to the extent that such income and gains are retained as part of the tax-deductible reserves under the policy.

     TAX STATUS OF THE POLICIES

     Section 817(h) of the Code requires that the investments of the Separate Account must be "adequately diversified" in accordance with Treasury regulations in order for the policies to qualify as annuity contracts under Section 72 of the Code. The Separate Account intends to comply with the diversification requirements prescribed by the Treasury under Treasury Regulation Section 1.817-5.

     To comply with regulations under Section 817(h) of the Code, the Separate Account is required to diversify its investments, so that on the last day of each quarter of a calendar year, no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. For this purpose, securities of a single issuer are treated as one investment and each U.S. Government agency or instrumentality is treated as a separate issuer. Any security issued, guaranteed, or insured (to the extent so guaranteed or insured) by the U.S. Government or an agency or instrumentality of the U.S. Government is treated as a security issued by the U.S. Government or its agency or instrumentality, whichever is applicable.

     Although the Treasury Department has issued regulations on the diversification requirements, such regulations do not provide guidance concerning the extent to which policyowners may direct their investments to particular subaccounts of a separate account, or the permitted number of such subaccounts. It is unclear whether additional guidance in this regard will be issued in the future. It is possible that if such guidance is issued, the policy may need to be modified to comply with such additional guidance. For these reasons, NYLIAC reserves the right to modify the Policy as necessary to attempt to prevent the policyowner from being considered the owner of the assets of the Separate Account or otherwise to qualify the policy for favorable tax treatment.

     The Code also requires that non-qualified annuity contracts contain specific provisions for distribution of the policy proceeds upon the death of any policyowner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such policies provide that (a) if any policyowner dies on or after the Annuity Commencement Date and before the entire interest in the policy has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on the policyowner's death; and (b) if any policyowner dies before the Annuity Commencement Date, the entire interest in the policy must generally be distributed within 5 years after the policyowner's date of death. These requirements will be considered satisfied if the entire interest of the policy is used to purchase an immediate annuity under which payments will begin within one year of the policyowner's death and will be made for the life of the Beneficiary or for a period not extending beyond the life expectancy of the Beneficiary. If the Beneficiary is the policyowner's surviving spouse, the policy may be continued with the surviving spouse as the new policyowner. If the policyowner is not a natural person, these "death of Owner" rules apply when the primary Annuitant is changed. Non-Qualified Policies contain provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in these policies satisfy all such Code requirements. The provisions contained in these policies will be reviewed and modified if necessary to assure that they comply with the Code requirements when clarified by regulation or otherwise.

     Withholding of federal income taxes on the taxable portion of all distributions may be required unless the recipient elects not to have any such amounts withheld and properly notifies NYLIAC of that election. Different rules may apply to United States citizens or expatriates living abroad. In addition, some states have enacted legislation requiring withholding.

     Even if a recipient elects no withholding, special rules may require NYLIAC to disregard the recipient's election if the recipient fails to supply NYLIAC with a "TIN" or taxpayer identification number (social security number for individuals) or if the Internal Revenue Service notifies NYLIAC that the TIN provided by the recipient is incorrect.

                     SAFEKEEPING OF SEPARATE ACCOUNT ASSETS

     NYLIAC holds title to assets of the Separate Account. The assets are kept physically segregated and held separate and apart from NYLIAC's general corporate assets. Records are maintained of all purchases and redemptions of Eligible Portfolio shares held by each of the Investment Divisions.

                                STATE REGULATION

     NYLIAC is a stock life insurance company organized under the laws of Delaware, and is subject to regulation by the Delaware State Insurance Department. We file an annual statement with the Delaware Commissioner of Insurance on or before March 1 of each year covering the operations and reporting on the financial condition of NYLIAC as of December 31 of the preceding calendar year. Periodically, the Delaware Commissioner of Insurance examines the financial condition of NYLIAC, including the liabilities and reserves of the Separate Account.

     In addition, NYLIAC is subject to the insurance laws and regulations of all the states where it is licensed to operate. The availability of certain policy rights and provisions depends on state approval and/or filing and review processes. Where required by state law or regulation, the policies will be modified accordingly.

                              RECORDS AND REPORTS

     NYLIAC maintains all records and accounts relating to the Separate Account. As presently required by the federal securities laws, NYLIAC will mail to you at your last known address of record, at least semi-annually after the first Policy Year, reports containing information required under the federal securities laws or by any other applicable law or regulation. It is important that your confirmation and quarterly statements be reviewed immediately to ensure that there are no errors. In order to correct an error, you must call it to our attention within 15 days of the date of the statement. It is important that you inform NYLIAC of an address change so that you can receive these policy statements (See "How do I contact NYLIAC?" in the Prospectus). In the event your statement is returned from the US Postal Service as undeliverable, We reserve the right to suspend mailing future correspondence and also suspend current transaction processing until an accurate address is obtained. Additionally, no new service requests can be processed until a valid current address is provided.

                               LEGAL PROCEEDINGS

     NYLIAC is a defendant in individual and/or alleged class action suits arising from its agency sales force, insurance (including variable contracts registered under the federal securities law), and/or other operations. Most of these actions seek substantial or unspecified compensatory and punitive damages. NYLIAC is also from time to time involved in various governmental, administrative, and investigative proceedings and inquiries.

     Notwithstanding the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted, NYLIAC believes that, after provisions made in the financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on NYLIAC's financial position; however, it is possible that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on NYLIAC's operating results for a given year.

                              FINANCIAL STATEMENTS

     The consolidated balance sheet of NYLIAC as of December 31, 2005 and 2004, and the consolidated statement of income, of stockholder's equity and of cash flows for each of the three years in the period ended December 31, 2005, included in this SAI have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The Separate Account statement of assets and liabilities as of December 31, 2005, and the statement of operations, of changes in net assets and the financial highlights for each of the periods indicated in this SAI have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

                               OTHER INFORMATION

     NYLIAC filed a registration statement with the Securities and Exchange Commission, under the Securities Act of 1933 as amended, with respect to the policies discussed in the Prospectus and this Statement of Additional Information. We have not included all of the information set forth in the registration statement, amendments and exhibits to the registration statement in the Prospectus and this Statement of Additional Information. We intend the statements contained in the Prospectus and this Statement of Additional Information concerning the content of the policies and other legal instruments to be summaries. For a complete statement of the terms of these documents, you should refer to the instruments filed with the Securities and Exchange Commission. The omitted information may be obtained at the principal offices of the Securities and Exchange Commission in Washington, D.C., upon payment of prescribed fees, or through the Commission's website at www.sec.gov.
--------------------------------------------------------------------------------

                New York Life Insurance and Annuity Corporation
                               51 Madison Avenue
                            New York, New York 10010

                              FINANCIAL STATEMENTS

STATEMENT OF ASSETS AND LIABILITIES
As of December 31, 2005

                                                                               MAINSTAY VP
                                                               MAINSTAY VP        BASIC        MAINSTAY VP
                                                               BALANCED--        VALUE--         BOND--
                                                              SERVICE CLASS   SERVICE CLASS   SERVICE CLASS
                                                              ---------------------------------------------
ASSETS:
  Investment at net asset value.............................   $13,429,615     $4,377,063      $13,721,241
  Dividends due and accrued.................................        15,798             --               --
  Net receivable (payable) to New York Life Insurance and
    Annuity Corporation.....................................       152,193          8,618           28,957
                                                               -----------     ----------      -----------
      Total net assets......................................   $13,597,606     $4,385,681      $13,750,198
                                                               ===========     ==========      ===========
TOTAL NET ASSETS REPRESENTED BY:
  Net Assets of Policyowners................................   $13,597,606     $4,385,681      $13,750,198
                                                               ===========     ==========      ===========
    Variable accumulation unit value........................   $     10.49     $    12.49      $     10.72
                                                               ===========     ==========      ===========
Identified Cost of Investment...............................   $13,379,005     $4,091,117      $14,086,324
                                                               ===========     ==========      ===========

                                                               MAINSTAY VP     MAINSTAY VP     MAINSTAY VP
                                                                INCOME &      INTERNATIONAL     LARGE CAP
                                                                GROWTH--        EQUITY--        GROWTH--
                                                              SERVICE CLASS   SERVICE CLASS   SERVICE CLASS
                                                              ---------------------------------------------
ASSETS:
  Investment at net asset value.............................   $5,076,187      $19,553,441     $3,297,912
  Dividends due and accrued.................................           --               --             --
  Net receivable (payable) to New York Life Insurance and
    Annuity Corporation.....................................       (2,516)         184,240         85,423
                                                               ----------      -----------     ----------
      Total net assets......................................   $5,073,671      $19,737,681     $3,383,335
                                                               ==========      ===========     ==========
TOTAL NET ASSETS REPRESENTED BY:
  Net Assets of Policyowners................................   $5,073,671      $19,737,681     $3,383,335
                                                               ==========      ===========     ==========
    Variable accumulation unit value........................   $    12.60      $     14.36     $    10.67
                                                               ==========      ===========     ==========
Identified Cost of Investment...............................   $4,850,791      $18,807,333     $3,080,213
                                                               ==========      ===========     ==========

  The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

                                     NYLIAC VARIABLE ANNUITY SEPARATE ACCOUNT-IV

                                                                                                                    MAINSTAY VP
     MAINSTAY VP                    MAINSTAY VP                     MAINSTAY VP     MAINSTAY VP                     HIGH YIELD
       CAPITAL       MAINSTAY VP      COMMON        MAINSTAY VP     DEVELOPING       FLOATING       MAINSTAY VP      CORPORATE
    APPRECIATION--      CASH          STOCK--      CONVERTIBLE--     GROWTH--         RATE--       GOVERNMENT--       BOND--
    SERVICE CLASS    MANAGEMENT    SERVICE CLASS   SERVICE CLASS   SERVICE CLASS   SERVICE CLASS   SERVICE CLASS   SERVICE CLASS
    ----------------------------------------------------------------------------------------------------------------------------
      $6,867,845     $10,200,771    $5,517,749      $13,967,739     $4,553,175      $9,397,944      $8,559,304      $48,346,114
              --         54,309             --               --             --          39,289              --               --
            (583)        25,906         35,707           29,746         19,824          71,504          18,455          346,334
      ----------     -----------    ----------      -----------     ----------      ----------      ----------      -----------
      $6,867,262     $10,280,986    $5,553,456      $13,997,485     $4,572,999      $9,508,737      $8,577,759      $48,692,448
      ==========     ===========    ==========      ===========     ==========      ==========      ==========      ===========
      $6,867,262     $10,280,986    $5,553,456      $13,997,485     $4,572,999      $9,508,737      $8,577,759      $48,692,448
      ==========     ===========    ==========      ===========     ==========      ==========      ==========      ===========
      $    12.43     $     1.04     $    13.25      $     12.23     $    12.78      $    10.19      $    10.60      $     12.40
      ==========     ===========    ==========      ===========     ==========      ==========      ==========      ===========
      $6,185,190     $10,200,520    $5,157,689      $13,089,893     $3,945,638      $9,415,451      $8,768,040      $49,881,641
      ==========     ===========    ==========      ===========     ==========      ==========      ==========      ===========

                                                                                                                         ALGER
     MAINSTAY VP     MAINSTAY VP     MAINSTAY VP     MAINSTAY VP     MAINSTAY VP     MAINSTAY VP                        AMERICAN
       MID CAP         MID CAP         MID CAP         S&P 500        SMALL CAP         TOTAL        MAINSTAY VP         SMALL
       CORE--         GROWTH--         VALUE--         INDEX--        GROWTH--        RETURN--         VALUE--      CAPITALIZATION--
    SERVICE CLASS   SERVICE CLASS   SERVICE CLASS   SERVICE CLASS   SERVICE CLASS   SERVICE CLASS   SERVICE CLASS    CLASS S SHARES
    -------------------------------------------------------------------------------------------------------------------------------
     $15,327,312     $22,783,912     $23,250,822     $29,890,474     $12,649,845     $5,851,292      $10,398,722      $ 9,355,085
              --              --              --              --              --             --               --               --
         148,553         231,807          77,999          59,542         161,107          3,938            1,734           68,998
     -----------     -----------     -----------     -----------     -----------     ----------      -----------      -----------
     $15,475,865     $23,015,719     $23,328,821     $29,950,016     $12,810,952     $5,855,230      $10,400,456      $ 9,424,083
     ===========     ===========     ===========     ===========     ===========     ==========      ===========      ===========
     $15,475,865     $23,015,719     $23,328,821     $29,950,016     $12,810,952     $5,855,230      $10,400,456      $ 9,424,083
     ===========     ===========     ===========     ===========     ===========     ==========      ===========      ===========
     $     15.10     $     16.26     $     13.98     $     12.76     $     13.09     $    12.02      $     13.32      $     15.10
     ===========     ===========     ===========     ===========     ===========     ==========      ===========      ===========
     $14,871,133     $19,183,054     $22,841,538     $28,153,734     $11,824,750     $5,537,538      $ 9,684,259      $ 8,025,699
     ===========     ===========     ===========     ===========     ===========     ==========      ===========      ===========

  The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

As of December 31, 2005

                                                                             COLONIAL
                                                                             SMALL CAP     DREYFUS IP
                                                                            VALUE FUND,    TECHNOLOGY
                                                               CALVERT       VARIABLE       GROWTH--
                                                                SOCIAL       SERIES--       SERVICE
                                                               BALANCED       CLASS B        SHARES
                                                              ---------------------------------------
ASSETS:
  Investment at net asset value.............................  $2,169,891    $4,455,559     $4,820,491
  Dividends due and accrued.................................          --            --             --
  Net receivable (payable) to New York Life Insurance and
    Annuity Corporation.....................................       4,545        54,654         25,816
                                                              ----------    ----------     ----------
      Total net assets......................................  $2,174,436    $4,510,213     $4,846,307
                                                              ==========    ==========     ==========
TOTAL NET ASSETS REPRESENTED BY:
  Net Assets of Policyowners................................  $2,174,436    $4,510,213     $4,846,307
                                                              ==========    ==========     ==========
    Variable accumulation unit value........................  $    11.83    $    10.83     $    11.60
                                                              ==========    ==========     ==========
Identified Cost of Investment...............................  $2,083,374    $4,254,367     $4,460,774
                                                              ==========    ==========     ==========

                                                                                           NEUBERGER
                                                                MFS(R)        MFS(R)         BERMAN
                                                               RESEARCH      UTILITIES        AMT
                                                               SERIES--      SERIES--       MID-CAP
                                                               SERVICE        SERVICE       GROWTH--
                                                                CLASS          CLASS        CLASS S
                                                              ---------------------------------------
ASSETS:
  Investment at net asset value.............................  $1,663,778    $23,885,934    $1,792,484
  Dividends due and accrued.................................          --            --             --
  Net receivable (payable) to New York Life Insurance and
    Annuity Corporation.....................................         (67)      197,286         33,092
                                                              ----------    -----------    ----------
      Total net assets......................................  $1,663,711    $24,083,220    $1,825,576
                                                              ==========    ===========    ==========
TOTAL NET ASSETS REPRESENTED BY:
  Net Assets of Policyowners................................  $1,663,711    $24,083,220    $1,825,576
                                                              ==========    ===========    ==========
    Variable accumulation unit value........................  $    13.20    $    15.32     $    13.43
                                                              ==========    ===========    ==========
Identified Cost of Investment...............................  $1,511,435    $22,109,818    $1,585,708
                                                              ==========    ===========    ==========

  The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

                                     NYLIAC VARIABLE ANNUITY SEPARATE ACCOUNT-IV

                         FIDELITY(R)                                          JANUS ASPEN
      FIDELITY(R)            VIP            FIDELITY(R)      JANUS ASPEN         SERIES           MFS(R)
          VIP              EQUITY-              VIP             SERIES         WORLDWIDE        INVESTORS
    CONTRAFUND(R)--        INCOME--          MID CAP--        BALANCED--        GROWTH--      TRUST SERIES--
    SERVICE CLASS 2    SERVICE CLASS 2    SERVICE CLASS 2   SERVICE SHARES   SERVICE SHARES   SERVICE CLASS
    --------------------------------------------------------------------------------------------------------
      $36,136,231        $15,915,698        $21,835,052      $10,809,389       $4,184,836       $1,143,537
               --                 --                 --               --               --               --
          241,009             53,091             46,903           19,423              529            1,510
      -----------        -----------        -----------      -----------       ----------       ----------
      $36,377,240        $15,968,789        $21,881,955      $10,828,812       $4,185,365       $1,145,047
      ===========        ===========        ===========      ===========       ==========       ==========
      $36,377,240        $15,968,789        $21,881,955      $10,828,812       $4,185,365       $1,145,047
      ===========        ===========        ===========      ===========       ==========       ==========
      $     14.88        $     12.76        $     17.05      $     12.41       $    11.83       $    12.61
      ===========        ===========        ===========      ===========       ==========       ==========
      $31,529,333        $15,027,429        $18,515,367      $10,114,336       $3,895,631       $1,039,101
      ===========        ===========        ===========      ===========       ==========       ==========

                                                                     VAN KAMPEN
                                 T. ROWE                                UIF             VICTORY
                                  PRICE            VAN ECK            EMERGING            VIF
      ROYCE        ROYCE          EQUITY          WORLDWIDE           MARKETS         DIVERSIFIED
    MICRO-CAP    SMALL-CAP        INCOME             HARD             EQUITY--          STOCK--
    PORTFOLIO    PORTFOLIO    PORTFOLIO--II         ASSETS            CLASS II       CLASS A SHARES
    -----------------------------------------------------------------------------------------------
    $1,645,509   $2,882,669    $27,195,136       $20,136,344        $10,193,133        $2,431,064
           --           --              --                --                 --                --
       34,483       39,308         154,409           166,494            166,591            22,365
    ----------   ----------    -----------       -----------        -----------        ----------
    $1,679,992   $2,921,977    $27,349,545       $20,302,838        $10,359,724        $2,453,429
    ==========   ==========    ===========       ===========        ===========        ==========
    $1,679,992   $2,921,977    $27,349,545       $20,302,838        $10,359,724        $2,453,429
    ==========   ==========    ===========       ===========        ===========        ==========
    $   12.26    $   11.30     $     13.35       $     21.39        $     19.37        $    12.14
    ==========   ==========    ===========       ===========        ===========        ==========
    $1,565,254   $2,851,892    $27,031,611       $15,881,343        $ 8,012,332        $2,254,860
    ==========   ==========    ===========       ===========        ===========        ==========

  The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

STATEMENT OF OPERATIONS
For the year ended December 31, 2005

                                                                                  MAINSTAY VP
                                                                MAINSTAY VP          BASIC        MAINSTAY VP
                                                                 BALANCED--         VALUE--         BOND--
                                                              SERVICE CLASS(A)   SERVICE CLASS   SERVICE CLASS
                                                              ------------------------------------------------
INVESTMENT INCOME (LOSS):
  Dividend income...........................................      $ 95,085         $  32,357       $ 417,715
  Mortality and expense risk charges........................       (56,932)          (45,631)       (143,713)
                                                                  --------         ---------       ---------
      Net investment income (loss)..........................        38,153           (13,274)        274,002
                                                                  --------         ---------       ---------
REALIZED AND UNREALIZED GAIN (LOSS):
  Proceeds from sale of investments.........................        29,768           400,667         617,220
  Cost of investments sold..................................       (28,489)         (366,148)       (640,245)
                                                                  --------         ---------       ---------
      Net realized gain (loss) on investments...............         1,279            34,519         (23,025)
  Realized gain distribution received.......................        50,253            44,775              --
  Change in unrealized appreciation (depreciation) on
    investments.............................................        50,610            93,807        (196,993)
                                                                  --------         ---------       ---------
      Net gain (loss) on investments........................       102,142           173,101        (220,018)
                                                                  --------         ---------       ---------
        Net increase (decrease) in net assets resulting
          from operations...................................      $140,295         $ 159,827       $  53,984
                                                                  ========         =========       =========

                                                                MAINSTAY VP       MAINSTAY VP     MAINSTAY VP
                                                                  INCOME &       INTERNATIONAL     LARGE CAP
                                                                  GROWTH--         EQUITY--        GROWTH--
                                                               SERVICE CLASS     SERVICE CLASS   SERVICE CLASS
                                                              ------------------------------------------------
INVESTMENT INCOME (LOSS):
  Dividend income...........................................     $  49,865        $  284,960       $      --
  Mortality and expense risk charges........................       (45,283)         (159,107)        (33,147)
                                                                 ---------        ----------       ---------
      Net investment income (loss)..........................         4,582           125,853         (33,147)
                                                                 ---------        ----------       ---------
REALIZED AND UNREALIZED GAIN (LOSS):
  Proceeds from sale of investments.........................       179,676           131,885         289,369
  Cost of investments sold..................................      (159,534)         (104,156)       (309,001)
                                                                 ---------        ----------       ---------
      Net realized gain (loss) on investments...............        20,142            27,729         (19,632)
  Realized gain distribution received.......................            --           773,447              --
  Change in unrealized appreciation (depreciation) on
    investments.............................................       111,912            21,003         158,573
                                                                 ---------        ----------       ---------
      Net gain (loss) on investments........................       132,054           822,179         138,941
                                                                 ---------        ----------       ---------
        Net increase (decrease) in net assets resulting
          from operations...................................     $ 136,636        $  948,032       $ 105,794
                                                                 =========        ==========       =========

(a) For the period May 4, 2005 (Commencement of Operations) through December 31, 2005.

(b) For the period May 2, 2005 (Commencement of Operations) through December 31, 2005.

  The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

                                     NYLIAC VARIABLE ANNUITY SEPARATE ACCOUNT-IV

                                                                                                                        MAINSTAY VP
     MAINSTAY VP                     MAINSTAY VP                     MAINSTAY VP      MAINSTAY VP                       HIGH YIELD
       CAPITAL       MAINSTAY VP       COMMON        MAINSTAY VP     DEVELOPING         FLOATING        MAINSTAY VP      CORPORATE
    APPRECIATION--       CASH          STOCK--      CONVERTIBLE--     GROWTH--           RATE--        GOVERNMENT--       BOND--
    SERVICE CLASS     MANAGEMENT    SERVICE CLASS   SERVICE CLASS   SERVICE CLASS   SERVICE CLASS(B)   SERVICE CLASS   SERVICE CLASS
    -------------------------------------------------------------------------------------------------------------------------------
      $      --      $   239,146      $  44,525       $ 185,534       $      --        $ 127,549         $ 256,450      $2,755,866
        (72,376)        (108,633)       (47,315)       (143,671)        (41,951)         (44,375)          (86,124)       (471,251)
      ---------      ------------     ---------       ---------       ---------        ---------         ---------      ----------
        (72,376)         130,513         (2,790)         41,863         (41,951)          83,174           170,326       2,284,615
      ---------      ------------     ---------       ---------       ---------        ---------         ---------      ----------
        607,652       12,642,650        137,989         515,714         294,645          409,568           590,131         907,297
       (577,379)     (12,642,738)      (120,849)       (480,022)       (283,896)        (410,559)         (601,738)       (888,672)
      ---------      ------------     ---------       ---------       ---------        ---------         ---------      ----------
         30,273              (88)        17,140          35,692          10,749             (991)          (11,607)         18,625
             --               --         64,521              --              --               --                --              --
        451,080              295        187,844         590,518         419,315          (17,507)         (122,386)     (1,582,593)
      ---------      ------------     ---------       ---------       ---------        ---------         ---------      ----------
        481,353              207        269,505         626,210         430,064          (18,498)         (133,993)     (1,563,968)
      ---------      ------------     ---------       ---------       ---------        ---------         ---------      ----------
      $ 408,977      $   130,720      $ 266,715       $ 668,073       $ 388,113        $  64,676         $  36,333      $  720,647
      =========      ============     =========       =========       =========        =========         =========      ==========

                                                                                                                         ALGER
     MAINSTAY VP     MAINSTAY VP     MAINSTAY VP     MAINSTAY VP     MAINSTAY VP     MAINSTAY VP                        AMERICAN
       MID CAP         MID CAP         MID CAP         S&P 500        SMALL CAP         TOTAL        MAINSTAY VP         SMALL
       CORE--         GROWTH--         VALUE--         INDEX--        GROWTH--        RETURN--         VALUE--      CAPITALIZATION--
    SERVICE CLASS   SERVICE CLASS   SERVICE CLASS   SERVICE CLASS   SERVICE CLASS   SERVICE CLASS   SERVICE CLASS    CLASS S SHARES
    -------------------------------------------------------------------------------------------------------------------------------
     $   52,746      $       --      $  130,672       $ 296,992       $      --       $  77,498       $ 104,251        $       --
       (115,243)       (176,849)       (203,391)       (284,614)       (120,801)        (60,521)        (99,706)          (73,911)
     ----------      ----------      ----------       ---------       ---------       ---------       ---------        ----------
        (62,497)       (176,849)        (72,719)         12,378        (120,801)         16,977           4,545           (73,911)
     ----------      ----------      ----------       ---------       ---------       ---------       ---------        ----------
        159,903         330,302         291,812         570,646         165,882         389,740         211,600           330,732
       (122,771)       (235,722)       (227,860)       (494,649)       (146,225)       (365,797)       (179,486)         (277,933)
     ----------      ----------      ----------       ---------       ---------       ---------       ---------        ----------
         37,132          94,580          63,952          75,997          19,657          23,943          32,114            52,799
      1,422,525          10,252       1,053,770              --         217,647              --              --                --
        (87,953)      2,307,687        (311,921)        838,327         215,284         194,418         341,248           981,204
     ----------      ----------      ----------       ---------       ---------       ---------       ---------        ----------
      1,371,704       2,412,519         805,801         914,324         452,588         218,361         373,362         1,034,003
     ----------      ----------      ----------       ---------       ---------       ---------       ---------        ----------
     $1,309,207      $2,235,670      $  733,082       $ 926,702       $ 331,787       $ 235,338       $ 377,907        $  960,092
     ==========      ==========      ==========       =========       =========       =========       =========        ==========

  The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

For the year ended December 31, 2005

                                                                                  COLONIAL
                                                                                 SMALL CAP
                                                                                VALUE FUND,       DREYFUS IP
                                                                 CALVERT          VARIABLE        TECHNOLOGY
                                                                  SOCIAL          SERIES--         GROWTH--
                                                                 BALANCED         CLASS B       SERVICE SHARES
                                                              ------------------------------------------------
INVESTMENT INCOME (LOSS):
  Dividend income...........................................    $  37,572         $     --        $      --
  Mortality and expense risk charges........................      (23,484)         (28,929)         (52,420)
                                                                ---------         --------        ---------
      Net investment income (loss)..........................       14,088          (28,929)         (52,420)
                                                                ---------         --------        ---------
REALIZED AND UNREALIZED GAIN (LOSS):
  Proceeds from sale of investments.........................      235,876           37,858          592,736
  Cost of investments sold..................................     (224,115)         (37,743)        (638,101)
                                                                ---------         --------        ---------
      Net realized gain (loss) on investments...............       11,761              115          (45,365)
  Realized gain distribution received.......................           --            5,357               --
  Change in unrealized appreciation (depreciation) on
    investments.............................................       49,572          201,057          237,724
                                                                ---------         --------        ---------
      Net gain (loss) on investments........................       61,333          206,529          192,359
                                                                ---------         --------        ---------
        Net increase (decrease) in net assets resulting from
          operations........................................    $  75,421         $177,600        $ 139,939
                                                                =========         ========        =========

                                                                                                  NEUBERGER
                                                                                                    BERMAN
                                                                  MFS(R)           MFS(R)            AMT
                                                                 RESEARCH        UTILITIES         MID-CAP
                                                                 SERIES--         SERIES--         GROWTH--
                                                              SERVICE CLASS    SERVICE CLASS       CLASS S
                                                              ------------------------------------------------
INVESTMENT INCOME (LOSS):
  Dividend income...........................................     $  2,901        $   35,347        $     --
  Mortality and expense risk charges........................      (14,720)         (158,101)        (14,325)
                                                                 --------        ----------        --------
      Net investment income (loss)..........................      (11,819)         (122,754)        (14,325)
                                                                 --------        ----------        --------
REALIZED AND UNREALIZED GAIN (LOSS):
  Proceeds from sale of investments.........................       62,775           315,013          92,401
  Cost of investments sold..................................      (56,534)         (227,495)        (80,693)
                                                                 --------        ----------        --------
      Net realized gain (loss) on investments...............        6,241            87,518          11,708
  Realized gain distribution received.......................           --                --              --
  Change in unrealized appreciation (depreciation) on
    investments.............................................       91,688         1,588,228         163,072
                                                                 --------        ----------        --------
      Net gain (loss) on investments........................       97,929         1,675,746         174,780
                                                                 --------        ----------        --------
        Net increase (decrease) in net assets resulting from
          operations........................................     $ 86,110        $1,552,992        $160,455
                                                                 ========        ==========        ========

(a) For the period May 2, 2005 (Commencement of Operations) through December 31, 2005.

  The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

                                     NYLIAC VARIABLE ANNUITY SEPARATE ACCOUNT-IV

                                                                                 JANUS ASPEN
      FIDELITY(R)          FIDELITY(R)       FIDELITY(R)       JANUS ASPEN          SERIES           MFS(R)
          VIP                  VIP               VIP              SERIES          WORLDWIDE        INVESTORS
    CONTRAFUND(R)--      EQUITY-INCOME--      MID CAP--         BALANCED--         GROWTH--      TRUST SERIES--
    SERVICE CLASS 2      SERVICE CLASS 2   SERVICE CLASS 2    SERVICE SHARES    SERVICE SHARES   SERVICE CLASS
  -------------------------------------------------------------------------------------------------------------
<S
       $   15,652            $ 107,108       $       --         $ 184,215         $  42,114         $  2,332
         (272,900)            (144,993)        (167,981)         (101,823)          (41,612)         (10,746)
       ----------            ---------       ----------         ---------         ---------         --------
         (257,248)             (37,885)        (167,981)           82,392               502           (8,414)
       ----------            ---------       ----------         ---------         ---------         --------
          149,227              533,934          349,701           305,759           177,985           80,367
         (115,906)            (481,484)        (261,592)         (287,499)         (176,243)         (72,930)
       ----------            ---------       ----------         ---------         ---------         --------
           33,321               52,450           88,109            18,260             1,742            7,437
            2,236              264,795          130,918                --                --               --
        3,680,914              356,838        2,392,224           476,341           184,949           54,592
       ----------            ---------       ----------         ---------         ---------         --------
        3,716,471              674,083        2,611,251           494,601           186,691           62,029
       ----------            ---------       ----------         ---------         ---------         --------
       $3,459,223            $ 636,198       $2,443,270         $ 576,993         $ 187,193         $ 53,615
       ==========            =========       ==========         =========         =========         ========

                                                                                                     VAN KAMPEN
                                                                                                        UIF
                                                     T. ROWE PRICE             VAN ECK                EMERGING
           ROYCE                  ROYCE                  EQUITY               WORLDWIDE               MARKETS
         MICRO-CAP              SMALL-CAP                INCOME                  HARD                 EQUITY--
        PORTFOLIO(A)           PORTFOLIO(A)          PORTFOLIO--II              ASSETS                CLASS II
    ----------------------------------------------------------------------------------------------------------------
          $  6,681               $     --              $  276,880             $   10,849             $   18,001
            (6,891)               (12,141)               (243,090)              (112,436)               (63,877)
          --------               --------              ----------             ----------             ----------
              (210)               (12,141)                 33,790               (101,587)               (45,876)
          --------               --------              ----------             ----------             ----------
            19,549                 27,578                  29,455                189,713                 69,767
           (16,910)               (24,897)                (25,509)              (136,006)               (46,082)
          --------               --------              ----------             ----------             ----------
             2,639                  2,681                   3,946                 53,707                 23,685
            20,184                 24,771               1,141,236                     --                     --
            80,255                 30,776                (578,707)             4,010,331              1,776,071
          --------               --------              ----------             ----------             ----------
           103,078                 58,228                 566,475              4,064,038              1,799,756
          --------               --------              ----------             ----------             ----------
          $102,868               $ 46,087              $  600,265             $3,962,451             $1,753,880
          ========               ========              ==========             ==========             ==========


           VICTORY
             VIF
         DIVERSIFIED
           STOCK--
        CLASS A SHARES
     --------------------
          $   1,192
            (21,725)
          ---------
            (20,533)
          ---------
            258,940
           (225,673)
          ---------
             33,267
                 --
            135,120
          ---------
            168,387
          ---------
          $ 147,854
          =========

  The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2005
and December 31, 2004

                                                      MAINSTAY VP          MAINSTAY VP               MAINSTAY VP
                                                      BALANCED--          BASIC VALUE--                 BOND--
                                                     SERVICE CLASS        SERVICE CLASS             SERVICE CLASS
                                                     -------------   -----------------------   ------------------------
                                                        2005(A)         2005         2004         2005          2004
                                                     ------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
  Operations:
    Net investment income (loss)...................   $    38,153    $  (13,274)  $   19,210   $   274,002   $  242,466
    Net realized gain (loss) on investments........         1,279        34,519       11,886       (23,025)      (8,654)
    Realized gain distribution received............        50,253        44,775           --            --       76,632
    Change in unrealized appreciation
      (depreciation) on investments................        50,610        93,807      180,674      (196,993)    (132,894)
                                                      -----------    ----------   ----------   -----------   ----------
      Net increase (decrease) in net assets
        resulting from operations..................       140,295       159,827      211,770        53,984      177,550
                                                      -----------    ----------   ----------   -----------   ----------
  Contributions and (Withdrawals):
    Payments received from policyowners............     6,944,428     1,196,229    1,386,385     4,245,741    4,479,913
    Policyowners' surrenders.......................       (57,658)     (109,859)     (45,127)     (258,567)     (62,943)
    Policyowners' annuity and death benefits.......            --       (41,657)          --        (5,922)     (46,378)
    Net transfers from (to) Fixed Account..........     5,258,512       622,645      664,960     2,538,057    1,747,743
    Transfers between Investment Divisions.........     1,312,029         9,068       21,679        37,086      183,169
                                                      -----------    ----------   ----------   -----------   ----------
      Net contributions and (withdrawals)..........    13,457,311     1,676,426    2,027,897     6,556,395    6,301,504
                                                      -----------    ----------   ----------   -----------   ----------
        Increase (decrease) in net assets..........    13,597,606     1,836,253    2,239,667     6,610,379    6,479,054
NET ASSETS:
    Beginning of year..............................            --     2,549,428      309,761     7,139,819      660,765
                                                      -----------    ----------   ----------   -----------   ----------
    End of year....................................   $13,597,606    $4,385,681   $2,549,428   $13,750,198   $7,139,819
                                                      ===========    ==========   ==========   ===========   ==========


                                                                                MAINSTAY VP
                                                           MAINSTAY VP            FLOATING            MAINSTAY VP
                                                       DEVELOPING GROWTH--         RATE--            GOVERNMENT--
                                                          SERVICE CLASS        SERVICE CLASS         SERVICE CLASS
                                                     -----------------------   --------------   -----------------------
                                                        2005         2004         2005(B)          2005         2004
                                                     ------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
  Operations:
    Net investment income (loss)...................  $  (41,951)  $       --     $   83,174     $  170,326   $  167,819
    Net realized gain (loss) on investments........      10,749           39           (991)       (11,607)      (3,994)
    Realized gain distribution received............          --           --             --             --           --
    Change in unrealized appreciation
      (depreciation) on investments................     419,315      188,086        (17,507)      (122,386)     (73,241)
                                                     ----------   ----------     ----------     ----------   ----------
      Net increase (decrease) in net assets
        resulting from operations..................     388,113      188,125         64,676         36,333       90,584
                                                     ----------   ----------     ----------     ----------   ----------
  Contributions and (Withdrawals):
    Payments received from policyowners............   1,251,695    1,724,862      4,908,431      2,305,998    2,706,021
    Policyowners' surrenders.......................     (39,753)      (9,265)       (16,448)      (118,290)     (54,241)
    Policyowners' annuity and death benefits.......      (2,066)          --             --         (2,142)          --
    Net transfers from (to) Fixed Account..........     336,425      434,706      3,115,283      1,803,664    1,056,903
    Transfers between Investment Divisions.........      20,518       87,562      1,436,795        316,609       57,852
                                                     ----------   ----------     ----------     ----------   ----------
      Net contributions and (withdrawals)..........   1,566,819    2,237,865      9,444,061      4,305,839    3,766,535
                                                     ----------   ----------     ----------     ----------   ----------
        Increase (decrease) in net assets..........   1,954,932    2,425,990      9,508,737      4,342,172    3,857,119
NET ASSETS:
    Beginning of year..............................   2,618,067      192,077             --      4,235,587      378,468
                                                     ----------   ----------     ----------     ----------   ----------
    End of year....................................  $4,572,999   $2,618,067     $9,508,737     $8,577,759   $4,235,587
                                                     ==========   ==========     ==========     ==========   ==========

(a) For the period May 4, 2005 (Commencement of Operations) through December 31, 2005.
(b) For the period May 2, 2005 (Commencement of Operations) through December 31, 2005.

  The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

                                     NYLIAC VARIABLE ANNUITY SEPARATE ACCOUNT-IV

          MAINSTAY VP                MAINSTAY VP                 MAINSTAY VP               MAINSTAY VP
    CAPITAL APPRECIATION--               CASH                  COMMON STOCK--             CONVERTIBLE--
         SERVICE CLASS                MANAGEMENT                SERVICE CLASS             SERVICE CLASS
    -----------------------   --------------------------   -----------------------   ------------------------
       2005         2004          2005          2004          2005         2004         2005          2004
    ---------------------------------------------------------------------------------------------------------
    $  (72,376)  $    3,421   $    130,513   $    26,308   $   (2,790)  $   27,597   $    41,863   $  138,461
        30,273        5,774            (88)          (60)      17,140        3,528        35,692        7,314
            --           --             --            --       64,521           --            --           --
       451,080      210,540            295           (42)     187,844      161,554       590,518      274,186
    ----------   ----------   ------------   -----------   ----------   ----------   -----------   ----------
       408,977      219,735        130,720        26,206      266,715      192,679       668,073      419,961
    ----------   ----------   ------------   -----------   ----------   ----------   -----------   ----------
     1,617,566    3,126,108     18,024,715     7,375,797    1,851,117    1,407,340     2,805,374    3,860,620
      (181,473)     (76,655)      (177,412)     (134,546)     (86,256)     (39,038)     (385,031)    (118,998)
       (21,432)          --       (105,937)      (45,782)      (1,076)          --       (26,888)     (50,688)
       750,196      897,251      1,295,524       626,753    1,143,788      450,129     2,980,950    2,943,093
      (424,880)    (100,979)   (13,404,017)   (4,379,509)       3,992       43,271      (140,220)      48,647
    ----------   ----------   ------------   -----------   ----------   ----------   -----------   ----------
     1,739,977    3,845,725      5,632,873     3,442,713    2,911,565    1,861,702     5,234,185    6,682,674
    ----------   ----------   ------------   -----------   ----------   ----------   -----------   ----------
     2,148,954    4,065,460      5,763,593     3,468,919    3,178,280    2,054,381     5,902,258    7,102,635
     4,718,308      652,848      4,517,393     1,048,474    2,375,176      320,795     8,095,227      992,592
    ----------   ----------   ------------   -----------   ----------   ----------   -----------   ----------
    $6,867,262   $4,718,308   $ 10,280,986   $ 4,517,393   $5,553,456   $2,375,176   $13,997,485   $8,095,227
    ==========   ==========   ============   ===========   ==========   ==========   ===========   ==========


           MAINSTAY VP                                          MAINSTAY VP                MAINSTAY VP
           HIGH YIELD                 MAINSTAY VP              INTERNATIONAL                LARGE CAP
        CORPORATE BOND--           INCOME & GROWTH--              EQUITY--                  GROWTH--
          SERVICE CLASS              SERVICE CLASS             SERVICE CLASS              SERVICE CLASS
    -------------------------   -----------------------   ------------------------   -----------------------
       2005          2004          2005         2004         2005          2004         2005         2004
    --------------------------------------------------------------------------------------------------------
    $ 2,284,615   $ 1,388,860   $    4,582   $   28,667   $   125,853   $   47,447   $  (33,147)  $      733
         18,625        15,838       20,142        6,007        27,729        5,515      (19,632)      (8,910)
             --            --           --           --       773,447           --           --           --
     (1,582,593)      156,499      111,912      107,559        21,003      704,494      158,573       49,429
    -----------   -----------   ----------   ----------   -----------   ----------   ----------   ----------
        720,647     1,561,197      136,636      142,233       948,032      757,456      105,794       41,252
    -----------   -----------   ----------   ----------   -----------   ----------   ----------   ----------
     18,532,383    13,017,058    1,810,495    1,013,598     7,623,572    3,633,324    1,063,088    1,222,151
     (1,081,296)     (323,517)     (48,062)     (29,218)     (214,747)     (51,147)     (98,857)     (24,967)
       (129,989)      (83,253)     (28,107)          --       (21,020)          --       (9,377)          --
     12,237,224     5,056,549    1,377,030      618,249     4,450,003    1,246,083      604,372      398,470
     (3,128,074)     (656,329)     (77,961)      24,476       470,282      353,810     (208,965)     (29,700)
    -----------   -----------   ----------   ----------   -----------   ----------   ----------   ----------
     26,430,248    17,010,508    3,033,395    1,627,105    12,308,090    5,182,070    1,350,261    1,565,954
    -----------   -----------   ----------   ----------   -----------   ----------   ----------   ----------
     27,150,895    18,571,705    3,170,031    1,769,338    13,256,122    5,939,526    1,456,055    1,607,206
     21,541,553     2,969,848    1,903,640      134,302     6,481,559      542,033    1,927,280      320,074
    -----------   -----------   ----------   ----------   -----------   ----------   ----------   ----------
    $48,692,448   $21,541,553   $5,073,671   $1,903,640   $19,737,681   $6,481,559   $3,383,335   $1,927,280
    ===========   ===========   ==========   ==========   ===========   ==========   ==========   ==========

  The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

For the years ended December 31, 2005
and December 31, 2004

                                                             MAINSTAY VP                MAINSTAY VP
                                                            MID CAP CORE--            MID CAP GROWTH--
                                                            SERVICE CLASS              SERVICE CLASS
                                                       ------------------------   ------------------------
                                                          2005          2004         2005          2004
                                                       ---------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
 Operations:
   Net investment income (loss)......................  $   (62,497)  $   14,965   $  (176,849)  $       --
   Net realized gain (loss) on investments...........       37,132        6,050        94,580        9,864
   Realized gain distribution received...............    1,422,525      101,812        10,252           --
   Change in unrealized appreciation (depreciation)
     on investments..................................      (87,953)     529,204     2,307,687    1,264,612
                                                       -----------   ----------   -----------   ----------
     Net increase (decrease) in net assets resulting
       from operations...............................    1,309,207      652,031     2,235,670    1,274,476
                                                       -----------   ----------   -----------   ----------
 Contributions and (Withdrawals):
   Payments received from policyowners...............    5,660,841    2,569,387     7,989,376    4,744,990
   Policyowners' surrenders..........................     (140,054)     (40,870)     (338,997)    (102,904)
   Policyowners' annuity and death benefits..........      (10,674)      (6,346)      (55,249)      (6,133)
   Net transfers from (to) Fixed Account.............    2,595,840    1,052,550     3,200,855    1,323,155
   Transfers between Investment Divisions............    1,095,012      257,002     1,337,740      411,276
                                                       -----------   ----------   -----------   ----------
     Net contributions and (withdrawals).............    9,200,965    3,831,723    12,133,725    6,370,384
                                                       -----------   ----------   -----------   ----------
       Increase (decrease) in net assets.............   10,510,172    4,483,754    14,369,395    7,644,860
NET ASSETS:
   Beginning of year.................................    4,965,693      481,939     8,646,324    1,001,464
                                                       -----------   ----------   -----------   ----------
   End of year.......................................  $15,475,865   $4,965,693   $23,015,719   $8,646,324
                                                       ===========   ==========   ===========   ==========

                                                              MAINSTAY VP
                                                            MID CAP VALUE--
                                                             SERVICE CLASS
                                                       -------------------------
                                                          2005          2004
                                                       -------------------------
INCREASE (DECREASE) IN NET ASSETS:
 Operations:
   Net investment income (loss)......................  $   (72,719)  $   51,002
   Net realized gain (loss) on investments...........       63,952        6,812
   Realized gain distribution received...............    1,053,770       69,353
   Change in unrealized appreciation (depreciation)
     on investments..................................     (311,921)     686,056
                                                       -----------   ----------
     Net increase (decrease) in net assets resulting
       from operations...............................      733,082      813,223
                                                       -----------   ----------
 Contributions and (Withdrawals):
   Payments received from policyowners...............    7,806,002    4,191,052
   Policyowners' surrenders..........................     (296,261)    (121,928)
   Policyowners' annuity and death benefits..........       (9,807)     (26,288)
   Net transfers from (to) Fixed Account.............    6,765,543    2,061,332
   Transfers between Investment Divisions............      241,340      440,137
                                                       -----------   ----------
     Net contributions and (withdrawals).............   14,506,817    6,544,305
                                                       -----------   ----------
       Increase (decrease) in net assets.............   15,239,899    7,357,528
NET ASSETS:
   Beginning of year.................................    8,088,922      731,394
                                                       -----------   ----------
   End of year.......................................  $23,328,821   $8,088,922
                                                       ===========   ==========

                                                                                                               COLONIAL
                                                                                                               SMALL CAP
                                                           ALGER AMERICAN                                     VALUE FUND,
                                                                SMALL                   CALVERT                VARIABLE
                                                          CAPITALIZATION--              SOCIAL                 SERIES--
                                                           CLASS S SHARES              BALANCED                 CLASS B
                                                       -----------------------   ---------------------   ---------------------
                                                          2005         2004         2005        2004        2005      2004(A)
                                                       -----------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
  Operations:
    Net investment income (loss).....................  $  (73,911)  $       --   $   14,088   $ 15,372   $  (28,929)  $    576
    Net realized gain (loss) on investments..........      52,799        6,998       11,761        413          115         --
    Realized gain distribution received..............          --           --           --         --        5,357      3,762
    Change in unrealized appreciation (depreciation)
      on investments.................................     981,204      343,615       49,572     36,818      201,057        134
                                                       ----------   ----------   ----------   --------   ----------   --------
      Net increase (decrease) in net assets resulting
        from
        operations...................................     960,092      350,613       75,421     52,603      177,600      4,472
                                                       ----------   ----------   ----------   --------   ----------   --------
  Contributions and (Withdrawals):
    Payments received from policyowners..............   3,697,721    2,191,611      771,266    504,387    2,396,865    139,673
    Policyowners' surrenders.........................     (62,402)     (44,012)     (37,463)    (7,002)     (16,802)        --
    Policyowners' annuity and death benefits.........      (2,425)          --       (3,762)        --       (3,851)        --
    Net transfers from (to) Fixed Account............   1,072,766      589,643      622,868    339,307    1,485,065      1,004
    Transfers between Investment Divisions...........     322,295      172,296     (195,355)    23,512      264,125     62,062
                                                       ----------   ----------   ----------   --------   ----------   --------
      Net contributions and (withdrawals)............   5,027,955    2,909,538    1,157,554    860,204    4,125,402    202,739
                                                       ----------   ----------   ----------   --------   ----------   --------
        Increase (decrease) in net assets............   5,988,047    3,260,151    1,232,975    912,807    4,303,002    207,211
NET ASSETS:
    Beginning of year................................   3,436,036      175,885      941,461     28,654      207,211         --
                                                       ----------   ----------   ----------   --------   ----------   --------
    End of year......................................  $9,424,083   $3,436,036   $2,174,436   $941,461   $4,510,213   $207,211
                                                       ==========   ==========   ==========   ========   ==========   ========

(a) For the period November 15, 2004 (Commencement of Operations) through December 31, 2004.

  The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

                                     NYLIAC VARIABLE ANNUITY SEPARATE ACCOUNT-IV

                                      MAINSTAY VP
           MAINSTAY VP                 SMALL CAP                 MAINSTAY VP               MAINSTAY VP
         S&P 500 INDEX--                GROWTH--               TOTAL RETURN--                VALUE--
          SERVICE CLASS              SERVICE CLASS              SERVICE CLASS             SERVICE CLASS
    -------------------------   ------------------------   -----------------------   ------------------------
       2005          2004          2005          2004         2005         2004         2005          2004
    ---------------------------------------------------------------------------------------------------------
    $    12,378   $   191,592   $  (120,801)  $       --   $   16,977   $   52,615   $     4,545   $   51,824
         75,997         1,333        19,657       11,095       23,943        4,117        32,114        7,471
             --            --       217,647           --           --           --            --           --
        838,327       865,218       215,284      582,688      194,418      118,801       341,248      357,158
    -----------   -----------   -----------   ----------   ----------   ----------   -----------   ----------
        926,702     1,058,143       331,787      593,783      235,338      175,533       377,907      416,453
    -----------   -----------   -----------   ----------   ----------   ----------   -----------   ----------
     10,348,335     8,922,061     4,012,998    3,719,091    1,401,644    1,947,912     2,964,271    3,145,810
       (554,065)     (163,770)     (188,148)     (63,776)    (368,040)     (69,261)     (135,453)     (90,037)
        (59,788)           --        (4,900)          --       (8,247)          --       (22,100)     (11,991)
      4,814,102     2,770,432     2,095,155    1,322,835      972,208    1,057,762     1,735,290    1,568,172
         59,708       604,609        26,521      220,888      105,126        7,506      (117,988)     101,435
    -----------   -----------   -----------   ----------   ----------   ----------   -----------   ----------
     14,608,292    12,133,332     5,941,626    5,199,038    2,102,691    2,943,919     4,424,020    4,713,389
    -----------   -----------   -----------   ----------   ----------   ----------   -----------   ----------
     15,534,994    13,191,475     6,273,413    5,792,821    2,338,029    3,119,452     4,801,927    5,129,842
     14,415,022     1,223,547     6,537,539      744,718    3,517,201      397,749     5,598,529      468,687
    -----------   -----------   -----------   ----------   ----------   ----------   -----------   ----------
    $29,950,016   $14,415,022   $12,810,952   $6,537,539   $5,855,230   $3,517,201   $10,400,456   $5,598,529
    ===========   ===========   ===========   ==========   ==========   ==========   ===========   ==========


                                    FIDELITY(R)                FIDELITY(R)                FIDELITY(R)
     DREYFUS IP TECHNOLOGY              VIP                        VIP                        VIP
           GROWTH--               CONTRAFUND(R)--            EQUITY-INCOME--               MID CAP--
        SERVICE SHARES            SERVICE CLASS 2            SERVICE CLASS 2            SERVICE CLASS 2
    -----------------------   ------------------------   ------------------------   ------------------------
       2005         2004         2005          2004         2005          2004         2005          2004
    --------------------------------------------------------------------------------------------------------
    $  (52,420)  $       --   $  (257,248)  $    2,418   $   (37,885)  $   13,411   $  (167,981)  $       --
       (45,365)     (23,966)       33,321        6,451        52,450        1,002        88,109        4,021
            --           --         2,236           --       264,795        3,495       130,918           --
       237,724      117,087     3,680,914      902,770       356,838      501,120     2,392,224      919,761
    ----------   ----------   -----------   ----------   -----------   ----------   -----------   ----------
       139,939       93,121     3,459,223      911,639       636,198      519,028     2,443,270      923,782
    ----------   ----------   -----------   ----------   -----------   ----------   -----------   ----------
       923,236    2,067,004    13,413,919    5,339,667     5,784,618    4,095,100     7,875,943    4,005,735
       (47,995)     (89,191)     (367,541)     (82,656)     (199,175)     (69,458)     (265,149)     (77,160)
       (11,785)          --       (48,890)      (6,383)      (21,301)      (8,999)      (16,322)     (20,471)
       851,842      686,387     7,291,020    2,546,661     3,428,508    1,405,682     4,226,737    1,310,566
      (298,404)     (43,239)    2,651,411      601,967      (268,143)     131,907     1,115,675      140,570
    ----------   ----------   -----------   ----------   -----------   ----------   -----------   ----------
     1,416,894    2,620,961    22,939,919    8,399,256     8,724,507    5,554,232    12,936,884    5,359,240
    ----------   ----------   -----------   ----------   -----------   ----------   -----------   ----------
     1,556,833    2,714,082    26,399,142    9,310,895     9,360,705    6,073,260    15,380,154    6,283,022
     3,289,474      575,392     9,978,098      667,203     6,608,084      534,824     6,501,801      218,779
    ----------   ----------   -----------   ----------   -----------   ----------   -----------   ----------
    $4,846,307   $3,289,474   $36,377,240   $9,978,098   $15,968,789   $6,608,084   $21,881,955   $6,501,801
    ==========   ==========   ===========   ==========   ===========   ==========   ===========   ==========

  The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

For the years ended December 31, 2005
and December 31, 2004

                                                                                  JANUS ASPEN
                                                       JANUS ASPEN                  SERIES
                                                          SERIES                   WORLDWIDE
                                                        BALANCED--                 GROWTH--
                                                      SERVICE SHARES            SERVICE SHARES
                                                 ------------------------   -----------------------
                                                    2005          2004         2005         2004
                                                 --------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
  Operations:
    Net investment income (loss)................ $    82,392   $   90,124   $      502   $   14,452
    Net realized gain (loss) on investments.....      18,260        6,812        1,742          545
    Realized gain distribution received.........          --           --           --           --
    Change in unrealized appreciation
      (depreciation) on investments.............     476,341      214,370      184,949       99,259
                                                 -----------   ----------   ----------   ----------
      Net increase (decrease) in net assets
        resulting from operations...............     576,993      311,306      187,193      114,256
                                                 -----------   ----------   ----------   ----------
  Contributions and (Withdrawals):
    Payments received from policyowners.........   3,102,922    2,908,693    1,347,284    1,371,803
    Policyowners' surrenders....................    (407,032)     (63,159)     (42,872)     (21,480)
    Policyowners' annuity and death benefits....     (16,144)     (63,311)     (36,983)          --
    Net transfers from (to) Fixed Account.......   2,561,919    1,207,782      626,960      457,951
    Transfers between Investment Divisions......     169,559       79,513       13,361       42,434
                                                 -----------   ----------   ----------   ----------
      Net contributions and (withdrawals).......   5,411,224    4,069,518    1,907,750    1,850,708
                                                 -----------   ----------   ----------   ----------
        Increase (decrease) in net assets.......   5,988,217    4,380,824    2,094,943    1,964,964
NET ASSETS:
    Beginning of year...........................   4,840,595      459,771    2,090,422      125,458
                                                 -----------   ----------   ----------   ----------
    End of year................................. $10,828,812   $4,840,595   $4,185,365   $2,090,422
                                                 ===========   ==========   ==========   ==========


                                                    ROYCE        ROYCE            T. ROWE PRICE
                                                  MICRO-CAP    SMALL-CAP          EQUITY INCOME
                                                  PORTFOLIO    PORTFOLIO          PORTFOLIO--II
                                                  ----------   ----------   -------------------------
                                                   2005(B)      2005(B)        2005          2004
                                                  ---------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
  Operations:
    Net investment income (loss)................  $    (210)   $ (12,141)   $    33,790   $    86,032
    Net realized gain (loss) on investments.....      2,639        2,681          3,946        11,815
    Realized gain distribution received.........     20,184       24,771      1,141,236       180,673
    Change in unrealized appreciation
      (depreciation) on investments.............     80,255       30,776       (578,707)      698,849
                                                  ----------   ----------   -----------   -----------
      Net increase (decrease) in net assets
        resulting from operations...............    102,868       46,087        600,265       977,369
                                                  ----------   ----------   -----------   -----------
  Contributions and (Withdrawals):
    Payments received from policyowners.........    970,466    1,726,652      8,198,627     5,595,229
    Policyowners' surrenders....................     (1,964)      (3,984)      (348,847)      (86,133)
    Policyowners' annuity and death benefits....         --           --         (8,478)      (32,154)
    Net transfers from (to) Fixed Account.......    377,595      620,418      7,272,770     2,665,673
    Transfers between Investment Divisions......    231,027      532,804      1,158,199       672,588
                                                  ----------   ----------   -----------   -----------
      Net contributions and (withdrawals).......  1,577,124    2,875,890     16,272,271     8,815,203
                                                  ----------   ----------   -----------   -----------
        Increase (decrease) in net assets.......  1,679,992    2,921,977     16,872,536     9,792,572
NET ASSETS:
    Beginning of year...........................         --           --     10,477,009       684,437
                                                  ----------   ----------   -----------   -----------
    End of year.................................  $1,679,992   $2,921,977   $27,349,545   $10,477,009
                                                  ==========   ==========   ===========   ===========

(a) For the period May 1, 2004 (Commencement of Operations) through December 31, 2004.

(b) For the period May 2, 2005 (Commencement of Operations) through December 31, 2005.

  The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

                                     NYLIAC VARIABLE ANNUITY SEPARATE ACCOUNT-IV

                                                             MFS(R)                  NEUBERGER
      MFS(R) INVESTORS             MFS(R)                  UTILITIES                  BERMAN
       TRUST SERIES--         RESEARCH SERIES--             SERIES--                AMT MID-CAP
        SERVICE CLASS           SERVICE CLASS            SERVICE CLASS            GROWTH--CLASS S
    ---------------------   ---------------------   ------------------------   ---------------------
       2005        2004        2005        2004        2005        2004(A)        2005      2004(A)
    ------------------------------------------------------------------------------------------------
    $   (8,414)  $    495   $  (11,819)  $  1,662   $  (122,754)  $       --   $  (14,325)  $     --
         7,437        772        6,241      2,977        87,518          623       11,708        811
            --         --           --         --            --           --           --         --
        54,592     48,946       91,688     59,068     1,588,228      187,888      163,072     43,704
    ----------   --------   ----------   --------   -----------   ----------   ----------   --------
        53,615     50,213       86,110     63,707     1,552,992      188,511      160,455     44,515
    ----------   --------   ----------   --------   -----------   ----------   ----------   --------
       299,467    439,210      677,284    467,710    10,938,927    1,172,557      732,431    365,029
        (1,311)    (8,254)     (15,743)    (5,927)     (163,581)     (11,610)     (16,830)    (8,404)
            --         --           --         --        (7,948)          --           --         --
       210,320     59,038      255,717     73,671     7,407,446      537,719      392,307     58,898
         4,313     19,358       28,041     (2,704)    2,217,799      250,408       38,458     58,717
    ----------   --------   ----------   --------   -----------   ----------   ----------   --------
       512,789    509,352      945,299    532,750    20,392,643    1,949,074    1,146,366    474,240
    ----------   --------   ----------   --------   -----------   ----------   ----------   --------
       566,404    559,565    1,031,409    596,457    21,945,635    2,137,585    1,306,821    518,755
       578,643     19,078      632,302     35,845     2,137,585           --      518,755         --
    ----------   --------   ----------   --------   -----------   ----------   ----------   --------
    $1,145,047   $578,643   $1,663,711   $632,302   $24,083,220   $2,137,585   $1,825,576   $518,755
    ==========   ========   ==========   ========   ===========   ==========   ==========   ========

            VAN ECK                   VAN KAMPEN                 VICTORY
           WORLDWIDE                     UIF                       VIF
              HARD                 EMERGING MARKETS        DIVERSIFIED STOCK--
             ASSETS                EQUITY--CLASS II          CLASS A SHARES
    ------------------------   ------------------------   ---------------------
       2005          2004         2005          2004         2005      2004(A)
    ---------------------------------------------------------------------------
    $  (101,587)  $      501   $   (45,876)  $    6,935   $  (20,533)  $  4,280
         53,707       10,119        23,685        2,679       33,267      5,576
             --           --            --           --           --         --
      4,010,331      239,556     1,776,071      397,784      135,120     41,084
    -----------   ----------   -----------   ----------   ----------   --------
      3,962,451      250,176     1,753,880      407,398      147,854     50,940
    -----------   ----------   -----------   ----------   ----------   --------
      8,169,883    1,434,839     4,106,987    1,615,278      525,678    410,734
       (166,103)     (29,942)      (74,051)     (25,530)     (35,615)    (8,253)
         (2,464)          --        (2,273)          --           --         --
      3,902,748      404,470     1,289,325      378,656      890,916    393,464
      2,151,672      126,926       777,594        5,022      115,848    (38,137)
    -----------   ----------   -----------   ----------   ----------   --------
     14,055,736    1,936,293     6,097,582    1,973,426    1,496,827    757,808
    -----------   ----------   -----------   ----------   ----------   --------
     18,018,187    2,186,469     7,851,462    2,380,824    1,644,681    808,748
      2,284,651       98,182     2,508,262      127,438      808,748         --
    -----------   ----------   -----------   ----------   ----------   --------
    $20,302,838   $2,284,651   $10,359,724   $2,508,262   $2,453,429   $808,748
    ===========   ==========   ===========   ==========   ==========   ========

  The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1-- Organization and Accounting Policies:
--------------------------------------------------------------------------------
NYLIAC Variable Annuity Separate Account-IV ("Separate Account") was established on June 10, 2003, under Delaware law by New York Life Insurance and Annuity Corporation ("NYLIAC"), a wholly-owned subsidiary of New York Life Insurance Company. The Separate Account funds LifeStages(R) Elite Variable Annuity, MainStay Elite Variable Annuity and LifeStages(R) Premium Plus Elite Variable Annuity policies. This account was established to receive and invest premium payments under Non-Qualified Deferred and Tax-Qualified Deferred Flexible Premium Variable Retirement Annuity Policies ("the policies") issued by NYLIAC. The Non-Qualified policies are designed to establish retirement benefits to provide individuals with supplemental retirement income. The Tax-Qualified policies are designed to establish retirement benefits for individuals who participate in qualified pension, profit sharing or annuity plans. The policies are distributed by NYLIFE Distributors LLC and sold by registered representatives of NYLIFE Securities Inc., certain banking and financial institutions which have entered into selling agreements with NYLIAC and registered representatives of unaffiliated broker-dealers. NYLIFE Securities Inc. is a wholly-owned subsidiary of NYLIFE LLC and NYLIFE Distributors LLC is a wholly-owned subsidiary of New York Life Investment Management Holdings LLC ("NYLIM Holdings"). NYLIFE LLC and NYLIM Holdings are both wholly-owned subsidiaries of New York Life Insurance Company. The Separate Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust.
    The assets of the Separate Account, which are currently all in the accumulation phase, are invested in shares of the MainStay VP Series Fund, Inc., the Alger American Fund, the Calvert Variable Series, Inc., the Liberty Variable Investment Trust, the Dreyfus Investment Portfolios, the Fidelity Variable Insurance Products Fund, the Janus Aspen Series, the MFS(R) Variable Insurance Trust(SM), the Neuberger Berman Advisers Management Trust, the Royce Capital Fund, the T. Rowe Price Equity Series, Inc., the Van Eck Worldwide Insurance Trust, the Universal Institutional Funds, Inc., and the Victory Variable Insurance Funds (collectively, "Funds"). These assets are clearly identified and distinguished from the other assets and liabilities of NYLIAC. These assets are the property of NYLIAC; however, the portion of the assets attributable to the policies will not be charged with liabilities arising out of any other business NYLIAC may conduct. The Fixed Account and the Dollar Cost Averaging Advantage Account represent the general assets of NYLIAC. NYLIAC's Fixed Account and the Dollar Cost Averaging Advantage Account may be charged with liabilities arising out of other business NYLIAC may conduct.
    New York Life Investment Management LLC ("NYLIM"), a wholly-owned subsidiary of NYLIM Holdings, provides investment advisory services to the MainStay VP Series Fund, Inc. for a fee. NYLIM retains several sub-advisers, including MacKay Shields LLC, a wholly-owned subsidiary of NYLIM Holdings, American Century Investment Management, Inc., The Dreyfus Corporation, Lord, Abbett & Co. LLC, and Winslow Capital Management Inc. to provide investment advisory services to certain portfolios of the MainStay VP Series Fund, Inc.

    The following Investment Divisions, with their respective fund portfolios, are available in this Separate Account:

MainStay VP Balanced--Service Class
MainStay VP Basic Value--Service Class(1)
MainStay VP Bond--Service Class
MainStay VP Capital Appreciation--Service Class
MainStay VP Cash Management
MainStay VP Common Stock--Service Class(2)
MainStay VP Convertible--Service Class
MainStay VP Developing Growth--Service Class(3)
MainStay VP Floating Rate--Service Class
MainStay VP Government--Service Class
MainStay VP High Yield Corporate Bond--
  Service Class
MainStay VP Income & Growth--Service Class(4)
MainStay VP International Equity--Service Class
MainStay VP Large Cap Growth--Service Class(5)
MainStay VP Mid Cap Core--Service Class
MainStay VP Mid Cap Growth--Service Class
MainStay VP Mid Cap Value--Service Class(6)
MainStay VP S&P 500 Index--Service Class(7)
MainStay VP Small Cap Growth--Service Class
MainStay VP Total Return--Service Class
MainStay VP Value--Service Class
Alger American Small Capitalization--Class S Shares
Calvert Social Balanced
Colonial Small Cap Value Fund, Variable Series--Class B
Dreyfus IP Technology Growth--Service Shares
Fidelity(R) VIP Contrafund(R)--Service Class 2
Fidelity(R) VIP Equity-Income--Service Class 2
Fidelity(R) VIP Mid Cap--Service Class 2
Janus Aspen Series Balanced--Service Shares
Janus Aspen Series Worldwide Growth--Service Shares
MFS(R) Investors Trust Series--Service Class
MFS(R) Research Series--Service Class
MFS(R) Utilities Series--Service Class
Neuberger Berman AMT Mid Cap Growth--Class S
Royce Micro-Cap Portfolio
Royce Small-Cap Portfolio
T. Rowe Price Equity Income Portfolio--II
Van Eck Worldwide Hard Assets
Van Kampen UIF Emerging Markets Equity--Class II
Victory VIF Diversified Stock--Class A Shares

(1) Formerly known as MainStay VP Dreyfus Large Company Value--Service Class
(2) Formerly known as MainStay VP Growth Equity--Service Class
(3) Formerly known as MainStay VP Lord Abbett Developing Growth--Service Class
(4) Formerly known as MainStay VP American Century Income & Growth--Service
Class
(5) Formerly known as MainStay VP Growth--Service Class
(6) Formerly known as MainStay VP Equity Income--Service Class
(7) Formerly known as MainStay VP Indexed Equity--Service Class

                                     NYLIAC VARIABLE ANNUITY SEPARATE ACCOUNT-IV

    Initial premium payments are allocated to the Investment Divisions, Fixed Account and/or Dollar Cost Averaging (DCA) Advantage Account within two Business Days after receipt. Subsequent premium payments are allocated to the Investment Divisions, Fixed Account and/or DCA Advantage Account at the close of the Business Day they are received. In those states where NYLIAC offers a single premium version of LifeStages(R) Elite Variable Annuity and MainStay Elite Variable Annuity, only one premium payment is permitted. In addition, the policyowner has the option to transfer amounts between the Investment Divisions of the Separate Account or from the DCA Advantage Account into the Investment Divisions. The policyowner may also transfer interest earned on monies in the Fixed Account into the Investment Divisions of the Separate Account. On the accompanying statement of changes in net assets, all references to the Fixed Account include the Fixed Account and the DCA Advantage Account.

    No Federal income tax is payable on investment income or capital gains of Separate Account-IV under current Federal income tax law.

    Security Valuation--The investments are valued at the net asset value of shares of the respective Fund portfolios.

    Security Transactions--Realized gains and losses from security transactions are reported on the identified cost basis. Security transactions are accounted for as of the date the securities are purchased or sold (trade date).

    Distributions Received--Dividend income and capital gain distributions are recorded on the ex-dividend date and reinvested in the corresponding portfolio.

    In December 2003, the Accounting Standards Executive Committee issued Statement of Position 03-5 ("SOP"), "Financial Highlights of Separate Accounts:
An Amendment to the Audit Guide Audits of Investment Companies". This SOP, which was adopted as of January 1, 2003, provides guidance on reporting financial highlights.

    Beginning in 2005, the amounts shown as net receivable (payable) to NYLIAC on the Statement of Assets and Liabilities reflects transactions that occurred on the last business day of 2005. These amounts held as cash by NYLIAC, will be deposited into the investment divisions in accordance with the policyowners' instructions, on the first business day of 2006.

    The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2--Investments (in 000's):
--------------------------------------------------------------------------------

At December 31, 2005, the investments of Separate Account-IV are as follows:

                                                                               MAINSTAY VP
                                                               MAINSTAY VP        BASIC        MAINSTAY VP
                                                               BALANCED--        VALUE--         BOND--
                                                              SERVICE CLASS   SERVICE CLASS   SERVICE CLASS
                                                              ---------------------------------------------
Number of shares............................................       1,286             378           1,045
Identified cost.............................................     $13,379         $ 4,091         $14,086

                                                                 MAINSTAY VP      MAINSTAY VP     MAINSTAY VP
                                                                   INCOME &      INTERNATIONAL     LARGE CAP
                                                                   GROWTH--        EQUITY--        GROWTH--
                                                                SERVICE CLASS    SERVICE CLASS   SERVICE CLASS
                                                                ----------------------------------------------
Number of shares............................................           429            1,363             286
Identified cost.............................................       $ 4,851          $18,807         $ 3,080

  Investment activity for the year ended December 31, 2005, was as follows:

                                                                                    MAINSTAY VP
                                                                  MAINSTAY VP          BASIC        MAINSTAY VP
                                                                   BALANCED--         VALUE--         BOND--
                                                                SERVICE CLASS(A)   SERVICE CLASS   SERVICE CLASS
                                                                ------------------------------------------------
Purchases...................................................        $13,407           $ 2,100         $ 7,419
Proceeds from sales.........................................             30               401             617

                                                                 MAINSTAY VP      MAINSTAY VP     MAINSTAY VP
                                                                   INCOME &      INTERNATIONAL     LARGE CAP
                                                                   GROWTH--        EQUITY--        GROWTH--
                                                                SERVICE CLASS    SERVICE CLASS   SERVICE CLASS
                                                                ----------------------------------------------
Purchases...................................................       $ 3,220          $13,155         $ 1,521
Proceeds from sales.........................................           180              132             289

(a) For the period May 4, 2005 (Commencement of Operations) through December 31, 2005.

(b) For the period May 2, 2005 (Commencement of Operations) through December 31, 2005.

                                     NYLIAC VARIABLE ANNUITY SEPARATE ACCOUNT-IV

--------------------------------------------------------------------------------

                                                                                                                    MAINSTAY VP
     MAINSTAY VP                    MAINSTAY VP                     MAINSTAY VP     MAINSTAY VP                     HIGH YIELD
       CAPITAL       MAINSTAY VP      COMMON        MAINSTAY VP     DEVELOPING       FLOATING       MAINSTAY VP      CORPORATE
    APPRECIATION--      CASH          STOCK--      CONVERTIBLE--     GROWTH--         RATE--       GOVERNMENT--       BOND--
    SERVICE CLASS    MANAGEMENT    SERVICE CLASS   SERVICE CLASS   SERVICE CLASS   SERVICE CLASS   SERVICE CLASS   SERVICE CLASS
    ----------------------------------------------------------------------------------------------------------------------------
           296          10,201           256            1,184            451             949             815            5,055
        $6,185         $10,201        $5,158          $13,090         $3,946          $9,415          $8,768          $49,882

                                                                                                                         ALGER
     MAINSTAY VP     MAINSTAY VP     MAINSTAY VP     MAINSTAY VP     MAINSTAY VP     MAINSTAY VP                        AMERICAN
       MID CAP         MID CAP         MID CAP         S&P 500        SMALL CAP         TOTAL        MAINSTAY VP         SMALL
       CORE--         GROWTH--         VALUE--         INDEX--        GROWTH--        RETURN--         VALUE--      CAPITALIZATION--
    SERVICE CLASS   SERVICE CLASS   SERVICE CLASS   SERVICE CLASS   SERVICE CLASS   SERVICE CLASS   SERVICE CLASS    CLASS S SHARES
    -------------------------------------------------------------------------------------------------------------------------------
         1,120           1,688           1,891           1,187           1,143            336             603               399
       $14,871         $19,183         $22,842         $28,154         $11,825         $5,538          $9,684            $8,026

                                                                                                                       MAINSTAY VP
     MAINSTAY VP                    MAINSTAY VP                     MAINSTAY VP                                        HIGH YIELD
       CAPITAL       MAINSTAY VP      COMMON        MAINSTAY VP     DEVELOPING       MAINSTAY VP       MAINSTAY VP      CORPORATE
    APPRECIATION--      CASH          STOCK--      CONVERTIBLE--     GROWTH--      FLOATING RATE--    GOVERNMENT--       BOND--
    SERVICE CLASS    MANAGEMENT    SERVICE CLASS   SERVICE CLASS   SERVICE CLASS   SERVICE CLASS(B)   SERVICE CLASS   SERVICE CLASS
    -------------------------------------------------------------------------------------------------------------------------------
        $2,276         $18,326        $3,076          $5,762          $1,800            $9,826           $5,048          $29,276
           608          12,643           138             516             295               410              590              907

                                                                                                                         ALGER
     MAINSTAY VP     MAINSTAY VP     MAINSTAY VP     MAINSTAY VP     MAINSTAY VP     MAINSTAY VP                        AMERICAN
       MID CAP         MID CAP         MID CAP         S&P 500        SMALL CAP         TOTAL        MAINSTAY VP         SMALL
       CORE--         GROWTH--         VALUE--         INDEX--        GROWTH--        RETURN--         VALUE--      CAPITALIZATION--
    SERVICE CLASS   SERVICE CLASS   SERVICE CLASS   SERVICE CLASS   SERVICE CLASS   SERVICE CLASS   SERVICE CLASS    CLASS S SHARES
    -------------------------------------------------------------------------------------------------------------------------------
       $10,572         $12,066         $15,702         $15,132         $6,043          $2,505          $4,638            $5,216
           160             330             292             571            166             390             212               331

--------------------------------------------------------------------------------

                                                                                     COLONIAL
                                                                                    SMALL CAP            DREYFUS IP
                                                                CALVERT            VALUE FUND,           TECHNOLOGY
                                                                 SOCIAL         VARIABLE SERIES--         GROWTH--
                                                                BALANCED             CLASS B           SERVICE SHARES
                                                           ------------------------------------------------------------
Number of shares.........................................         1,117                  250                  540
Identified cost..........................................        $2,083               $4,254               $4,461

                                                                                                         NEUBERGER
                                                                                      MFS(R)             BERMAN AMT
                                                                 MFS(R)             UTILITIES             MID-CAP
                                                           RESEARCH SERIES--         SERIES--             GROWTH--
                                                             SERVICE CLASS        SERVICE CLASS           CLASS S
                                                           ------------------------------------------------------------
Number of shares.........................................           102                1,014                   89
Identified cost..........................................        $1,511              $22,110               $1,586

                                                                                     COLONIAL
                                                                                    SMALL CAP            DREYFUS IP
                                                                CALVERT            VALUE FUND,           TECHNOLOGY
                                                                 SOCIAL         VARIABLE SERIES--         GROWTH--
                                                                BALANCED             CLASS B           SERVICE SHARES
                                                           ------------------------------------------------------------
Purchases................................................        $1,403               $4,085               $1,931
Proceeds from sales......................................           236                   38                  593

                                                                                                         NEUBERGER
                                                                                      MFS(R)             BERMAN AMT
                                                                 MFS(R)             UTILITIES             MID-CAP
                                                           RESEARCH SERIES--         SERIES--             GROWTH--
                                                             SERVICE CLASS        SERVICE CLASS           CLASS S
                                                           ------------------------------------------------------------
Purchases................................................         $996               $20,388               $1,191
Proceeds from sales......................................           63                   315                   92

(a) For the period May 2, 2005 (Commencement of Operations) through December 31, 2005.

                                     NYLIAC VARIABLE ANNUITY SEPARATE ACCOUNT-IV

--------------------------------------------------------------------------------

                                                                                  JANUS ASPEN
      FIDELITY(R)        FIDELITY(R)        FIDELITY(R)        JANUS ASPEN           SERIES             MFS(R)
          VIP                VIP                VIP               SERIES           WORLDWIDE          INVESTORS
    CONTRAFUND(R)--    EQUITY-INCOME--       MID CAP--          BALANCED--          GROWTH--        TRUST SERIES--
    SERVICE CLASS 2    SERVICE CLASS 2    SERVICE CLASS 2     SERVICE SHARES     SERVICE SHARES     SERVICE CLASS
    ---------------------------------------------------------------------------------------------------------------
          1,177                632                630                406                151                 60
        $31,529            $15,027            $18,515            $10,114             $3,896             $1,039

                                                                                   VAN KAMPEN
                                              T. ROWE                                 UIF              VICTORY
                                               PRICE             VAN ECK            EMERGING             VIF
         ROYCE              ROYCE              EQUITY           WORLDWIDE           MARKETS          DIVERSIFIED
       MICRO-CAP          SMALL-CAP            INCOME              HARD             EQUITY--           STOCK--
       PORTFOLIO          PORTFOLIO         PORTFOLIO-II          ASSETS            CLASS II        CLASS A SHARES
    ---------------------------------------------------------------------------------------------------------------
            131                298              1,250                726                693                204
         $1,565             $2,852            $27,032            $15,881             $8,012             $2,255

                                                                                  JANUS ASPEN
      FIDELITY(R)        FIDELITY(R)        FIDELITY(R)        JANUS ASPEN           SERIES             MFS(R)
          VIP                VIP                VIP               SERIES           WORLDWIDE          INVESTORS
    CONTRAFUND(R)--    EQUITY-INCOME--       MID CAP--          BALANCED--          GROWTH--        TRUST SERIES--
    SERVICE CLASS 2    SERVICE CLASS 2    SERVICE CLASS 2     SERVICE SHARES     SERVICE SHARES     SERVICE CLASS
    ---------------------------------------------------------------------------------------------------------------
        $22,593             $9,432            $13,203             $5,780             $2,086              $583
            149                534                350                306                178                80

                                                                                   VAN KAMPEN
                                              T. ROWE                                 UIF              VICTORY
                                               PRICE             VAN ECK            EMERGING             VIF
         ROYCE              ROYCE              EQUITY           WORLDWIDE           MARKETS          DIVERSIFIED
       MICRO-CAP          SMALL-CAP            INCOME              HARD             EQUITY--           STOCK--
      PORTFOLIO(A)       PORTFOLIO(A)       PORTFOLIO-II          ASSETS            CLASS II        CLASS A SHARES
    ---------------------------------------------------------------------------------------------------------------
         $1,582             $2,877            $17,322            $13,977             $5,955             $1,713
             20                 28                 29                190                 70                259

NOTE 3--Expenses and Related Party Transactions:
--------------------------------------------------------------------------------

NYLIAC deducts a surrender charge on certain partial withdrawals and surrenders, depending on the length of time a premium payment is in the policy before it is withdrawn. For LifeStages(R) Elite Variable Annuity and MainStay Elite Variable Annuity policies, this charge is 8% during the first three payment years and declines by 1% per year for each additional payment year, until the eighth payment year, after which no charge is made. In those states where NYLIAC offers a single premium version of LifeStages(R) Elite Variable Annuity and MainStay Elite Variable Annuity, there is a lower surrender charge. For LifeStages(R) Premium Plus Elite Variable Annuity policies, this charge is 8% during the first three payment years and declines to 7% in the fourth payment year, 6% in the fifth payment year, 5% in the sixth payment year, 4% in the seventh payment year and 3% in the eighth, ninth and tenth payment year, after which no charge is made. All surrender charges are recorded with policyowners' surrenders in the accompanying statement of changes in net assets. Surrender charges are paid to NYLIAC.

    NYLIAC also deducts an annual policy service charge on each policy anniversary date and upon surrender, if on the policy anniversary and/or date of surrender, the accumulation value is less than $100,000. This charge is $30 per policy.

    Additionally, NYLIAC reserves the right to charge $30 for each transfer in excess of 12 in any one policy year, subject to certain restrictions.

    The policies are also subject to an annualized mortality and expense risk and administrative costs charge of 1.70% for LifeStages(R) Elite Variable Annuity and MainStay Elite Variable Annuity policies and 1.90% for LifeStages(R) Premium Plus Elite Variable Annuity policies of the Adjusted Premium Payments allocated to the Investment Divisions and the DCA Advantage Account. It is deducted on a quarterly basis from the Investment Divisions. In addition, a pro-rata portion of the charge will be deducted on the date the policy is surrendered and upon payment of any death benefit proceeds. The mortality and expense risk and administrative charges are recorded in the accompanying summary of operations.

--------------------------------------------------------------------------------
NOTE 4 --Distribution of Net Income:
--------------------------------------------------------------------------------

The Separate Account does not expect to declare dividends to policyowners from accumulated net investment income and realized gains. The income and gains are distributed to policyowners as part of withdrawals of amounts (in the form of surrenders, death benefits, transfers, or annuity payments) in excess of the net premium payments.

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

NOTE 5--Unit Transactions (in 000's):
--------------------------------------------------------------------------------

The changes in units outstanding for the years ended December 31, 2005 and 2004 were as follows:

                                               MAINSTAY VP                      MAINSTAY VP
                               MAINSTAY VP        BASIC        MAINSTAY VP        CAPITAL
                               BALANCED--        VALUE--         BOND--       APPRECIATION--
                              SERVICE CLASS   SERVICE CLASS   SERVICE CLASS    SERVICE CLASS
                              -------------   -------------   -------------   ---------------
                                 2005(A)      2005    2004    2005    2004     2005     2004
                              ---------------------------------------------------------------
Units issued................      1,293        151     190     639     624     202      368
Units redeemed..............        (11)       (16)     (4)    (38)    (11)    (60)     (16)
                                  -----        ---     ---     ---     ---     ---      ---
  Net increase (decrease)...      1,282        135     186     601     613     142      352
                                  =====        ===     ===     ===     ===     ===      ===

                               MAINSTAY VP
                               HIGH YIELD      MAINSTAY VP     MAINSTAY VP     MAINSTAY VP
                                CORPORATE       INCOME &      INTERNATIONAL     LARGE CAP
                                 BOND--         GROWTH--        EQUITY--        GROWTH--
                              SERVICE CLASS   SERVICE CLASS   SERVICE CLASS   SERVICE CLASS
                              -------------   -------------   -------------   -------------
                              2005    2004    2005    2004    2005    2004    2005    2004
                              -------------------------------------------------------------
Units issued................  2,515   1,601    258     148     904     442     153     164
Units redeemed..............  (399)    (94)    (13)     (3)    (29)     (4)    (32)     (6)
                              -----   -----    ---     ---     ---     ---     ---     ---
  Net increase (decrease)     2,116   1,507    245     145     875     438     121     158
                              =====   =====    ===     ===     ===     ===     ===     ===

                                                                    ALGER
                                                                  AMERICAN
                               MAINSTAY VP                          SMALL                            COLONIAL SMALL
                                  TOTAL        MAINSTAY VP    CAPITALIZATION--                         CAP VALUE
                                RETURN--         VALUE--           CLASS S        CALVERT SOCIAL     FUND, VARIABLE
                              SERVICE CLASS   SERVICE CLASS        SHARES            BALANCED       SERIES--CLASS B
                              -------------   -------------   -----------------   ---------------   ----------------
                              2005    2004    2005    2004     2005      2004      2005     2004    2005    2004(C)
                              --------------------------------------------------------------------------------------
Units issued................   214     280     364     413       364       253      122      82      396       20
Units redeemed..............   (38)     (6)    (28)     (9)      (10)       (4)     (23)     (1)      (5)      --
                               ---     ---     ---     ---       ---       ---      ---      --      ---       --
  Net increase (decrease)...   176     274     336     404       354       249       99      81      391       20
                               ===     ===     ===     ===       ===       ===      ===      ==      ===       ==

                                JANUS ASPEN        MFS(R)                                               NEUBERGER
                                  SERIES          INVESTORS        MFS(R)                               BERMAN AMT
                                 WORLDWIDE          TRUST         RESEARCH            MFS(R)             MID-CAP
                                 GROWTH--         SERIES--        SERIES--      UTILITIES SERIES--       GROWTH--
                              SERVICE SHARES    SERVICE CLASS   SERVICE CLASS      SERVICE CLASS         CLASS S
                              ---------------   -------------   -------------   -------------------   --------------
                               2005     2004    2005    2004    2005    2004     2005      2004(D)    2005   2004(D)
                              --------------------------------------------------------------------------------------
Units issued................    178      177     43      48      76      50      1,418       164       92      45
Units redeemed..............    (11)      (2)    (1)     (1)     (2)     (1)       (22)       (1)      (3)     (1)
                                ---      ---     --      --      --      --      -----       ---       --      --
  Net increase (decrease)...    167      175     42      47      74      49      1,396       163       89      44
                                ===      ===     ==      ==      ==      ==      =====       ===       ==      ==

(a) For the period May 4, 2005 (Commencement of Operations) through December 31, 2005.

(b) For the period May 2, 2005 (Commencement of Operations) through December 31, 2005.

(c) For the period November 15, 2004 (Commencement of Operations) through December 31, 2004.

(d) For the period May 1, 2004 (Commencement of Operations) through December 31, 2004.

                                     NYLIAC VARIABLE ANNUITY SEPARATE ACCOUNT-IV

--------------------------------------------------------------------------------

                        MainStay VP                     MainStay VP     MainStay VP
                          Common        MainStay VP     Developing       Floating       MainStay VP
      MainStay VP         Stock--      Convertible--     Growth--         Rate--       Government--
    Cash Management    Service Class   Service Class   Service Class   Service Class   Service Class
    ----------------   -------------   -------------   -------------   -------------   -------------
     2005      2004    2005    2004    2005    2004    2005    2004       2005(b)      2005    2004
    ------------------------------------------------------------------------------------------------
     18,762    7,966    235     166     500     628     134     212         932         419     375
    (13,372)  (4,539)   (11)     (3)    (62)    (15)     (7)     (1)         (6)        (20)     (5)
    -------   ------    ---     ---     ---     ---     ---     ---         ---         ---     ---
      5,390    3,427    224     163     438     613     127     211         926         399     370
    =======   ======    ===     ===     ===     ===     ===     ===         ===         ===     ===

     MainStay VP     MainStay VP     MainStay VP      MainStay VP     MainStay VP
       Mid Cap         Mid Cap         Mid Cap          S&P 500        Small Cap
       Core--         Growth--         Value--          Index--        Growth--
    Service Class   Service Class   Service Class    Service Class   Service Class
    -------------   -------------   --------------   -------------   -------------
    2005    2004    2005    2004     2005    2004    2005    2004    2005    2004
    ------------------------------------------------------------------------------
     654     339     818     542    1,090     557    1,235   1,084    472     461
     (19)     (4)    (38)     (9)     (37)    (12)    (73)    (14)    (25)     (6)
     ---     ---     ---     ---    -----     ---    -----   -----    ---     ---
     635     335     780     533    1,053     545    1,162   1,070    447     455
     ===     ===     ===     ===    =====     ===    =====   =====    ===     ===


      DREYFUS IP                                                               JANUS ASPEN
      TECHNOLOGY      FIDELITY(R) VIP    FIDELITY(R) VIP   FIDELITY(R) VIP       SERIES
       GROWTH--       CONTRAFUND(R)--    EQUITY-INCOME--      MID CAP--        BALANCED--
    SERVICE SHARES    SERVICE CLASS 2    SERVICE CLASS 2   SERVICE CLASS 2   SERVICE SHARES
    ---------------   ----------------   ---------------   ---------------   ---------------
     2005     2004     2005      2004     2005     2004     2005     2004     2005     2004
    ----------------------------------------------------------------------------------------
      163      255     1,697      729      753      505      861      438      496      388
      (40)     (13)      (50)      (7)     (53)      (7)     (30)      (7)     (45)     (11)
      ---      ---     -----      ---      ---      ---      ---      ---      ---      ---
      123      242     1,647      722      700      498      831      431      451      377
      ===      ===     =====      ===      ===      ===      ===      ===      ===      ===

                                                                 VAN KAMPEN
                                                                     UIF          VICTORY
                                                     VAN ECK      EMERGING          VIF
       ROYCE          ROYCE       T. ROWE PRICE     WORLDWIDE      MARKETS      DIVERSIFIED
     MICRO-CAP      SMALL-CAP     EQUITY INCOME       HARD        EQUITY--        STOCK--
     PORTFOLIO      PORTFOLIO     PORTFOLIO--II      ASSETS       CLASS II     CLASS A SHARES
    ------------   ------------   --------------   -----------   -----------   --------------
      2005(B)        2005(B)       2005    2004    2005   2004   2005   2004   2005   2004(D)
    -----------------------------------------------------------------------------------------
        135            256        1,268     763    794    155    361    164    133       76
         (1)            (1)         (46)    (10)   (15)    (2)    (8)    (2)    (5)      (4)
        ---            ---        -----     ---    ---    ---    ---    ---    ---      ---
        134            255        1,222     753    779    153    353    162    128       72
        ===            ===        =====     ===    ===    ===    ===    ===    ===      ===

NOTE 6--Financial Highlights (Net Assets and Units Outstanding in 000's):
--------------------------------------------------------------------------------

The following table presents financial highlights for each Investment Division as of December 31, 2005, 2004, and 2003:


                                          MAINSTAY VP          MAINSTAY VP                 MAINSTAY VP
                                          BALANCED--          BASIC VALUE--                  BOND--
                                         SERVICE CLASS        SERVICE CLASS               SERVICE CLASS
                                         -------------   ------------------------   -------------------------
                                            2005(A)       2005     2004     2003     2005      2004     2003
                                         --------------------------------------------------------------------
Net Assets.............................     $13,598      $4,386   $2,549   $  310   $13,750   $7,140   $  661
Units Outstanding......................       1,282         350      215       29     1,279      678       65
Variable Accumulation Unit Value.......     $ 10.49      $12.49   $11.87   $10.69   $ 10.72   $10.53   $10.14
Total Return...........................        4.9%        5.2%    11.1%     6.9%      1.9%     3.8%     1.4%
Investment Income Ratio................        2.4%        0.9%     1.3%     4.9%      3.9%     5.9%    24.1%

                                          MAINSTAY VP                                       MAINSTAY VP
                                           FLOATING             MAINSTAY VP                  HIGH YIELD
                                            RATE--             GOVERNMENT--               CORPORATE BOND--
                                         SERVICE CLASS         SERVICE CLASS               SERVICE CLASS
                                         -------------   -------------------------   --------------------------
                                            2005(B)       2005      2004     2003     2005      2004      2003
                                         ----------------------------------------------------------------------
Net Assets.............................     $9,509       $8,578    $4,236   $  378   $48,692   $21,542   $2,970
Units Outstanding......................        926          807       408       38     3,899     1,783      276
Variable Accumulation Unit Value.......     $10.19       $10.60    $10.39   $10.08   $ 12.40   $ 12.08   $10.74
Total Return...........................       1.9%         2.1%      3.1%     0.8%      2.7%     12.5%     7.4%
Investment Income Ratio................       4.2%         4.0%      6.8%    24.9%      7.7%     12.0%    42.9%

                                                MAINSTAY VP                 MAINSTAY VP                  MAINSTAY VP
                                                  MID CAP                     S&P 500                     SMALL CAP
                                                  VALUE--                     INDEX--                     GROWTH--
                                               SERVICE CLASS               SERVICE CLASS                SERVICE CLASS
                                         -------------------------   --------------------------   -------------------------
                                          2005      2004     2003     2005      2004      2003     2005      2004     2003
                                         ----------------------------------------------------------------------------------
Net Assets.............................  $23,329   $8,089   $  731   $29,950   $14,415   $1,224   $12,811   $6,538   $  745
Units Outstanding......................    1,663      610       65     2,342     1,180      110       966      519       64
Variable Accumulation Unit Value.......  $ 13.98   $13.26   $11.31   $ 12.76   $ 12.21   $11.08   $ 13.09   $12.61   $11.55
Total Return...........................     5.4%    17.2%    13.1%      4.5%     10.2%    10.8%      3.8%     9.1%    15.5%
Investment Income Ratio................     0.8%     1.3%     5.7%      1.4%      2.6%     9.1%        --       --       --

Annualized percentages are shown for the Investment Income Ratio for all investment divisions in all periods.
For individual division commencing during the period indicated, Total Return is calculated from the date of commencement through the end of the year.
Charges and fees levied by NYLIAC are disclosed in Note 3.

(a) For the period May 4, 2005 (Commencement of Operations) through December 31, 2005.

(b) For the period May 2, 2005 (Commencement of Operations) through December 31, 2005.

(c) For the period November 15, 2004 (Commencement of Operations) through December 31, 2004.

                                     NYLIAC VARIABLE ANNUITY SEPARATE ACCOUNT-IV

--------------------------------------------------------------------------------

          MAINSTAY VP
            CAPITAL                                              MAINSTAY VP                 MAINSTAY VP
         APPRECIATION--               MAINSTAY VP               COMMON STOCK--              CONVERTIBLE--
         SERVICE CLASS              CASH MANAGEMENT             SERVICE CLASS               SERVICE CLASS
    ------------------------   -------------------------   ------------------------   -------------------------
     2005     2004     2003     2005      2004     2003     2005     2004     2003     2005      2004     2003
    -----------------------------------------------------------------------------------------------------------
    $6,867   $4,718   $  653   $10,281   $4,517   $1,048   $5,553   $2,375   $  321   $13,997   $8,095   $  993
       553      411       59     9,864    4,474    1,047      416      192       29     1,142      704       91
    $12.43   $11.49   $11.06   $  1.04   $ 1.01   $ 1.00   $13.25   $12.34   $11.15   $ 12.23   $11.50   $10.87
      8.1%     3.9%    10.6%      3.0%     0.8%     0.1%     7.4%    10.6%    11.5%      6.3%     5.9%     8.7%
        --     0.1%     0.9%      3.0%     0.9%     0.4%     1.2%     2.0%     6.3%      1.7%     3.1%    14.8%


           MAINSTAY VP
       DEVELOPING GROWTH--
          SERVICE CLASS
     ------------------------
      2005     2004     2003
     ------------------------
     $4,573   $2,618   $  192
        356      229       18
     $12.78   $11.44   $10.83
      11.7%     5.6%     8.3%
         --       --       --

                                                                 MAINSTAY VP                 MAINSTAY VP
          MAINSTAY VP                 MAINSTAY VP                 LARGE CAP                    MID CAP
       INCOME & GROWTH--        INTERNATIONAL EQUITY--             GROWTH--                    CORE--
         SERVICE CLASS               SERVICE CLASS              SERVICE CLASS               SERVICE CLASS
    ------------------------   -------------------------   ------------------------   -------------------------
     2005     2004     2003     2005      2004     2003     2005     2004     2003     2005      2004     2003
    -----------------------------------------------------------------------------------------------------------
    $5,074   $1,904   $  134   $19,738   $6,482   $  542   $3,383   $1,927   $  320   $15,476   $4,966   $  482
       403      158       13     1,361      486       48      309      188       30     1,015      380       45
    $12.60   $12.06   $10.73   $ 14.36   $13.33   $11.39   $10.67   $10.25   $10.52   $ 15.10   $13.06   $10.72
      4.5%    12.4%     7.3%      7.7%    17.1%    13.9%     4.1%    (2.6%)    5.2%     15.6%    21.9%     7.2%
      1.4%     3.5%     7.7%      2.3%     1.5%    12.1%       --     0.1%     0.8%      0.6%     0.6%     2.4%

            MAINSTAY VP
              MID CAP
             GROWTH--
           SERVICE CLASS
     -------------------------
      2005      2004     2003
     -------------------------
     $23,016   $8,646   $1,001
       1,401      621       88
     $ 16.26   $13.92   $11.38
       16.8%    22.3%    13.8%
          --       --       --

                                                                                                                      COLONIAL
                                                                                                                      SMALL CAP
          MAINSTAY VP                 MAINSTAY VP               ALGER AMERICAN                CALVERT                VALUE FUND,
         TOTAL RETURN--                 VALUE--             SMALL CAPITALIZATION--             SOCIAL             VARIABLE SERIES--
         SERVICE CLASS               SERVICE CLASS              CLASS S SHARES                BALANCED                 CLASS B
    ------------------------   -------------------------   ------------------------   ------------------------   -------------------
     2005     2004     2003     2005      2004     2003     2005     2004     2003     2005     2004     2003     2005     2004(C)
    --------------------------------------------------------------------------------------------------------------------------------
    $5,855   $3,517   $  398   $10,400   $5,599   $  469   $9,424   $3,436   $  176   $2,174   $  941   $   29   $4,510     $  207
       487      311       37       781      445       41      619      265       16      183       84        3      411         20
    $12.02   $11.32   $10.67   $ 13.32   $12.57   $11.33   $15.10   $12.95   $11.14   $11.83   $11.19   $10.34   $10.83     $10.27
      6.2%     6.1%     6.7%      6.0%    11.0%    13.3%    16.6%    16.3%    11.4%     5.7%     8.3%     3.4%     5.5%       2.7%
      1.7%     2.7%    13.8%      1.3%     1.7%    10.8%       --       --       --     2.3%     3.2%    13.0%       --       3.3%

NOTE 6--Financial Highlights (Net Assets and Units Outstanding in 000's) (Continued):
--------------------------------------------------------------------------------

                                     DREYFUS IP
                                     TECHNOLOGY               FIDELITY(R) VIP             FIDELITY(R) VIP
                                      GROWTH--                CONTRAFUND(R)--             EQUITY-INCOME--
                                   SERVICE SHARES             SERVICE CLASS 2             SERVICE CLASS 2
                              ------------------------   -------------------------   -------------------------
                               2005     2004     2003     2005      2004     2003     2005      2004     2003
                              --------------------------------------------------------------------------------
Net Assets..................  $4,846   $3,289   $  575   $36,377   $9,978   $  667   $15,969   $6,608   $  535
Units Outstanding...........     416      293       51     2,429      782       60     1,247      547       49
Variable Accumulation Unit
 Value......................  $11.60   $11.21   $11.18   $ 14.88   $12.76   $11.08   $ 12.76   $12.09   $10.87
Total Return................    3.5%     0.2%    11.8%     16.6%    15.2%    10.8%      5.6%    11.2%     8.7%
Investment Income Ratio.....      --       --       --      0.1%       --       --      1.0%     0.4%       --

                                     FIDELITY(R)
                                         VIP
                                      MID CAP--
                                   SERVICE CLASS 2
                              -------------------------
                               2005      2004     2003
                              -------------------------
Net Assets..................  $21,882   $6,502   $  219
Units Outstanding...........    1,281      450       19
Variable Accumulation Unit
 Value......................  $ 17.05   $14.45   $11.59
Total Return................    18.0%    24.7%    15.9%
Investment Income Ratio.....       --       --       --

                                                       NEUBERGER
                                                       BERMAN AMT
                                    MFS(R)              MID-CAP          ROYCE       ROYCE           T. ROWE PRICE
                              UTILITIES SERIES--        GROWTH--       MICRO-CAP   SMALL-CAP         EQUITY INCOME
                                 SERVICE CLASS          CLASS S        PORTFOLIO   PORTFOLIO         PORTFOLIO--II
                              -------------------   ----------------   ---------   ---------   --------------------------
                                2005     2004(A)     2005    2004(A)    2005(B)     2005(B)     2005      2004      2003
                              -------------------------------------------------------------------------------------------
Net Assets..................  $24,083     $2,138    $1,826   $  519     $1,680      $2,922     $27,350   $10,477   $  684
Units Outstanding...........    1,559        163       133       44        134         255       2,036       814       61
Variable Accumulation Unit
 Value......................  $ 15.32     $13.14    $13.43   $11.84     $12.26      $11.30     $ 13.35   $ 12.88   $11.24
Total Return................    16.6%      31.4%     13.4%    18.4%      22.6%       13.0%        3.7%     14.6%    12.4%
Investment Income Ratio.....     0.3%         --        --       --       1.3%          --        1.5%      1.6%     2.2%

Annualized percentages are shown for the Investment Income Ratio for all investment divisions in all periods.

For individual division commencing during the period indicated, Total Return is calculated from the date of commencement through the end of the year.

Charges and fees levied by NYLIAC are disclosed in Note 3.

(a) For the period May 1, 2004 (Commencement of Operations) through December 31, 2004.

(b) For the period May 2, 2005 (Commencement of Operations) through December 31, 2005.

                                     NYLIAC VARIABLE ANNUITY SEPARATE ACCOUNT-IV

--------------------------------------------------------------------------------


                                      JANUS ASPEN
           JANUS ASPEN                   SERIES
             SERIES                    WORLDWIDE               MFS(R) INVESTORS                MFS(R)
           BALANCED--                   GROWTH--                TRUST SERIES--           RESEARCH SERIES--
         SERVICE SHARES              SERVICE SHARES             SERVICE CLASS              SERVICE CLASS
    -------------------------   ------------------------   ------------------------   ------------------------
     2005      2004     2003     2005     2004     2003     2005     2004     2003     2005     2004     2003
    ----------------------------------------------------------------------------------------------------------
    $10,829   $4,841   $  460   $4,185   $2,090   $  125   $1,145   $  579   $   19   $1,664   $  632   $   36
        871      420       43      354      187       12       91       49        2      126       52        3
    $ 12.41   $11.52   $10.64   $11.83   $11.20   $10.72   $12.61   $11.79   $10.61   $13.20   $12.27   $10.61
       7.7%     8.3%     6.4%     5.6%     4.5%     7.2%     7.0%    11.1%     6.1%     7.6%    15.6%     6.1%
       2.4%     3.3%     7.2%     1.3%     1.3%     1.4%     0.3%     0.2%       --     0.3%     0.5%       --

                                       VAN KAMPEN
             VAN ECK                  UIF EMERGING              VICTORY VIF
            WORLDWIDE               MARKETS EQUITY--        DIVERSIFIED STOCK--
           HARD ASSETS                  CLASS II               CLASS A SHARES
    -------------------------   -------------------------   --------------------
     2005      2004     2003     2005      2004     2003      2005      2004(A)
    ----------------------------------------------------------------------------
    $20,303   $2,285   $   98   $10,360   $2,508   $  127    $2,453     $  809
        941      162        9       526      173       11       200         72
    $ 21.39   $14.11   $11.38   $ 19.37   $14.48   $11.77    $12.14     $11.17
      51.7%    24.0%    13.8%     33.8%    23.0%    17.7%      8.7%      11.7%
       0.1%     0.1%       --      0.3%     0.6%       --      0.1%       1.6%

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
--------------------------------------------------------------------------------

To the Board of Directors of New York Life Insurance and Annuity Corporation and the Variable Annuity Separate Account IV Policyowners;

In our opinion, the accompanying statement of assets and liabilities and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of each of the MainStay VP Balanced--Service Class, MainStay VP Basic Value--Service Class (formerly known as MainStay VP Dreyfus Large Company Value--Service Class), MainStay VP Bond--Service Class, MainStay VP Capital Appreciation--Service Class, MainStay VP Cash Management, MainStay VP Common Stock--Service Class, MainStay VP Convertible--Service Class, MainStay VP Developing Growth--Service Class (formerly known as, MainStay VP Lord Abbett Developing Growth--Service Class), MainStay VP Floating Rate--Service Class, MainStay VP Government--Service Class, MainStay VP High Yield Corporate Bond--Service Class, MainStay VP Income & Growth--Service Class (formerly known as MainStay VP American Century Income & Growth--Service Class), MainStay VP International Equity--Service Class, MainStay VP Large Cap Growth--Service Class (formerly known as MainStay VP Growth--Service Class and MainStay VP Eagle Asset Management Growth Equity--Service Class), MainStay VP Mid Cap Core--Service Class, MainStay VP Mid Cap Growth--Service Class, MainStay VP Mid Cap Value--Service Class, MainStay VP S&P 500 Index--Service Class, MainStay VP Small Cap Growth--Service Class, MainStay VP Total Return--Service Class, MainStay VP Value--Service Class, Alger American Small Capitalization--Class S Shares, Calvert Social Balanced, Colonial Small Cap Value Fund, Variable Series--Class B, Dreyfus IP Technology Growth--Service Shares, Fidelity(R) VIP Contrafund(R)--Service Class 2, Fidelity(R) VIP Equity-Income--Service Class 2, Fidelity(R) VIP Mid Cap--Service Class 2, Janus Aspen Series Balanced--Service Shares, Janus Aspen Series Worldwide Growth--Service Shares, MFS(R) Investors Trust Series--Service Class, MFS(R) Research Series--Service Class, MFS(R) Utilities Series--Service Class, Neuberger Berman AMT Mid-Cap Growth--Class S, Royce Micro-Cap Portfolio, Royce Small-Cap Portfolio, T. Rowe Price Equity Income Portfolio--II, Van Eck Worldwide Hard Assets, Van Kampen UIF Emerging Markets Equity--Class II and Victory VIF Diversified Stock--Class A Shares Investment Divisions (constituting the NYLIAC Variable Annuity Separate Account-IV) as of December 31, 2005, the results of each of their operations, the changes in each of their net assets and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America, These financial statements and the financial highlights (hereafter referred to as "financial statements") are the responsibility of New York Life Insurance and Annuity Corporation management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments at December 31, 2005 by correspondence with the funds, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
February 22, 2006

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

                       CONSOLIDATED FINANCIAL STATEMENTS
                                  (GAAP BASIS)
                           DECEMBER 31, 2005 AND 2004

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

                           CONSOLIDATED BALANCE SHEET

                                                                DECEMBER 31,
                                                              -----------------
                                                               2005      2004
                                                              -------   -------
                                                                (IN MILLIONS)
                                    ASSETS
Fixed maturities, at fair value
  Available for sale........................................  $36,467   $34,527
  Trading securities........................................       13        26
Equity securities, at fair value
  Available for sale........................................       32        40
  Trading securities........................................       56        79
Mortgage loans..............................................    3,609     3,090
Policy loans................................................      599       570
Other long-term investments.................................      404       667
                                                              -------   -------
     Total investments......................................   41,180    38,999
Cash and cash equivalents...................................      422       680
Deferred policy acquisition costs...........................    2,978     2,437
Interest in annuity contracts...............................    4,005     3,712
Amounts recoverable from reinsurer..........................    6,090     5,935
Other assets................................................      754     1,351
Separate account assets.....................................   13,990    12,704
                                                              -------   -------
     Total assets...........................................  $69,419   $65,818
                                                              =======   =======

                     LIABILITIES AND STOCKHOLDER'S EQUITY


LIABILITIES
Policyholders' account balances.............................  $38,413   $34,715
Future policy benefits......................................    1,460     1,360
Policy claims...............................................      126       151
Obligations under structured settlement agreements..........    4,005     3,712
Amounts payable to reinsurer................................    4,844     4,553
Other liabilities...........................................    2,087     4,000
Separate account liabilities................................   13,990    12,704
                                                              -------   -------
     Total liabilities......................................   64,925    61,195
                                                              -------   -------
STOCKHOLDER'S EQUITY
Capital stock -- par value $10,000 (20,000 shares
  authorized, 2,500 issued and outstanding).................       25        25
Additional paid in capital..................................    1,410     1,410
Accumulated other comprehensive income......................      231       653
Retained earnings...........................................    2,828     2,535
                                                              -------   -------
     Total stockholder's equity.............................    4,494     4,623
                                                              -------   -------
     Total liabilities and stockholder's equity.............  $69,419   $65,818
                                                              =======   =======

          See accompanying notes to consolidated financial statements.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

                        CONSOLIDATED STATEMENT OF INCOME

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               2005     2004     2003
                                                              ------   ------   ------
                                                                   (IN MILLIONS)
REVENUES
  Premiums..................................................  $  138   $   29   $    3
  Fees-universal life and annuity policies..................     366      669      603
  Net investment income.....................................   2,187    2,006    1,801
  Net investment gains/(losses).............................      --       31       (3)
  Net revenue from reinsurance..............................     276        4        7
  Other income..............................................      33       26       24
                                                              ------   ------   ------
     Total revenues.........................................   3,000    2,765    2,435
                                                              ------   ------   ------
EXPENSES
  Interest credited to policyholders' account balances......   1,488    1,376    1,257
  Policyholder benefits.....................................     216      169      139
  Operating expenses........................................     865      762      664
                                                              ------   ------   ------
     Total expenses.........................................   2,569    2,307    2,060
                                                              ------   ------   ------
  Income before income taxes................................     431      458      375
  Income tax expense........................................     138      150      116
                                                              ------   ------   ------
NET INCOME..................................................  $  293   $  308   $  259
                                                              ======   ======   ======

          See accompanying notes to consolidated financial statements.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

                 CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
                  YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

                                                                             ACCUMULATED
                                                                                OTHER
                                                    ADDITIONAL              COMPREHENSIVE       TOTAL
                                          CAPITAL    PAID IN     RETAINED      INCOME       STOCKHOLDER'S
                                           STOCK     CAPITAL     EARNINGS      (LOSS)          EQUITY
                                          -------   ----------   --------   -------------   -------------
                                                                   (IN MI}LIONS)
BALANCE AT JANUARY 1, 2003..............    $25       $  910      $1,968        $ 451          $3,354
                                                                                               ------
Comprehensive income:
  Net income............................                             259                          259
                                                                                               ------
     Unrealized investment gains, net of
       related offsets, reclassification
       adjustments and income taxes.....                                          139             139
                                                                                               ------
  Other comprehensive income............                                                          139
                                                                                               ------
Total comprehensive income..............                                                          398
  Capital contribution..................                 500                                      500
                                            ---       ------      ------        -----          ------
BALANCE AT DECEMBER 31, 2003............     25        1,410       2,227          590           4,252
                                                                                               ------
Comprehensive income:
  Net income............................                             308                          308
                                                                                               ------
     Unrealized investment gains, net of
       related offsets, reclassification
       adjustments and income taxes.....                                           63              63
                                                                                               ------
  Other comprehensive income............                                                           63
                                                                                               ------
Total comprehensive income..............                                                          371
                                            ---       ------      ------        -----          ------
BALANCE AT DECEMBER 31, 2004............     25        1,410       2,535          653           4,623
                                                                                               ------
Comprehensive income:
  Net income............................                             293                          293
                                                                                               ------
     Unrealized investment gains, net of
       related offsets, reclassification
       adjustments and income taxes.....                                         (422)           (422)
                                                                                               ------
  Other comprehensive income............                                                         (422)
                                                                                               ------
Total comprehensive income..............                                                         (129)
                                            ---       ------      ------        -----          ------
BALANCE AT DECEMBER 31, 2005............    $25       $1,410      $2,828        $ 231          $4,494
                                            ===       ======      ======        =====          ======

          See accompanying notes to consolidated financial statements.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2005       2004       2003
                                                              --------   --------   --------
                                                                      (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $    293   $    308   $    259
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation and amortization...........................        62         43         35
    Net capitalization of deferred policy acquisition
      costs.................................................      (232)      (318)      (336)
    Annuity and universal life fees.........................      (375)      (338)      (296)
    Interest credited to policyholders' account balances....     1,488      1,376      1,257
    Net investment (gains) losses...........................        --        (31)         3
    Deferred income taxes...................................        16         63         17
    Amortization of deferred gains on intercompany
      reinsurance...........................................       (20)        --         --
    (Increase) decrease in:
      Net separate account assets and liabilities...........        --          3         19
      Other assets and other liabilities....................       (31)       (14)      (257)
      Reinsurance recoverables and payables.................        76        (61)         7
      Trading securities....................................        32         36         89
    Increase (decrease) in:
      Policy claims.........................................       (25)        44          4
      Future policy benefits................................       156         19        (23)
                                                              --------   --------   --------
         NET CASH PROVIDED BY OPERATING ACTIVITIES..........     1,440      1,130        778
                                                              --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from:
    Sale of available for sale fixed maturities.............    17,013     21,439     22,559
    Maturity of available for sale fixed maturities.........       532        567        418
    Sale of equity securities...............................        39         25         39
    Repayment of mortgage loans.............................       459        480        776
    Sale of other investments...............................       329         34        520
  Cost of:
    Available for sale fixed maturities acquired............   (20,135)   (26,796)   (27,666)
    Equity securities acquired..............................       (10)       (17)       (19)
    Mortgage loans acquired.................................      (978)      (852)    (1,052)
    Other investments acquired..............................       (70)      (443)       (70)
  Policy loans (net)........................................       (29)        (8)        14
                                                              --------   --------   --------
         NET CASH USED IN INVESTING ACTIVITIES..............    (2,850)    (5,571)    (4,481)
                                                              --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Policyholders' account balances:
    Deposits................................................     5,828      6,235      5,094
    Withdrawals.............................................    (2,981)    (2,147)    (1,715)
    Net transfers to the separate accounts..................      (254)      (458)      (258)
  (Decrease) increase in loaned securities..................      (341)      (369)       125
  Securities sold under agreements to repurchase (net)......      (867)       866       (644)
  Net (paydowns) proceeds from affiliated credit
    agreements..............................................      (233)       233         --
  Capital contribution received from parent.................        --         --        500
                                                              --------   --------   --------
         NET CASH PROVIDED BY FINANCING ACTIVITIES..........     1,152      4,360      3,102
                                                              --------   --------   --------
Net increase (decrease) in cash and cash equivalents........      (258)       (81)      (601)
                                                              --------   --------   --------
Cash and cash equivalents, beginning of year................       680        761      1,362
                                                              --------   --------   --------
CASH AND CASH EQUIVALENTS, END OF YEAR......................  $    422   $    680   $    761
                                                              ========   ========   ========

          See accompanying notes to consolidated financial statements.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2005, 2004 AND 2003

NOTE 1 -- NATURE OF OPERATIONS

     New York Life Insurance and Annuity Corporation (the "Company") is a direct, wholly owned subsidiary of New York Life Insurance Company ("New York Life"), domiciled in the State of Delaware. The Company offers a wide variety of interest sensitive and variable life insurance and annuity products to a large cross section of the insurance market. The Company markets its products in all 50 of the United States, and the District of Columbia, primarily through its agency force with certain products also marketed through independent brokers and brokerage general agents. Prior to July 1, 2002, the Company also had marketed individual life insurance through its branch office and agency force in Taiwan. On July 1, 2002, the branch office was transferred to an affiliated company, as described in Note 9 -- Reinsurance.

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and reflect the consolidation with majority owned and controlled limited liability companies.

     Certain amounts in prior years have been reclassified to conform to the current year presentation. These reclassifications had no effect on net income or stockholder's equity as previously reported.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results may differ from estimates.

  INVESTMENTS

     Fixed maturity investments classified as available-for-sale or trading are reported at fair value. For publicly traded fixed maturities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable fair value, the Company has determined an estimated fair value using either a discounted cash flow approach, broker-dealer quotations or management's pricing model. Unrealized gains and losses on available-for-sale securities are reported in other comprehensive income, net of deferred taxes and related adjustments. Unrealized gains and losses from investments classified as trading securities are reflected in net investment gains (losses) in the accompanying Consolidated Statement of Income.

     Changes in future anticipated cash flows on mortgage and asset-backed securities from the original purchase assumptions are accounted for using the retrospective yield adjustment method.

     Equity securities are carried at fair value. The estimated fair value of equity securities has been determined using quoted market prices for publicly traded securities and management's pricing model for private placement securities. Equity securities classified as available-for-sale, reflect unrealized gains and losses in other comprehensive income, net of deferred taxes and related adjustments. Unrealized gains and losses from investments in equity securities classified as trading are reflected in net investment gains (losses) in the accompanying Consolidated Statement of Income.

     The cost basis of fixed maturities and equity securities is adjusted for impairments in value deemed to be other than temporary, with the associated realized loss reported in net investment gains and losses in the accompanying Consolidated Statement of Income. Factors considered in evaluating whether a decline in value is other than temporary include: 1) whether the decline is substantial; 2) the amount of time that the fair

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

value has been less than cost; 3) the financial condition and near-term prospects of the issuer; and 4) the Company's ability and intent to retain the investment for the period of time sufficient to allow for an anticipated recovery in value.

     Mortgage loans on real estate are carried at unpaid principal balances, net of discounts/premiums and valuation allowances, and are secured. Specific valuation allowances are established for the excess carrying value of the mortgage loan over its estimated fair value, when it is probable that, based on current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Specific valuation allowances are based upon the fair value of the collateral or the present value of expected future cash flows discounted at the loan's original effective interest rate. The Company also has a general valuation allowance for estimated future credit losses on currently performing mortgages. The general valuation allowance is based on the Company's historical loss experience for the mortgage loan portfolio.

     Policy loans are stated at the aggregate balance due, which approximates fair value since loans on policies have no defined maturity date and reduce amounts payable at death or surrender.

     Cash equivalents include investments that have original maturities of three months or less at date of purchase and are carried at amortized cost, which approximates fair value.

     Short-term investments that have maturities between three and twelve months at date of purchase are included in fixed maturities on the Consolidated Balance Sheet and are carried at amortized cost, which approximates fair value.

     Other long-term investments consist primarily of direct investments in limited partnerships and limited liability companies, derivatives, investment real estate and collateralized third party commercial loans. Investments in limited partnerships and limited liability companies are carried on the equity method of accounting. Investments in real estate, which the Company has the intent to hold for the production of income, are carried at depreciated cost, net of write-downs for other than temporary declines in fair value. Properties held for sale are carried at the lower of depreciated cost or fair value less estimated selling costs. Collateralized third party commercial loans are reported at their outstanding principal balance reduced by any charge-off or specific or general valuation allowance and net of any deferred fees or costs on originated loans or unamortized premiums or discounts on purchased loans. Loan origination fees are capitalized and recognized as an adjustment of the yield of the related loan using the interest method.

     Derivative financial instruments are accounted for at fair value. The treatment of changes in the fair value of derivatives depends on the character of the transaction, including whether it has been designated and qualifies as part of a hedging relationship, as discussed in Note 10 -- Derivative Financial Instruments and Risk Management.

     Net investment gains (losses) on sales are generally computed using the specific identification method.

  LOANED SECURITIES AND REPURCHASE AGREEMENTS

     Securities loaned are treated as financing arrangements and are recorded at the amount of cash received. With respect to securities loaned, the Company obtains collateral in an amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively. The Company monitors the fair value of securities borrowed and loaned with additional collateral obtained as necessary.

     Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as financing arrangements and are carried at fair value including accrued interest. It is the Company's policy to generally take possession or control of the securities purchased under these agreements to resell. Assets to be repurchased or resold are the same or substantially the same as the assets borrowed or sold. The

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

fair value of the securities to be repurchased or resold is monitored and additional collateral is obtained, where appropriate, to protect against credit exposure.

  DEFERRED POLICY ACQUISITION COSTS ("DAC")

     The costs of acquiring new and maintaining renewal business and certain costs of issuing policies that vary with and are primarily related to the production of new and renewal business have been deferred and recorded as an asset in the accompanying Consolidated Balance Sheet. These costs consist primarily of commissions, certain expenses of underwriting and issuing contracts, and certain agency expenses.

     Deferred acquisition costs for annuity and universal life contracts are amortized in proportion to estimated gross profits over the effective life of the contracts, which is assumed to be 25 years for universal life contracts and 15 years for deferred annuities. The Company uses a pricing based approach for projections of future gross margins, which include original pricing earned rates. Changes in assumptions on the expected gross profits result in retroactive adjustments in the current year's amortization. The carrying amount of the deferred policy acquisition cost asset is adjusted at each balance sheet date as if the unrealized gains or losses on investments associated with these insurance contracts had been realized and included in the gross profits used to determine current period amortization. The increase or decrease in the deferred policy acquisition cost asset due to unrealized gains or losses is recorded in other comprehensive income.

     Deferred acquisition costs for annuity policies with life contingencies are amortized in proportion to premium income over the effective premium-paying period of the contract. Assumptions as to anticipated premiums are made at the date of policy issuance and are consistently applied during the lives of the contract. Deviations from estimated experience are included in operating expenses in the accompanying Consolidated Statement of Income when they occur.

  SALES INDUCEMENTS

     For some Deferred Annuity products, the Company offers new policyholders a bonus equal to a specified percentage of the policyholder's deposit. The Company defers these sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. Deferred sales inducements are reported in Other Assets on the Consolidated Balance Sheet.

  POLICYHOLDERS' ACCOUNT BALANCES

     Policyholders' account balances on annuity and universal life contracts are equal to cumulative deposits plus interest credited less withdrawals, mortality and expense charges, and administrative charges. This liability includes amounts that have been assessed to compensate the insurer for services to be performed over future periods.

  OTHER ASSETS AND OTHER LIABILITIES

     Other assets primarily consist of investment income due and accrued, amounts receivable for undelivered securities, sales inducements, furniture and equipment and capitalized software and web development costs. Furniture and equipment is stated at cost less accumulated depreciation. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets, which generally ranges from 3 to 10 years. Capitalized external and internal software and web development costs are amortized on a straight-line basis over the estimated useful life of the software, not to exceed 5 years. Other liabilities consist primarily of securities loaned, payable to affiliates, net deferred tax liabilities and repurchase agreements.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  RECOGNITION OF INCOME AND RELATED EXPENSES

     Premiums from annuity policies with life contingencies are recognized as income when due. The associated benefits and expenses are matched with income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by providing for liabilities for future policy benefits (as discussed in Note 5 -- Policyholders' Liabilities) and the deferral and subsequent amortization of policy acquisition costs.

     Premiums from whole life and term policies are recognized as income when due. The associated benefits and expenses are matched with income so as to result in the recognition of profits over the life of the contracts. This is accomplished by providing for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

     Amounts received under deferred annuity and universal life contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period for mortality and expense risk, policy administration and surrender charges, and are included as fee income in the Consolidated Statement of Income. Amounts previously assessed to compensate the Company for services to be performed over future periods are deferred and recognized into income in the period benefited using the same assumptions and factors used to amortize deferred policy acquisition costs. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

     Premiums for contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, are recorded as income when due. Any excess profit is deferred and recognized as income in a constant relationship to insurance in force and, for annuities, in relation to the amount of expected future benefit payments.

     Net revenue from reinsurance primarily represents the experience rated refund, the amortization of the deferred gain, and the reserve adjustment associated with the reinsurance business ceded to New York Life, as discussed in
Note 9 -- Reinsurance. This reserve adjustment excludes ceded Universal Life fees and ceded Policyholder Benefits, which are included on these respective lines on the Consolidated Statement of Income.

  FEDERAL INCOME TAXES

     The Company is a member of a group that files a consolidated federal income tax return with New York Life. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with a tax allocation agreement. The tax allocation agreement provides that the Company is allocated its share of the consolidated tax provision or benefit determined generally on a separate company basis. Intercompany tax balances are settled quarterly on an estimated basis with a final settlement within 30 days of the filing of the consolidated return. Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years. Deferred federal income tax assets ("DTAs") and liabilities ("DTLs") are recognized for expected future tax consequences of temporary differences between GAAP and taxable income. Temporary differences are identified and measured using a balance sheet approach whereby GAAP and tax balance sheets are compared.

  SEPARATE ACCOUNTS

     The Company has separate accounts, some of which are registered with the Securities and Exchange Commission ("SEC"), and others that are not registered with the SEC. The separate accounts have varying investment objectives, and are segregated from the Company's general account and are maintained for the benefit of separate account policyholders. At December 31, 2005 and 2004, all separate account assets are

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

stated at fair value. Separate account liabilities at December 31, 2005 and 2004 represents the policyholders' interest in the account, and includes accumulated net investment income and realized and unrealized gains and losses on the assets, which generally reflects fair value.

  FAIR VALUES OF FINANCIAL INSTRUMENTS

     Fair values of various assets and liabilities are included throughout the notes to the financial statements. Specifically, fair value disclosure of fixed maturities, equity securities, mortgage loans, cash equivalents, and short-term investments are reported in Note 2 -- Significant Accounting Policies and Note
3 -- Investments. Fair values of policyholders' account balances are reported in
Note 5 -- Policyholders' Liabilities. Fair values of repurchase agreements are included in Note 11 -- Commitments and Contingencies.

  BUSINESS RISKS AND UNCERTAINTIES

     The Company's investment portfolio consists principally of fixed income securities as well as mortgage loans, policy loans, limited partnerships, and preferred and common stocks. The fair value of the Company's investments varies depending on economic and market conditions and the interest rate environment. For example, if interest rates rise, the securities in the Company's fixed-income portfolio generally will decrease in value. If interest rates decline, the securities in the fixed-income portfolio generally will increase in value. For various reasons, the Company may, from time to time, be required to sell certain investments at a price and a time when their fair value is less than their book value.

     Mortgage loans, many of which have balloon payment maturities, and equity real estate, are generally illiquid and carry a greater risk of investment losses than investment grade fixed maturities.

     Changes in interest rates can have significant effects on the Company's profitability. Under certain circumstances of interest rate volatility, the Company is exposed to disintermediation risk and reduction in net interest spread or profit margins. The fair value of the Company's invested assets fluctuates depending on market and other general economic conditions and the interest rate environment. In addition, mortgage prepayments, life insurance and annuity surrenders and bond calls are affected by interest rate fluctuations. Although management of the Company employs a number of asset/liability management strategies to minimize the effects of interest rate volatility, no assurance can be given that it will be successful in managing the effects of such volatility and that such volatility will not have a material adverse impact on the Company's business, financial condition and results of operation.

     Credit defaults and impairments may result in writedowns in the value of fixed income and equity securities held by the Company. Additionally, credit rating agencies may in the future downgrade certain issuers of fixed maturity securities held by the Company due to changing assessments of the credit quality of the issuers.

     The Company regularly invests in mortgage loans, mortgage-backed securities and other securities subject to prepayment and/or call risk. Significant changes in prevailing interest rates and/or geographic conditions may adversely affect the timing and amount of cash flows on these investments, as well as their related values. In addition, the amortization of market premium and accretion of market discount for mortgage-backed securities is based on historical experience and estimates of future payment experience on the underlying mortgage loans. Actual prepayment timing will differ from original estimates and may result in material adjustments to asset values and amortization or accretion recorded in future periods.

     Weak equity market performance may adversely affect sales of variable products, cause potential purchasers of the Company's products to refrain from new or additional investments, and may cause current investors to withdraw from the market or reduce their rates of ongoing investment.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Revenues of the Company's variable products are to a large extent based on fees related to the value of assets under management. Consequently, poor equity market performance limits fee revenue on some variable products.

     Although the federal government does not directly regulate the business of insurance, federal legislation and administrative policies in several areas, including pension regulations, financial services regulation and federal taxation, can significantly and adversely affect the insurance industry and the Company. The Company is unable to predict whether any of these changes will be made, whether any administrative or legislative proposals will be adopted in the future, or the effect, if any, such proposals would have on the Company.

     The development of policy reserves and deferred policy acquisition costs for the Company's products requires management to make estimates and assumptions regarding mortality, morbidity, lapse, expense and investment experience. Such estimates are primarily based on historical experience and future expectations of mortality, morbidity, expense, persistency and investment assumptions. Actual results could differ from those estimates. Management monitors actual experience, and where circumstances warrant, revises its assumptions and the related estimates for policy reserves and deferred policy acquisition costs.

     The Company issues certain variable products with various types of guaranteed minimum benefit features. The Company currently reserves for expected payments resulting from these features. The Company bears the risk that payments may be higher than expected as a result of significant, sustained downturns in the stock market. The Company also bears the risk that additional reserves may be required if partial surrender activity increases significantly for some annuity products during the period when account values are less than guaranteed amounts.

  CONTINGENCIES

     Amounts related to contingencies are accrued if it is probable that a liability has been incurred and an amount is reasonably estimable. Regarding litigation, management evaluates whether there are incremental legal or other costs directly associated with the ultimate resolution of the matter that are reasonably estimable and, if so, includes these costs in the accrual.

  RECENT ACCOUNTING PRONOUNCEMENTS

     Effective January 1, 2004, the Company adopted Statement of Position 03-01, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-01"). SOP 03-01 provides guidance on (i) the classification and valuation of long-duration contract liabilities; (ii) the accounting for sales inducements; and (iii) separate account presentation and valuation. In accordance with SOP 03-01's guidance for the reporting of certain separate accounts, the Company reclassified $768 million of separate account assets to general account assets and $680 million of separate account liabilities to policyholders' account balances and other liabilities at January 1, 2004. The Company currently offers enhanced crediting rates or day one bonus payments to contractholders on certain of its annuity products. Effective January 1, 2004, upon the Company's adoption of SOP 03-01, the expense associated with offering a day one bonus continues to be deferred and amortized over the life of the related contract using the same methodology and assumptions used to amortize deferred policy acquisition costs. Enhanced crediting rates offered in certain annuity products will no longer be eligible for capitalization. Effective January 1, 2004, amortization associated with expenses previously deferred remains unchanged. The cumulative effect of the adoption of SOP 03-01, as of January 1, 2004, resulted in a $2 million decrease in net income and a $1 million increase in other comprehensive income.

     Effective January 1, 2004, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") Implementation Issue

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

No. B36, "Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor Under Those Instruments ("B36")". B36 indicates that certain reinsurance arrangements, and other similar contracts, in which funds are withheld by the ceding insurer and a return on those withheld funds is paid based on the ceding company's return on certain of its investments, generally contain an embedded derivative feature that should be separately identified and fair valued. As of January 1, 2004, there was no cumulative effect from the adoption of B36 on the Company's results.

     The Company has adopted the provisions of Financial Accounting Standards Board Interpretation No. 46(R) ("FIN 46(R)"). In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires a variable interest entity ("VIE") to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities or entitled to receive a majority of the entity's residual returns. On December 17, 2003, the FASB issued FIN 46(R) ("Revised Interpretation" of FIN
46), which amended certain aspects of FIN 46. For all VIEs created before December 31, 2003, the Company was required to adopt FIN 46(R) as of January 1, 2005. For VIEs created after December 31, 2003, the Company applied FIN 46(R) in 2004. At December 31, 2004, the Company held $52 million of invested assets issued by VIEs, created after December 31, 2003, and determined to be a significant variable interests under FIN 46(R). These investments consist of fixed maturities (asset-backed securitizations totaling $20 million and private placement structured notes totaling $24 million) and other equity investments (asset-backed securitizations totaling $8 million). These VIEs did not require consolidation because management determined that the Company was not the primary beneficiary. Accordingly, these VIEs are subject to ongoing review for impairment and investments in these VIEs represent the maximum exposure to losses from the Company's direct involvement with the VIEs. The Company has no additional economic interest in these VIEs in the form of derivatives, commitments, related guarantees, credit enhancement or similar instruments and obligations.

     At December 31, 2005 the Company held significant variable interests in certain VIEs. The Company's total investment in these VIEs was $182 million. These investments consist of fixed maturities (asset-backed securitizations totaling $54 million, and private placement structured notes totaling $94 million) and other long-term equity investments (equity in asset-backed securitizations totaling $32 million and limited partnership interests totaling $2 million). These VIEs did not require consolidation at January 1, 2005 or throughout the year because management determined that the Company was not the primary beneficiary. Accordingly, these VIEs are subject to ongoing review for the impairment and investments in these VIEs represent the maximum exposure to losses from the Company's direct involvement with the VIEs. The Company has no additional economic interest in these VIEs in the form of derivatives, commitments, related guarantees, credit enhancement or similar instruments and obligations. There was no material impact to net income from the adoption of FIN 46(R).

     In September 2005, the Accounting Standards Executive Committee ("ACSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts" ("SOP 05-01"). SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in Statement of Financial Accounting Standards ("SFAS") No. 97. SOP 05-01 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. This SOP is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Company will adopt SOP 05-01 on January 1, 2007. The Company is currently assessing the impact of SOP 05-01 on the Company's consolidated statements at the date of adoption.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In November 2005 the FASB issued Staff Position Paper ("FSP") No. 115-1 ("FSP 115-1"), which is entitled "The Meaning Of Other-Than-Temporary Impairment and Its Application to Certain Investments." This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The provisions of FSP 115-1 are effective January 1, 2006, and it is not expected to have a material impact on the Company's Consolidated Statement of Income at the date of adoption.

NOTE 3 -- INVESTMENTS

  FIXED MATURITIES

     The amortized cost and estimated fair value of fixed maturities as of December 31, 2005 and 2004, by contractual maturity is presented below (in millions). Expected maturities may differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

                                                       2005                     2004
                                              ----------------------   ----------------------
                                              AMORTIZED   ESTIMATED    AMORTIZED   ESTIMATED
AVAILABLE FOR SALE                              COST      FAIR VALUE     COST      FAIR VALUE
------------------                            ---------   ----------   ---------   ----------
Due in one year or less.....................   $ 1,707     $ 1,714      $   869     $   878
Due after one year through five years.......     6,849       6,850        6,238       6,436
Due after five years through ten years......    11,796      11,912       10,262      10,807
Due after ten years.........................     4,254       4,566        4,416       4,804
Mortgage and asset-backed securities:
  U.S. Government or U.S. Government
     agency.................................     1,625       1,603        1,453       1,471
  Other mortgage-backed securities..........     7,263       7,321        7,290       7,540
  Other asset-backed securities.............     2,512       2,501        2,558       2,591
                                               -------     -------      -------     -------
  TOTAL AVAILABLE FOR SALE..................   $36,006     $36,467      $33,086     $34,527
                                               =======     =======      =======     =======

     At December 31, 2005 and 2004, the distribution of gross unrealized gains and losses on investments in fixed maturities was as follows (in millions):

                                                                   2005
                                             ------------------------------------------------
                                             AMORTIZED   UNREALIZED   UNREALIZED   ESTIMATED
AVAILABLE FOR SALE                             COST        GAINS        LOSSES     FAIR VALUE
------------------                           ---------   ----------   ----------   ----------
U.S. Treasury and U.S. Government
  corporations and agencies................   $ 2,047       $ 32         $ 30       $ 2,049
U.S. agencies, state and municipal.........       545         48            2           591
Foreign governments........................       144          5           --           149
Corporate..................................    23,495        643          282        23,856
Mortgage-backed securities.................     7,263        130           72         7,321
Asset-backed securities....................     2,512         17           28         2,501
                                              -------       ----         ----       -------
  TOTAL AVAILABLE FOR SALE.................   $36,006       $875         $414       $36,467
                                              =======       ====         ====       =======

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                   2004
                                             ------------------------------------------------
                                             AMORTIZED   UNREALIZED   UNREALIZED   ESTIMATED
AVAILABLE FOR SALE                             COST        GAINS        LOSSES     FAIR VALUE
------------------                           ---------   ----------   ----------   ----------
U.S. Treasury and U.S. Government
  corporations and agencies................   $ 1,571      $   34        $  7       $ 1,598
U.S. agencies, state and municipal.........       461          36           1           496
Foreign governments........................       546          61          --           607
Corporate..................................    20,660       1,114          79        21,695
Mortgage-backed securities.................     7,290         266          16         7,540
Asset-backed securities....................     2,558          45          12         2,591
                                              -------      ------        ----       -------
  TOTAL AVAILABLE FOR SALE.................   $33,086      $1,556        $115       $34,527
                                              =======      ======        ====       =======

     At December 31, 2005 and 2004, the Company had outstanding contractual obligations to acquire additional private placement securities amounting to $141 million and $47 million, respectively.

     The Company accrues interest income on fixed maturity securities to the extent it is deemed collectible and the security continues to perform under its original contractual terms. Interest income on impaired securities is recognized on a cash basis.

     Investments in bonds that have been non-income producing for the last twelve months totaled $3 million and $5 million at December 31, 2005 and 2004, respectively. These investments have been deemed other than temporarily impaired.

  EQUITY SECURITIES

     At December 31, 2005 and 2004, the distribution of gross unrealized gains and losses on available-for-sale equity securities was as follows (in millions):

                                                        UNREALIZED   UNREALIZED   ESTIMATED
                                                 COST     GAINS        LOSSES     FAIR VALUE
                                                 ----   ----------   ----------   ----------
2005...........................................  $30        $2         $  --         $32
2004...........................................  $38        $3         $   1         $40

  MORTGAGE LOANS

     The Company's mortgage loan investments are diversified by property type, location and borrower and are collateralized by the related property.

     The fair value of the mortgage loan portfolio at December 31, 2005 and 2004 was estimated to be $3,678 million and $3,264 million, respectively. Fair value is determined by discounting the projected cash flow for each loan to determine the current net present value. The discount rate used approximates the current rate for new mortgages with comparable characteristics and similar remaining maturities.

     At December 31, 2005 and 2004, contractual commitments to extend credit under commercial and residential mortgage loan agreements amounted to $190 million and $83 million at fixed and floating interest rates ranging from 3.6% to 12.3% and from 2.7% to 7.2%, respectively. These commitments are diversified by property type and geographic region.

     The Company accrues interest income on problem loans to the extent it is deemed collectible and the loan continues to perform under its original or restructured contractual terms. Interest income on impaired

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

loans is recognized on a cash basis. Cash payments on loans in the process of foreclosure are treated as a return of principal.

     At December 31, 2005 and 2004, the distribution of the mortgage loan portfolio by property type and geographic region was as follows (in millions):

                                                            2005               2004
                                                      ----------------   ----------------
                                                      CARRYING   % OF    CARRYING   % OF
                                                       VALUE     TOTAL    VALUE     TOTAL
                                                      --------   -----   --------   -----
PROPERTY TYPE:
  Office buildings..................................   $1,094     30.3%   $1,022     33.1%
  Residential.......................................      947     26.2%      762     24.7%
  Retail facilities.................................      637     17.7%      536     17.3%
  Industrial........................................      494     13.7%      419     13.6%
  Apartment buildings...............................      344      9.5%      301      9.7%
  Other.............................................       93      2.6%       50      1.6%
                                                       ------    -----    ------    -----
     TOTAL..........................................   $3,609    100.0%   $3,090    100.0%
                                                       ======    =====    ======    =====
GEOGRAPHIC REGION:
  Pacific...........................................   $  994     27.6%   $  760     24.6%
  Central...........................................      895     24.8%      799     25.9%
  South Atlantic....................................      842     23.3%      752     24.3%
  Middle Atlantic...................................      632     17.5%      557     18.0%
  New England.......................................      245      6.8%      222      7.2%
  Other.............................................        1      0.0%       --      0.0%
                                                       ------    -----    ------    -----
     TOTAL..........................................   $3,609    100.0%   $3,090    100.0%
                                                       ======    =====    ======    =====

     The activity in the mortgage loan specific and general reserves as of December 31, 2005 and 2004 is summarized below (in millions):

                                                              2005   2004
                                                              ----   ----
Beginning balance...........................................  $ 9    $ 5
Additions charged to operations.............................   --      4
Reduction due to sale.......................................   (3)    --
                                                              ---    ---
ENDING BALANCE..............................................  $ 6    $ 9
                                                              ===    ===

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  OTHER LONG-TERM INVESTMENTS

     The components of other long-term investments as of December 31, 2005 and 2004 were as follows (in millions):

                                                              2005   2004
                                                              ----   ----
New York Life Short-Term Investment Fund....................  $229   $516
Collateralized third party commercial loans.................    71     68
Limited partnerships........................................    68     48
Derivatives.................................................    21     21
Real estate.................................................    11     11
Other.......................................................     4      3
                                                              ----   ----
  TOTAL OTHER LONG-TERM INVESTMENTS.........................  $404   $667
                                                              ====   ====

     The New York Life Short Term Investment Fund ("STIF") was formed by New York Life to improve short-term returns through greater flexibility to choose attractive maturities and enhanced portfolio diversification. The STIF is a commingled fund managed by New York Life Investment Management LLC ("NYLIM"), an indirect wholly owned subsidiary of New York Life, where all participants are subsidiaries or affiliates of New York Life.

     Accumulated depreciation on real estate was $5 million for both December 31, 2005 and 2004. Depreciation expense for December 31, 2005 and 2004 totaled less than $1 million. For the year ended December 31, 2003, depreciation expense totaled $1 million. Depreciation expense is recorded as a component of net investment income in the accompanying Consolidated Statement of Income.

     Unfunded commitments on limited partnerships and limited liability companies amounted to $70 million and $9 million at December 31, 2005 and 2004, respectively.

  RESTRICTED ASSETS AND SPECIAL DEPOSITS

     Assets of $3 million at both December 31, 2005 and 2004, respectively, were on deposit with governmental authorities or trustees as required by certain state insurance laws and are included in available-for-sale fixed maturities on the accompanying Consolidated Balance Sheet.

NOTE 4 -- INVESTMENT INCOME AND INVESTMENT GAINS AND LOSSES

     The components of net investment income for the years ended December 31, 2005, 2004 and 2003 were as follows (in millions):

                                                              2005     2004     2003
                                                             ------   ------   ------
Fixed maturities...........................................  $1,982   $1,805   $1,604
Equity securities..........................................       8        4        2
Mortgage loans.............................................     206      185      167
Policy loans...............................................      44       45       46
Other long-term investments................................      29       27       30
                                                             ------   ------   ------
  Gross investment income..................................   2,269    2,066    1,849
Investment expenses........................................     (82)     (60)     (48)
                                                             ------   ------   ------
  NET INVESTMENT INCOME....................................  $2,187   $2,006   $1,801
                                                             ======   ======   ======

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     For the years ended December 31, 2005, 2004 and 2003, investment gains (losses) computed generally under the specific identification method were as follows (in millions):

                                             2005                      2004                      2003
                                    -----------------------   -----------------------   -----------------------
                                    GAINS            LOSSES   GAINS            LOSSES   GAINS            LOSSES
                                    -----            ------   -----            ------   -----            ------
Fixed maturities..................  $106             $(109)   $166             $(122)   $192             $(176)
Equity securities.................    13                (8)     13                (1)      5                (7)
Mortgage loans....................     7                (7)     --                (4)      2                (4)
Derivative instruments............     4                (8)     --               (23)      1                (4)
Other long-term investments.......     2                --       3                (1)     --               (12)
                                    ----             -----    ----             -----    ----             -----
                                    $132             $(132)   $182             $(151)   $200             $(203)
                                    ----             -----    ----             -----    ----             -----
TOTAL NET INVESTMENT GAINS
  (LOSSES)........................          $  --                      $31                       $(3)
                                            =====                      ===                       ===

     The gross gains and losses on trading securities (both fixed maturities and equity securities) amounted to $8 million and $20 million for the year ended December 31, 2005, respectively; $37 million and $19 million for the year ended December 31, 2004, respectively; and $17 million and $6 million for the year ended December 31, 2003, respectively. Trading gains and losses are included in net investment gains (losses) in the accompanying Consolidated Statement of Income.

     Realized gains on sales of available-for-sale fixed maturities were $98 million, $139 million and $180 million for the years ended December 31, 2005, 2004 and 2003, respectively; and realized losses were $82 million, $93 million and $146 million, respectively.

     Related losses from other-than-temporary impairments in fixed maturities (included in gross investment losses on fixed maturities above) were $15 million, $10 million and $24 million for the years ended December 31, 2005, 2004 and 2003, respectively. Related losses from other-than-temporary impairments in equity securities (included in gross investment losses on equity securities above) were $0 million for December 31, 2005 and 2004, and $7 million for December 31, 2003.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents the Company's gross unrealized losses and fair values for available-for-sale fixed maturities and equities with unrealized losses that are deemed to be only temporarily impaired, aggregated by investment category and length of time that individual securities have been in an unrealized loss position, at December 31, 2005 and 2004 (in millions):

                                                                  2005
                                    -----------------------------------------------------------------
                                                             GREATER THAN 12
                                    LESS THAN 12 MONTHS          MONTHS                 TOTAL
                                    --------------------   -------------------   --------------------
                                     FAIR     UNREALIZED    FAIR    UNREALIZED    FAIR     UNREALIZED
                                     VALUE      LOSSES     VALUE      LOSSES      VALUE      LOSSES
                                    -------   ----------   ------   ----------   -------   ----------
FIXED MATURITIES
  U.S. Treasury and U.S.
     Government corporations and
     agencies.....................  $ 1,214      $ 21      $  225      $  9      $ 1,439      $ 30
  U.S. agencies, state and
     municipal....................       89         1          16         1          105         2
  Foreign governments.............       29         *           1         *           30         *
  Corporate.......................    7,886       172       2,565       110       10,451       282
  Mortgage-backed securities......    2,959        50         535        22        3,494        72
  Asset-backed securities.........    1,197        16         340        12        1,537        28
                                    -------      ----      ------      ----      -------      ----
  TOTAL FIXED MATURITIES..........   13,374       260       3,682       154       17,056       414
                                    -------      ----      ------      ----      -------      ----
EQUITIES
  Common Stock....................       --        --          --        --           --        --
  Preferred Stock.................       --        --          --        --           --        --
                                    -------      ----      ------      ----      -------      ----
  TOTAL EQUITIES..................       --        --          --        --           --        --
                                    -------      ----      ------      ----      -------      ----
  TOTAL TEMPORARILY IMPAIRED
     SECURITIES...................  $13,374      $260      $3,682      $154      $17,056      $414
                                    =======      ====      ======      ====      =======      ====

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                   2004
                                      ---------------------------------------------------------------
                                                              GREATER THAN 12
                                      LESS THAN 12 MONTHS         MONTHS                 TOTAL
                                      -------------------   -------------------   -------------------
                                       FAIR    UNREALIZED    FAIR    UNREALIZED    FAIR    UNREALIZED
                                      VALUE      LOSSES     VALUE      LOSSES     VALUE      LOSSES
                                      ------   ----------   ------   ----------   ------   ----------
FIXED MATURITIES
  U.S. Treasury and U.S. Government
     corporations and agencies......  $  310      $ 3       $   74      $ 4       $  384      $  7
  U.S. agencies, state and
     municipal......................      49        *           15        1           64         1
  Foreign governments...............      16        *           --       --           16         *
  Corporate.........................   3,432       45          841       34        4,273        79
  Mortgage-backed securities........   1,028       11          125        5        1,153        16
  Asset-backed securities...........     752        6           52        6          804        12
                                      ------      ---       ------      ---       ------      ----
  TOTAL FIXED MATURITIES............   5,587       65        1,107       50        6,694       115
                                      ------      ---       ------      ---       ------      ----
EQUITIES
  Common Stock......................       1        *           --       --            1         *
  Preferred Stock...................       6        1           --       --            6         1
                                      ------      ---       ------      ---       ------      ----
  TOTAL EQUITIES....................       7        1           --       --            7         1
                                      ------      ---       ------      ---       ------      ----
  TOTAL TEMPORARILY IMPAIRED
     SECURITIES.....................  $5,594      $66       $1,107      $50       $6,701      $116
                                      ======      ===       ======      ===       ======      ====

---------------

* Unrealized loss is less than $1 million.

     At December 31, 2005, fixed maturities represented the Company's entire total unrealized loss amount, which was comprised of approximately 2,300 different securities.

     Fixed maturity securities that were in an unrealized loss position less than twelve months at December 31, 2005, represent $260 million or 63% of the Company's total unrealized loss, and securities in an unrealized loss position greater than twelve months represent $154 million or 37% of the Company's total unrealized loss. Of the total amount of fixed maturities' unrealized losses, $355 million or 86% is related to unrealized losses on investment grade securities. Investment grade is defined as a security having a credit rating from the National Association of Insurance Commissioners ("NAIC") of 1 or 2; a rating of Aaa, Aa, A or Baa from Moody's or a rating of AAA, AA, A or BBB from Standard & Poor's ("S&P"); or a comparable internal rating if an externally provided rating is not available. Unrealized losses on fixed maturity securities with a rating below investment grade represent $59 million or 14% of the Company's total unrealized losses. Unrealized losses on investment grade securities are principally related to changes in interest rates. The continued rise in interest rates in 2005 over 2004 levels has contributed to the decline in value of our fixed maturity investments as follows:

     U.S. Treasury and Government Corporations and Agencies. The unrealized losses on the Company's investments in U.S. Treasury obligations and direct obligations of U.S. corporations and agencies were $30 million or 7% of the Company's unrealized losses. These were spread across 131 securities and the decline in value was caused by interest rate increases. The contractual terms of these investments are guaranteed by the full faith and credit of the U.S. Government. Because the Company has the ability and intent to retain the investment for the period of time sufficient to allow for an anticipated recovery in value, the Company did not consider these investments to be other than temporarily impaired.

     Corporate Bonds. Unrealized losses on corporate bonds were $282 million or 68% of the Company's total unrealized losses for fixed maturities. The amount of unrealized losses on the Company's investment in

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

corporate bonds is spread over 1,370 individual securities with varying interest rates and maturities. Corporate securities that were priced below 95% of the security's amortized cost represented $84 million or 30% of the total unrealized losses for corporate bonds. These unrealized losses are principally due to changes in interest rates and were spread across all industry sectors with no one sector experiencing a disproportionate amount of losses over other sectors. Because the securities continue to meet their contractual payments and the Company has the ability and intent to retain the investment for the period of time sufficient to allow for an anticipated recovery in value, the Company did not consider these investments to be other than temporarily impaired.

     Mortgage-Backed Securities. Unrealized losses on mortgage-backed securities were $72 million or 17% of the total unrealized losses for fixed maturities. The amount of unrealized losses on the Company's investment in mortgage-backed securities was due to increases in interest rates. These losses are spread across approximately 523 fixed and variable rate investment grade securities. Mortgage-backed securities that were priced below 95% of the security's amortized cost represented $6 million or 8% of the total unrealized losses for mortgage-backed securities. Because the decline in market value is attributable to changes in interest rates and all contractual payments remain current, the Company has the ability and intent to retain the investment for the period of time sufficient to allow for an anticipated recovery in value.

     Asset-Backed Securities. Unrealized losses on asset-backed securities were $28 million or 7% of the total unrealized losses for fixed maturities. The unrealized losses on these investments are due to changes in interest rates. These losses are spread across approximately 280 investment grade securities. The Company measures its asset-backed portfolio for impairments based on the security's credit rating and whether the security has an unrealized loss. When the fair value of the securities are below amortized cost and there are negative changes in estimated future cash flows, the securities are deemed other than temporarily impaired and a realized loss is recognized in net income in the accompanying Consolidated Statement of Income. The Company also evaluates these securities for other than temporary impairments based on facts and circumstances, even if there has been no negative change in estimated future cash flows. Asset-backed securities that were priced below 95% of the security's amortized cost represented $5 million or 18% of the total unrealized losses for asset-backed securities.

  NET UNREALIZED INVESTMENT GAINS (LOSSES)

     Net unrealized investment gains (losses) on available-for-sale investments are included in the Consolidated Balance Sheet as a component of accumulated other comprehensive income. Changes in these amounts include reclassification adjustments for prior period unrealized gains (losses) that have been recognized as realized gains (losses) during the current year and are included in net investment gains (losses) in the accompanying Consolidated Statement of Income.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The amounts for the years ended December 31, 2005, 2004 and 2003 are as follows (in millions):

                                                              2005    2004   2003
                                                              -----   ----   -----
Net unrealized investment gains, beginning of the year......  $ 653   $590   $ 451
                                                              -----   ----   -----
Changes in net unrealized investment (losses) gains
  attributable to:
  Investments:
     Net unrealized investment (losses) gains arising during
       the period...........................................   (578)    51     132
     Less: Reclassification adjustments for gains included
       in net income........................................     60     57      18
                                                              -----   ----   -----
     Change in net unrealized investment (losses) gains, net
       of adjustments.......................................   (638)    (6)    114
Impact of net unrealized investment (losses) gains on:
  Policyholders' account balances and future policy
     benefits...............................................    (10)    (7)     26
  Deferred policy acquisition costs.........................    201     62      (1)
  Other assets (deferred sales inducements).................     25     14      --
                                                              -----   ----   -----
Change in net unrealized investment (losses) gains..........   (422)    63     139
                                                              -----   ----   -----
NET UNREALIZED INVESTMENT GAINS, END OF YEAR................  $ 231   $653   $ 590
                                                              =====   ====   =====

     Net unrealized (losses) gains on investments reported in the preceding table for the years ended December 31, 2005, 2004 and 2003 are net of income tax (benefit) expense of $(311) million, $27 million and $71 million, respectively.

     Reclassification adjustments reported in the preceding table for the years ended December 31, 2005, 2004 and 2003 are net of income tax expense of $32 million, $31 million and $10 million, respectively.

     Policyholders' account balances and future policy benefits reported in the preceding table for the years ended December 31, 2005, 2004 and 2003 are net of income tax (benefit) expense of $(5) million, $(4) million and $14 million, respectively.

     Deferred policy acquisition costs in the preceding table for the years ended December 31, 2005, 2004 and 2003 are net of income tax expense of $108 million, $33 million and $0 million, respectively.

     Other assets (deferred sales inducements) in the preceding table for the years ended December 31, 2005 and 2004 is net of income tax expense of $13 million and $8 million, respectively.

NOTE 5 -- POLICYHOLDERS' LIABILITIES

  POLICYHOLDERS' ACCOUNT BALANCES

     Policyholders' account balances at December 31, 2005 and 2004 were as follows (in millions):

                                                               2005      2004
                                                              -------   -------
Deferred annuities..........................................  $21,388   $18,840
Universal life contracts....................................   16,789    15,681
Other.......................................................      236       194
                                                              -------   -------
  TOTAL POLICYHOLDERS' ACCOUNT BALANCES.....................  $38,413   $34,715
                                                              =======   =======

     Policyholders' account balances on the above contracts are equal to cumulative deposits plus interest credited less withdrawals and less mortality and expense charges, where applicable. This liability also includes

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

amounts that have been assessed to compensate the insurer for services to be performed over future periods. For deferred annuities and other deposit type contracts, account value approximates fair value.

     The following table highlights the interest rate assumptions generally utilized in calculating policyholders' account balances, as well as certain withdrawal characteristics associated with these accounts at December 31, 2005:

PRODUCT                                       INTEREST RATE   WITHDRAWAL/SURRENDER CHARGES
-------                                       -------------   ----------------------------
Deferred annuities..........................  2.20% to 7.00%  Surrender charges 0% to 10%
                                                              for up to 10 years.
Universal life contracts....................  3.25% to 6.51%  Various up to 19 years.

  FUTURE POLICY BENEFITS

     Future policy benefits at December 31, 2005 and 2004 were as follows (in millions):

                                                               2005     2004
                                                              ------   ------
Life insurance:
  Taiwan business -- 100% coinsured.........................  $  961   $1,021
  Other life................................................      54       46
                                                              ------   ------
       Total life insurance.................................   1,015    1,067
Individual annuities........................................     445      293
                                                              ------   ------
     TOTAL FUTURE POLICY BENEFITS...........................  $1,460   $1,360
                                                              ======   ======

     The following table highlights the key assumptions generally utilized in the calculation of future policy benefit reserves at December 31, 2005:

PRODUCT                                          MORTALITY       INTEREST RATE    ESTIMATION METHOD
-------                                          ---------       -------------    -----------------
Life insurance:                             Based upon pricing   3.80% - 7.50%   Net level premium
  Taiwan business-                          assumptions at time                  reserve taking into
  100% coinsured                            of policy issuance                   account death
                                            with provision for                   benefits, lapses
                                            adverse deviations                   and maintenance
                                            ("PAD").                             expenses with PAD.
Individual payout annuities                 Based upon pricing   4.37% - 9.50%   Present value of
                                            assumptions at time                  expected future
                                            of policy issuance                   payments at a rate
                                            with PAD.                            expected at issue
                                                                                 with PAD.

  GUARANTEED MINIMUM BENEFITS

     At December 31, 2005 and 2004, the Company had the following variable contracts with guarantees. (Note that the Company's variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.) For guarantees of amounts in the event of death, the net amount at risk is defined as the current guaranteed minimum death benefit ("GMDB") in excess of the current account balance at the balance sheet date. For guarantees of

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

accumulation balances, the net amount at risk is defined as the guaranteed minimum accumulation benefit ("GMAB") minus the current account balance.

  VARIABLE ANNUITY CONTRACTS -- GMDB AND GMAB

     The Company issues certain variable annuity contracts with GMDB and GMAB features that guarantee either:

          a) Return of deposits: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals)

          b) Ratchet: the benefit is greatest of the current account value, premiums paid (adjusted for withdrawals), or the highest account value on any contractually specified anniversary up to contractually specified ages (adjusted for withdrawals)

     The following chart provides the account value, net amount at risk and average attained age of contractholders at December 31, 2005 for GMDB's and GMAB's ($ in millions):

                                                  RETURN OF NET DEPOSITS             RATCHET
                                             ---------------------------------   ---------------
                                             IN THE EVENT OF   ACCUMULATION AT   IN THE EVENT OF
                                                  DEATH        SPECIFIED DATE         DEATH
                                                 (GMDB)            (GMAB)            (GMDB)
                                             ---------------   ---------------   ---------------
Account value..............................      $3,517             $839             $12,758
Net amount at risk.........................      $   32             $  2             $   332
Average attained age of contract holders...          56               --                  56

     The following summarizes the liabilities for guarantees on variable contracts reflected in the general account in future policy benefits in the accompanying Consolidated Balance Sheet ($ in millions):

                                           GUARANTEED MINIMUM    GUARANTEED MINIMUM
                                             DEATH BENEFIT      ACCUMULATION BENEFIT
                                                 (GMDB)                (GMAB)          TOTALS
                                           ------------------   --------------------   ------
Balance at January 1, 2005...............         $23                   $   3           $26
  Incurred guarantee benefits............          12                       6            18
  Paid guarantee benefits................          (5)                     --            (5)
                                                  ---                   -----           ---
BALANCE AT DECEMBER 31, 2005.............         $30                   $   9           $39
                                                  ===                   =====           ===

     For guaranteed minimum accumulation benefits, incurred guaranteed minimum benefits incorporates all changes in fair value other than amounts resulting from paid guarantee benefits. The GMDB liability is determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

     The following assumptions and methodology were used to determine the GMDB liability at December 31, 2005:

     - Data used was 1,000 stochastically generated investment performance scenarios.

     - Mean investment performance assumption ranged from 7.10% to 7.34%.

     - Volatility assumption was 15.3%.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     - Mortality was assumed to be a 50/50 blend of the 1994 GMDB table and the 1983 Basic 'A' table with 18 years of static projection.

     - Lapse rates vary by contract type and duration and range from 1% to 21%, with an average of 6%.

     - Discount rates ranged from 4.93% to 7.61%.

     The following table presents the aggregate fair value of assets, by major investment fund options (including the general and separate account fund options), held by variable annuity products that are subject to GMDB and GMAB benefits and guarantees. Since variable contracts with GMDB guarantees may also offer GMAB guarantees in each contract, the GMDB and GMAB amounts listed are not mutually exclusive (in millions):

                                                              DECEMBER 31, 2005
                                                              ------------------
INVESTMENT FUND OPTION:                                         GMDB       GMAB
-----------------------                                       ---------   ------
Equity......................................................   $ 7,403     $567
Fixed income................................................     2,306      132
Balanced....................................................     1,651       70
Other.......................................................     4,914       70
                                                               -------     ----
  TOTAL.....................................................   $16,274     $839
                                                               =======     ====

NOTE 6 -- SEPARATE ACCOUNTS

     The Company maintains twenty separate accounts for its variable deferred annuity and variable life products; nine of these are registered with the Securities and Exchange Commission. The assets of these separate accounts represent investments in shares of the New York Life sponsored Mainstay VP Series Funds and other non-proprietary funds. The assets in separate accounts for December 31, 2005 and 2004 are as follows (in millions):

                                                               2005      2004
                                                              -------   -------
Registered..................................................  $13,857   $12,615
Non-registered..............................................      133        89
                                                              -------   -------
  TOTAL SEPARATE ACCOUNT ASSETS.............................  $13,990   $12,704
                                                              =======   =======

NOTE 7 -- DEFERRED POLICY ACQUISITION COSTS AND SALES INDUCEMENTS

     An analysis of deferred policy acquisition costs for the years ended December 31, 2005, 2004 and 2003 was as follows (in millions):

                                                              2005     2004     2003
                                                             ------   ------   ------
Balance at beginning of year...............................  $2,437   $2,180   $1,781
  Reclassification due to adoption of SOP 03-01............      --     (156)      --
  Current year additions...................................     572      586      645
  Amortized during year....................................    (340)    (268)    (245)
  Adjustment for change in unrealized investment gains.....     309       95       (1)
                                                             ------   ------   ------
  BALANCE AT END OF YEAR...................................  $2,978   $2,437   $2,180
                                                             ======   ======   ======

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     As discussed in Note 2 -- Significant Accounting Policies, effective January 1, 2004, the Company adopted SOP 03-01. The Company reclassified $156 million in capitalized sales inducements from DAC to Other Assets on the accompanying Consolidated Balance Sheet.

SALES INDUCEMENTS

     Changes in deferred sales inducements are as follows (in millions):

                                                              2005   2004
                                                              ----   ----
Balance at beginning of year................................  $195   $ --
  Reclassification due to adoption of SOP 03-01.............    --    156
  Current year additions....................................    30     35
  Amortized during year.....................................   (34)   (17)
  Adjustment for change in unrealized investment gains......    39     21
                                                              ----   ----
  BALANCE AT END OF YEAR....................................  $230   $195
                                                              ====   ====

NOTE 8 -- FEDERAL INCOME TAXES

     A summary of the income tax expense included in the accompanying Consolidated Statement of Income was as follows (in millions):

                                                              2005   2004   2003
                                                              ----   ----   ----
Current:
  Federal...................................................  $119   $ 85   $ 94
  State and local...........................................     3      2      5
                                                              ----   ----   ----
                                                               122     87     99
Deferred:
  Federal...................................................    16     63     17
                                                              ----   ----   ----
INCOME TAX EXPENSE..........................................  $138   $150   $116
                                                              ====   ====   ====

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The components of the net deferred tax liability as of December 31, 2005 and 2004 were as follows (in millions):

                                                               2005     2004
                                                              ------   ------
Deferred tax assets:
  Future policyholder benefits..............................  $  606   $  550
  Employee and agents benefits..............................      71       69
  Other.....................................................       9        7
                                                              ------   ------
     Gross deferred tax assets..............................     686      626
                                                              ------   ------
Deferred tax liabilities:
  Deferred policy acquisition costs.........................     836      646
  Investments...............................................     188      528
  Other.....................................................       3        4
                                                              ------   ------
     Gross deferred tax liabilities.........................   1,027    1,178
                                                              ------   ------
       NET DEFERRED TAX LIABILITY...........................  $  341   $  552
                                                              ======   ======

     Deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for financial statement and tax purposes. The Company's management has concluded that the deferred tax assets are more likely than not to be realized. Therefore, no valuation allowance has been provided.

     Set forth below is a reconciliation of the statutory Federal income tax rate to the effective tax rate for 2005, 2004 and 2003:

                                                              2005   2004   2003
                                                              ----   ----   ----
Statutory Federal income tax rate...........................  35.0%  35.0%  35.0%
Tax exempt income...........................................  (3.8)  (1.9)  (2.8)
Other.......................................................   0.8   (0.3)  (1.2)
                                                              ----   ----   ----
EFFECTIVE TAX RATE..........................................  32.0%  32.8%  31.0%
                                                              ====   ====   ====

     Pursuant to the tax allocation agreement discussed in Note 2 -- Significant Accounting Policies, as of December 31, 2005 and 2004, the Company had recorded an income tax receivable from New York Life of $18 million and $49 million, respectively, included in Other Assets on the accompanying Consolidated Balance Sheet.

     The Company's federal income tax returns are routinely examined by the IRS and provisions are made in the financial statements in anticipation of the results of these audits. The IRS has completed audits through 1998 and has begun auditing tax years 1999 through 2001. There were no material effects on the Company's results of operations as a result of these audits. The Company believes that its recorded income tax liabilities are adequate for all open years.

NOTE 9 -- REINSURANCE

     The Company enters into reinsurance agreements in the normal course of its insurance business to reduce overall risk. The Company remains liable for reinsurance ceded if the reinsurer fails to meet its obligation on the business it has assumed. The Company periodically reviews the financial condition of its reinsurers and amounts recoverable in order to minimize its exposure to losses from reinsurer insolvencies. When necessary,

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

an allowance is recorded for reinsurance the Company cannot collect. Three reinsurance companies account for approximately 64% of the reinsurance ceded to non-affiliates at December 31, 2005.

     In December 2004, the Company reinsured 90% of a block of inforce life insurance business, consisting of Universal Life, Variable Universal Life (VUL), Target Life and Asset Preserver, with New York Life. The agreement used a combination of coinsurance with funds withheld for the fixed portion maintained in the General Account and modified coinsurance (MODCO) for the VUL policies in the Separate Accounts. Under both the MODCO and Funds Withheld treaties, the Company will retain the assets held in relation to the policyholders' account balances and separate account liabilities. An experience refund will be paid to the Company at the end of each quarterly accounting period for 100% of the profits in excess of $5 million per year. Under B36, the Funds Withheld and the MODCO treaties, along with the experience rating refund, represent embedded derivatives which are required to be carried at fair value. The fair value of these embedded derivatives approximated $0 million for both December 31, 2005, and December 31, 2004.

     In connection with the above described reinsurance agreement with New York Life, the Company recorded a deferred gain of $244 million, which includes the $25 million purchase price and $219 million of GAAP reserves recoverable from the reinsurer in excess of the funds withheld liability. During 2005, $20 million of the deferred gain was amortized and is included in net revenue from reinsurance in the accompanying Consolidated Statement of Income. The effect of this affiliated reinsurance agreement for the years ended December 31, 2005 and 2004 were as follows (in millions):

                                                               2005     2004
                                                              ------   ------
Fees-universal life and annuity policies ceded..............  $  387   $   --
                                                              ======   ======
Net revenue from reinsurance................................  $  266   $   --
                                                              ======   ======
Policyholders' benefits ceded...............................  $  117   $   --
                                                              ======   ======
Amounts recoverable from reinsurer..........................  $4,872   $4,779
                                                              ======   ======
Amounts payable to reinsurer................................  $4,821   $4,535
                                                              ======   ======
Other liabilities (deferred gain), net of amortization......  $  224   $  244
                                                              ======   ======

     Effective July 1, 2002, the Company transferred the Taiwan branch's insurance book of business to an affiliated company, New York Life Insurance Taiwan Corporation ("NYLT"), an indirect wholly owned subsidiary of New York Life. The Company is jointly liable with NYLT for two years from the giving of notice to all obligees for all matured obligations and for two years after the maturity date of not-yet matured obligations. NYLT is also contractually liable, under indemnification provisions of the transaction, for any liabilities that may be asserted against the Company. The transfer of the branch's net assets was accounted for as a long-duration coinsurance transaction. Under this accounting treatment, the insurance related liabilities remain on the books of the Company and an offsetting reinsurance recoverable is established. Additionally, premiums and benefits associated with any business sold prior to July 1, 2002 are reflected on the Company's Consolidated Statement of Income. Accordingly, the Company recorded the following with respect to this transaction (in millions):

                                                              2005    2004
                                                              ----   ------
Amounts recoverable from reinsurers.........................  $961   $1,021
Premiums ceded..............................................   127      130
Benefits ceded..............................................    69       81

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The effects of all reinsurance for the years ended December 31, 2005, 2004 and 2003 were as follows (in millions):

                                                               2005     2004    2003
                                                              ------   ------   ----
Premiums:
  Direct....................................................  $  265   $  171   $174
  Assumed...................................................       1        1     --
  Ceded.....................................................    (128)    (143)  (171)
                                                              ------   ------   ----
Net premiums................................................  $  138   $   29   $  3
                                                              ======   ======   ====
Fees-universal life and annuity policies ceded..............  $  530   $  111   $ 98
                                                              ======   ======   ====
Net revenue from reinsurance................................  $  276   $    4   $  7
                                                              ======   ======   ====
Policyholders' benefits ceded...............................  $  312   $  221   $108
                                                              ======   ======   ====
Increase in ceded liabilities for future policyholder
  benefits..................................................  $   10   $    7   $  6
                                                              ======   ======   ====
Amounts recoverable from reinsurer..........................  $6,090   $5,935   $788
                                                              ======   ======   ====
Amounts payable to reinsurer................................  $4,844   $4,553   $ 16
                                                              ======   ======   ====
Other liabilities (deferred gain), net of amortization......  $  224   $  244   $ --
                                                              ======   ======   ====

NOTE 10 -- DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     The Company uses derivative financial instruments to manage interest rate and currency risk. These derivative financial instruments include interest rate options and interest rate and currency swaps. The Company does not engage in derivative financial instrument transactions for speculative purposes.

     The Company deals with highly rated counterparties and does not expect the counterparties to fail to meet their obligations under the contracts. The Company has controls in place to monitor credit exposures by limiting transactions with specific counterparties within specified dollar limits and assessing the creditworthiness of counterparties. The Company uses master netting agreements and collateral support agreements with counterparties and adjusts transaction levels, when appropriate, to minimize risk.

     To further minimize risk, credit support annexes are negotiated as part of swap documentation entered into by the Company with counterparties. The credit support annex requires that a swap counterparty post collateral to secure that portion of its anticipated swap obligation in excess of a specified threshold. The threshold declines with a decline in the counterparties' rating. Collateral received is invested in short-term investments.

     To qualify as a hedge, the hedge relationship is designated and formally documented at inception detailing the particular risk management objective and strategy for the hedge. This includes the item and risk that is being hedged, the derivative that is being used, as well as how effectiveness is being assessed and measured. A derivative must be highly effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged. The hedging relationship is considered highly effective if the changes in fair value or discounted cash flows of the hedging instrument is within 80-125% of the inverse changes in the fair value or discounted cash flows of the hedged item. The Company formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis in accordance with its risk management policy.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     For fair value hedges, the Company generally uses a qualitative assessment to measure hedge effectiveness, which matches the terms of the derivative with the underlying hedged item. For cash flow hedges of interest rate risk, the Company uses either qualitative assessment, if appropriate, or regression analysis to assess hedge effectiveness to changes in the benchmark interest rate. The change in variable cash flows method is used to measure hedge ineffectiveness when appropriate. The Company discontinues hedge accounting prospectively if: (i) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item, (ii) the derivative expires or is sold, terminated, or exercised, (iii) the derivative is de-designated as a hedge instrument, (iv) it is probable that the forecasted transaction will not occur, or (v) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

  FAIR VALUE HEDGES

     The Company designates and accounts for the following as fair value hedges when they have met the requirements of SFAS 149: (i) interest rate swaps to convert fixed rate investments to floating rate investments and (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated investments.

     For fair value hedges, in which derivatives hedge the fair value of assets, changes in the fair value of derivatives are reflected in net investment losses, together with changes in the fair value of the related hedged item. The net amount, representing hedge ineffectiveness, is reflected in earnings.

     Hedge accounting is discontinued immediately when it is determined that the derivative no longer qualifies as an effective fair value hedge. The derivative will continue to be carried on the balance sheet at its fair value, but the changes in the fair value of the hedged asset will no longer offset the changes in the fair value of the derivative. The Company had no fair value hedges for the years ended December 31, 2005 and 2004.

  CASH FLOW HEDGES

     The Company designates and accounts for the following as cash flow hedges, when they have met the requirements of SFAS 149: (i) interest rate swaps to convert floating rate investments to fixed rate investments and (ii) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments.

     For the years ended December 31, 2005 and 2004, there were no net investment gains (losses) related to the ineffective portion of cash flow hedges. All components of each derivative's gain or loss were included in the assessment of hedge ineffectiveness.

     When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income will be recognized immediately in net investment gains (losses). When the hedged forecasted transaction is no longer probable, but is reasonably possible, the accumulated gain or loss remains in other comprehensive income and will be recognized when the transaction affects net income; however, prospective hedge accounting for the transaction is terminated. In all other cash flow hedge situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current period net investment gains (losses). The Company had no cash flow hedges of forecasted transactions for the years ended December 31, 2005 and 2004.

     For cash flow hedges, in which derivatives hedge the variability of cash flows related to variable rate available-for-sale securities, and available-for-sale securities that are exposed to foreign exchange risk, the

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

accounting treatment depends on the effectiveness of the hedge. To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives' fair value will not be included in current earnings but are reported as changes in other comprehensive income. These changes in fair value will be included in earnings of future periods when earnings are also affected by the variability of the hedged cash flows. For hedges of assets or liabilities that are subject to transaction gains and losses under SFAS No. 52 "Foreign Currency Translation", the change in fair value relative to the change in spot rates during the reporting period is reclassified and reported with the transaction gain or loss of the asset being hedged. To the extent these derivatives are not effective, changes in their fair values are immediately included in earnings in net investment gains and losses. The Company's cash flow hedges primarily include hedges of floating rate available-for-sale securities and available-for-sale securities that are exposed to foreign exchange risk. The assessment of hedge effectiveness for cash flow hedges of interest rate risk excludes amounts relating to risks other than exposure to the benchmark interest rate. The notional value of cash flow hedges was $187 million and $182 million at December 31, 2005 and 2004, respectively.

     Presented below is a roll forward of the components of other comprehensive income (loss) before taxes related to cash flow hedges (in millions):

                                                              2005   2004   2003
                                                              ----   ----   ----
Other comprehensive income balance at the beginning of the
  year......................................................  $ 8    $10    $16
Losses deferred in other comprehensive income on the
  effective portion of cash flow hedges.....................   (1)    (2)    (6)
Losses (gains) reclassified to net income...................   --     --     --
                                                              ---    ---    ---
Other comprehensive income balance at the end of the year...  $ 7    $ 8    $10
                                                              ===    ===    ===

     The Company has derivative instruments that do not qualify for hedge accounting treatment, which include interest rate options and various interest rate swaps. Derivatives that do not qualify for hedge accounting are carried at fair value with changes in value included in net investment gains (losses). There were $9 billion and $6 billion in notional value of non-qualifying hedges at December 31, 2005 and 2004, respectively. For the years ended December 31, 2005, 2004 and 2003, the Company recognized as net investment gains (losses) in the Consolidated Statement of Income changes in fair value of $(3) million, $(22) million and $(2) million, respectively, related to derivatives that do not qualify for hedge accounting.

     The Company may enter into contracts that are not themselves derivative instruments but contain embedded derivatives. For each contract, the Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to those of the host contract and determines whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract and accounted for as a stand-alone derivative. Such embedded derivatives are recorded on the balance sheet at fair value and changes in their fair value are recorded currently in net investment gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at fair value. As of December 31, 2005 and 2004, there were no such embedded derivatives that could not be separated from their host contracts.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 11 -- COMMITMENTS AND CONTINGENCIES

  LITIGATION

     The Company is a defendant in individual and/or alleged class action suits arising from its agency sales force, insurance (including variable contracts registered under the federal securities law), investment, retail securities, and/or other operations, including actions involving retail sales practices. Most of these actions seek substantial or unspecified compensatory and punitive damages. The Company is also from time to time involved in various governmental, administrative, and investigative proceedings and inquiries.

     Notwithstanding the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted, the Company believes that, after provisions made in the financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on the Company's financial position; however, it is possible that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on the Company's operating results for a given year.

  ASSESSMENTS

     Most of the jurisdictions in which the Company is licensed to transact business, require life insurers to participate in guaranty associations which are organized to pay contractual benefits pursuant to insurance policies issued by impaired, insolvent or failed life insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the line of business in which the impaired, insolvent or failed life insurer is engaged. Some states permit member insurers to recover assessments through full or partial premium tax offsets. The Company is not aware of, nor has it received notification of any significant insolvency by insurance companies.

  LOANED SECURITIES AND REPURCHASE AGREEMENTS

     The Company participates in a securities lending program for the purpose of enhancing income on securities held. At December 31, 2005 and 2004, $755 million and $1,082 million, respectively, of the Company's fixed maturity securities were on loan to others. Such assets reflect the extent of the Company's involvement in securities lending, not the Company's risk of loss. At December 31, 2005 and 2004, the Company recorded cash collateral received under these agreements of $765 million and $1,105 million, respectively, and established a corresponding liability for the same amount. The Company also holds collateral in the form of securities having a market value of $9 million and $0 million at December 31, 2005 and 2004, respectively, which is not included in the accompanying Consolidated Balance Sheet.

     The Company enters into agreements to sell and repurchase securities for the purpose of enhancing income on securities held. Under these agreements, the Company obtains the use of funds from a broker for generally one month. Collateral received is invested in short-term investments and the offsetting collateral liability reported approximates fair value. The liability reported on the accompanying Consolidated Balance Sheet (included in other liabilities) approximates fair value. At December 31, 2005 and 2004, the Company had repurchase agreements totaling $154 million at an average coupon rate of 5.45% and $1,021 million at an average coupon rate of 5.04%, respectively. The investments acquired with the funds received from the securities sold are primarily included in cash and cash equivalents. At December 31, 2005 and 2004, the Company had no reverse repurchase agreements outstanding.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 12 -- RELATED PARTY TRANSACTIONS

     The Company has significant transactions with New York Life and its affiliates. Because of these relationships, it is possible that the terms of the transactions are not the same as those that would result from transactions among wholly unrelated parties.

     New York Life provides the Company with services and facilities for the sale of insurance and other activities related to the business of insurance. New York Life charges the Company for the identified costs associated with these services and facilities under the terms of an administrative service agreement between New York Life and the Company. Such costs, amounting to $611 million, $585 million and $559 million for the years ended December 31, 2005, 2004 and 2003, respectively, are reflected in operating expenses and net investment income in the accompanying Consolidated Statement of Income.

     In addition, the Company is allocated post-retirement and post-employment benefits other than pensions, which are held by New York Life. The Company was allocated $19 million for its share of the net periodic post-retirement benefits expense in 2005 ($30 million and $27 million in 2004 and 2003, respectively) and an expense of $(2) million in 2005 ($1 million in 2004 and $(2) million in 2003) for the post-employment benefits expense under the provisions of the service agreement. The expenses are reflected in operating expenses and net investment income in the accompanying Consolidated Statement of Income.

     The Company has entered into an investment advisory and administrative services agreement with New York Life Investment Management LLC ("NYLIM"), an indirect wholly owned subsidiary of New York Life, to provide investment advisory services to the Company. At December 31, 2005, 2004 and 2003, the total cost for these services amounted to $37 million, $31 million and $23 million, respectively, which are included in the costs of services billed by New York Life to the Company, as noted above.

     In addition, NYLIM has an Investment Advisory Agreement with the Mainstay VP Series Fund, Inc. (the "Fund"), a registered investment company whose shares are sold to various separate accounts of the Company. NYLIM, the administrator of the Fund and the Company have entered into agreements regarding administrative services to be provided by the Company. Under the terms of the agreement, NYLIM pays the Company administrative fees for providing services to the Fund. The Company recorded fee income from NYLIM for the years ended December 31, 2005, 2004 and 2003 of $13 million, $11 million, and $9 million, respectively.

     At December 31, 2005 and 2004, the Company had a net liability of $194 million and $202 million, respectively, for the above described services which are included in other liabilities in the accompanying Consolidated Balance Sheet. The terms of the settlement generally require that these amounts be settled in cash within ninety days.

     The Company is the obligor for certain structured settlement agreements with unaffiliated insurance companies, beneficiaries and other non-affiliated entities. To satisfy its obligations under these agreements, the Company owns all rights, title and interest in and to certain single premium annuities issued by New York Life. The carrying value of the annuity contracts is based upon the actuarially determined value of the obligations under the structured settlement contracts, which generally have some life contingent benefits. The obligations are based upon the actuarially determined present value of expected future payments. Interest rates used in establishing such obligations range from 5.02% to 7.81%. The Company has directed New York Life to make the payments under the annuity contracts directly to the payees under the structured settlement agreements. At December 31, 2005 and 2004, the carrying value of the interest in annuity contracts and the obligations under structured settlement agreements in the accompanying Consolidated Balance Sheet amounted to $4,005 million and $3,712 million, respectively.

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In addition, the Company has issued certain annuity contracts to New York Life in order that New York Life may satisfy its third party obligations under certain structured settlement agreements. The Company has been directed by New York Life to make the payments under the annuity contracts directly to the beneficiaries under these structured settlement agreements. At December 31, 2005 and 2004, the amount of outstanding reserves on these contracts included in future policy benefits was $182 million and $180 million, respectively.

     The Company has a variable product distribution agreement with NYLIFE Distributors, an indirect wholly owned subsidiary of New York Life, granting NYLIFE Distributors the exclusive right to distribute, and be the principal underwriter of the Company's variable product policies. NYLIFE Distributors has an agreement with NYLIFE Securities, another indirect wholly owned subsidiary of New York Life, under which registered representatives of NYLIFE Securities solicit sales of these policies. In connection with this agreement, the Company recorded commission expense to NYLIFE Securities' registered representatives of $86 million, $94 million and $89 million, for the years ended December 31, 2005, 2004 and 2003, respectively.

     The Company has a credit agreement with New York Life wherein New York Life can borrow funds from the Company. The maximum amount available to New York Life is $490 million. No outstanding balance was due to the Company at December 31, 2005 and December 31, 2004.

     The Company also has a credit agreement with New York Life in which the Company can borrow up to $490 million. During 2005, the credit facility was not used, no interest was paid and no outstanding balance was due. There was no interest expense for 2005 and the interest expense for 2004 and 2003 was less than $1 million.

     As an alternative credit facility to the foregoing credit arrangement with New York Life, on December 23, 2004, the Company entered into a credit agreement with New York Life Capital Corporation, an indirect wholly owned subsidiary of New York Life, in which the Company can borrow up to $490 million. As of December 31, 2005, there was no outstanding balance due to New York Life Capital Corporation. As of December 31, 2004, a $233 million outstanding balance was due to New York Life Capital Corporation (with various maturities through February 3, 2005) and is included in other liabilities. Interest expense for 2005 and 2004 was $2 million and less than $1 million, respectively.

     During August 2003, the Company transferred without recourse several private placement debt securities to Madison Capital Funding LLC ("MCF"). MCF is an indirect wholly owned subsidiary of New York Life. MCF paid for the purchase price of the securities transferred by delivering to the Company promissory notes with terms identical to the securities transferred. At December 31, 2005 and 2004, the Company had recorded a receivable from MCF, included in other assets of $5 million for both years. The Company received interest payments from MCF of less than $1 million and $2 million for the years ended December 31, 2005 and 2004, respectively.

     The Company has an arrangement with New York Life whereby a policyholder may convert a New York Life term policy or term rider to a Target Life policy issued by the Company, without any additional underwriting. As compensation for this arrangement, the Company recorded other income of $17 million, $15 million and $15 million for the years ended December 31, 2005, 2004 and 2003, respectively.

     The Company received a capital contribution of $500 million in 2003 from its parent company, New York Life.

     The Company has issued various Corporate Owned Life policies to New York Life, including $527 million sold during 2004, for the purpose of informally funding certain benefits for New York Life employees and agents. These policies were issued on the same basis as policies sold to unrelated customers. As of December 31, 2005 and 2004, the Company recorded liabilities of approximately $1,968 million and

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         (A WHOLLY OWNED SUBSIDIARY OF NEW YORK LIFE INSURANCE COMPANY)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

$1,798 million, respectively, which are included in policyholders' account balances and separate account liabilities on the accompanying Consolidated Balance Sheet.

     The Company has also issued various Corporate Owned Life policies to separate Voluntary Employees' Beneficiary Association (VEBA) trusts formed for the benefit of New York Life's retired employees and agents. These policies were issued on the same basis as policies sold to unrelated customers. As of December 31, 2005 and 2004, policyholders' account balances and separate account liabilities related to these policies aggregated $274 million and $267 million, respectively.

     The Company has an agreement with NYLINK Insurance Agency Incorporated ("NYLINK), an indirect wholly owned subsidiary of New York Life, granting NYLINK the right to solicit applications for the Company's products through NYLINK's subagents. For the years ended December 31, 2005 and 2004, the Company recorded commission and fee expense to NYLINK agents of $6 million and $7 million, respectively.

     Effective December 31, 2004, the Company entered into a reinsurance agreement with New York Life (see Note 9 -- Reinsurance for more details).

     Effective July 1, 2002, the Company transferred its Taiwan branch insurance book of business to NYLT, which is accounted for as a long-duration coinsurance transaction (see Note 9 -- Reinsurance for more details).

NOTE 13 -- SUPPLEMENTAL CASH FLOW INFORMATION

     Income taxes paid were $85 million, $98 million and $173 million during 2005, 2004 and 2003, respectively.

     Total interest paid was $19 million, $10 million and $10 million during 2005, 2004 and 2003, respectively.

NOTE 14 -- STATUTORY FINANCIAL INFORMATION

     Accounting practices used to prepare statutory financial statements for regulatory filings of life insurance companies differ in certain instances from GAAP. The Delaware Insurance Department (the "Department") recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the Delaware Insurance Law. In making such determinations the Department gives no consideration to financial statements prepared in accordance with accounting principles generally accepted in the United States of America.

     At December 31, 2005 and 2004, statutory stockholder's equity was $2,157 million and $2,009 million, respectively. Statutory net income for the years ended December 31, 2005, 2004 and 2003 was $231 million, $224 million and $20 million, respectively.

     The Company is restricted as to the amounts it may pay as dividends to New York Life. Under Delaware Insurance Law, dividends on capital stock can be distributed only out of earned surplus. Furthermore, without prior approval of the Delaware Insurance Commissioner, dividends cannot be declared or distributed which exceed the greater of ten percent of the Company's surplus or one hundred percent of net gain from operations. No dividends were paid or declared for the years ended December 31, 2005 and 2004. As of December 31, 2005, the amount of available and accumulated funds derived from earned surplus from which the Company can pay dividends is $722 million. The maximum amount of dividends that may be paid in 2006 without prior approval is $229 million.

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of New York Life Insurance and Annuity Corporation:

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholder's equity and of cash flows present fairly, in all material respects, the financial position of New York Life Insurance and Annuity Corporation and its subsidiaries (the "Company") at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As disclosed in Note 12 to the consolidated financial statements, the Company has significant transactions with New York Life Insurance Company and its affiliates. Because of these relationships, it is possible that the terms of the transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP
New York, NY
March 15, 2006

                            PART C. OTHER INFORMATION

ITEM 24.         FINANCIAL STATEMENTS AND EXHIBITS

a.       Financial Statements.

            All required financial statements are included in Part B of this Registration Statement.

b.       Exhibits.

(1) Resolution of the Board of Directors of New York Life Insurance and Annuity Corporation ("NYLIAC") authorizing the establishment of the Separate Account - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (1) to the Initial Registration Statement on Form N-4 for NYLIAC Variable Annuity Separate Account-IV (File No. 333-106806), Filed 7/3/03 and incorporated herein by reference.

(2)              Not applicable.

(3)(a) Distribution Agreement between NYLIFE Securities Inc. and NYLIAC - Previously filed as Exhibit (3)(a) to Post-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 2-86084), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (3)(a) to Post-Effective Amendment No. 4 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 033-64410), filed 4/25/97 and incorporated herein by reference.

(3)(b) Distribution Agreement between NYLIFE Securities, Inc. and NYLIAC-Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit(3)(b) to Post-Effective Amendment No. 1 on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 033-87382), and incorporated herein by reference.

(3)(c) Distribution and Underwriting Agreement, dated April 27, 2006, between New York Life Insurance and Annuity Corporation and NYLIFE Distributors LLC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit(c)(3) to Post-Effective Amendment No. 16 on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-48300), filed 8/15/06 and incorporated herein by reference.

(4)(a) Enhancement Spousal Continuance Rider - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit Exhibit (4)(b) to Post-Effective Amendment No. 4 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 333-80535), filed 7/13/01 and incorporated herein by reference.

(4)(b) Specimen Policy for LifeStages Elite Variable Annuity and MainStay Elite Variable Annuity (No. 203-193) - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Specimen Policy for LifeStages Elite Variable Annuity Exhibit(4)(b) to the Initial Registration Statement on Form N-4 for NYLIAC Variable Annuity Separate Account-IV (File No.333-106806), filed 7/3/03 and incorporated herein by reference.

(4)(c) Specimen Policy for LifeStages Longevity Benefit Variable Annuity (No. 206-193) - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (4)(b) to the Initial Registration Statement on Form N-4 for NYLIAC Variable Annuity Separate Account-IV (File Nos. (811-21397/333-130068), filed 12/1/05 and incorporated herein by reference.

(4)(d) Annual Death Benefit Reset Rider - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (4)(c) to the Initial Registration Statement on Form N-4 for NYLIAC Variable Annuity Separate Account-IV
                 (File No. 333-106806), filed 7/3/03 and incorporated herein by reference.

(4)(e) Enhanced Beneficiary Benefit Rider - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (4)(d) to the Initial Registration Statement on Form N-4 for NYLIAC Variable Annuity Separate Account-IV
                 (File No.333-106806), filed 7/3/03 and incorporated herein by reference.

(4)(f) Investment Protection Plan Rider - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit(4)(b) to Post-Effective Amendment No.6 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 033-87382), filed 2/18/99 and incorporated herein by reference.

(4)(g) Unemployment Benefit Rider - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (4)(f) to the Initial Registration Statement on Form N-4 for NYLIAC Variable Annuity Separate Account-IV (File No. 333-106806), filed 7/3/03 and incorporated herein by reference.

(4)(h) UPromise Account Rider - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (4)(g) to the Initial Registration Statement on Form N-4 for NYLIAC Variable Annuity Separate Account-IV (File No. 333-106806), filed 7/3/03 and incorporated herein by reference.

(4)(i) Living Needs Benefit Rider - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (4)(h) to the Initial Registration Statement on Form N-4 for NYLIAC Variable Annuity Separate Account-IV (File No. 333-106806), filed 7/3/03 and incorporated herein by reference.

(4)(j) Specimen Policy for LifeStages Premium Plus Elite Variable Annuity (204-193) - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (4)(i) to Post-Effective Amendment No. 3 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-IV (File No. 333-106806), filed 8/26/04 and incorporated herein by reference.

(5)(a) Form of Application for a policy for LifeStages Elite Variable Annuity - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (5)(a) to the Initial Registration Statement on Form N-4 for NYLIAC Variable Annuity Separate Account-IV (File No. 333-106806), filed 7/3/03 and incorporated herein by reference.

(5)(b) Form of Application for a policy for MainStay Elite Variable Annuity - Flexible Premium - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (5)(b) to Post-Effective Amendment No. 2 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-IV (File No. 333-106806), filed 5/25/04 and incorporated herein by reference.

(5)(c) Form of Application for a policy for MainStay Elite Variable Annuity - Single Premium - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (5)(c) to Post-Effective Amendment No. 2 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-IV (File No. 333-106806), filed 5/25/04 and incorporated herein by reference.

(5)(d) Form of Application for LifeStages Deferred Variable Annuities (204-953) - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (5)(d) to Post-Effective Amendment No. 3 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-IV (File No. 333-106806), filed 8/26/04 and incorporated herein by reference.

(5)(e) Form of Application for a policy for LifeStages Longevity Benefit Variable Annuity (No. 206-193) - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (5)(a) to the Initial Registration Statement on Form N-4 for NYLIAC Variable Annuity Separate Account-IV (File Nos. 811-21397/333-130068), filed 12/1/05 and incorporated herein by reference.

(6)(a) Certificate of Incorporation of NYLIAC - Previously filed as Exhibit (6)(a) to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 2-86083), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (6)(a) to the initial registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 7/3/96 and incorporated herein by reference.

(6)(b)(1) By-Laws of NYLIAC - Previously filed as Exhibit (6)(b) to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 2-86083), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(b) to the initial registration statement on Form S-6 for NYLIAC Corporate

                 Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 7/3/96 and incorporated herein by reference.

(6)(b)(2) Amendments to By-Laws of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (6)(b) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-39157), filed 4/3/98 and incorporated herein by reference.

(7) Contract of Reinsurance between Connecticut General Life Insurance Company/Cigna Reinsurance and NYLIAC - Previously filed as Exhibit (7) to Registrant's Post-Effective Amendment No. 1 on Form N-4 (File No. 33-87382), filed 4/18/96 and incorporated herein by reference.

(8)(a) Stock Sale Agreement between NYLIAC and MainStay VP Series Fund, Inc. (formerly New York Life MFA Series Fund, Inc.) - Previously filed as Exhibit (8)(a) to Pre-Effective Amendment No. 1 to the registration statement on Form N-1 for New York Life MFA Series Fund, Inc. (File No. 2-86082), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (9)(a) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(8)(b) Participation Agreement among Acacia Capital Corporation, Calvert Asset Management Company, Inc. and NYLIAC, as amended - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(1) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(8)(c) Participation Agreement among The Alger American Fund, Fred Alger and Company, Incorporated and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (9)(b)(2) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(8)(d) Participation Agreement between Janus Aspen Series and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(3) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(8)(e) Participation Agreement among Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(4) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(8)(f) Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (9)(b)(5) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(8)(g) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(b)(6) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate

            Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(8)(h) Form of Participation Agreement among T. Rowe Price Equity Series, Inc., T. Rowe Price Associates, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17CFR 232.102(e) as Exhibit (8)(h) to Post-Effective Amendment No. 7 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 33-53342), filed 4/16/98 and incorporated herein by reference.

(8)(i) Form of Participation Agreement among Van Eck Worldwide Insurance Trust, Van Eck Associates Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(i) to Post-Effective Amendment No. 7 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 33-53342), filed 4/16/98 and incorporated herein by reference.

(8)(j) Form of Participation Agreement among MFS Variable Insurance Trust, Massachusetts Financial Services Company and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(j) to Post-Effective Amendment No. 7 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 33-53342), filed 4/16/98 and incorporated herein by reference.

(8)(k) Form of Participation Agreement among Dreyfus Investment Portfolios, The Dreyfus Corporation, Dreyfus Service Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(r) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 6/4/01 and incorporated herein by reference.

(8)(l) Form of Substitution Agreement among NYLIAC, MainStay Management LLC, and New York Life Investment Management LLC - Previously filed in accordance with Regulation S-T, 17CFR 232.102(e) as Exhibit (9)(s) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life-Separate Account-I (File No. 333-57210), filed 6/4/01 and incorporated herein by reference.

(8)(m) Amendment dated 9/27/02 to Stock Sale Agreement dated 6/4/93 between NYLIAC and MainStay VP Series Fund, Inc. - Previously filed in accordance with Regulation S-T, 17CFR 232.102(e) as Exhibit (8)(n) to Post-Effective Amendment No. 18 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 033-87382), filed 4/9/03 and incorporated herein by reference.

(8)(n) 12b-1 Plan Services Agreement for the Service Class Shares of MainStay VP Series Fund, Inc. between NYLIFE Distributors LLC and NYLIAC dated 12/22/05 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(x) to Post-Effective Amendment No. 20 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - I (File No. 033-53342), filed 4/10/06 and incorporated herein by reference.

(8)(o) Form of Class S Service Agreement between Fred Alger & Company and NYLIAC dated 4/30/03 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(p) to Post-Effective Amendment No. 19 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 033-87382), filed 5/14/03 and incorporated herein by reference.

(8)(p) Form of Distribution Agreement between Dreyfus Service Corporation and NYLIAC dated as of 2/24/03 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
            (8)(q) to Post-Effective Amendment No. 19 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 033-87382), filed 5/14/03 and incorporated herein by reference.

(8)(q) Form of Service Contract between Fidelity Distributors Corporation and NYLIAC dated 4/30/03 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
            (8)(r) to Post-Effective Amendment No. 19 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 033-87382), filed 5/14/03 and incorporated herein by reference.

(8)(r) Form of Distribution and Shareholder Services Agreement between Janus Distributors LLC and NYLIAC dated 4/30/03 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(s) to Post-Effective Amendment No. 19 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 033-87382), filed 5/14/03 and incorporated herein by reference.

(8)(s) Form of Fund Participation Agreement (Service Shares) between Janus Aspen Series and NYLIAC dated 4/30/03 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
            (8)(t) to Post-Effective Amendment No. 19 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 033-87382), filed 5/14/03 and incorporated herein by reference.

(8)(t) Form of Participation Agreement by and among MFS Variable Insurance Trust, Massachusetts Financial Services Company and NYLIAC dated 4/30/03 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(u) to Post-Effective Amendment No. 19 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 033-87382), filed 5/14/03 and incorporated herein by reference.

(8)(u) Form of Administrative Service Agreement between Morgan Stanley & Co. Incorporated and NYLIAC dated 4/30/03 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
            (8)(v) to Post-Effective Amendment No. 19 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 033-87382), filed 5/14/03 and incorporated herein by reference.

(8)(v)      Form of Supplement for Distribution Services Agreement between
            T. Rowe Price Investment Services, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(x) to Post-Effective Amendment No. 19 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 033-87382), filed 5/14/03 and incorporated herein by reference.

(8)(w) Form of Participation Agreement among Neuberger Berman Advisers Management Trust, Neuberger Berman Management Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(q) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life-Separate Account-I (File No. 333-57210), filed 6/4/01 and incorporated herein by reference.

(8)(x) Form of Distribution and Administrative Services Agreement, Class S Shares, between Neuberger Berman Management, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T,
            17 CFR 232.102(e) as Exhibit (8)(w) to Post-Effective
            Amendment No. 19 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 033-87382), filed 5/14/03 and incorporated herein by reference.

(8)(y) Form of Participation Agreement between Victory Variable Insurance Funds, BISYS Fund Services Limited Partnership, Victory Capital Management, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(p) to Post-Effective Amendment No. 16 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - I (File No. 033-53342), filed 4/5/04 and incorporated herein by reference.

(8)(z) Form of Distribution and Service Agreement, Class A Shares, between BISYS Fund Services Limited Partnership and NYLIFE Securities Inc.- Previously filed in accordance with Regulation S-T 17 CFR 232.102(e) as Exhibit (8)(q) to Post-Effective Amendment No. 16 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 033-53342), filed 4/5/04 and incorporated herein by reference.

8(a)(a) Form of Participation Agreement among Liberty Variable Investment Trust, Columbia Funds Distributor, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(a)(a) to Post-Effective Amendment
            No. 4 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - IV (File No. 333-106806), filed 10/25/04 and incorporated herein by reference.

8(b)(b) Form of Participation agreement among Royce Capital Fund, Royce & Associates, LLC and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(19) to Post-Effective Amendment No. 10 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 6/24/04 and incorporated herein by reference.

8(c)(c) Administrative Services Letter of Agreement between Columbia Funds Distributor, Inc. and NYLIAC-Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
            (8)(u) to Post-Effective Amendment No. 18 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 033-53342), filed 4/12/05 and incorporated herein by reference.

8(d)(d) Form of Administrative Services Agreement by and between Royce & Associates, LLC and NYLIAC-Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(u) to Post-Effective Amendment No. 18 to the registration statement on Form N-4 for NYLIAC NVA Separate Account-I (File No. 033-53342), filed 4/12/05 and incorporated herein by reference.

(8)(e)(e) Form of Administrative and Shareholder Services Letter of Agreement dated 1/15/98 between Van Eck Worldwide Insurance Trust and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(9) to Post-Effective Amendment No. 11 to the registration statement on Form N-4 for NYLIAC Variable Universal Life Separate Account
            - I (File No. 333-79309), filed 9/13/05 and incorporated herein by reference.

(8)(f)(f) Administrative Services Agreement between New York Life Investment Management LLC and NYLIAC dated 1/1/05 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(w) to Post-Effective Amendment No. 20 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - I (File No. 033-53342), filed 4/10/06 and incorporated herein by reference.

(8)(g)(g) Participation Agreement among New York Life Insurance and Annuity Corporation, MainStay VP Series Fund, Inc., and New York Life Investment Management LLC dated 10/7/04 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(y) to Post-Effective Amendment No. 20 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account I (File No. 033-53342), filed 4/10/06 and incorporated herein by reference.

(9)(a) Opinion and Consent of Thomas F. English, Esq. - Filed herewith.

(10)(a)     Consent of PricewaterhouseCoopers LLP - Filed herewith



(10)(b) Power of Attorney for Scott L. Berlin, Director and Senior Vice President of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (10)(b) to Pre-Effective Amendment No. 1 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - IV (File No. 333-130068), filed 8/30/06 and incorporated herein by reference.

(10)(c) Power of Attorney for Frank M. Boccio, Director and Senior Vice President of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (10)(c) to Pre-Effective Amendment No. 1 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - IV (File No. 333-130068), filed 8/30/06 and incorporated herein by reference.

(10)(d) Power of Attorney for Michael G. Gallo, Director and Senior Vice President of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (10)(d) to Pre-Effective Amendment No. 1 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - IV (File No. 333-130068), filed 8/30/06 and incorporated herein by reference.

(10)(e) Power of Attorney for Solomon Goldfinger, Director and Senior Vice President of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (10)(e) to Pre-Effective Amendment No. 1 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - IV (File No. 333-130068), filed 8/30/06 and incorporated herein by reference.

(10)(f) Power of Attorney for Phillip J. Hildebrand, Director and Vice Chairman of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (10)(f) to Pre-Effective Amendment No. 1 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - IV (File No. 333-130068), filed 8/30/06 and incorporated herein by reference.

(10)(g) Power of Attorney for Theodore A. Mathas, Vice Chairman and Chief Operating Officer of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (10)(g) to Pre-Effective Amendment No. 1 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - IV (File No. 333-130068), filed 8/30/06 and incorporated herein by reference.

(10)(h) Power of Attorney for John R. Meyer, Director and Senior Vice President of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (10)(h) to Pre-Effective Amendment No. 1 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - IV (File No. 333-130068), filed 8/30/06 and incorporated herein by reference.

(10)(i) Power of Attorney for Mark W. Pfaff, Director and Senior Vice President of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (10)(i) to Pre-Effective Amendment No. 1 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - IV (File No. 333-130068), filed 8/30/06 and incorporated herein by reference.

(10)(j) Power of Attorney for Robert D. Rock, Director, Senior Vice President and Chief Investment Officer of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
            (10)(j) to Pre-Effective Amendment No. 1 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - IV (File No. 333-130068), filed 8/30/06 and incorporated herein by reference.

(10)(k) Power of Attorney for Angelo J. Scialabba, Vice President and Principal Accounting Officer of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (10)(k) to Pre-Effective Amendment No. 1 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - IV (File No. 333-130068), filed 8/30/06 and incorporated herein by reference.

(10)(l) Power of Attorney for Arthur H. Seter, Director of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (10)(l) to Pre-Effective Amendment No. 1 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - IV (File No. 333-130068), filed 8/30/06 and incorporated herein by reference.

(10)(m) Power of Attorney for Frederick J. Sievert, Chairman and President of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (10)(m) to Pre-Effective Amendment No. 1 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - IV (File No. 333-130068), filed 8/30/06 and incorporated herein by reference.

(10)(n) Power of Attorney for Michael E. Sproule, Director of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (10)(n) to Pre-Effective Amendment No. 1 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - IV (File No. 333-130068), filed 8/30/06 and incorporated herein by reference.

(10)(o) Power of Attorney for Joel M. Steinberg, Director, Senior Vice President and Chief Financial Officer of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
            (10)(o) to Pre-Effective Amendment No. 1 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - IV (File No. 333-130068), filed 8/30/06 and incorporated herein by reference.

(10)(p) Power of Attorney for Seymour Sternberg, Director of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (10)(p) to Pre-Effective Amendment No. 1 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - IV (File No. 333-130068), filed 8/30/06 and incorporated herein by reference.


(11)        Not applicable.

(12)        Not applicable.

(13)        Not applicable.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The business address of each director and officer of NYLIAC is 51 Madison Avenue, New York, NY 10010.

Name:                     Title:
-----                     ------
Frederick J. Sievert      Chairman and President
Theodore A. Mathas        Vice Chairman and Chief Operating Officer
Phillip J. Hildebrand     Director and Vice Chairman
Scott L. Berlin           Director and Senior Vice President in charge of Individual Life
Frank M. Boccio           Director and Senior Vice President
Michael G. Gallo          Director and Senior Vice President
Solomon Goldfinger        Director and Senior Vice President
John R. Meyer             Director and Senior Vice President in charge of Individual Annuity
Mark W. Pfaff             Director and Senior Vice President in charge of Agency Department
Robert D. Rock            Director, Senior Vice President and Chief Investment Officer
Joel M. Steinberg         Director, Senior Vice President and Chief Financial Officer
Arthur H. Seter           Director
Michael E. Sproule        Director
Seymour Sternberg         Director
Gary E. Wendlandt         Senior Executive Vice President
Jay S. Calhoun            Senior Vice President and Treasurer
Judith E. Campbell        Senior Vice President and Chief Information Officer
John A. Cullen            Senior Vice President
Tony H. Elavia            Senior Vice President
Thomas F. English         Senior Vice President and General Counsel
Melvin J. Feinberg        Senior Vice President
Robert J. Hebron          Senior Vice President
Barbara McInerney         Senior Vice President in charge of Corporate Compliance
Gary J, Miller            Senior Vice President
Anthony Malloy            Senior Vice President
Michael M. Oleske         Senior Vice President and Tax Counsel
Frank J. Ollari           Senior Vice President
Paul Pasteris             Senior Vice President in charge of Retirement Income
Eric S. Rubin             Senior Vice President
Richard C. Schwartz       SVP and Senior Investment Manager for Derivative Transactions
Stephen N. Steinig        Senior Vice President and Chief Actuary (also designated Appointed Actuary)
Mark W.Talgo              Senior Vice President
Sara Badler               First Vice President and Deputy General Counsel
Patricia Barbari          First Vice President
Michael J. Oliviero       First Vice President - Tax
Gary W. Scofield          First Vice President and Deputy Chief Actuary
John M. Swenson           First Vice President
Thomas J. Troeller        First Vice President and Actuary
Joseph Bennett            Vice President
Stephen A. Bloom          Vice President and Chief Underwriter
David Boyle               Vice President
William J. Burns          Vice President
Karen E. Dann             Vice President
Kathleen A. Donnelly      Vice President
William Forman            Vice President
Robert J. Hynes           Vice President
Mario Lazzaro             Vice President
Edward P. Linder          Vice President
Brian C. Loutrel          Vice President
Catherine A. Marrion      Vice President and Secretary
Corey B. Multer           Vice President
Marijo F. Murphy          Vice President
Jacqueline A. O'Leary     Vice President
Nicholas Pasyanos         Vice President and Actuary (also designated Illustration Actuary)
Linda M. Reimer           Vice President and Associate General Counsel
Janis C. Rubin            Vice President
Angelo J. Scialabba       Vice President and Controller
Irwin Silber              Vice President and Actuary
Georgene Sfraga Panza     Vice President
James R. Vavra            Vice President
Robin Wagner              Vice President
Elaine Williams           Vice President
Richard J. Witterschein   Vice President and Assistant Treasurer
Robert Ziegler            Vice President

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

The Depositor, NYLIAC, is a wholly-owned subsidiary of New York Life Insurance Company ("New York Life"). The Registrant is a segregated asset account of NYLIAC. The following chart indicates persons presumed to be controlled by New York Life(+), unless otherwise indicated. Subsidiaries of other subsidiaries are indented accordingly, and ownership is 100% unless otherwise indicated.

                                                                       Jurisdiction of           Percent of Voting
Name                                                                   Organization              Securities Owned
Eclipse Funds Inc.(1)                                                  Maryland


Eclipse Funds(1)                                                       Massachusetts

The MainStay Funds(1)                                                  Massachusetts

McMorgan Funds(1)                                                      Delaware

MainStay VP Series Fund, Inc.(1)(2)                                    Maryland

New York Life Insurance and Annuity Corporation                        Delaware

   Tribecca Holdings II LLC                                            Delaware

   Bluewater Holdings II LLC                                           Delaware

   Gramercy Holdings II LLC                                            Delaware

   Pacific Square Investments LLC                                      Delaware

NYLIFE LLC                                                             Delaware
     Eagle Strategies Corp.                                            Arizona

--------

         (1) Registered investment company as to which New York Life ("NYL") and/or its subsidiaries perform one or more of the following services: investment management, administrative, distribution, transfer agency and underwriting services. It is not a subsidiary of NYL and is included for informational purposes only.

         (2) New York Life Investment Management LLC serves as investment adviser to this entity, the shares of which are held of record by separate accounts of NYLIAC. New York Life disclaims any beneficial ownership and control of this entity. New York Life and NYLIAC as depositors of said separate accounts have agreed to vote their shares as to matters covered in the proxy statement in accordance with voting instructions received from holders of variable annuity and variable life insurance policies at the shareholders meeting of this entity. It is not a subsidiary of New York Life, but is included here for informational purposes only.

         (3) New York Life Investment Management LLC provides management services to Monitor Capital Advisors Funds, LLC (Large Cap Equity Index Fund), which is a Delaware limited liability company designed to provide investment results that correspond to the total return performance of the S&P 500 Composite Stock Index. The sole investor in this limited liability company is New York Life.


--------
(+) By including the indicated corporations in this list, New York Life is not stating or admitting that said corporations are under its actual control; rather, these corporations are listed here to ensure full compliance with the requirements of this Form N-4.

                                                                       Jurisdiction of           Percent of Voting
Name                                                                   Organization              Securities Owned
(NYLIFE LLC subsidiaries cont.)
     New York Life Capital Corporation                                 Delaware
     New York Life International Investment Inc.                       Delaware
         Monetary Research Ltd.                                        Bermuda
         NYL Management Limited                                        United Kingdom
     NYLUK I Company                                                   United Kingdom

         NYLUK II Company                                              United Kingdom
             Gresham Mortgage                                          United Kingdom
             W Construction Company                                    United Kingdom
             WUT                                                       United Kingdom
             WIM (AIM)                                                 United Kingdom
     New York Life Trust Company                                       New York
     New York Life Trust Company, FSB                                  Federal Savings Bank
     NYL Executive Benefits LLC                                        Delaware

                                                                           Jurisdiction of           Percent of Voting
Name                                                                       Organization              Securities Owned
(NYLIFE LLC subsidiaries cont.)
     NYLIFE Securities Inc.                                                New York
     NYLINK Insurance Agency Incorporated                                  Delaware

                                                                       Jurisdiction of       Percent of Voting
Name                                                                   Organization          Securities Owned
New York Life Investment Management Holdings LLC                       Delaware
     NYLCAP Holdings                                                   Mauritius
     NYLIM Service Company LLC                                         Delaware
     NYLCAP Manager LLC                                                Delaware
         New York Life Capital Partners, L.L.C.                        Delaware
         New York Life Capital Partners II, L.L.C.                     Delaware
         New York Life Capital Partners III GenPar GP, LLC             Delaware
         NYLIM Mezzanine GenPar Partners GP, LLC                       Delaware
     MacKay Shields LLC                                                Delaware
         MacKay Shields General Partner (L/S) LLC                      Delaware
     NYLIFE Distributors Inc.                                          Delaware
     New York Life Investment Management LLC                           Delaware
         New York Life Investment Management (U.K.) Limited            United Kingdom
         NYLIM GP, LLC                                                 Delaware
         NYLIM and II GP, LLC                                          Delaware
     Madison Capital Funding LLC                                       Delaware
     McMorgan & Company LLC                                            Delaware
     NYLIM Real Estate Inc.                                            Delaware
     Institutional Capital LLC                                         Delaware
NYLIFE Insurance Company of Arizona                                    Arizona
New York Life International, LLC                                       Delaware
    New York Life Insurance Taiwan Corporation                         Taiwan
    NYLI Holdings (Argentina) S.R.L.                                   Argentina
    New York Life Worldwide Capital, Inc.                              Delaware
        Fianzas Monterrey, S.A.                                        Mexico                  99.95%
              Operada FMA, S.A. de C.V.                                Mexico                     99%
    NYLIFE Thailand, Inc.                                              Delaware
       PMCC Ltd.                                                       Thailand                   49%
        Siam Commercial New York Life Insurance Public Company         Thailand                47.33%
        Limited (4)
        NYL Data Center Limited                                        Thailand                99.97%
    New York Life Securities Investment Consulting Co. Ltd.            Taiwan
    New York Life Insurance Worldwide Limited                          Bermuda
    New York Life Insurance Limited                                    South Korea
    New York Life International India Fund (Mauritius) LLC             Mauritius                  90%
    NYLI-VB Asset Management Co. (Mauritius) LLC                       Mauritius                  90%
    New York Life International Holdings Limited                       Mauritius                  75%
    New York Life Insurance (Philippines), Inc.                        Philippines
    Seguros Monterrey New York Life, S.A. de C.V.                      Mexico                 99.995%
        Centro de Capacitacion Monterrey, A.C.                         Mexico                 99.791%
Silver Spring, LLC                                                     Delaware
Biris Holdings LLC                                                     Delaware
Haier New York Life Insurance Company Limited                          People's Republic of China 50%
Tribeca Holdings I LLC                                                 Delaware
Bluewater Holdings I LLC                                               Delaware
Gramercy Holdings I LLC                                                Delaware
SCP 2005-C21-002 LLC                                                   Delaware
SCP 2005-C21-003 LLC                                                   Delaware
SCP 2005-C21-006 LLC                                                   Delaware
SCP 2005-C21-007 LLC                                                   Delaware
SCP 2005-C21-008 LLC                                                   Delaware
SCP 2005-C21-009 LLC                                                   Delaware
SCP 2005-C21-017 LLC                                                   Delaware
SCP 2005-C21-018 LLC                                                   Delaware
SCP 2005-C21-021 LLC                                                   Delaware
SCP 2005-C21-025 LLC                                                   Delaware
SCP 2005-C21-O31 LLC                                                   Delaware
SCP 2005-C21-036 LLC                                                   Delaware
SCP 2005-C21-041 LLC                                                   Delaware
SCP 2005-C21-043 LLC                                                   Delaware
SCP 2005-C21-044 LLC                                                   Delaware
SCP 2005-C21-048 LLC                                                   Delaware
SCP 2005-C21-061 LLC                                                   Delaware
SCP 2005-C21-063 LLC                                                   Delaware
SCP 2005-C21-067 LLC                                                   Delaware
SCP 2005-C21-069 LLC                                                   Delaware
SCP 2005-C21-070 LLC                                                   Delaware
NYMH-Houston GP, LLC                                                   Delaware
NYMH-Plano GP, LLC                                                     Delaware
NYMH-Freeport GP, LLC                                                  Delaware
NYMH-Ennis GP, LLC                                                     Delaware
NYMH-San Antonio GP, LLC                                               Delaware
NYMH-Taylor GP, LLC                                                    Delaware
NYMH-Stephenville GP, LLC                                              Delaware
NYMH-Farmingdale New York, NY LLC                                      Delaware
NYMH-Attleboro MA, LLC                                                 Delaware

ITEM 27. NUMBER OF CONTRACT OWNERS

         As of the date of this filing, sales of the policies have not commenced.

ITEM 28. INDEMNIFICATION

         Reference is made to Article VIII of the Depositor's By-Laws.

         New York Life maintains Directors and Officers Liability/Company Reimbursement ("D&O") insurance which covers directors, officers and trustees of New York Life, its subsidiaries, and its subsidiaries and certain affiliates including the Depositor while acting in their capacity as such. The total annual aggregate of D&O coverage is $200 million applicable to all insureds under the D&O policies. There is no assurance that such coverage will be maintained by New York Life or for the Depositor in the future as, in the past, there have been large variances in the availability of D&O insurance for financial institutions.

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person of the Depositor in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

      (a) Investment companies (other than the Registrant) for which NYLIFE Distributors LLC is currently acting as underwriter:

          NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I NYLIAC MFA Separate Account-I
          NYLIAC MFA Separate Account-II
          NYLIAC Variable Annuity Separate Account-I
          NYLIAC Variable Annuity Separate Account-II
          NYLIAC Variable Universal Life Separate Account-I
          NYLIAC Variable Annuity Separate Account-III
          NYLIAC Variable Annuity Separate Account-IV
          NYLIAC VLI Separate Account
          Eclipse Funds
          Mainstay Funds
          Mainstay VP Series Fund
          McMorgan Funds
          NYLIM Institutional Funds

      (b) Directors and Officers.

      The business address of each director and officer of NYLIFE Distributors LLC is 169 Lackawanna Avenue, Parsippany, New Jersey 07054.

Names of Directors and Officers        Positions and Offices with Underwriter
-------------------------------     ---------------------------------------------
Brian A. Murdock                           Chairman and President
Scott L. Berlin                            Manager and Executive Vice President, Non-COLI Variable Life Distribution
Christopher O. Blunt                       Manager and Executive Vice President, NYLIM Product Distribution
Robert E. Brady                            Manager and Managing Director, Operations
Robert J. Hebron                           Manager and Executive Vice President, COLI Distribution
John R. Meyer                              Manager and Executive Vice President, Variable Annuity and Agency Mutual Funds
                                           Distribution
John A. Cullen                             Manager
Barry A. Schub                             Manager
Thomas A. Clough                           Senior Managing Director, Retirement Services
Stephen P. Fisher                          Senior Managing Director, NYLIM Products Marketing
Barbara McInerney                          Senior Managing Director, Compliance
Alison H. Micucci                          Senior Managing Director, Compliance
Robert E. Brady                            Managing Director, Operations
Michael D. Coffey                          Managing Director, Mutual Funds - Outside Broker-Dealer Distribution
Wendy K. Fishler                           Managing Director, National Accounts
Philip L. Gazzo                            Managing Director, Mutual Funds - Outside Broker-Dealer Distribution
Mark A. Gomez                              Managing Director and Chief Compliance Officer
Joseph J. Henehan                          Managing Director, Retirement Services
Julia D. Holland                           Managing Director, SMA Distribution
Edward P. Linder                           Managing Director, Variable Annuity and Agency Mutual Funds
                                           Distribution
Marguerite E. H. Morrison                  Managing Director and Secretary
Beverly J. Moore                           Managing Director, Marketing Communications
Gary M O'Neill                             Managing Director, Agency Distribution
Christopher V. Parisi                      Managing Director, Outside Broker-Dealer Distribution
Jennifer D. Tarsney                        Director, National Accounts
Marianna Wekow                             Director, National Accounts
Albert W. Leier                            Vice President - Financial Operations and Treasurer
David F. Boyle                             Vice President, COLI Wholesaling
Philip E. Caminiti                         Vice President, Mutual Funds Sales Desk - Outside Broker-Dealer
                                           Distribution
Karen E. Dann                              Vice President, Variable Annuity Key Accounts - Bank Distribution
John J. Ogara                              Vice President, Variable Life Wholesaling - Agency Distribution
Mark L. Gudelski                           Vice President, National Accounts
Linda M. Howard                            Vice President, Compliance
Robert F. Meredith                         Vice President, Variable Anuity and Mutual Funds Wholesaling - Agency
                                           Distribution
Stanley W. Metheney                        Vice President, Compliance
Andrew N. Reiss                            Vice President, Variable Annuity Wholesaling - Bank Distribution
John Vaccaro                               Vice President, Compliance
James R. Vavra                             Vice President, Non-COLI Variable Life Wholesaling - Outside Distribution
Richard W. Zuccaro                         Vice President, Tax

      (c) Commissions and Other Compensation


     Name of                  New Underwriting             Compensation on
    Principal                   Discounts and               Redemption or                Brokerage
   Underwriter                   Commissions                Annuitization               Commission                Compensation
   -----------                   -----------                -------------               ----------                ------------
NYLIFE Distributors
Inc.                                 -0-                         -0-                        -0-                        -0-


ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

      All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by NYLIAC at its home office, 51 Madison Avenue, Room 0150, New York, New York 10010; New York Life - Records Division, 110 Cokesbury Road, Lebanon, New Jersey 08833 and with Iron Mountain Records Management, Inc. at both 8 Neptune Drive, Poughkeepsie, New York 12601 and Route 9W South, Port Ewen, New York 12466-0477.

ITEM 31. MANAGEMENT SERVICES - Not applicable.

ITEM 32. UNDERTAKINGS - Registrant hereby undertakes:

      (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

      (b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

      (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.


      REPRESENTATION AS TO THE REASONABLENESS OF AGGREGATE FEES AND CHARGES

      New York Life Insurance and Annuity Corporation ("NYLIAC"), the sponsoring insurance company of NYLIAC Variable Annuity Separate Account-IV, hereby represents that the fees and charges deducted under the NYLIAC LifeStages Longevity Benefit Variable Annuity are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by NYLIAC.

SECTION 403(b) REPRESENTATIONS

      Registrant represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Policies, and that paragraphs numbered (1) through (4) of that letter will be complied with.

                                   SIGNATURES


      As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of New York and State of New York on this 1st day of September 2006.



                                              NYLIAC VARIABLE ANNUITY
                                              SEPARATE ACCOUNT-IV
                                                   (Registrant)


                                              By:  /s/ EDWARD P. LINDER
                                                   -----------------------------
                                                   Edward P. Linder
                                                   Vice President




                                              NEW YORK LIFE INSURANCE AND
                                              ANNUITY CORPORATION
                                                   (Depositor)


                                              By:  /s/ EDWARD P. LINDER
                                                   -----------------------------
                                                   Edward P. Linder
                                                   Vice President


As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated:


     Scott L. Berlin*               Director

     Frank M. Boccio*               Director

     Michael G. Gallo*              Director

     Solomon Goldfinger*            Director and Chief Financial Officer

     Phillip J. Hildebrand*         Director

     Theodore A. Mathas*            Director

     John R. Meyer*                 Director

     Mark W. Pfaff*                 Director

     Robert D. Rock*                Director

     Angelo J. Scialabba*           Vice President and Controller (Principal
                                    Accounting Officer)

     Arthur H. Seter*               Director

     Frederick J. Sievert*          Director and President (Principal Executive
                                    Officer)

     Michael E. Sproule*            Director

     Joel M. Steinberg*             Director

     Seymour Sternberg*             Director


By:       /s/ EDWARD P. LINDER
      ----------------------------------
      Edward P. Linder
      Attorney-in-Fact
      September 1, 2006



*  Pursuant to Powers of Attorney previously filed.

                                       EXHIBIT INDEX
Exhibit
Number                                  Description

(9)(a)                Opinion and Consent of Thomas F. English, Esq.

(10)(a)               Consent of PricewaterhouseCoopers LLP